Form 10-K, Exhibit 13
period 1996-06-30
BANK WEST FINANCIAL CORP
filed 1996-09-26
CIK 934598

Exhibit 13.0

                       1996 Annual Report to Stockholders

                        Bank West Financial Corporation



                       1996 Annual Report To Shareholders

Section 1

            Letter to Shareholders

            Selected Consolidated Financial Data

            Management's Discussion and Analysis of Financial
                     Condition and Results of Operations


Section 2

            Report of Independent Auditors

            Consolidated Balance Sheets

            Consolidated Statements of Income

            Consolidated Statements of Changes in
                     Shareholders' Equity

            Consolidated Statements of Cash Flows

            Notes to Consolidated Financial Statements


Annual Meeting

            The Annual Meeting of Stockholders is scheduled for Wednesday, October 23, 1996 at 10:00 a.m., at the Grand Rapids Elks Lodge, located at 2715 Leonard Street, N.W., Grand Rapids, Michigan.

                                                         Letter to Shareholders:

   Dear Fellow Shareholders:

   It is with continuing pride and enthusiasm that I present this, the second annual report of Bank West Financial Corporation, for your review.

   Last year I described the long range strategy of the corporation and am pleased to report that the strategy is working. The pace of growth, although conservative, reduces the chance of error and therefore loss. With shareholder value being foremost in our minds, we believe that this approach will allow the bank to continue to be healthy, safe, and strong, while contributing to the enhancement of shareholder value.

   This has been a year of challenge and new beginnings. The new corporate headquarters, which is now one year old, has helped in the growth of our geographic market area. It has also served to change our image to a more proactive financial institution, and to relay the message that Bank West is more than a bank. We are in fact "the bank that makes you feel at home."

   We also took a new approach to strategic planning. The entire staff of the bank now plays a significant role in the process. Each bank employee has their own mission statement, strategy, tactics and action plans. Each is consistent with the bank's position and in fact, make up the elements of the Strategic Plan for Bank West. This approach allows each employee to realize they have ownership in the bank and play an important role in the bank's success. The initial results of this approach have been positive with our consumer lending, small business and mortgage banking operations. Next year will be the first full year for this new program, and the results are expected to be better throughout the bank. As an added motivation for the staff, an incentive based compensation program has been developed. Part of the program is based on referrals. The most significant rewards are possible only when the goals detailed in the Strategic Plan are exceeded. This combination will reward superior performance and serve as a catalyst for the future growth of the bank.

   In August, 1996 we announced the addition of a branch in the southeast part of Grand Rapids. The new office further expands our geographical market area, giving us a presence in a very desirable part of the community. The office which represents our second branch is the first to come under a lease program, which is consistent with our strategy of growth, without utilizing brick and mortar. We are very enthusiastic about the prospects of success for this location.

   In fiscal 1996, Bank West Financial Corporation recorded a substantial increase in earnings. The year's net income of $1.2 million, or $0.57 per fully diluted share, compared favorably with earnings of $716 thousand, in fiscal 1995.

   One ongoing area of concern is the SAIF/BIF issue. The failure of Washington to resolve the problem leaves all thrifts with an unknown risk. Our industry has presented a solution which would put an end to the disparity of insurance premiums, satisfy the current debt and solidify the insurance fund for the future. I can only hope Washington and our banking brethren put aside their petty differences and allow our solution to be adopted.

   For the  next  year we will  concentrate  on  further  geographic  expansion, refinement  and  expansion  of  our  products  and  services,  expansion  of our marketing efforts, and a bankwide commitment to exceed our customer expectations, thereby increasing our market share and improving our franchise value.

   Finally, I want to thank all of our customers and shareholders for your confidence, support and investments, making fiscal 1996 a successful year.


   Sincerely,


   /s/Paul W. Sydloski
   -------------------
   Paul W. Sydloski
   President

                          Selected Consolidated Financial Data
                      (Dollars in thousands except per share data)

                                                                                                        Nine Months       Year
                                                                                                           Ended         Ended
                                                                      Year Ended June 30                 June 30      September 30
                                                              1996           1995           1994           1993           1992
                                                              ----           ----           ----           ----           ----
SUMMARY OF OPERATIONS
 Net interest  income ..................................  $  4,158       $  3,185       $  2,861       $  2,187        $  2,520
 Provision for loan losses .............................        60             21             25             13               5
 Other income ..........................................     1,202            270            226            260              20
Other expenses .........................................     3,469          2,352          2,045          1,181           1,246
Income taxes ...........................................       622            366            337            413             410
Cumulative effect of change in
   accounting for income taxes .........................      --             --             --             (151)           --
Net income .............................................     1,208            716            680            689             879

BALANCE SHEET DATA
Total assets ...........................................   137,982        139,648        106,594         96,761          86,273
Cash and cash equivalents ..............................     6,694          6,694          4,923          3,388           2,187
Securities .............................................     7,442         11,405          4,029          4,042           3,166
Mortgage-backed securities .............................     2,307         14,100          1,600          2,378           4,279
Collateralized mortgage obligations ....................    15,034          4,255          1,840           --              --
Loans, net .............................................    95,737         95,836         91,329         78,610          71,674
Loans held for sale ....................................     4,297          2,746          1,282          3,250            --
Deposits ...............................................    91,028         85,180         89,960         84,127          76,674
FHLB advances ..........................................    19,000         24,922          5,000          2,000            --
Equity..................................................    26,810         28,171         10,844         10,230           9,541


PER SHARE DATA
Earnings per share(1) ..................................  $   0.57       $   0.10           --             --              --
Dividends per share ....................................  $   0.28           --             --             --              --
Book value per share ...................................  $  12.19       $  12.17           --             --              --

RATIOS
Average yield on interest-earning  assets ..............      7.52           6.97           6.55           7.24            8.16
Average rate on  interest-bearing  liabilities .........      5.37           4.76           4.12           4.48            5.86
Average  interest  rate spread .........................      2.15           2.21           2.43           2.76            2.30
Net interest  margin ...................................      3.10           2.83           2.86           3.24            2.90
Return on average assets ...............................       .87            .62            .67            .76            1.00
Return on average equity ...............................      4.38           4.34           6.38           6.90            9.66
Efficiency  ratio ......................................     68.56          69.56          63.85          50.76           49.44
Dividend payout ratio ..................................     49.12           --             --             --              --
Average equity to average assets .......................     19.77          14.46          10.57          11.01           10.40
Non-performing loans as a % of loans, net ..............       .04            .15            .04            .33             .19

(1) Earnings per share for the year ended June 30, 1995 was computed by dividing net income subsequent to the conversion on March 30, 1995 by the weighted average number of shares outstanding subsequent to March 30, 1995.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

   The following sections are designed to provide a more detailed discussion of Bank West Financial Corporation's (the "Company's") consolidated financial condition and results of operations as well as provide additional information on the Company's asset/liability management strategies, sources of liquidity and capital resources. Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained herein. This discussion provides information about the consolidated financial condition and results of operations of the Company and its wholly-owned subsidiary, Bank West, F.S.B. (the "Bank" or "Bank West").

General

   Bank West Financial Corporation is the holding company for Bank West, F.S.B., a federal savings bank. Substantially all of the Company's assets are currently held in, and its operations are conducted through, its sole subsidiary Bank West. The Company's business consists primarily of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank
(FHLB) advances, to make loans for the purchase and construction of residential properties. To a lesser extent, the Company also makes commercial loans, home equity loans and various types of consumer loans.

   The Company's operations and profitability are subject to changes in interest rates, applicable regulations and general economic conditions, as well as other factors beyond the Company's control. The profitability of Bank West depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and mortgage collateralized securities, and interest expense on interest-bearing deposits and FHLB borrowings. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. In each of the last three fiscal years, net interest income after provisions for loan losses exceeded total noninterest expense. The Bank's profitability also is dependent, to a lesser extent, on the level of its other income (including gains on sale of loans in connection with its mortgage banking activities, gains (losses) on the sale of securities, and fees and service charges). During fiscal 1996, 1995 and 1994, the sum of net interest income after provisions for loan losses and total other income amounted to $5.3 million, $3.4 million, and $3.1 million, respectively.

   The Company's net income was $1,208,000, $716,000 and $680,000 for fiscal 1996, 1995 and 1994, respectively. The increase in fiscal 1996 was primarily due to increases in net interest income of $973,000 and other income of $932,000, which were partially offset by an increase in other expenses of $1.1 million compared to fiscal 1995.

Asset and Liability Management

   Consistent net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates.

   The Bank attempts to manage its interest rate risk by maintaining a high percentage of its assets in adjustable-rate mortgages ("ARMs"), other adjustable-rate residential loans and mortgage-backed securities (including collateralized mortgage obligations). The interest rate on ARMs, however, adjusts no more frequently than once a year, with the amount of the change subject to annual limitations, whereas the interest rates on most deposits can change more frequently and are not subject to annual limitations. In addition, the Bank has increased its percentage of assets in short-term balloon mortgages, consumer loans and commercial loans.

   Management continually works to achieve a neutral position regarding interest rate risk. During fiscal 1996, the Bank placed greater emphasis on reducing the duration of its interest-earnings assets by originating consumer, commercial and one-to four-family construction loans. In addition, the Bank has placed greater emphasis on increasing the percentage of adjustable-rate assets to total interest-earning assets to better match its interest-bearing liabilities.

   In order to increase the ratio of interest-sensitive assets to interest-sensitive liabilities, the Bank has sold most of the newly originated, fixed-rate mortgages with terms greater than 15 years, while originating ARMs, consumer and commercial loans for retention in the loan portfolio. At June 30, 1996, the Bank's adjustable-rate assets consisted of ARMs amounting to $47.5 million or 34.5% of total assets, mortgage-backed securities (including collateralized mortgage obligations) amounting to $17.3 million or 12.6% of total assets, mortgages with three to seven year balloons amounting to $12.8 million or 9.3% of total assets and consumer loans (including home equity lines and second mortgages) amounting to $4.8 million or 3.5% of total assets. It is anticipated that the Bank will retain a sufficient amount of newly originated ARMs and fixed-rate mortgages with terms of 15 years or less to offset loan prepayments and repayments and sell the excess originations of one-to four-family loans. The Bank anticipates increasing the loan portfolio with newly originated consumer and commercial loans.

   On the deposit side, management recently has emphasized noninterest-bearing or low-interest deposit products and maintained competitive pricing on longer-term certificates of deposit. The Bank also uses FHLB advances to lengthen the average maturity of the Bank's funding sources when it is more cost effective than alternative funding sources.

   Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's equity and the level of net interest income on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change when calculating regulatory capital ratios. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The effective date of the rule has been postponed by the OTS until further notice. The following table presents the effects of changes in interest rates on the Bank's NPV as of June 30, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.


  Change in                                                                          Change in
 Interest Rates                                                     NPV as % of     NPV as % of
 in Basis Points              Net Portfolio Value                Portfolio Value   Portfolio Value
  (Rate Shock)     Amount        $ Change             %Change       of Assets       of Assets (1)
  ------------     ------        --------             -------       ---------       -------------
                            (Dollars in Thousands)
    400           $14,738          $(8,046)            (35)%            12.1%         (6.0)%
    300            16,876           (5,907)            (26)             13.5          (4.4)
    200            18,881           (3,903)            (17)             14.8          (2.9)
    100            20,584           (2,200)            (10)             15.8          (1.6)
 Static            22,784               --              --              17.1            --
   (100)           23,677              893               4              17.5            .7
   (200)           24,115            1,331               6              17.7           1.0
   (300)           24,627            1,843               8              17.9           1.4
   (400)           25,384            2,600              11              18.2           1.9

(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

   The following table shows the effects of changes in interest rates on the Bank's NPV as of June 30, 1995, as calculated by the OTS:

  Change in                                                                          Change in
 Interest Rates                                                     NPV as % of     NPV as % of
 in Basis Points              Net Portfolio Value                Portfolio Value   Portfolio Value
  (Rate Shock)     Amount        $ Change             %Change       of Assets       of Assets (1)
  ------------     ------        --------             -------       ---------       -------------
                            (Dollars in Thousands)

         400      $12,932           $(8,289)           (39)%            10.5%         (6.2)%
         300       15,541            (5,680)           (27)             12.3          (4.2)
         200       17,916            (3,306)           (16)             13.8          (2.5)
         100       19,858            (1,363)            (6)             15.0          (1.0)
      Static       21,221                --             --              15.8            --
        (100)      22,075               854              4              16.3            .6
        (200)      22,596             1,375              6              16.5           1.0
        (300)      23,055             1,834              9              16.7           1.4
        (400)      23,691             2,470             12              17.0           1.8

(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

   As shown by the above tables, increases in interest rates will result in net decreases in the Bank's net portfolio value, while decreases in interest rates will result in smaller net increases in the Bank's net portfolio value. The tables reflect the Bank's net portfolio value decreasing by 2.9% and 2.5% as of June 30, 1996 and June 30, 1995, respectively, if interest rates increase by 200 basis points. As a result, the Bank would have been required to make a $600,000 and $308,000 deduction from total capital as of June 30, 1996 and 1995, respectively, for purposes of calculating the Bank's risk-based capital requirement if such capital deduction was currently required.

   As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

Changes in Financial Condition

   Assets. Total assets decreased by $1.7 million or 1.2% from June 30, 1995 to June 30, 1996. This decrease is primarily due to the use of funds to repurchase nine percent of the Company's outstanding common stock during the fiscal year.

   The Bank's mortgage banking activities consist of selling newly originated and purchased loans into the secondary market. Total loans sold amounted to $45.8 million, $14.4 million and $13.2 million in fiscal 1996, fiscal 1995 and fiscal 1994, respectively. Loans held for sale amounted to $4.3 million, $2.7 million and $1.3 million at June 30, 1996, 1995 and 1994, respectively. The amount of loans sold and the amount of loans held for sale increased in fiscal 1996 due to increased wholesale and retail mortgage banking activities. The majority of loans originated and purchased for resale have been 30-year fixed rate loans. During fiscal 1996, the Bank transferred $1.8 million of loans from held for sale to portfolio as a result of a rise in interest rates. A provision of $22,000 was recorded to adjust loans held for sale to the lower of cost or market. The Bank expects mortgage banking volume to increase in fiscal 1997.

   Mortgage-backed securities and collateralized mortgage obligations decreased from $18.4 million at June 30, 1995 to $17.3 million at June 30, 1996. The Bank's mortgage-backed securities and collateralized mortgage obligations were classified as available for sale as of June 30, 1996. At June 30, 1996, the unrealized losses on such obligations, net of federal income tax, totalled $170,000, and are shown as a reduction in shareholders' equity. During fiscal 1996, mortgage-backed securities and collateralized mortgage obligations with a carrying value and fair value of $14.5 million were transferred from securities classified as held to maturity to a securities available for sale classification to provide greater flexibility in managing liquidity and interest rate risk.

   Other securities primarily consisting of U.S. agency securities and corporate bonds decreased from $11.4 million at June 30, 1995 to $7.4 million at June 30, 1996. The decrease is primarily due to the use of proceeds from sold or called investment securities to fund newly originated consumer and commercial loans instead of reinvesting the proceeds in other securities. The Bank expects additional growth in its consumer and commercial loan portfolios during fiscal 1997 which may be funded by the sale of additional securities.

   Cash and cash equivalents increased from $4.6 million at June 30, 1995 to $6.7 million at June 30, 1996. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The Bank's regulatory liquidity ratio amounted to 16.94% at June 30, 1996.

   The Bank's nonperforming assets totalled $43,000 or .04% of the total loan portfolio at June 30, 1996. At the end of each of the last five fiscal years, the Bank had no real estate owned and no troubled debt restructurings. During fiscal 1996, the Bank sold real estate owned at a net gain of $4,800 and had net charge-offs totaling $2,138. The Bank's low nonperforming assets are primarily due to the Bank's conservative underwriting criteria. At June 30, 1996, $89.0 million or 92.7% of the Bank's total loan portfolio was collateralized by first liens on one-to four-family residences, and the net loan portfolio (excluding loans held for sale) amounted to 69.4% of total assets.

   Liabilities. Total deposits increased $5.8 million or 6.9% from June 30, 1995 to June 30, 1996. The increase in total deposits was primarily attributable to growth in certificates of deposit of $4.5 million, or 7.0%, and growth in non-interest bearing deposits of $1.7 million or 292.3%. Certificates of deposit accounted for 75% of total deposits both at June 30, 1996 and 1995. At June 30, 1996, $50.7 million or 74.0% of the total certificates of deposit matured in one year or less, and $11.9 million or 17.4% of the total certificates of deposit had balances of $100,000 or more. The increase in deposits was achieved through the opening of the Bank's new main office/branch and increased efforts to attract non-interest bearing commercial accounts. In addition, the Bank has attracted and retained certificate of deposit accounts by offering competitive interest rates.

   Because the growth in deposits had not matched the growth in assets in recent years, the Bank began using FHLB advances. However, during fiscal 1996 the Bank reduced short-term advances by $1.4 million and long-term advances by $4.5 million with excess liquidity generated from deposit growth. The advances have generally been used to fund the Bank's mortgage banking activities.

   During fiscal 1995, long-term variable-rate FHLB advances of $14.5 million were utilized to purchase adjustable-rate mortgage-backed securities and collateralized mortgage obligations. This strategy was implemented to earn a positive spread during both an increasing and decreasing interest rate environment and to supplement loan volume.

   Shareholders' Equity. Shareholders' equity amounted to $26.8 million or 19.4% of total assets at June 30, 1996 compared to $28.2 million or 20.2% of total assets at June 30, 1995. The Company's trend of profitability continued in fiscal 1996 with the Company earning $1.2 million. During fiscal 1996, the Company repurchased 207,375 shares, or 9% of its common stock at a cost of $2.0 million and paid cash dividends of $603,000. The repurchased shares are accretive both to book value per share and earnings per share. Of the 207,375 shares repurchased, 92,575 shares were used to fund the Company's Management Recognition Plans ("MRPs"). During July 1996, the Board of Directors approved the repurchase of an additional 218,100 shares or 10% or the Company's outstanding common stock. The repurchase was approved by the OTS during August, 1996.

   The cost of shares  issued to the Company's  Employee  Stock  Ownership  Plan
(ESOP) but not yet allocated to participants totaling $1.1 million is presented in the consolidated balance sheet as a reduction of shareholders' equity. The unamortized unearned compensation value of the Company's MRPs also is shown as a reduction of shareholders' equity.

   In accordance with SFAS No. 115, which the Bank adopted effective June 30, 1994, the Company's investment securities classified as available for sale are carried at market value, with unrealized gains or losses reported as a separate component of shareholders' equity, net of federal income taxes. At June 30, 1996 and 1995, net unrealized losses were $207,000 and $27,000, respectively.

Results of Operations

   While the Company's net income continues to be primarily dependent upon net interest income, the Company's net income in recent years has been affected by gains on the sales of loans in connection with its mortgage banking activities, gains (losses) on the sale of securities and a write-down of loans held for sale. Other than the mortgage banking activities, the Company does not consider these items to be of a recurring nature or part of the Company's "core" earnings.

   Average Balances, Net Interest Income, and Yields Earned and Rates Paid.

    The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on month end balances.

                                                        Year Ended June 30,                             Year Ended June 30,
                                                              1996                                              1995
                                           -------------------------------------------          -----------------------------------
                                                                              Average                                       Average
                                           Average                            Yield/            Average                     Yield/
                                           Balance            Interest        Rate (1)          Balance        Interest    Rate (1)
                                           -------            --------        --------          -------        --------    --------

                                                                                (Dollars in Thousands)

Interest-earning assets:
  Loans receivable(2)                      $100,350            $7,902           7.87%           $ 97,031        $6,882        7.09%
  Securities                                  7,987               509           6.37               6,006           356        5.93
  Mortgage-backed securities(3)              18,790             1,231           6.55               4,621           316        6.84
  Interest-earning deposits                   5,476               326           5.95               3,910           229        5.86
  Marketable equity securities                   --                --             --                  --            --          --
  FHLB stock                                  1,475               120           8.14                 954            65        6.81
                                           --------            ------           ----            --------         -----        ----
    Total interest-earning assets           134,078            10,088           7.52             112,522         7,848        6.97
Noninterest-earning assets                    5,410                                                3,287
                                           --------                                             --------
    Total assets                           $139,488                                             $115,809
                                           ========                                             ========

Interest-bearing liabilities:
  Deposits                                  $88,173             4,605           5.22             $87,179         4,066        4.66
  FHLB advances                              22,236             1,325           5.96              10,759           597        5.55
                                           --------            ------           ----            --------         -----        ----
    Total interest-bearing liabilities      110,409             5,930           5.37              97,938         4,663        4.76
Noninterest-bearing liabilities               1,504                                                1,125
                                           --------                                             --------
    Total liabilities                       111,913                                               99,063
Stockholders' equity                         27,575                                               16,746
                                           --------                                             --------
    Total liabilities and                  $139,488                                             $115,809
                                           ========                                             ========
      stockholders' equity

Net interest income; average interest
 rate spread                                                   $4,158           2.15%                           $3,185        .21%
                                                               ======           ====                            ======        ===
Net interest margin(4)                                                          3.10%                                         2.83%
                                                                                ====                                          ====
Average interest-earning assets to
  average interest-bearing liabilities                                        121.44%                                       114.89%
                                                                              ======                                        ======

                                                            Year Ended June 30,
                                                                  1994
                                                  -----------------------------------
                                                                                 Average
                                                 Average                          Yield/
                                                 Balance          Interest       Rate (1)
                                                 -------          --------       --------
Interest-earning assets:
  Loans receivable(2)                            $85,414            $5,858          6.86%
  Securities                                       4,036               230          5.70
  Mortgage-backed securities(3)                    2,632               172          6.53
  Interest-earning deposits                        3,759                96          2.55
  Marketable equity securities                     3,419               148          4.53
  FHLB stock                                         780                45          5.77
                                                --------            ------          ----
    Total interest-earning assets                100,040             6,549          6.55
Noninterest-earning assets                           830
                                                --------
    Total assets                                $100,870
                                                ========

Interest-bearing liabilities:
  Deposits                                       $86,865             3,589          4.13
  FHLB advances                                    2,583               100          3.87
                                                --------            ------          ----
    Total interest-bearing liabilities            89,448             3,689          4.12
Noninterest-bearing liabilities                      760
                                                --------
    Total liabilities                             90,208
Stockholders' equity                              10,662
                                                --------
    Total liabilities and                       $100,870
                                                ========
      stockholders' equity

Net interest income; average interest
  rate spread                                                       $2,860          2.43%
                                                                    ======          ====
Net interest margin(4)                                                              2.86%
                                                                                    ====

Average interest-earning assets to
  average interest-bearing liabilities                                            111.84%
                                                                                  ======

     (1) At June 30, 1996, the weighted average yields earned and rates paid were as follows: loans receivable, 7.83%; securities, 6.48%; interest-earning deposits, 5.62%; mortgage-backed securities, 6.52%; FHLB stock, 7.60%; total interest-earning assets, 7.49%; deposits, 5.05%; FHLB advances, 5.60%; total interest-bearing liabilities, 5.15%; and interest rate spread, 2.34%.

     (2) Includes nonaccrual loans and loans held for sale during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

     (3) Includes collateralized mortgage obligations.

     (4) Net interest margin is net interest income divided by average interest-earning assets.

   Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in rate (change in rate multiplied by prior year volume), and (ii) changes in volume (change in volume multiplied by prior year rate). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                          Year Ended                        Year Ended
                                                        June 30, 1996                     June 30,1995
                                                             vs.                                vs.
                                                          Year Ended                         Year Ended
                                                        June 30, 1995                     June 30, 1994
                                                          Increase                           Increase
                                                         (Decrease)                         (Decrease)
                                                           Due to                             Due to
                                                 -----------------------------    -------------------------------
                                                                      Total                              Total
                                                                     Increase                          Increase
                                                 Rate      Volume   (Decrease)    Rate       Volume    (Decrease)
                                                 ----      ------   ----------    ----       ------    ----------

Interest income:
  Loans receivable .......................    $   778     $   242    $ 1,020    $   203     $   821     $ 1,024
  Securities .............................         28         125        153         10         116         126
  Mortgage-backed securities .............        (14)        929        915          9         135         144
  Interest-earning deposits ..............          4          93         97        129           4         133
  Marketable equity securities ...........         --          --         --        (74)        (74)       (148)
  FHLB stock .............................         13          42         55          9          11          20
                                              -------     -------    -------    -------     -------     -------
   Total interest income .................        809       1,431      2,240        286       1,013       1,299
                                              -------     -------    -------    -------     -------     -------



Interest expense:
  Deposits ...............................        492          47        539        464          13         477
  FHLB advances ..........................         47         681        728         60         437         497
                                              -------     -------    -------    -------     -------     -------
  Total interest expense .................        539         728      1,267        524         450         974
                                              -------     -------    -------    -------     -------     -------
Increase (decrease) in net interest income    $   270     $   703    $   973    $  (238)    $   563     $   325
                                              =======     =======    =======    =======     =======     =======


Comparison of Year Ended June 30, 1996 and Year Ended June 30, 1995

   Net Income. The Company's net income increased by $492,000 or 68.7% in fiscal 1996 from fiscal 1995. The increase in fiscal 1996 was primarily due to a $973,000 increase in net interest income, a $480,000 increase in gain on the sale of loans and a $358,000 increase in gain on trading securities. These factors were partially offset by a $1.1 million or 47.5% increase in total other expenses.

   Net Interest Income. The $973,000 or 30.5% increase in net interest income in fiscal 1996 was primarily due to a $3.3 million or 3.4% increase in the average loan portfolio and a $14.2 million or 306.6% increase in the average mortgage-backed securities (including collateralized mortgage obligations) portfolio. These amounts were partially offset by a $12.5 million or 12.7% increase in average interest-bearing liabilities and a decline in the average interest rate spread from 2.21% in fiscal 1995 to 2.15% in fiscal 1996. The average spread declined as a result of the increases in interest rates during the second half of fiscal 1996 which caused deposits to reprice faster than adjustable-rate assets. The Bank expects a positive impact on its average interest spread as a result of the anticipated growth of its commercial and consumer loan portfolios. In addition, it is anticipated that the expanded commercial relationships will generate growth in noninterest-bearing commercial deposit accounts.

   Interest Income. Total interest income increased by $2.2 million or 28.5% in fiscal 1996 compared to fiscal 1995. The increase was primarily due to an increase in the average mortgage-backed securities portfolio (including collateralized mortgage obligations) of $14.2 million or 306.6% resulting in a $929,000 or 294.0% increase in interest income (before giving effect to a slight decrease in the average yield). In addition, the average loan portfolio increased $3.3 million or 3.4% resulting in a $242,000 or 3.5% increase in interest on loans (before giving effect to an increase in the average yield). The increase in the average mortgage-backed securities portfolio was due to the purchase of adjustable-rate mortgage-backed securities and collateralized mortgage obligations which were funded by long-term variable-rate FHLB advances. The increase in the average loan portfolio was primarily due to the total loan originations exceeding total loans sold and repaid during fiscal 1996. Loan originations also were supplemented by the purchase of $1.9 million of one- to four-family residential loans. The interest on loans also increased due to the average yield increasing from 7.09% in fiscal 1995 to 7.87% in fiscal 1996 resulting in a $778,000 or 11.3% increase in interest on loans (before giving effect to the increase in the average balance) as adjustable-rate loans repriced higher to reflect the higher prevailing market interest rates during fiscal 1996 as well as from the growth in the commercial and consumer loan portfolios.

   Interest on securities increased by $153,000 or 43.0% in fiscal 1996 over fiscal 1995 as the average balance increased by $2.0 million due to additional purchases of securities during the fiscal year with part of the proceeds of the common stock offering. The higher interest income also was attributable to an increase in the average yield from 5.93% in fiscal 1995 to 6.37% in fiscal 1996. Dividends on FHLB stock increased by $55,000 or 84.6% due to an increase in the average yield from 6.81% in fiscal 1995 to 8.14% in fiscal 1996 as well as an increase in the average balance of $521,000 or 54.6%. Interest on interest-earning deposits increased by $97,000 or 42.4% in fiscal 1996 primarily due to higher average balances from an increase in loan refinances and deposit growth.

   Interest Expense. Total interest expense increased by $1.3 million or 27.2% in fiscal 1996 compared to fiscal 1995, primarily due to an increase in average FHLB advances and higher average rates paid on both deposits and FHLB advances. The average rate paid on deposits increased from 4.66% in fiscal 1995 to 5.22% in fiscal 1996. The increase in the average rate paid is due to an increase in the prevailing market interest rates compared to the prior fiscal year.

   Interest on FHLB advances increased $728,000 in fiscal 1996 from fiscal 1995, as the average balance increased $11.5 million and the average rate paid increased to 5.96% in fiscal 1996 from 5.55% in fiscal 1995. The increases in FHLB advances have primarily been used to fund increased loan originations for the Bank's loan portfolio as well as to purchase adjustable-rate mortgage-backed securities and collateralized mortgage obligations.

   Provision for Loan Losses. The provision for loan losses increased by $39,500 or 192.7% in fiscal 1996 compared to fiscal 1995. The allowance for loan losses totalled $166,000, which represented .16% of the total loan portfolio at June 30, 1996. However, the allowance for loan losses represented 386.0% of total nonperforming loans at such date. Because of the stability of the loan portfolio's credit quality, management budgets a provision for the entire year, and, on a quarterly basis, reviews this amount to determine if any change in the amount of the provision is necessary. For the second half of fiscal 1996, management determined that an increase in the amount of the quarterly provision was necessary to provide general reserves for the growth in the commercial and consumer loan portfolios. Management of the Company believes that the allowance is adequate to cover losses that are probable and reasonably estimable based on past loss experience, general economic conditions, information about specific borrower situations, and other factors and estimates which are subject to change over time. Management expects the provision for loan losses to increase in the next fiscal year as general reserves continue to be provided with the anticipated growth in commercial and consumer loans.

   Total Other Income. Total other income increased by $932,000 or 345.2% in fiscal 1996 from fiscal 1995, primarily due to a $480,000 increase in gain on the sale of loans and a $366,000 gain on trading securities achieved in fiscal 1996. The increase in the gain on the sale of loans is due to an increase in sold loans from $14.4 million in fiscal 1995 to $45.8 million in fiscal 1996. The Company expects to continue to expand its mortgage banking activities during fiscal 1997. Total loans serviced for FHLMC totalled $28.6 million, which represents an increase of $4.9 million or 20.6% from fiscal 1995 to fiscal 1996. The Bank sold the majority of its loans held for sale servicing released to private investors. The Company began trading equity securities in fiscal 1996. The gain on trading securities is primarily the result of trading equity securities in various financial institutions. Although to-date, the Company's equity trading strategy has been successful, there is no guarantee that future results will equal the current fiscal year's performance. The unrealized loss recognized on securities classified as trading was $5,813 at June 30, 1996.

   Total Other Expenses. Total other expenses increased by $1.1 million or 47.5% in fiscal 1996 from fiscal 1995, primarily due to increases of $626,000 or 52.1% in compensation and benefits, $120,000 or 78.9% in professional fees and $190,000 or 135.7% in occupancy and furniture, fixtures and equipment expenses. The higher compensation expense was primarily due to hiring individuals to support the growth in the mortgage banking, consumer and commercial loans departments as well as hiring individuals to staff the new branch location. In addition, the Employee Stock Ownership Plan and Management Recognition Plans expenses were $164,000 and $99,000 for fiscal 1996, respectively, compared to $37,000 and none for fiscal 1995, respectively. The increase in professional fees was primarily due to additional consulting, legal and audit fees and the outsourcing of the internal audit and certain human resources functions. The increase in occupancy and furniture, fixtures and equipment expense is primarily due to the opening of the new main office building/branch during fiscal 1996 and the depreciation expense associated with the renovation of the Bank's branch location.

   In July 1995, the Chairman of the FDIC announced in testimony before the U.S. Congress related to the condition of the Savings Association Insurance Fund (the "SAIF") and related issues a proposal to recapitalize the SAIF by a one-time charge to SAIF-insured institutions of approximately $6.6 billion, or approximately $.85 to $.90 for every $100 of assessable deposits, and an eventual merger of the SAIF with the Bank Insurance Fund (the "BIF"). The Company currently is unable to predict the likelihood of legislation effecting these changes, although a consensus for the one-time charge to the SAIF among regulators, legislators and bankers appears to be developing in this regard. If the proposed assessment of $.85 to $.90 per $100 of assessable deposits was effected based on deposits as of March 31, 1995, as proposed, Bank West's prorata share would amount to approximately $716,000 to $758,000, respectively.

   Federal Income Tax Expense. Federal income tax expense increased by $256,000 or 69.9% in fiscal 1996 from fiscal 1995, due to a 69.2% increase in pretax income.

Comparison of Year Ended June 30, 1995 and Year Ended June 30, 1994

   Net Income. The Company's net income increased by $36,000 or 5.3% in fiscal 1995 from fiscal 1994. The increase in fiscal 1995 was primarily due to a $324,000 increase in net interest income and improved results from the sale of securities of $123,000 resulting from gains of $19,000 recorded on the sales of securities in fiscal 1995 compared to a loss on the sale of securities of $104,000 in fiscal 1994. These factors were partially offset by a $307,000 or 15.4% increase in total other expenses and an $82,000 or 37.4% decrease in the gain on sale of loans.

   Net Interest Income. The $324,000 or 11.3% increase in net interest income in fiscal 1995 was primarily due to an $11.6 million or 13.6% increase in the average loan portfolio, which was partially offset by an $8.5 million or 9.5% increase in average interest-bearing liabilities and a decline in the average interest rate spread from 2.43% in fiscal 1994 to 2.21% in fiscal 1995. The average spread declined as a result of the increases in interest rates during the first three quarters of fiscal 1995, which caused deposits to reprice faster than adjustable-rate assets.

   Interest Income. Total interest income increased by $1.3 million or 19.8% in fiscal 1995 compared to fiscal 1994. The increase was primarily due to an increase in the average loan portfolio of $11.6 million resulting in a $1.0 million or 17.5% increase in interest on loans. The increase in the average loan portfolio was primarily due to the total loan originations exceeding total loans sold and repaid during fiscal 1995 by $11.6 million, as the Bank portfolioed the majority of balloon and ARM loans in process. Loan originations also were supplemented by the purchase of $3.0 million of one- to four-family residential loans. The increase in interest on loans was also due to the average yield increasing from 6.86% in fiscal 1994 to 7.09% in fiscal 1995 as adjustable-rate loans repriced higher to reflect the increase in interest rates during the second half of fiscal 1995.

   Interest on securities increased by $126,000 or 54.8% in fiscal 1995 over fiscal 1994 as the average balance increased by $2.0 million due to purchases of $9.7 million in the fourth quarter of fiscal 1995. The higher interest income also was attributable to an increase in the average yield from 5.70% in fiscal 1994 to 5.93% in fiscal 1995. Dividends on marketable equity securities decreased by $148,000 in fiscal 1995 as all of such securities were sold in fiscal 1994.

   Interest on mortgage-backed securities increased by $144,000 or 83.7% in fiscal 1995 over fiscal 1994, as the average balance increased by $2.0 million due to purchases of $12.8 million of mortgage-backed securities and $2.5 million of collateralized mortgage obligations during the fourth quarter of fiscal 1995. The higher interest income also was attributable to an increase in the average yield from 6.53% in fiscal 1994 to 6.84% in fiscal 1995.

   Interest Expense. Total interest expense increased by $974,000 or 26.4% in fiscal 1995 compared to fiscal 1994, primarily due to an increase in average FHLB advances and higher average rates paid on both deposits and FHLB advances.

The average rate paid on deposits increased from 4.13% in fiscal 1994 to 4.66% in fiscal 1995. The increase in the average rate paid is due to an increase in the prevailing market interest rates during the first three quarters of the past fiscal year.

   Interest on FHLB advances increased $497,000 in fiscal 1995 from fiscal 1994, as the average balance increased $8.2 million and the average rate paid increased to 5.55% in fiscal 1995 from 3.87% in fiscal 1994. The increases in FHLB advances were primarily used to fund increased loan originations for the Bank's loan portfolio as well as to purchase adjustable-rate mortgage-backed securities and collateralized mortgage obligations. In addition, during fiscal 1995, the Bank obtained a $3.0 million line of credit from the FHLB of Indianapolis to fund its mortgage banking activities, of which $1.4 million had been drawn upon at June 30, 1995.

   Provision for Loan Losses. The provision for loan losses decreased by $4,500 or 18.0% in fiscal 1995 compared to fiscal 1994. The allowance for loan losses totalled $108,000, which represented .11% of the total loan portfolio at June 30, 1995. However, the allowance for loan losses represented 74.7% of total nonperforming loans at such date. For the second half of fiscal 1995, management determined that a reduction in the amount of the quarterly provision from $6,250 to $4,000 was necessary based on a consistently low dollar amount of nonperforming loans. Management of the Company believes that the allowance is adequate to cover losses that are probable and reasonably estimable based on past loss experience, general economic conditions, information about specific borrower situations, and other factors and estimates which are subject to change over time.

   Total Other Income. Total other income increased by $44,000 or 19.3% in fiscal 1995 from fiscal 1994, primarily due to a $123,000 increase in gain on the sale of securities. The Company recognized a gain of $19,000 in fiscal 1995 compared to a loss of $104,000 in fiscal 1994. This increase was partially offset by an $82,000 or 37.4% decline in the gain on sale of loans. The lower gain on sale of loans was due to increased competition for the sale of such loans and an upward trend in interest rates during the fiscal year.

   Total Other Expenses. Total other expenses increased by $307,000 or 15.0% in fiscal 1995 from fiscal 1994, primarily due to increases of $160,000 or 15.4% in compensation and benefits, $101,000 or 196.6% in professional fees and $57,000 or 119.3% in advertising expenses. The higher compensation expense was primarily due to hiring a new Chief Financial Officer, Secondary Marketing Manager, Small Business Manager, commissioned loan officers and operations personnel to staff the new branch operation. In addition, the Employee Stock Ownership Plan expense was $37,000 for fiscal 1995 compared to none for fiscal 1994. The increase in professional fees was due to consulting expenses attributable to the Bank's mortgage banking business, costs incurred for a full-scope compliance exam, increased marketing and advertising, audit and legal expenses. The increase in marketing and advertising expenses is due to the Company's grand opening of its new main office building during fiscal 1995 as well as additional promotions of loan and deposit products. The Company incurred marketing and advertising expenses to aggressively increase its market share.

   Federal Income Tax Expense. Federal income tax expense increased by $30,000 or 8.9% in fiscal 1995 from fiscal 1994, due to a 6.4% increase in pretax income and a slight increase in the effective tax rate to 33.9% in fiscal 1995 from 33.1% in fiscal 1994.

Liquidity and Capital Resources

   The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1%. At June 30, 1996, the Bank's liquidity was 16.9% or $11.4 million in excess of the minimum OTS requirement.

   Cash was utilized by the Bank's operating activities during fiscal 1996 and 1995, primarily as a result of the amount of new loans originated and purchased for sale exceeding the proceeds from the sale of loans held for sale. These amounts were partially offset by net income in each period. Cash was generated by the Bank's operating activities during fiscal 1994 primarily as a result of net income and the proceeds from the sale of loans held for sale exceeding the amount of new loans originated for sale.

   The primary investing activities of the Company are the origination of loans and the purchase of mortgage-backed securities, and other securities which are primarily funded with the proceeds from repayments and prepayments on existing loans and mortgage-backed securities and the maturity or sale of mortgage-backed and other securities. Investing activities provided net cash in fiscal 1996 primarily because loan repayments exceeded loan originations, the maturity of interest-bearing time deposits and principal payments on mortgage-backed securities. Investing activities used net cash in fiscal 1995 and fiscal 1994 primarily because loan originations exceeded loan repayments in each period. In addition, in fiscal 1995, the amount of mortgage-backed and other securities purchased exceeded the amount sold by $22.7 million. These purchases were primarily funded by a combination of proceeds from the initial public offering and long-term variable-rate FHLB advances. Also in fiscal 1995, property and equipment expenditures totaled $2.7 million as a result of the construction of the new corporate headquarters and the remodeling of its branch facility.

   The primary financing activity consists of deposits, which increased in fiscal 1996 and fiscal 1994 and decreased in fiscal 1995. The decrease in fiscal 1995 was primarily due to depositors utilizing their deposits at the Bank to purchase common stock of the Company in the initial public offering. Financing activities also include FHLB advances, which decreased in fiscal 1996 as deposit growth reduced the need for higher costing wholesale funds. FHLB advances increased in fiscal 1995 and 1994 in order to fund increased loan originations and purchase adjustable-rate mortgage-backed securities and collateralized mortgage obligations. Total cash and cash equivalents increased by $2.1 million and $1.5 million in fiscal 1996 and 1994, respectively, and decreased by $328,000 in fiscal 1995. Total cash and cash equivalents amounted to $6.7 million at June 30, 1996.

   At June 30, 1996, the Company had outstanding commitments to originate or purchase $6.7 million of loans. In addition, the Company had unused lines of credit totaling $4.0 million. At the same date, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $50.7 million. The Company believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits to the extent desired. If the Company requires funds beyond its internal funding capabilities, advances from the FHLB of Indianapolis are available as an additional source of funds.

   The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5%, 3.0% and 8.0%, respectively. At June 30, 1996, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 15.4%, 15.4% and 31.4%, respectively (see Note 13 to the Consolidated Financial Statements).

Impact of Inflation and Changing Prices

   The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting and Regulatory Standards

   In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 is effective for fiscal years beginning after December 15, 1994. The Statement establishes accounting measurement, recognition and reporting standards for impaired loans. SFAS No. 114 was amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 118 amended SFAS No. 114 primarily to remove its income recognition requirements and add some disclosure requirements. The adoption of SFAS No. 114, as amended by SFAS No. 118, was not material to the Company's 1996 consolidated financial condition or results of operations.

   Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," will require the Company to periodically consider whether an impairment loss should be recognized on long-lived assets and other certain intangible assets based on an estimate of future cash flows. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995, and earlier adoption is encouraged. Adoption of this Statement is not expected to have a material impact on the Company's consolidated financial condition and results of operations.

   In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which is effective for fiscal years beginning after December 15, 1995. SFAS No. 122 amends certain provisions of SFAS No. 65 to allow the separate capitalization of rights to service mortgage loans that are acquired through loan origination activities. The total cost of the mortgage loans originated is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The Company elected to adopt this accounting standard as of July 1, 1995. The impact of SFAS No. 122 on the Company's consolidated financial position and results of operations for fiscal 1996 was an increase of $96,000 to other assets and gain on the sale of loans.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" establishes a fair value based method of accounting for employee stock options and similar equity instruments which the FASB encourages companies to adopt for their employee stock compensation plans. However, SFAS No. 123 allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS No.123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted. This Statement is effective for the Company at the beginning of its fiscal year ending June 30, 1997. Management has concluded that the Company will not adopt the fair value accounting provisions of SFAS No. 123 and will continue to apply its current method of accounting. Accordingly, adoption of SFAS No. 123 will have no impact on the Company's consolidated financial position or results of operations.

   The FDIC is authorized to adjust the insurance rates for banks that are insured by the BIF as well as for SAIF members. On November 14, 1995, the FDIC approved a final rule regarding deposit insurance premiums. The final rule reduced deposit insurance premiums for BIF member institutions to zero basis points (subject to a $2,000 minimum) for institutions in the lowest risk category, while holding deposit insurance premiums for SAIF members at their current levels (23 basis points for institutions in the lowest risk category). The reduction was effective with respect to the semiannual premium assessment beginning January 1, 1996. Accordingly, in the absence of further legislative action, SAIF members such as Bank West will be competitively disadvantaged as compared to commercial banks by the resulting premium differential.

Report of Independent Auditors

Shareholders and Board of Directors
Bank West Financial Corporation
Grand Rapids, Michigan


   We have audited the accompanying consolidated balance sheets of Bank West Financial Corporation (the "Company") as of June 30, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank West Financial Corporation as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for impaired loans and originated mortgage servicing rights in 1996 and for securities in 1994 to conform to new accounting guidance.




                                                   Crowe, Chizek and Company LLP
   Grand Rapids, Michigan
   August 9, 1996

                                     Consolidated Balance Sheets
                                        June 30, 1996 and 1995
                                                                              1996             1995
                                                                              ----             ----
ASSETS
   Cash and due from financial institutions ........................   $   1,571,662    $     417,397
   Interest-bearing deposits in financial institutions .............       5,122,427        4,177,834
                                                                       -------------    -------------
       Total cash and cash equivalents .............................       6,694,089        4,595,231

   Interest-bearing time deposits ..................................         298,000        1,287,000
   Trading securities ..............................................         708,438             --
   Securities available for sale (Note 3) ..........................      22,779,280        9,815,401
   Securities held to maturity (market value:
       1996 - $2,006,000; 1995 - $19,886,289) (Note 3) .............       2,004,288       19,945,791
   Loans held for sale (Note 4) ....................................       4,297,092        2,746,019
   Loans, net (Note 5) .............................................      95,737,191       95,836,247
   Federal Home Loan Bank stock ....................................       1,475,000        1,475,000
   Premises and equipment - net (Note 6) ...........................       3,106,972        3,087,171
   Accrued interest receivable .....................................         632,043          726,573
   Mortgage servicing rights (Note 4) ..............................         142,697           68,196
   Other assets ....................................................         107,216           71,814
                                                                       -------------    -------------
                                                                       $ 137,982,306    $ 139,654,443
                                                                       =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
   Deposits (Note 7) ...............................................   $  91,028,072    $  85,180,250
   Short-term FHLB borrowings (Note 8) .............................       6,000,000        7,422,256
   Long-term FHLB borrowings (Note 8) ..............................      13,000,000       17,500,000
   Accrued interest payable ........................................         156,946          181,737
   Advanced payments by borrowers for taxes and insurance ..........         459,391          629,303
   Deferred federal income tax (Note 9) ............................         225,760          192,290
   Other liabilities ...............................................         301,691          377,513
                                                                       -------------    -------------
       Total liabilities ...........................................     111,171,860      111,483,349

Commitments and Contingencies (Note 10)

Shareholders'  equity (Notes 9, 12 and 13)
   Preferred  stock, 5,000,000 shares authorized, none issued
   Common  stock,  $.01 par value; 10,000,000 shares authorized;
   2,199,575 and 2,314,375 issued at June 30, 1996 and 1995 (Note 2)          21,996           23,144
   Additional paid-in capital ......................................      16,542,107       17,812,757
   Retained earnings, substantially restricted (Notes 9 and 13) ....      12,231,242       11,626,136
   Net unrealized loss on securities available for sale,
   net of tax of $106,834 in 1996 and $14,062 in 1995 ..............        (207,387)         (27,295)
   Management Recognition Plan (unearned shares) (Note 12) .........        (643,464)            --
   Employee Stock Ownership Plan (unallocated shares) (Note 12) ....      (1,134,048)      (1,263,648
                                                                       -------------    -------------
                                                                          26,810,446       28,171,094
                                                                       -------------    -------------
                                                                       $ 137,982,306    $ 139,654,443
                                                                       =============    =============

                     See accompanying notes to consolidated financial statements.

                               Consolidated Statements of Income
                            Years ended June 30, 1996, 1995 and 1994


                                                          1996          1995          1994
                                                          ----          ----          ----
Interest and dividend income
   Loans ..........................................   $ 7,901,948   $ 6,882,198   $ 5,857,639
   Securities .....................................       509,137       356,140       231,144
   Mortgage-backed securities and CMO's ...........     1,230,655       315,588       171,887
   Other interest-earning deposits ................       325,796       229,097        95,591
   Marketable equity securities ...................          --            --         147,727
   Dividends on Federal Home Loan Bank stock ......       120,467        65,156        45,340
                                                       ----------   -----------   -----------
                                                       10,088,003     7,848,179     6,549,328
Interest expense
   Deposits (Note 7) ..............................     4,605,347     4,065,586     3,588,696
   Short-term FHLB advances (Note 8) ..............       419,757       475,088       100,066
   Long-term FHLB borrowings (Note 8) .............       904,975       122,490          --
                                                       ----------   -----------   -----------
                                                        5,930,079     4,663,164     3,688,762
                                                       ----------   -----------   -----------

Net interest income ...............................     4,157,924     3,185,015     2,860,566

Provision for loan losses (Note 5) ................        60,000        20,500        25,000
                                                       ----------   -----------   -----------
Net interest income after provision for loan losses     4,097,924     3,164,515     2,835,566

Other income
   Gain on sale of loans (Note 4) .................       617,286       136,747       218,539
   Fees and service charges .......................       175,199       104,580       106,827
   Gain on trading securities .....................       366,465          --            --

   Gain (loss) on securities available
     for sale (Note 3) ............................        10,529        18,999      (104,014)
   Miscellaneous income ...........................        32,533         9,849         5,071
                                                       ----------   -----------   -----------
                                                        1,202,012       270,175       226,423
Other expenses
   Compensation and benefits (Notes 11 and 12) ....     1,827,177     1,200,931     1,040,762
   Federal deposit insurance expense ..............       196,397       205,209       190,225
   Professional fees ..............................       272,163       152,098        51,288
   Data processing expense ........................       172,596       113,157       104,649
   Occupancy expense ..............................       206,058        76,878        62,356
   Furniture, fixtures and equipment expense ......       124,366        63,317        93,516
   Advertising ....................................        87,770       104,497        47,659
   Provision to adjust loans held for sale
    to lower of cost or market ....................        22,039          --         107,043
   State taxes ....................................        56,103        27,433        64,318
   Miscellaneous expense ..........................       504,379       408,680       283,195
                                                       ----------   -----------   -----------
                                                        3,469,048     2,352,200     2,045,011
                                                       ----------   -----------   -----------
                 See accompanying notes to consolidated financial statements.

                               Consolidated Statements of Income
                            Years ended June 30, 1996, 1995 and 1994
                                          (continued)


                                                          1996          1995          1994
                                                          ----          ----          ----
Income before federal income tax expense ..........     1,830,888     1,082,490     1,016,978

Federal income tax expense (Note 9) ...............       622,400       366,478       336,869

Net income ........................................   $ 1,208,488   $   716,012   $   680,109
                                                      ===========   ===========   ===========

Earnings per common and common equivalent
  share subsequent to conversion (Note 1) .........   $       .57   $       .10           N/A
                                                      ===========   ===========   ===========
Dividends per common share ........................   $       .28           N/A           N/A
                                                      ===========   ===========   ===========

                  See accompanying notes to consolidated financial statements.

                                   Consolidated Statements of
                                Changes in Shareholders' Equity
                            Years ended June 30, 1996, 1995 and 1994


                                                                                                          Unrealized
                                                                                                         Gain (Loss)
                                                                  Additional                            on Securities     Unearned
                                                  Common            Paid-In          Retained           Available for       MRP
                                                   Stock            Capital          Earnings         Sale (net of tax)    Shares
Balance at July 1, 1993                                                              $10,230,015
Net income for the year ended June 30, 1994                                              680,109
Cumulative effect of adopting SFAS No. 115
  as of June 30, 1994, net of tax of $34,272                                                            $ (66,529)
                                                                                     -----------        ---------
Balance at June 30, 1994                                                              10,910,124          (66,529)
Net income for the year ended June 30, 1995                                              716,012
Sale of 2,314,375 shares of common stock,
  net of conversion costs (Note 2, 12 and 14)          $23,144       $17,807,694
Shares released under Employee Stock  Ownership
  Plan (Note 12)
Change in unrealized loss on securities available                          5,063
  for sale, net of tax of $20,210                                                                          39,234
                                                       -------       -----------     ----------          --------
Balance at June 30, 1995                                23,144        17,812,757      11,626,136          (27,295)
Net income for the year ended June 30, 1996                                            1,208,488
Issuance of 92,575 shares of common stock for
  Management Recognition Plans (MRPs) (Note 12)            926           741,658                                         $(742,584)
Shares earned under MRPs                                                                                                    99,120
Cash dividends of $.28 per share                                                        (603,382)
Repurchase of 207,375 shares of stock,
  at cost (Note 14)                                     (2,074)       (2,046,987)
Shares committed to be released under Employee
  Stock  Ownership Plan (Note 12)                                         34,679
Change in net unrealized loss on securities
  available for sale, net of tax of $92,775                                                              (180,092)
                                                       -------       -----------     ----------          --------         ---------
Balance at June 30, 1996                               $21,996       $16,542,107    $12,231,242        $(207,387)        $(643,464)
                                                       =======       ===========    ===========        =========         =========

                                    See accompanying notes to consolidated financial statements.


                                                       Unallocated           Total
                                                          ESOP            Shareholders'
                                                         Shares             Equity
                                                         ------             ------
Balance at July 1, 1993                                                   $10,230,015
Net income for the year ended June 30, 1994                                   680,109
Cumulative effect of adopting SFAS No. 115
  as of June 30, 1994, net of tax of $34,272                                  (66,529)
                                                                          -----------
Balance at June 30, 1994                                                   10,843,595
Net income for the year ended June 30, 1995                                   716,012
Sale of 2,314,375 shares of common stock,
  net of conversion costs (Note 2, 12 and 14)          $(1,296,048)        16,534,790
Shares released under Employee Stock  Ownership
  Plan (Note 12)                                            32,400             37,463
Change in unrealized loss on securities available
  for sale, net of tax of $20,210                                              39,234
                                                       -----------        -----------
Balance at June 30, 1995                                (1,263,648)        28,171,094
Net income for the year ended June 30, 1996                                 1,208,488
Issuance of 92,575 shares of common stock for
  Management Recognition Plans (MRPs) (Note 12)
Shares earned under MRPs                                                       99,120
Cash dividends of $.28 per share                                             (603,382)
Repurchase of 207,375 shares of stock,
  at cost (Note 14)                                                        (2,049,061)
Shares committed to be released under Employee
  Stock  Ownership Plan (Note 12)                          129,600            164,279
Change in net unrealized loss on securities
  available for sale, net of tax of $92,775                                  (180,092)
                                                       -----------        -----------
Balance at June 30, 1996                               $(1,134,048)       $26,810,446
                === ====                               ===========        ===========

                               Consolidated Statements of Cash Flows
                              Years ended June 30, 1996, 1995 and 1994

                                                          1996            1995            1994
                                                          ----            ----            ----
Cash flows from operating activities
   Net income ....................................   $  1,208,488    $    716,012    $    680,109
   Adjustments to reconcile net income to
     net cash from operating activities
   Purchase of trading securities ................     (2,224,537)           --              --
   Proceeds from sale of trading securities ......      1,882,564            --              --
   Origination and purchase of mortgage
     loans for sale ..............................    (48,488,782)    (16,997,866)    (11,141,446)
   Proceeds from sale of mortgage loans ..........     45,798,332      14,382,754      13,221,311
   Net (gain) loss on sales of:
        Loans ....................................       (617,286)       (136,747)       (218,539)
        Securities ...............................       (376,994)        (18,999)           --
        Marketable equity securities .............           --              --           104,014
        Real estate owned ........................         (4,806)           --
   Depreciation ..................................        179,742          62,718          70,440
   Amortization (accretion) of premium
     (discounts), net ............................        103,072          17,154          (2,355)
   ESOP expense ..................................        164,279          37,463            --
   MRP expense ...................................         99,120            --              --
   Loss on disposal of fixed assets ..............          2,662            --              --
   Provision for loan losses .....................         60,000          20,500          25,000
   Provision to adjust loans held for sale
     to lower of cost or market ..................         22,039            --           107,043
   Change in:
     Deferred loan fees ..........................        (47,292)        (64,652)         30,896
     Other assets ................................        (15,373)       (532,741)        (22,483)
     Other liabilities ...........................       (144,282)        563,259         412,722
                                                     ------------    ------------    ------------
          Net cash from operating activities .....     (2,399,054)     (1,951,145)      3,266,712

                               Consolidated Statements of Cash Flows
                              Years ended June 30, 1996, 1995 and 1994
                                            (continued)
                                                          1996            1995            1994
                                                          ----            ----            ----

Cash flows from investing activities
   Purchase of marketable equity securities ......           --              --        (3,122,845)
   Purchase of FHLB stock ........................           --          (635,200)        (80,000)
   (Increase) decrease in interest-bearing
     time deposits ...............................        989,000      (1,287,000)           --
   Loan originations, net of repayments ..........      3,696,997        (248,962)    (12,621,184)
   Loans purchased for portfolio .................     (1,921,400)     (3,016,261)        (63,450)
   Purchase of securities available for sale .....    (21,217,480)     (9,728,635)     (1,963,448)
   Proceeds from sale of securities
     available for sale ..........................     14,077,014       1,671,263            --
   Purchase of securities held to maturity .......           --       (14,610,995)           --
   Proceeds from sale of marketable equity
     securities ..................................           --              --         6,689,034
   Proceeds from maturities or calls of securities
     available for sale ..........................      7,282,760            --              --
   Proceeds from maturities or calls of securities
     held to maturity ............................      1,500,000            --              --
   Principal payments on mortgage-backed
     securities ..................................      2,817,407         277,415         796,223
   Principal payments on collateralized
     mortgage obligations ........................        152,515         160,528            --
   Property and equipment expenditures ...........       (202,205)     (2,721,038)       (199,450)
   Proceeds from sale of real estate owned .......         50,181
   Proceeds from sale of real estate .............           --            84,510            --
                                                     ------------    ------------    ------------
        Net cash from investing activities .......      7,224,789     (30,054,375)    (10,565,120)

                    See accompanying notes to consolidated financial statements.

                               Consolidated Statements of Cash Flows
                              Years ended June 30, 1996, 1995 and 1994
                                            (continued)

                                                          1996            1995            1994
                                                          ----            ----            ----

Cash flows from financing activities
   Repayment and maturities of FHLB borrowings ...    (11,922,256)           --              --
   Proceeds from FHLB borrowings .................      6,000,000    $ 19,922,256    $  3,000,000
   Increase (decrease) in deposits ...............      5,847,822      (4,779,731)      5,833,451
   Repurchase of common stock ....................     (2,049,061)           --              --
   Dividends paid on common stock ................       (603,382)           --              --
   Issuance of common stock ......................           --        16,534,790            --
                                                     ------------    ------------    ------------
        Net cash from financing activities .......     (2,726,877)     31,677,315       8,833,451
                                                     ------------    ------------    ------------
Net change in cash and cash equivalents ..........      2,098,858        (328,205)      1,535,043

Cash and cash equivalents at beginning of period .      4,595,231       4,923,436       3,388,393
                                                     ------------    ------------    ------------
Cash and cash equivalents at end of period .......   $  6,694,089    $  4,595,231    $  4,923,436
                                                     ============    ============    ============
Supplemental disclosures of cash flow information:
   Cash paid during the period for
   Interest ......................................   $  5,954,870    $  4,595,797    $  3,619,935
   Income taxes ..................................        520,000         322,500         355,000

Supplemental disclosure of noncash investing
  activities:
   Transfer of loans from held for sale
     to held to maturity .........................      1,756,663       1,287,879            --
   Transfer from loans to real estate owned ......         45,375            --              --

   Upon the adoption of SFAS No. 115 at June 30, 1994,  the Company  transferred
$1,940,580  from  investment  securities  to  securities  available for sale and
transferred   $5,629,700  from  investment  securities  to  securities  held  to maturity.

   During November of 1995, securities with a carrying value of $15,008,666 and a fair value of $14,964,245 were transferred from securities held to maturity to securities available for sale (Note 3).


          See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Bank West Financial Corporation (the "Company") was organized as a thrift holding company to be the sole shareholder of Bank West, FSB (the "Bank"), a federally chartered savings bank. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation. The Bank's primary services include accepting deposits and making mortgage and installment loans in Kent County and Eastern Ottawa County, Michigan. The Bank also engages in mortgage banking activities consisting of selling originated and purchased loans into the secondary market. The Bank has formed a wholly-owned service company for the future purpose of involvement with insurance activities permitted by federal and state regulations. At June 30, 1996, the service company was inactive and had no assets or liabilities. During fiscal 1996, the Company began trading equity securities to a limited extent.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the determination and carrying value of securities available for sale, trading securities, loans held for sale and impaired loans, and the determination of other-than-temporary reductions in the fair value of securities.

Concentrations of Credit Risk: The Bank grants mortgage loans to customers primarily in Kent County, Michigan. No significant number of the Bank's customers are employed at any one specific entity or in any one specific industry. The Bank grants primarily one-to four-family residential real estate loans. Substantially all loans are secured by specific items of collateral, primarily single family residences.

Cash Equivalents: For purposes of the consolidated statements of cash flows, the Bank considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. The Bank reports net cash flows for customer loan transactions, deposit transactions, and deposits made with other financial institutions.

Trading Securities: Securities that are bought and held principally for resale in the near term (thus held for only a short period of time) are classified as trading securities and recorded at their fair values. Realized and unrealized gains and losses on trading securities are included immediately in other income.

Securities Available for Sale or Held to Maturity: Prior to June 30, 1994, investment and mortgage-backed securities held for investment were carried at amortized cost. Management had the intent and the Bank had the ability to hold these securities until maturity. Securities held for sale were carried at the lower of cost or market. Effective June 30, 1994, the Bank adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). This Statement requires that the Bank have positive intent and ability to hold to maturity those securities classified as held to maturity. Any securities not classified as held to maturity or trading, as discussed above, are classified as available for sale. As required by SFAS No. 115, securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method.

Securities held to maturity are carried at amortized cost. Upon adoption of SFAS No. 115, management classified all of its collateralized mortgage obligations as available for sale. The effect of adopting SFAS No. 115 on June 30, 1994 was a decrease in retained earnings of $66,529, net of the income tax effect.

Premiums  and  discounts  on  investment  and  mortgage-backed   securities  are
recognized in interest income using the level yield method over the period to maturity.

Loans Held for Sale: Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value on an individual loan basis. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on the sales of loans are recognized when proceeds from the loan sales are received by the Bank.

Loans: Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Interest income on loans is accrued over the term of the loans based upon the principal outstanding except where loans are 90 days or more past due, in which case the accrual of interest is discontinued. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.

Loan fees, net of certain direct loan origination costs, are deferred. The net amount deferred is reported in the consolidated balance sheet as part of loans and is recognized as interest income over the term of the loan using the level yield method.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for possible loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114) as amended by SFAS No. 118. SFAS No. 114, effective for the Bank beginning July 1, 1995, requires that impaired loans, as defined, be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. The impact of the adoption of SFAS No. 114 and SFAS No. 118 on the Bank's consolidated financial position and results of operations was not material.

Mortgage Loan Servicing Rights: The Company purchases and originates mortgage loans for sale to the secondary market, and sells the loans with servicing retained and released. Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122). The Statement requires capitalizing the rights to service originated mortgage loans. Prior to adoption of SFAS No. 122, only purchased mortgage servicing rights were capitalized. Beginning in 1995, the total cost of mortgage loans purchased or originated with the intent to sell is allocated between the loan servicing right and the mortgage loan without servicing, based on their relative fair values. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue.

Mortgage servicing rights are periodically evaluated for impairment by stratifying them based on predominant risk characteristics of the underlying serviced loans, such as loan type, term, and note rate. Impairment represents the excess of cost of an individual mortgage servicing rights stratum over its fair value, and is recognized through a valuation allowance.

Fair values for individual stratum are based on quoted market prices. Estimates of fair value include assumptions about prepayment, default and interest rates, and other factors which are subject to change over time. Changes in these underlying assumptions could cause the fair value of loan servicing rights, and the related valuation allowance, to change significantly in the future.

Premises and Equipment: The Company's premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 31 to 50 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from five to ten years. Maintenance and repairs are charged to expense and improvements are capitalized. The cost and accumulated depreciation applicable to assets retired, or otherwise disposed of, are eliminated from the accounts and the gain or loss on disposition is credited or charged to operations.

Real Estate Owned: Real estate owned is carried at the lower of cost (fair value at date of foreclosure) or fair value minus estimated costs to sell. Adjustments to fair value at the date of acquisition are charged to the allowance for loan losses. Allowances are established for subsequent losses, if any, with corresponding charges to operations.

Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are reflected as a reduction of debt and accrued interest.

Management Recognition Plan: MRP awards vest in five equal annual installments from the date of grant, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the MRPs is recognized on a prorata basis over the vesting period of the awards. The unamortized unearned compensation value of the MRPs is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheets.

Preferred Stock: The Company is authorized to issue 5,000,000 shares of preferred stock. Such stock may be issued with such preferences and designations as the Board of Directors may determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Earnings Per Share: Earnings per share is based on the weighted average number of outstanding common shares and common stock equivalents. ESOP shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding. Common stock equivalents associated with the stock options and MRP shares were not material to the computation of earnings per share for the year ended June 30, 1996. The weighted average number of shares outstanding for the year ended June 30, 1996 was 2,104,921. The weighted average number of shares outstanding for the 1995 period subsequent to conversion was 2,154,394.

Issued But Not Yet Adopted Accounting Standards: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation (SFAS No. 123). The Statement establishes a fair value based method of accounting for employee stock options and similar equity instruments, such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statement allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted. The accounting requirements of the Statement are required for transactions entered into in fiscal years that begin after December 15, 1995, although early adoption is permitted. Companies which elect to continue measuring compensation costs under current guidance must present pro-forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994; however, that disclosure need not be made until financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year. Management has concluded that the Company will not adopt the fair value accounting provisions of SFAS No. 123 but will continue to apply its current method of accounting. Accordingly, adoption of the SFAS No. 123 will have no impact on the Company's financial position or results of operations. The disclosure provisions will be adopted as required.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - CONVERSION TO STOCK FORM OF OWNERSHIP

On October 24, 1994, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, unanimously adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of the Company as the Bank's holding company. The conversion was consummated on March 30, 1995 by amending the Bank's federal charter and the sale of the holding company's common stock in an amount equal to the proforma market value of the Bank after giving effect to the conversion. A subscription offering of the shares of the Company's common stock was offered initially to the Bank's depositors, to tax-qualified employee plans and then to other members and directors, officers and employees of the Bank. Proceeds of $16,533,717 were received from the sale of 2,314,375 common shares, after deduction of conversion costs of $694,235 and the issuance of 162,006 shares for the ESOP in exchange for a note receivable from the ESOP. Upon closing of the stock offering, the Company purchased 100% of the common shares of the Bank. Bank West, F.S.B. is now a wholly-owned subsidiary of the Company. The conversion was an internal reorganization with historical balances carried forward without adjustment.

NOTE 3 - SECURITIES

Debt and equity securities have been classified in the Consolidated Balance Sheets according to management's intent. The amortized cost and estimated market values of securities at June 30, 1996 and 1995 are as follows:

Available for Sale
                                                                          Gross         Gross
                                             Amortized    Unrealized    Unrealized      Market
                                               Cost         Gains         Losses         Value
                                           -----------   -----------   -----------   -----------
1996
     U.S. agencies .....................   $ 4,997,678   $     7,500   $    60,110   $ 4,945,068
     Corporate bonds ...................       496,870          --           4,271       492,599
                                           -----------   -----------   -----------   -----------
                                             5,494,548         7,500        64,381     5,437,667
     Mortgage-backed securities ........     2,330,061         3,524        26,089     2,307,496
     Collateralized mortgage obligations    15,268,892           302       235,077    15,034,117
                                           -----------   -----------   -----------   -----------
                                           $23,093,501   $    11,326   $   325,547   $22,779,280
                                           ===========   ===========   ===========   ===========

1995
     U.S. agencies .....................   $ 5,501,973   $    17,161   $       383   $ 5,518,751
     Corporate bonds ...................     1,876,452          --           7,038     1,869,414
                                           -----------   -----------   -----------   -----------
                                             7,378,425        17,161         7,421     7,388,165
     Collateralized mortgage obligations     2,478,333          --          51,097     2,427,236
                                           -----------   -----------   -----------   -----------
                                           $ 9,856,758   $    17,161   $    58,518   $ 9,815,401
                                           ===========   ===========   ===========   ===========

Held to Maturity
                                                                          Gross         Gross
                                             Amortized    Unrealized    Unrealized      Market
                                               Cost         Gains         Losses         Value
                                           -----------   -----------   -----------   -----------
1996
     U.S. agencies .....................   $ 2,004,288   $     3,998   $     2,286   $ 2,006,000
                                           ===========   ===========   ===========   ===========

                                                                                            1995
     U.S. agencies .....................   $ 3,017,824   $     2,440   $    14,639   $ 3,005,625
     Municipal bonds ...................       999,571         3,829          --       1,003,400
                                           -----------   -----------   -----------   -----------
                                             4,017,395         6,269        14,639     4,009,025
     Mortgage-backed securities ........    14,100,219         6,391        53,764    14,052,846
     Collateralized mortgage obligations     1,828,177          --           3,759     1,824,418
                                           -----------   -----------   -----------   -----------
                                           $19,945,791   $    12,660   $    72,162   $19,886,289
                                           ===========   ===========   ===========   ===========

The scheduled maturities of securities available for sale and securities held to maturity at June 30, 1996 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Available for Sale          Held to Maturity
                                   Amortized       Fair       Amortized       Fair
                                     Cost          Value        Cost          Value
                                     ----          -----        ----          -----
Due within one year .........          --            --     $ 1,002,002   $ 1,006,000
Due after one year through
  five years ................   $ 4,494,548   $ 4,435,167     1,002,286     1,000,000
Due after five years through
  ten years .................     1,000,000     1,002,500          --            --
Mortgage-backed securities
  and collateralized mortgage
  obligations ...............    17,598,953    17,341,613          --            --
                                -----------   -----------   -----------   -----------
                                $23,093,501   $22,779,280   $ 2,004,288   $ 2,006,000
                                ===========   ===========   ===========   ===========

Proceeds from the sales of securities amounted to $15,969,000, $1,671,000 and $6,689,000 for the years ended June 30, 1996, 1995 and 1994, respectively, including $1,883,000 relative to trading securities in fiscal 1996.

Gross realized gains (losses) on sales of securities were as follows for the years ended June 30:

                                   1996               1995             1994
                                   ----               ----             ----

        Gross realized gains     $400,243            $18,999              --
        Gross realized losses     (17,436)                --        $(104,014)
                                 --------            -------        ---------
        Net realized gains       $382,807            $18,999        $(104,014)
                                 ========            =======        =========

The unrealized loss recognized on securities classified as trading was $5,813 for the year ended June 30, 1996.

In  accordance  with the FASB  Special  Report,  A Guide  to  Implementation  of
Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities, securities held to maturity with a carrying value of $15,008,666, fair value of $14,964,245, unrealized gain of $8,485 and unrealized loss of $52,906 were transferred to the available for sale classification on November 20, 1995. The transfer decreased shareholders' equity by $29,318, which is net of the related deferred tax asset of $15,103. The reclassification was made to provide greater flexibility in managing liquidity and interest rate risk.

NOTE 4 - SECONDARY MARKET MORTGAGE ACTIVITIES

The following summarizes the Bank's secondary market mortgage activities, which consist solely of one-to four-family real estate loans:

                                                     1996            1995            1994
                                                     ----            ----            ----
Loans held for sale - beginning of period ...   $  2,746,019    $  1,282,039    $  3,250,408
Activity during the periods:
      Loans originated and purchased for sale     48,488,782      16,997,866      11,141,446
      Proceeds from sale of mortgage loans ..    (45,798,332)    (14,382,754)    (13,221,311)
      Transfer of loans from held for sale to
        held to maturity ....................     (1,756,663)     (1,287,879)           --
      Gain on sale of loans .................        617,286         136,747         218,539
      Allowance to adjust loans held for
        sale to lower of cost or market .....           --              --          (107,043)
                                                ------------    ------------    ------------
Loans held for sale - end of period .........   $  4,297,092    $  2,746,019    $  1,282,039
                                                ============    ============    ============

Mortgage loans serviced for others are not included in the accompanying balance sheet. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                             1996          1995          1994
                                             ----          ----          ----
Mortgage loan portfolios serviced for
      FHLMC ..........................   $28,590,578   $23,699,436   $15,431,873
                                         ===========   ===========   ===========

Loans servicing fee income ...........   $    66,725   $    47,451   $    27,603
                                         ===========   ===========   ===========


Custodial escrow balances maintained in connection with the foregoing loan servicing were $135,011 and $292,374 at June 30, 1996 and 1995, respectively.

The carrying value of mortgage servicing rights, which approximates fair value, was $142,697 at June 30, 1996.

Following is an analysis of the activity for mortgage servicing rights for 1996:

      Balance at July 1, 1995                          $  68,196
            Additions                                    124,501
            Amortization                                 (50,000)
                                                       ---------
      Balance at June 30, 1996                         $ 142,697
                                                       =========

NOTE 5 - LOANS

Loans are classified as follows at June 30:

                                                          1996           1995

Real estate loans:
      One-to four-family residential - fixed rate    $ 20,351,715   $ 20,278,403
      One-to four-family residential - balloon ...     12,841,337     11,170,168
      One-to four-family residential - adjustable      47,544,192     58,568,036
      Construction ...............................     14,073,497      6,145,801
      Commercial mortgages .......................      1,193,464           --
      Home equity lines of credit ................      2,214,227      1,453,397
      Second mortgages ...........................      1,927,282        682,869
                                                     ------------   ------------
           Total mortgage loans ..................    100,145,714     98,298,674
Consumer loans ...................................        622,353         29,859
Commercial non-mortgage ..........................      1,010,076           --
                                                     ------------   ------------
           Total .................................    101,778,143     98,328,533
Less:
      Loans in process ...........................      5,827,705      2,289,609
      Deferred fees and discounts ................         47,385         94,677
      Allowance for loan losses ..................        165,862        108,000
                                                     ------------   ------------
                                                     $ 95,737,191   $ 95,836,247
                                                     ============   ============

An analysis of the allowance for loan losses for the years ended June 30, 1996, 1995 and 1994, follows:

                                                  1996        1995        1994
                                              ---------    ---------   ---------

Beginning balance .........................   $ 108,000    $  87,500   $  62,500
      Provision charged to operations .....      60,000       20,500      25,000
      Charge-offs .........................      (2,138)        --          --
                                              ---------    ---------   ---------
Ending balance ............................   $ 165,862    $ 108,000   $  87,500
                                              =========    =========   =========

During the year ended June 30, 1996, the Company had no loans which were impaired as defined under the provisions of SFAS No. 114 and No. 118.

Loans on which the accrual of interest has been discontinued amounted to $42,983 and $144,644 at June 30, 1996 and 1995, respectively. Interest income that would have been recorded under the original terms of such loans would have been $6,447, $6,187 and $932 for the years ended June 30, 1996, 1995 and 1994, respectively.

Certain directors and executive officers of the Corporation and the Bank (including family members, affiliates, and companies in which they are principal owners) had loans outstanding with the Bank in the ordinary course of business. A summary of the aggregate loans outstanding which exceeded $60,000 to these individuals follows:

                                                             Year Ending
                                                       1996              1995
                                                    ---------         ---------

Balance at beginning of year ...............        $ 935,104         $ 871,607
      New loans ............................           86,537           160,300
      Payments .............................         (161,029)          (96,803)
      Officers transferred out .............          (18,761)             --
                                                    ---------         ---------
Balance at end of year .....................        $ 841,851         $ 935,104
                                                    =========         =========



NOTE 6 - PREMISES AND EQUIPMENT - NET

A summary of premises and equipment is as follows at June 30:

                                                        1996              1995
                                                        ----              ----

Land .......................................        $  529,300        $  492,123
Bank building and improvements .............         2,301,045         2,353,656
Furniture and equipment ....................           814,944           709,710
                                                    ----------        ----------
                                                     3,645,289         3,555,489
Accumulated depreciation ...................           538,317           468,318
                                                    ----------        ----------
                                                    $3,106,972        $3,087,171
                                                    ==========        ==========

NOTE 7 - DEPOSITS

Deposits at June 30, 1996 and 1995 are summarized as follows:

                                             1996                     1995
                                             ----                     ----
                                     Amount       %           Amount        %
                                     ------       -           ------        -

Noninterest-bearing ..........     2,338,248     2.57%    $   595,726       .70%
Now accounts and MMDAs .......     3,703,359     4.07       3,534,556       4.15
Passbook and statement savings    16,571,616    18.20      17,135,154      20.12
Certificates of deposit ......    68,414,849    75.16      63,914,814      75.03
                                 -----------   ------     -----------     ------
                                 $91,028,072   100.00%    $85,180,250    100.00%
                                 ===========   ======     ===========    ======

At June 30, 1996, the scheduled maturities of certificates of deposit are as follows by fiscal year:

            1997                               $50,651,945
            1998                                 8,839,364
            1999                                 5,818,200
            2000                                 2,326,478
            2001 and thereafter                    778,862
                                               -----------
                                               $68,414,849
                                               ===========

As of June 30, 1996 and 1995, the Bank had deposit accounts with balances of $100,000 or more of $11,914,000 and $9,733,000, respectively.

NOTE 8 - FEDERAL HOME LOAN BANK BORROWINGS

Advances from the Federal Home Loan Bank of Indianapolis, collateralized by mortgage loans and securities under a blanket collateral agreement, consist of the following at June 30:

                                                 Rate at
                      Date Due                June 30, 1996    1996            1995
                      --------                -------------    ----            ----
Line of credit; available limit of $3,000,000
      Balance, June 30 ......................      5.99%         --       $ 1,422,256

Single-maturity fixed rate advance
      July 25, 1995 .........................                    --         2,000,000
      August 1, 1995 ........................                    --         4,000,000
      September 3, 1996 .....................      5.77   $ 1,000,000            --
      December 16, 1996 .....................      5.44     1,000,000            --

Adjustable rate advance
      August 5, 1996 - reprices quarterly ...      5.47     4,000,000            --
      October 30, 1997 - reprices monthly ...      5.61     2,000,000       2,000,000
      October 30, 1998 - reprices monthly ...      5.61     4,000,000       4,000,000
      October 30, 1999 - reprices monthly ...      5.61     5,000,000       5,000,000
      August 26, 2001 - reprices monthly ....      5.77     2,000,000       6,500,000
                                                          -----------     -----------
                                                          $19,000,000     $24,922,256
                                                          ===========     ===========

Maturities of borrowings outstanding at June 30, 1996 are as follows for the next 5 fiscal years:

             1997                                $  6,000,000
             1998                                   2,000,000
             1999                                   4,000,000
             2000                                   5,000,000
             2001 and thereafter                    2,000,000
                                                 ------------
                                                 $ 19,000,000
                                                 ============

During 1996, the Company prepaid $4,500,000 of the advance due August 26, 2001 without penalty, as permitted under the terms of the FHLB advance agreement. Prepayment of certain remaining advances is permitted only upon the Company's termination of its FHLB membership, while others are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB.

NOTE 9 - FEDERAL INCOME TAXES

The provision for federal income taxes for the years ended June 30, 1996, 1995 and 1994 consists of the following:

                                            1996           1995           1994
                                            ----           ----           ----

Current income tax expense ........       $496,158       $358,085       $332,948
Deferred income tax expense .......        126,242          8,393          3,921
                                          --------       --------       --------
                                          $622,400       $366,478       $336,869
                                          ========       ========       ========

Deferred tax assets and liabilities consist of the following:

                                                           1996           1995
                                                           ----           ----
Deferred tax assets:
      Loan fees ...................................... $   7,021      $  24,005
      Capital loss ...................................      --           28,931
      Unrealized loss on securities available for sale   106,834         14,062
      Loans marked-to-market .........................      --           15,723
      Accrued expenses ...............................    17,211         13,703
      Management Recognition Plan ....................    33,701           --
      Other ..........................................       621          4,588
                                                       ---------      ---------
                                                         165,388        101,012
Deferred tax liabilities
      Bad debt allowance .............................   209,164        208,207
      FHLB stock dividend ............................    49,116         49,116
      Loans marked-to-market .........................    12,674           --
      Fixed assets ...................................    71,677         35,979
      Mortgage servicing rights ......................    48,517           --
                                                       ---------      ---------
                                                         391,148        293,302

Net deferred tax liability ........................... $(225,760)     $(192,290)
                                                       =========      =========

No valuation allowance was provided on deferred tax assets.

The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                 Years ended June 30,
                                         1996            1995            1994
                                         ----            ----            ----

Statutory rate .................            34%             34%             34%

Tax expense at statutory rate ..     $ 622,502       $ 368,047       $ 345,772
Tax exempt interest ............          (639)         (2,360)         (3,979)
Other ..........................           537             791          (4,924)
                                     ---------       ---------       ---------
                                     $ 622,400       $ 366,478       $ 336,869
                                     =========       =========       =========

Effective rate .................            34%             34%             33%

Differences in the methods of determining the deduction for bad debts for tax and financial statement purposes after 1988 are included in deferred taxes. For years prior to 1988, the Bank had determined taxable income after deducting a provision for bad debts in excess of such provisions recorded in the financial statements. Accordingly, retained earnings at June 30, 1996 and 1995 includes approximately $3,364,000 on which no provision for federal income taxes has been made. The amount of unrecorded deferred taxes is $1,144,000. If this portion of retained earnings is used for any purpose other than to absorb bad debts, the amount used will be added to future taxable income.

NOTE 10 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS
WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include unused lines of credit and commitments to make loans and fund loans in process. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

The contract amounts of these financial instruments are as follows at June 30:

                                             1996              1995
                                             ----              ----

      Commitments to make loans           $6,690,000        $7,368,000
      Unused lines of credit               3,987,000         3,909,000
      Loans in process                     5,828,000         2,290,000

Approximately 77% and 92% of commitments to make loans and to fund loans in process were made at fixed rates as of June 30, 1996 and 1995, respectively. Rate ranges for these fixed rate commitments were 7.0% to 10.75% and 6.75% to 9.5% as of June 30, 1996 and 1995, respectively. Lines of credit are issued at current market rates.

The Company does not anticipate any losses as a result of these commitments. Collateral obtained upon exercise of the commitment is determined using the Bank's credit evaluation of the borrower, and may include real estate, business assets and other items. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

The Company and the Bank are subject to certain legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

The Company has entered into employment agreements with three of its officers. Under the terms of those agreements, certain events leading to separation from the Company could result in cash payments aggregating approximately $527,000.

The deposits of savings associations such as Bank West are presently insured by the Savings Association Insurance Fund (SAIF) which is administered by the FDIC. A recapitalization plan for the SAIF under consideration by Congress provides for a special assessment of up to .90% of deposits to be imposed on all SAIF insured institutions to enable the SAIF to achieve its required level of reserves. If the proposed assessment of .90% was effected based on deposits as of March 31, 1995 (as proposed), the special assessment would decrease net income and shareholders' equity by approximately $500,000, net of taxes.

NOTE 11 - EMPLOYEE PENSION PLANS

The Company participates in the Financial Institutions Retirement Fund, a multi-employer defined benefit pension plan. Substantially all employees are eligible for participation in the Plan. The benefits are based on each employee's years of service and on the average of the highest five consecutive annual salaries prior to retirement. The benefits are reduced by a specified percentage of the employee's social security benefit. An employee becomes fully vested upon completion of five years of qualifying service. The plan is currently overfunded and did not require contributions or charges to income for the years ended June 30, 1996, 1995 and 1994. Specific plan assets and accumulated benefit information for the Bank's portion of the Fund is not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Company has no present intention to withdraw from the Fund.

The Company established a qualified 401(k) plan effective January 1, 1996, covering substantially all employees. Employees who are 18 years and older and who have completed 1,000 hours of service in a 12 consecutive-month period are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company will make a matching contribution equal to 25% of the first 3% of employee contributions. Although not required, the Company also has the option to make an additional, nonelective contribution to the plan. Beginning after 2 years of service, employees become vested in the Company's contributions 20% per year, with 100% vesting occurring after 6 years of service. The Company's contribution for 1996 was $3,000.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

As part of the conversion transaction, the Company established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees. The ESOP borrowed $1,296,048 from the Company and used those funds to acquire 162,006 shares of the Company's stock at $8 per share.

Shares issued to the ESOP are committed to be released based on the number of unallocated shares held immediately before release for the current plan year multiplied by a fraction. The numerator of the fraction is the amount of quarterly principal and interest paid. The denominator of the fraction is the sum of the numerator plus the principal and interest to be paid for all future periods. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. Principal and interest payments are scheduled to occur in quarterly amounts of $45,326 over a ten-year period. An employee becomes fully vested upon completion of seven years of qualifying services. Upon withdrawal from the plan, participants are entitled to a distribution in cash or Company stock, or both, at the discretion of the Company. However, participants may demand that their entire distribution be in the form of Company stock.

During 1996, 16,200 shares of stock with an average fair value of $10.14 per share were committed to be released. ESOP compensation expense for the years ended June 30, 1996 and 1995 were $164,279 and $37,463, respectively. Shares held by the ESOP at June 30 are as follows:

                                             1996               1995
                                             ----               ----

     Allocated to participants              20,250              4,050
     Unallocated                           141,756            157,956
                                        ----------         ----------
       Total ESOP shares                   162,006            162,006
                                        ==========         ==========

     Fair value of unallocated shares   $1,488,438         $1,461,093
                                        ==========         ==========



Employee and director Stock Option Plans (SOPs) and officer and director Management Recognition Plans (MRPs) were authorized by the shareholders at the October 25, 1995 annual meeting. The MRPs are restricted stock award plans. The employee stock option plan and the officers' MRP are administered by a committee of directors of the Company, while grants under the directors' stock option plan and the directors' MRP are pursuant to formulas set forth in the plans. Total shares made available under the SOPs and MRPs are 231,437 and 92,575, respectively. The Committee has granted under the employee SOP options to purchase 24,000 shares of common stock at an exercise price of $9.9375 per share, which was the market price of the Company's stock on the date of the grant. At June 30, 1996, there were 138,006 shares reserved for future grants. Options to purchase 52,073 shares were granted to directors under the directors' SOP at an exercise price of $10.4375 per share which was the market price of the Company's stock on the date of the grant. At June 30, 1996, there were 17,358 shares reserved for future grants. During fiscal 1996, no options were exercised or canceled. SOP options vest in five equal annual installments from the date of grant and expire ten years from the date of grant. No compensation expense is being recognized in connection with the issuance of the options.

The Committee has awarded 49,250 shares of common stock under the officers' MRP and 24,992 shares of common stock under the directors' MRP. During fiscal 1996, $99,120 was charged to compensation expense for the MRP.

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON  RETAINED EARNINGS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory or discetionary actions by regulators that, if undertaken, could have an effect on the Bank's financial statements. The Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items under regulatory accounting practices. The Bank's capital is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Regulation requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital (as defined in the regulations) to risk-weighted assets (as defined), and of core and tangible capital (as defined) to total adjusted assets (as defined). Management believes, as of June 30, 1996, that the Bank meets capital adequacy requirements.

The most recent notification from the Office of Thrift Supervision categorizes the Bank as well capitalized under the regulatory framework for prompt corrective action.

The Bank's actual capital amounts and ratios are presented below:

                                                  Actual           Minimum Requirements             Excess
                                          Amount          Ratio      Amount       Ratio     Amount          Ratio
                                          ------          -----      ------       -----     ------          -----
As of June 30, 1996
      Risk-Based Capital
        (to Risk Weighted Assets)      $20,336,000       31.4%   $ 5,189,360       8.0%  $15,146,640        23.4%

      Core Capital
        (to Total Adjusted Assets)      20,170,000       15.4      3,941,250       3.0    16,228,750        12.4

      Tangible Capital
        (To Total Adjusted Assets)      20,170,000       15.4      1,970,760       1.5    18,199,240        13.9

As of June 30, 1995
      Risk-Based Capital
        (to Risk Weighted Assets)       19,278,506       31.8      4,851,680       8.0    14,426,826        23.8

      Core Capital
        (to Total Adjusted Assets)      19,170,506       14.5      3,959,580       3.0    15,210,926        11.5

      Tangible Capital
        (to Total Adjusted Assets)      19,170,506       14.5      1,979,790       1.5    17,190,716        13.0

FIRREA also includes  restrictions on loans to one borrower, on certain types of
investments   and  loans,   on  loans  to  officers,   directors  and  principal
shareholders, on brokered deposits and on transactions with affiliates.

The Qualified Thrift Lender (QTL) test requires 65% of assets to be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter. Management believes that the QTL test has been met.

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a "tier 1 institution") could, after prior notice but without the prior approval of the OTS, make capital distributions in any year that would reduce by up to one-half the amount of its capital which exceeds its most stringent capital requirement as of the beginning of the calendar year plus net income to date for the six months ended June 30, 1996. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution.

The Bank has established a liquidation account with an initial balance of $11,150,000, which is equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligi NOTE ble account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, during the fiscal year ending June 30, 1997, the Bank may pay dividends to the holding company equal to $7,573,000 plus fiscal 1997 year-to-date income.

NOTE 14 - STOCK REPURCHASE PROGRAMS

During fiscal 1996, the Company repurchased 207,375 shares of its common stock after receiving regulatory approval for this amount. The shares were repurchased at an average price of $9.88 and remain available for general corporate purposes, including issuance in connection with stock-based compensation plans.

On July 29, 1996, the Board of Directors also approved a repurchase of an additional 218,100 shares, or 10% of its outstanding common stock. The repurchase was approved by the OTS in August of 1996.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Bank West Financial Corporation is as follows at June 30:

                             CONDENSED BALANCE SHEET

                                                         1996            1995
                                                         ----            ----
ASSETS
Cash and cash equivalents ......................     $ 2,222,329     $ 1,021,842
Interest-bearing time deposits .................         198,000       1,287,000
Trading securities .............................         708,438            --
Securities available for sale ..................       2,473,199       5,384,102
Loan receivable from Employee Stock
  Ownership Plan ...............................       1,178,792       1,273,403
Investment in subsidiary bank ..................      19,978,259      19,138,386
Accrued interest receivable ....................          19,733          84,090
Other assets ...................................          35,629          57,513
                                                     -----------     -----------
      Total assets .............................     $26,814,379     $28,246,336
                                                     ===========     ===========


LIABILITIES
Other liabilities ..............................     $     3,933     $    75,242

SHAREHOLDERS' EQUITY ...........................      26,810,446      28,171,094
                                                     -----------     -----------

      Total liabilities and shareholders' equity     $26,814,379     $28,246,336
                                                     ===========     ===========


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

                             CONDENSED STATEMENT OF INCOME,
                                     for the period:


                                                                         March 30, 1995
                                                          Year ended         through
                                                         June 30, 1996    June 30, 1995
                                                         -------------    -------------
Interest and dividend income
      Securities ..................................       $  249,350       $   97,074
      Loan to Employee Stock Ownership Plan .......           86,691           22,681
      Other interest-bearing deposits .............          164,328           42,358
      Dividends ...................................            3,772             --
                                                          ----------       ----------
            Total interest and dividend income ....          504,141          162,113

Other income
      Gain on sale of investments .................          358,740           18,922

Operating expenses ................................           90,521           10,635
                                                          ----------       ----------


Income before federal income taxes and equity in
  undistributed earnings of subsidiary bank .......          772,360          170,400

Federal income tax expense ........................          262,500           57,936
                                                          ----------       ----------


Income before equity in undistributed
  earnings of subsidiary bank .....................          509,860          112,464

Equity in undistributed earnings of subsidiary bank          698,628           96,442
                                                          ----------       ----------


Net income ........................................       $1,208,488       $  208,906
                                                          ==========       ==========


NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

                       CONDENSED STATEMENT OF CASH FLOWS,
                                 for the period:
                                                                                           March 30, 1995
                                                                          Year ended           through
                                                                         June 30, 1996      June 30, 1995
                                                                         -------------      -------------
Cash flows from operating activities
      Net income ...............................................       $  1,208,488        $    208,906
      Adjustments to reconcile net income to
        cash provided by operations
            Equity in undistributed earnings of subsidiary bank            (698,628)            (96,442)
            Purchase of trading securities .....................         (2,224,537)               --
            Proceeds from sale of trading securities ...........          1,882,564                --
            Gain on sales of securities ........................           (358,740)            (18,922)
            Net accretion of securities discounts ..............             (1,411)               (390)
            Change in
                  Interest receivable ..........................             64,357             (84,090)
                  Other assets .................................             21,884             (57,513)
                  Other liabilities ............................            (55,739)             72,757
                                                                       ------------        ------------
                       Net cash provided by operating activities           (161,762)             24,306

Cash flows from investing activities
      Purchases of securities available for sale ...............         (2,000,000)         (6,527,180)
      Proceeds from sale of securities available for sale ......          1,091,200           1,169,700
      Proceeds from maturity and call of
        securities available for sale ..........................          3,782,408                --
      Principal reduction on ESOP note receivable ..............             94,611              22,645
      Contribution to subsidiary bank ..........................            (42,527)               --
      (Increase) decrease in interest-bearing time deposits ....          1,089,000          (1,287,000)
      Investment in subsidiary bank ............................               --            (8,915,419)
                                                                       ------------        ------------
            Net cash used in investing activities ..............          4,014,692         (15,537,254)

Cash flows from financing activities
      Proceeds from issuance of common stock,
        net of conversion costs ................................               --            16,534,790
      Dividends paid on common stock ...........................           (603,382)               --
      Repurchase of common stock ...............................         (2,049,061)               --
                                                                       ------------        ------------
            Net cash from financing activities .................         (2,652,443)         16,534,790
                                                                       ------------        ------------

Net change in cash and cash equivalents ........................          1,200,487           1,021,842

Cash and cash equivalents at beginning of period ...............          1,021,842                --
                                                                       ------------        ------------
Cash and cash equivalents at end of period .....................       $  2,222,329        $  1,021,842
                                                                       ============        ============


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and cash equivalents

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Interest-bearing time deposits

Fair values for these instruments are estimated by discounting cash flows using rates currently offered for deposits of similar remaining maturities.

Securities

Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.

Loans

The fair value of fixed and variable rate loans is principally estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, and using prepayment assumptions provided by the Office of Thrift Supervision, which management believes are reasonable. The carrying value of the allowance for loan losses is a reasonable estimate of fair value.

Federal Home Loan Bank stock

The carrying amount of this stock is a reasonable estimate of fair value.

Accrued interest receivable and payable

For these items, the carrying amount is a reasonable estimate of fair value.

Deposit liabilities

The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank borrowings

The fair values for these advances are determined by discounting cash flows using rates currently offered for advances of similar remaining maturities.

Advance payments by borrowers for taxes and insurance

For these items, the carrying amount is a reasonable estimate of fair value.

Off-balance sheet activities

The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of commitments was immaterial at the reporting dates presented.

The estimated fair values of the Company's financial instruments are as follows:

                                                                                                 1996
                                                                                  Carrying                  Fair
                                                                                    Value                   Value
                                                                                    -----                   -----
      Financial assets
            Cash and cash equivalents                                           $ 6,694,089             $ 6,694,089
            Interest-bearing time deposits                                          298,000                 298,000
            Trading securities                                                      708,438                 708,438
            Securities available for sale                                        22,779,280              22,779,280
            Securities held to maturity                                           2,004,288               2,006,000
            Loans, net                                                           95,737,191              96,186,000
            Loans held for sale                                                   4,297,092               4,346,000
            Federal Home Loan Bank stock                                          1,475,000               1,475,000
            Accrued interest receivable                                             632,043                 632,043

      Financial liabilities
            Deposits                                                             91,028,072              90,940,900
            Federal Home Loan Bank borrowings                                    19,000,000              19,000,000
            Accrued interest payable                                                156,946                 156,946
            Advance payments by borrowers for taxes and insurance                   459,391                 459,391


DIRECTORS                                                     EXECUTIVE OFFICERS

George A. Jackoboice, Chairman of the Board;                  Paul W. Sydloski, President,
   President and 25% owner of Monarch                            Chief Executive Officer
   Hydraulics, Inc.                                           Kevin A. Twardy, Vice President,
Carl A. Rossi, Treasurer; President of                           Chief Financial Officer
   Kentwater Land Co.                                         James A. Koessel, Vice President,
Paul W. Sydloski, President, Chief Executive Officer             Chief Lending Officer
Jacob Haisma, Owner of Jacob Haisma Builders, Inc.            Laurie S. Adams, Director of
Thomas D. DeYoung, Owner and President                           Retail Banking
   of DeYoung and Associates
Robert J. Stephan, President, Chief Executive Officer
   and 91% owner of BeneComp, Inc.
Richard L. Bishop, President, Treasurer and 50%               TRANSFER AGENT
   owner of Jurgens & Holtvluwer Men's Store, Inc.            Registrar and Transfer Company
John H. Zwarensteyn, President, Chief Executive               10 Commerce Drive
   Officer and owner of Gemini Corporation                    Cranford, N.J. 07016

LEGAL COUNSEL                                                 INDEPENDENT AUDITORS
Elias, Matz, Tiernan and Herrick L.L.P.                       Crowe, Chizek & Company
Suite 1200                                                    400 Riverfront Plaza Building
734 15th Street, N.W.                                         55 Campau, N.W.
Washington, D.C.  20005                                       Grand Rapids, MI 49502

CORPORATE HEADQUARTERS
2185 Three Mile Road, N.W.
Grand Rapids, MI 49544


STOCK INFORMATION
Bank West Financial Corporation is traded on the Nasdaq National Market under the symbol of "BWFC." Total shares outstanding as of June 30, 1996 were 2,199,575. The high and low bid quotations for the common stock as reported on the Nasdaq, as well as dividends declared per share, were as follows:

Quarter Ended                    High              Low             Dividends

June 30, 1995                   $9.750           $8.500              $ --
September 30, 1995              10.250            8.750               .07
December 31, 1995               11.000            9.625               .07
March 31, 1996                  10.500            9.625               .07
June 30, 1996                   11.125            8.875               .07

The information set forth in the table above was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. As of September 4, 1996, the Company had approximately 670 shareholders of record and 1,981,475 shares of common stock outstanding.

INVESTOR INFORMATION
A copy of Bank West Financial Corporation's Annual Report on Form 10-K and a list of the exhibits thereto, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Kevin Twardy, Chief Financial Officer, Bank West Financial Corporation, 2185 Three Mile Road, N.W., Grand Rapids, MI 49544, or by calling (616) 785-3400.