Form 10-K, Exhibit 13
period 1997-06-30
BANK WEST FINANCIAL CORP
filed 1997-09-29
CIK 934598

BANK WEST FINANCIAL CORPORATION

                               1997 ANNUAL REPORT

Table of Contents


Section 1

   Letter to Shareholders                                                    1
   Selected Consolidated Financial Data                                      2
   Management's Discussion and Analysis of Financial
      Condition and Results of Operations.                                   3

Section 2

   Report of Independent Auditors                                           15

   Consolidated Financial Statements
   Consolidated Balance Sheets                                              16
   Consolidated Statements of Income                                        17
   Consolidated Statements of Changes
       in Shareholders' Equity                                              18
   Consolidated Statements of Cash Flows                                    20
   Notes to Consolidated Financial Statements                               22


Annual Meeting

   The Annual Meeting of Stockholders is scheduled for Wednesday, October 29, 1997 at 10:00 a.m., at the Grand Rapids Elks Lodge, located at 2715 Leonard Street, N.W., Grand Rapids, Michigan.

Letter to Shareholders

Dear Fellow Shareholders:

   It is with pride, satisfaction and optimism that I present the third annual report of Bank West Financial Corporation, for your review.

   Fiscal '97 was a year of putting in place additional building blocks and keeping us focused on accomplishing our strategic goals. We have built the foundation for the future by expanding our Consumer Lending, Retail Banking, Small Business Services and Mortgage Lending departments. The addition of highly skilled staff members has strengthened these core businesses, and we are optimistic about the future. In addition, we overcame the government mandated Savings Association Insurance Fund ("SAIF") one-time assessment and once again proved that Bank West's long-range plan is working.

   In order for a building block strategy to work, a successful strategic planning process must be utilized. Last year we included the entire staff in the planning. This provided experience and understanding. This year the entire process was modified and improved, bringing staff involvement to a higher level and giving management the ability to better communicate the process throughout the Bank. The results of these efforts are reflected in the net income for fiscal '97 which was $1.3 million (without the one-time $364,000, net of tax SAIF assessment). This compared favorably to $1.2 million for fiscal '96. The same criteria shows earnings per share of $.73 for fiscal '97 compared to $.57 for fiscal '96.

   The earnings per share has also been enhanced due to our continuing aggressive stock repurchase program. During fiscal 1997, we repurchased over 20% of our outstanding common stock at an average cost of $11.64 per share. These repurchases are consistent with our ongoing capital management strategy and had the effect of increasing both our book value per share and our earnings per share. We will continue to use this option as long as it makes good economic sense.

   Your Board of Directors is committed to enhancing shareholder value by continuing to grow the Bank, increase our net income and increase our returns to shareholders. Counting dividends, our original shareholders have seen the value of their investment increase by over 130% in less than 2 1/2 years. We recently increased our quarterly dividends, and we continue to make substantial progress toward our strategic goals. In addition, we opened our third branch office in fiscal 1997, and our deposits increased by 13.0% during the year. We continue to take steps to leverage our capital and meet our strategic goals.

   Each member of your Board of Directors has a substantial financial stake in the Company's future and a strong incentive to maximize stockholder value. The interests of our Board of Directors are similar to those of all of our stockholders, and the Board of Directors is well aware of its fiduciary duties to stockholders.

   We are proud to have Harry E. Mika, who is the largest individual shareholder in the Company, join our slate of nominees for election as a director. As described in more detail in our proxy materials, Mr. Mika was previously a director and senior officer of other local financial institutions, including MetroBank in Grand Rapids and Ameribank in Muskegon, Michigan, prior to such companies being sold. Mr. Mika remains active in the local community and is very familiar with the Company's market area. We believe Mr. Mika will be a valuable addition to the Board of Directors if elected.

   Fiscal '98 promises to be another exciting and challenging year. One project involves the charter conversion to a State Savings Bank, which will reduce our costs. Michigan currently has 26 Savings Banks with over $20 billion in assets. With Bank West being structured as a community bank, a state charter option is most appropriate. We will also create a non-conforming mortgage loan company to allow us to meet the needs of mortgage customers who do not fit exactly the conforming market guidelines. This will provide additional products for both our customers and our correspondent financial institution relationships. We will be able to offer these services without the risk normally associated with non-conforming loans, since these loans will be sold to institutional investors. These two projects should provide positive contributions to earnings per share, keep us focused on our long range strategic plan, help expand our market area and allow us to continue to refine our financial service products.

   Finally, I want to thank all of you for your support and confidence and for once again making the past year a successful one for all Bank West shareholders, customers, employees, directors and officers.

            Sincerely,

         /s/Paul W. Sydloski

            Paul W. Sydloski
            President/CEO

Selected Consolidated Financial Data

                  (Dollars in thousands except per share data)

                                                      1997       1996        1995         1994       1993
---------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Net interest income                                  $ 4,279     $ 4,158     $ 3,185     $ 2,861    $ 2,187
Provision for loan losses                                 60          60          21          25         13
Other income                                           1,554       1,202         270         226        260
One-time special SAIF assessment                         551        --          --          --         --
Other expenses                                         3,821       3,469       2,352       2,045      1,181
Income taxes                                             478         622         366         337        413
Cumulative effect of change in
   accounting for income taxes                          --          --          --          --         (151)
Net income                                               923       1,208         716         680        689

Balance Sheet Data
Total assets                                        $155,675    $137,982    $139,648    $106,594    $96,761
Cash and cash equivalents                              3,673       6,694       4,595       4,923      3,388
Securities                                             3,978       7,422      11,405       4,029      4,042
Mortgage collateralized securities                    25,578      17,341      18,355       3,440      2,378
Loans, net                                           111,530      95,737      95,836      91,329     78,610
Loans held for sale                                    2,231       4,297       2,746       1,282      3,250
Deposits                                             102,862      91,028      85,180      89,960     84,127
FHLB advances                                         29,000      19,000      24,922       5,000      2,000
Equity                                                22,592      26,810      28,171      10,844     10,541

Per Share Data
Earnings per share(1)                                  $ .52       $ .57       $ .10        --         --
Dividends per share                                      .28         .28        --          --         --
Book value per share                                   12.88       12.19       12.17        --         --

Ratios
Average yield on interest-earning assets                7.61%      7.52%        6.97%       6.55%      7.24%
Average rate on interest-bearing liabilities            5.15       5.37         4.76        4.12       4.48
Average interest spread                                 2.46       2.15         2.21        2.43       2.76
Net interest margin                                     3.12       3.10         2.83        2.86       3.24
Return on average assets(2)                              .64        .87          .62         .67        .76
Return on average equity(2)                             3.89       4.38         4.34        6.38       6.90
Efficiency ratio                                       74.89      68.56        69.56       63.85      50.76
Dividend pay-out ratio                                 53.85      49.12          --          --          --
Average equity to average assets                       16.42      19.77        14.46       10.57      11.01
Non-performing loans as a % of loans, net                .37        .04          .15         .04        .33

(1) Earnings per share for the year ended June 30, 1995 was computed by dividing net income subsequent to the conversion on March 30, 1995 by the weighted average number of shares outstanding subsequent to March 30, 1995.

(2) When excluding the impact of the government mandated one-time Savings Association Insurance Fund assessment of $364,000, net of tax, or $0.21 per share, Return on Average Assets (ROA) equalled .89% and Return on Average Equity
(ROE) equalled 5.43%.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

   The following sections are designed to provide a more detailed discussion of Bank West Financial Corporation's (the "Company's") financial condition and results of operations as well as provide additional information on the Company's asset/liability management strategies, sources of liquidity and capital resources. Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained herein. This discussion provides information about the consolidated financial condition and results of operations of the Company and its wholly owned subsidiary, Bank West, F.S.B. (the "Bank" or "Bank West").

   This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which Bank West operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which Bank West has no control); and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

General

   Bank West Financial Corporation is the holding company for Bank West, F.S.B., a federal savings bank. Substantially all of the Company's assets are currently held in, and its operations are conducted through, its sole subsidiary Bank West. In addition, equity securities trading portfolio activities are conducted at the holding company. The Company's business consists primarily of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank (FHLB) advances, to make loans for the purchase and construction of residential properties. The Company also originates commercial loans, home equity loans and various types of consumer loans.

   The Company's operations and profitability are subject to changes in interest rates, applicable regulations and general economic conditions, as well as other factors beyond the Company's control. The profitability of Bank West depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans and securities, and interest expense on interest-bearing deposits and FHLB borrowings. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Bank's profitability also is dependent on the level of its other income, including gains on sale of loans in connection with its mortgage banking activities, gains (losses) on the sale or trading of securities, and fees and service charges. During fiscal 1997, 1996 and 1995, the sum of net interest income after provisions for loan losses and total other income amounted to $5.8 million, $5.3 million, and $3.4 million, respectively.

   The Company's net income was $923,000, $1,208,000 and $680,000 for fiscal 1997, 1996 and 1995, respectively. The decrease in fiscal 1997 was primarily due to a $364,000, net of tax or $0.21 per share government mandated one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). See Note 7 to consolidated financial statements for additional information. In addition, net interest income increased by $121,000 and other income increased by $352,000. These amounts were partially offset by an increase in other expenses (excluding the SAIF assessment) by $351,000. See "Comparison of Year Ended June 30, 1997 and Year Ended June 30, 1996" section for additional information.

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

   The Bank attempts to manage its interest rate risk by maintaining a high percentage of its assets in adjustable-rate loans and mortgage collateralized securities. The interest rate on its adjustable rate mortgage loans ("ARMs"), however, adjusts no more frequently than once a year, with the amount of the change subject to annual limitations, whereas the interest rates on most deposits can change more frequently and are not subject to annual limitations. During fiscal 1997, the Bank increased the ratio of interest-sensitive assets to interest-sensitive liabilities by increasing its percentage of assets in prime rate-based commercial, home equity and residential construction loans.

   Another way the Bank has increased the ratio of interest-sensitive assets to interest-sensitive liabilities is by selling most of the newly originated, fixed-rate mortgages, while originating various types of adjustable-rate loans for retention in the loan portfolio. At June 30, 1997, the Bank's ARMs amounted to $49.7 million or 32.0% of total assets while adjustable-rate mortgage-backed securities (including collateralized mortgage obligations) amounted to $24.8 million or 15.9% of total assets. It is anticipated that the Bank will retain a sufficient amount of newly originated ARMs and other adjustable-rate loans to offset loan prepayments and repayments.

   On the liability side of the balance sheet, management has continued to pursue increasing its non-interest bearing or low-interest deposit products and has maintained competitive pricing on longer-term certificates of deposit. The Bank also uses FHLB advances as a funding source when it is more cost effective than alternative funding sources.

   Management presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Bank's equity and the level of net interest income on a quarterly basis, in an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors. The Office of Thrift Supervision ("OTS") adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change when calculating regulatory capital ratios. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The effective date of the rule has been postponed by the OTS until further notice. The following table presents effects of changes in interest rates on the Bank's NPV as of June 30, 1997, as calculated by the OTS, based on information provided to the OTS by the Bank.

                                                                                                Change in
       Change in                                                             NPV as % of       NPV as % of
    Interest Rates                                                            Portfolio         Portfolio
    in Basis Points                   Net Portfolio Value                       Value             Value
------------------------------------------------------------------------------------------------------------
     (Rate Shock)          Amount          $Change           %Change          of Assets        of Assets(1)
------------------------------------------------------------------------------------------------------------
                                    (Dollars in Thousands)
          400             $14,706          $(7,969)            (35)%            10.2%             (5.1)%
          300              17,073           (5,602)            (25)             11.6              (3.6)
          200              19,286           (3,389)            (15)             12.9              (2.2)
          100              21,190           (1,485)             (7)             13.9              (1.0)
       Static              22,675             --                --              14.6                --
         (100)             23,360              685               3              14.9                .4
         (200)             23,753            1,078               5              15.0                .7
         (300)             24,333            1,657               7              15.3               1.1
         (400)             25,189            2,513              11              15.6               1.6

(1) Based on the portfolio value of the Bank's assets assuming no change in interest rates.

   The following table shows the effects of changes in interest rates on the Bank's NPV as of June 30, 1996, as calculated by the OTS:

       Change in                                                             NPV as % of       NPV as % of
    Interest Rates                                                            Portfolio         Portfolio
    in Basis Points                   Net Portfolio Value                       Value             Value
------------------------------------------------------------------------------------------------------------
     (Rate Shock)          Amount          $Change           %Change          of Assets        of Assets(1)
------------------------------------------------------------------------------------------------------------
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

   As shown by the tables above, increases in interest rates will result in net decreases in the Bank's net portfolio value, while decreases in interest rates will result in smaller net increases in the Bank's net portfolio value. The tables reflect the Bank's net portfolio value decreasing by 2.2% and 2.9% as of June 30, 1997 and June 30, 1996, respectively, if interest rates increase by 200 basis points. As a result, the Bank would have been required to make a $155,000 and $600,000 deduction from total capital as of June 30, 1997 and 1996, respectively, for purposes of calculating the Bank's risk-based capital requirement if such capital deduction was currently required.

   Management continually works to achieve a neutral position regarding interest rate risk. During fiscal 1997, the Bank placed greater emphasis on reducing the duration of its interest-earning assets by originating short-term balloons, consumer and commercial loans. In addition, the Bank has placed greater emphasis on increasing the percentage of adjustable-rate assets to total interest-earning assets to better match its interest-bearing liabilities.

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

Changes in Financial Condition

   Assets. Total assets increased by $17.7 million or 12.8% from June 30, 1996 to June 30, 1997. The increase is primarily due to a $15.8 million increase in loans as greater emphasis was placed on originating residential construction, home equity, commercial and consumer loans for portfolio instead of concentrating primarily on residential mortgage banking activities. The additional emphasis on adding the aforementioned loan types to portfolio during fiscal 1997 was due to increased competitiveness in the residential mortgage banking business resulting in lower volume of residential loan originations and reduced gains on the sale of loans. Management expects continued growth in the construction, home equity, commercial and consumer loan portfolios during fiscal 1998.

   The Bank's mortgage banking activities consist of selling newly originated and purchased loans into the secondary market. Total loans sold amounted to $32.9 million, $45.8 million and $14.4 million in fiscal 1997, 1996 and 1995, respectively. Loans held for sale amounted to $2.2 million, $4.3 million and $2.7 million at June 30, 1997, 1996 and 1995, respectively. The dollar amount of loans sold and loans held for sale decreased in fiscal 1997 due to lower refinancing volume as a result of higher prevailing market interest rates compared to the prior fiscal year as well as increased market competition. The majority of loans originated and purchased for resale have been 30-year fixed rate loans. The Bank is continuing to search for ways to increase mortgage banking volume in fiscal 1998.

   Mortgage-backed securities and collateralized mortgage obligations increased from $17.3 million at June 30, 1996 to $25.6 million at June 30, 1997. During fiscal 1997, the Bank purchased adjustable-rate collateralized mortgage obligations which is consistent with the Bank's strategy of increasing the ratio of interest-sensitive assets to interest-sensitive liabilities. During fiscal 1996, mortgage-backed securities and collateralized mortgage obligations with a carrying value and fair value of $14.5 million were transferred from securities classified as held to maturity to a securities available for sale classification.

   Other securities primarily consisting of U.S. agency securities and corporate bonds decreased from $7.4 million at June 30, 1996 to $4.0 million at June 30, 1997. The decrease is primarily due to the use of proceeds from sold or called securities to fund higher yielding loans for portfolio instead of reinvesting the proceeds in other securities. The Bank expects additional growth in its consumer and commercial loan portfolios during fiscal 1998 which may be funded by the sale of securities.

   Cash and cash equivalents decreased from $6.7 million at June 30, 1996 to $3.7 million at June 30, 1997. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The Bank's regulatory liquidity ratio amounted to 9.0% at June 30, 1997.

   The Bank's nonperforming assets totalled $437,000 or .28% of total assets at June 30, 1997, compared to $43,000 or .03% of total assets at June 30, 1996. The Bank sold real estate owned at a net gain of $210 and $4,800 during fiscal 1997 and 1996, respectively. The Bank had no net charge-offs during fiscal 1997 and net charge-offs totaling $2,138 during fiscal 1996. The Bank's low nonperforming assets are primarily due to the Bank's conservative underwriting criteria. The recent increase in nonperforming assets was attributable to construction mortgage loans with two home builders. However, due to the Bank's low loan-to-value ratio of these loans, no portion of the allowance for loan losses was allocated to these loans as well as to any other specific loan. At June 30, 1997, $102.3 million or 86.1% of the Bank's total loan portfolio (excluding loans held for sale) was collateralized by first liens on one-to four-family residences.

   Liabilities. Total deposits increased $11.8 million or 13.0% from June 30, 1996 to June 30, 1997. The increase in total deposits was primarily attributable to growth in certificates of deposit of $9.2 million, or 13.5%, and to growth in non-interest bearing deposits of $1.6 million or 69.6%. Certificates of deposit accounted for approximately 75% of total deposits both at June 30, 1997 and 1996. At June 30, 1997, $55.0 million or 70.8% of the total certificates of deposit mature in one year or less, and $14.1 million or 18.2% of the total certificates of deposit had balances of $100,000 or more. The increase in deposits was achieved through the opening of the Bank's new main office/branch and third branch office as well as increased efforts to attract commercial deposit accounts. In addition, the Bank has attracted and retained certificate of deposit accounts by offering competitive interest rates.

   When deposit growth does not match the growth of assets, other funding sources such as FHLB advances are utilized. During fiscal 1997, the Bank increased FHLB advances by $10 million since loan growth and the proceeds utilized for the Company's stock repurchase program exceeded deposit growth. During fiscal 1996 the Bank reduced FHLB advances by $5.9 million with excess liquidity generated from deposit growth. The advances have generally been used to fund the Bank's mortgage banking activities.

   Shareholders' Equity. Shareholders' equity amounted to $22.6 million or 14.5% of total assets at June 30, 1997 compared to $26.8 million or 19.4% of total assets at June 30, 1996. The Company's trend of profitability continued in fiscal 1997 with the Company earning $923,000. During fiscal 1997, the Company repurchased 446,100 shares, or 20.3% of its common stock at a cost of $5.2 million and paid cash dividends of $507,000. The repurchased shares contributed to the increase in book value per share and earnings per share.

   The cost of shares issued to the Company's Employee Stock Ownership Plan ("ESOP") but not yet allocated to participants totaling $1.0 million is presented in the consolidated balance sheet as a reduction of shareholders' equity. The unamortized unearned compensation value of the Company's MRPs also is shown as a reduction of shareholders' equity.

   In accordance with SFAS No. 115, which the Bank adopted effective June 30, 1994, the Company's securities classified as available for sale are carried at market value, with unrealized gains or losses reported as a separate component of shareholders' equity, net of federal income taxes. At June 30, 1997, the net unrealized gain was $13,000, while at June 30, 1996, the net unrealized loss was $207,000.

Results of Operations

   While the Company's net income continues to be primarily dependent upon net interest income and fee income, the Company's net income in recent years has been affected by gains on the sale of loans in connection with its mortgage banking activities, gains (losses) on the sale or trading of securities and other miscellaneous other income. Other than the gains on mortgage banking activities, the Company does not consider these items to be of a recurring nature or part of the Company's "core" earnings.

   Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis because the Bank's holdings of tax-exempt securities were not material. All average balances are based on month end balances.

                                             Year Ended June 30,            Year Ended June 30,           Year Ended June 30,
                                                    1997                           1996                          1995
------------------------------------------------------------------------------------------------------------------------------------
                                                            Average                       Average                       Average
                                       Average              Yield/    Average             Yield/     Average            Yield/
                                       Balance   Interest   Rate(1)   Balance   Interest   Rate      Balance   Interest  Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(2)                 $103,324    $ 8,206    7.94%   $100,350   $ 7,902     7.87%   $ 97,031    $6,882    7.09%
  Securities                             5,540        387    6.99       7,987       509     6.37       6,006       356    5.93
  Mortgage-backed securities(3)         23,061      1,520    6.59      18,790     1,231     6.55       4,621       316    6.84
  Interest-bearing deposits              3,633        199    5.48       5,476       326     5.95       3,910       229    5.86
  FHLB stock                             1,483        116    7.81       1,475       120     8.14         954        65    6.81
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets      137,041     10,428    7.61     134,078    10,088     7.52     112,522     7,848    6.97
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets               7,419                          5,410                          3,287
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                      $144,460                       $139,488                       $115,809
====================================================================================================================================
Interest-bearing liabilities:
  NOWaccounts and MMDAs              $   6,260        106    1.69    $  4,711       104     2.21    $  4,511       162    3.59
  Passbook and statement savings        17,247        623    3.61      16,930       617     3.64      17,700       606    3.42
  Certificates of deposit               73,465      4,195    5.71      66,532     3,884     5.84      64,968     3,298    5.08
  Short-term FHLB advances              11,433        620    5.42       7,361       438     5.95       9,109       500    5.49
  Long-term FHLB advances               11,000        605    5.50      14,875       887     5.96       1,650        97    5.88
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing
      liabilities                      119,405      6,149    5.15     110,409     5,930     5.37      97,938     4,663    4.76
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities          1,340                          1,504                          1,125
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                  120,745                        111,913                         99,063
Stockholders' equity                    23,715                         27,575                         16,746
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity            $144,460                       $139,488                       $115,809
====================================================================================================================================
Net interest income; average
  interest rate spread                            $ 4,279    2.46%               $4,158     2.15%               $3,185    2.21%
====================================================================================================================================
Net interest margin(4)                                       3.12%                          3.10%                         2.83%
====================================================================================================================================
Average interest-earning assets to
  average interest-bearing liabilities                     114.77%                        121.44%                       114.89%
====================================================================================================================================

(1) At June 30, 1997, the weighted average yields earned and rates paid were as follows: loans receivable, 8.12%; securities, 6.34%; mortgage-backed securities, 7.09%; interest-bearing deposits, 5.51%; FHLB stock, 7.85%; total interest-earning assets, 7.84%; deposits, 5.15%; FHLB advances, 5.84%; total interest-bearing liabilities, 5.30%; and interest spread, 2.54%.

(2) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(3)      Includes collateralized mortgage obligations.

(4) Net interest margin equals net interest income divided by average interest-earning assets.

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

                                                Year Ended                              Year Ended
                                               June 30, 1997                           June 30, 1996
                                                    vs.                                     vs.
                                                Year Ended                          Twelve Months Ended
                                               June 30, 1996                           June 30, 1995
---------------------------------------------------------------------------------------------------------------------------
                                                 Increase                                Increase
                                                (Decrease)                              (Decrease)
                                                  Due to                                  Due to
---------------------------------------------------------------------------------------------------------------------------
                                                               Total                                 Total
                                                             Increase                              Increase
                                       Rate      Volume     (Decrease)        Rate     Volume     (Decrease)
---------------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands)
Interest income:
  Loans receivable                     $70        $234          $304          $778       $ 242      $1,020
  Securities                            46        (168)         (122)           28         125         153
  Mortgage-backed securities             8         281           289           (14)        929         915
  Interest-bearing deposits            (24)       (103)         (127)            4          93          97
  FHLB stock                            (5)          1            (4)           13          42          55
---------------------------------------------------------------------------------------------------------------------------

   Total interest income                95         245           340           809       1,431       2,240
---------------------------------------------------------------------------------------------------------------------------

Interest expense:
  Deposits                            (127)        446           319           492          47         539
  FHLB advances                       (112)         12          (100)           47         681         728
---------------------------------------------------------------------------------------------------------------------------

  Total interest expense              (239)        458           219           539         728       1,267
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in net
   interest income                    $334       $(213)         $121          $270       $ 703      $  973
===========================================================================================================================

Comparison of Year Ended June 30, 1997 and Year Ended June 30, 1996

   Net Income. The Company's net income decreased by $285,000 or 23.6% in fiscal 1997 from fiscal 1996. The decrease in fiscal 1997 was primarily due to a $364,000, net of tax or $0.21 per share government mandated one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). See
Note 7 to consolidated financial statements for additional information. In addition, net interest income increased by $121,000 and other income increased by $352,000. These amounts were largely offset by an increase in other expenses (excluding the SAIF assessment) by $351,000.

   Net Interest Income. The $121,000 or 2.9% increase in net interest income in fiscal 1997 was primarily due to a $3.0 million or 3.0% increase in the average
loan   portfolio   and  a  $4.3  million  or  22.7%   increase  in  the
average collateralized mortgage obligation portfolio. In addition, the Company's average interest spread increased from 2.15% to 2.46%. The average interest spread increased as a result of an increase in the average yield on interest-earning assets, primarily loans as well as a decline in the average cost of interest-bearing liabilities both in deposits and FHLB advances. These amounts were partially offset by a $9.0 million or 8.1% increase in average interest-bearing liabilities. During fiscal 1998, the Bank expects a positive impact on its average interest spread as a result of the anticipated growth of its loan portfolio. In addition, the Bank intends to continue its efforts in attracting lower costing deposits.

   Interest Income. Total interest income increased by $340,000 or 3.4% in fiscal 1997 compared to fiscal 1996. The increase was primarily due to a $3.0 million or 3.0% increase in the average loan portfolio and a $4.3 million or 22.7% increase in the average collateralized mortgage obligation portfolio. The interest on loans also increased due to the average yield increasing from 7.87% in fiscal 1996 to 7.94% in fiscal 1997 resulting in a $70,000 or .9% increase in interest on loans (before giving effect to the increase in the average balance) as adjustable-rate loans repriced higher to reflect the higher prevailing market interest rates during fiscal 1997 as well as the growth in the commercial and consumer loan portfolios. These amounts were partially offset by a decline in interest on securities and other interest-earning deposits by $122,000 and $127,000, respectively, as the proceeds from sold or called securities and other available liquidity were utilized to fund loans instead of investing the proceeds in securities.

   Interest Expense. Total interest expense increased by $219,000 or 3.7% in fiscal 1997 compared to fiscal 1996, primarily due to an increase in the average deposit balance by $8.8 million or 10.0%. This amount was partially offset by a decrease in the average cost of deposits from 5.22% in fiscal 1996 to 5.08% in fiscal 1997.

   Interest on FHLB advances decreased by $100,000 or 7.5% in fiscal 1997 from fiscal 1996, as the average rate paid decreased to 5.46% in fiscal 1997 from 5.96% in fiscal 1996. FHLB advances have primarily been used in addition to deposits to fund loan originations for the Bank's loan portfolio as well as to purchase adjustable-rate collateralized mortgage obligations.

   Provision for Loan Losses. The provision for loan losses did not change when comparing fiscal 1996 to fiscal 1997. The allowance for loan losses totalled $226,000, which represented .19% of the total loan portfolio and 54.2% of nonperforming loans at June 30, 1997. The nonperforming loans at June 30, 1997 were comprised of one- to four-family mortgage loans and construction loans. Management believes these loans are adequately collateralized. Accordingly, no specific reserves have been assigned to these loans.

   Because of the stability of the loan portfolio's credit quality, management budgets a provision for the entire year, and, on a quarterly basis, reviews this amount to determine if any change in the amount of the provision is necessary. For fiscal 1997, management determined that no change in the amount of the quarterly provision was necessary as a result of the dollar amount and types of loans added to the portfolio during the fiscal year. Management believes that the allowance is adequate to cover losses that are probable and reasonably estimable based on past loss experience, general economic conditions, information about specific borrower situations, and other factors and estimates which are subject to change over time. Management expects the provision for loan losses to increase in the next fiscal year as general reserves continue to be provided to correspond with the anticipated growth in commercial and consumer loans.

   Total Other Income. Total other income increased by $352,000 or 29.3% in fiscal 1997 from fiscal 1996, primarily due to a $365,000 improvement in the results of trading equity securities and a $117,000 increase in fees and service charges. These amounts were partially offset by a $118,000 decrease in gain on sale of loans. The equity securities trading portfolio is comprised of equity investments in financial institutions. Although to date the Company's equity trading strategy has been successful, there is no guarantee that future results will equal the current fiscal year's performance. The unrealized gain recognized on securities classified as trading was $131,000 at June 30, 1997.

   Gain on the sale of loans decreased by $118,000 or 19.1% due to a decline in loans sold by $12.9 million as a result of lower refinancing volume from higher prevailing market interest rates compared to the prior fiscal year as well as increased market competition. However, the decline in gain on the sale of loans was offset by an increase in fee and service charge income by $117,000 or 58.4%, which was primarily related to new loan programs both at the retail level and with correspondent financial institutions. In an effort to offset the financial statement impact of lower mortgage banking volume, management placed greater emphasis on originating residential construction, home equity, commercial and consumer loans for portfolio. The Company expects to continue to search for ways to expand its mortgage banking activities during fiscal 1998 as well as to continue to add non-mortgage loans to the loan portfolio.

   Total Other Expenses. Total other expenses increased by $903,000 or 26.0% in fiscal 1997 from fiscal 1996, primarily due to a government mandated special assessment to recapitalize the SAIF, which is administered by the FDIC. The FDIC notified the Bank that the Bank's special assessment was $551,000 on a pretax basis. See Note 7 to consolidated financial statements for additional information. In addition, compensation and benefits increased by $407,000 or 22.3% which was primarily due to hiring individuals to support the growth in the mortgage banking, consumer and commercial loans departments. In addition, the Employee Stock Ownership Plan and Management Recognition Plans expenses were higher by $26,000 and $51,000 for fiscal 1997, respectively compared to fiscal 1996. Also, occupancy expense was $60,000 higher during fiscal 1997 compared to fiscal 1996 due to the opening of the Bank's third branch location. These amounts were partially offset by a decrease in professional fees of $83,000 or 30.5% due to a reduction in consulting fees related to one-time projects.

   Federal Income Tax Expense. Federal income tax expense decreased by $143,000 or 23.0% in fiscal 1997 from fiscal 1996, due to a decline in pretax income.

Comparison of Year Ended June 30, 1996 and Year Ended June 30, 1995

   Net Income. The Company's net income increased by $492,000 or 68.7% in fiscal 1996 from fiscal 1995. The increase in fiscal 1996 was primarily due to a $973,000 increase in net interest income, a $480,000 increase in gain on the sale of loans and a $358,000 increase on the sale of securities. These factors were partially offset by a $1.1 million or 47.5% increase in total other expenses.

   Net Interest Income. The $973,000 or 30.5% increase in net interest income in fiscal 1996 was primarily due to a $3.3 million or 3.4% increase in the average loan portfolio and a $14.2 million or 306.6% increase in the average mortgage-backed securities (including collateralized mortgage obligation) portfolio. These amounts were partially offset by a $12.5 million or 12.7% increase in average interest-bearing liabilities and a decline in the average interest rate spread from 2.21% in fiscal 1995 to 2.15% in fiscal 1996. The average spread declined as a result of the increases in interest rates during the second half of fiscal 1996 which caused deposits to reprice faster than adjustable-rate assets.

   Interest Income. Total interest income increased by $2.2 million or 28.5% in fiscal 1996 compared to fiscal 1995. The increase was primarily due to an increase in the average mortgage-backed securities portfolio (including collateralized mortgage obligations) of $14.2 million or 306.6% resulting in a $929,000 or 294.0% increase in interest income (before giving effect to a slight decrease in the average yield). In addition, the average loan portfolio increased $3.3 million or 3.4% resulting in a $242,000 or 3.5% increase in interest on loans (before giving effect to an increase in the average yield). The increase in the average mortgage-backed securities portfolio was due to the purchase of adjustable-rate mortgage-backed securities and collateralized mortgage obligations which were funded by variable-rate FHLB advances. The increase in the average loan portfolio was primarily due to the total loan originations exceeding total loans sold and repaid during fiscal
1996. Loan originations also were supplemented by the purchase of $1.9 million of one- to four-family residential loans. The interest on loans also increased due to the average yield increasing from 7.09% in fiscal 1995 to 7.87% in fiscal 1996 resulting in a $778,000 or 11.3% increase in interest on loans (before giving effect to the increase in the average balance) as adjustable-rate loans repriced higher to reflect the higher prevailing market interest rates during fiscal 1996 as well as the growth in the commercial and consumer loan portfolios.

   Interest on securities increased by $153,000 or 43.0% in fiscal 1996 over fiscal 1995 as the average balance increased by $2.0 million due to additional purchases of securities during the fiscal year with part of the proceeds of the common stock offering. The higher interest income also was attributable to an increase in the average yield from 5.93% in fiscal 1995 to 6.37% in fiscal 1996. Dividends on FHLB stock increased by $55,000 or 84.6% due an increase in the average yield from 6.81% in fiscal 1995 to 8.14% in fiscal 1996 as well as an increase in the average balance of $521,000 or 54.6%. Interest on interest-bearing deposits increased by $97,000 or 42.4% in fiscal 1996 primarily due to higher average balances from an increase in loan refinances and deposit growth.

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

   Total Other Income. Total other income increased by $932,000 or 345.2% in fiscal 1996 from fiscal 1995, primarily due to a $480,000 increase in gain on the sale of loans and a $366,000 increase in gain on the sale of securities. The increase in the gain on the sale of loans is due to an increase in sold loans from $14.4 million in fiscal 1995 to $45.8 million in fiscal 1996. Total loans serviced for FHLMC increased by $4.9 million or 20.6% from fiscal 1995 to fiscal 1996. The Bank sold the majority of its loans held for sale servicing released to private investors. The increase in the gain on the sale of securities is primarily the result of trading gains on its equity securities portfolio. This portfolio is comprised of equity investments in financial institutions. The unrealized loss recognized on securities classified as trading was $5,813 at June 30, 1996.

   Total Other Expenses. Total other expenses increased by $1.1 million or 47.5% in fiscal 1996 from fiscal 1995, primarily due to increases of $626,000 or 52.1% in compensation and benefits, $120,000 or 78.9% in professional fees and $190,000 or 135.7% in occupancy and furniture, fixtures and equipment expenses. The higher compensation expense was primarily due to hiring individuals to support the growth in the mortgage banking, consumer and commercial loans departments as well as hiring individuals to staff the new branch location. In addition, the Employee Stock Ownership Plan and Management Recognition Plans expenses were $164,000 and $99,000 for fiscal 1996, respectively, compared to $37,000 and none for fiscal 1995, respectively. The increase in professional fees was primarily due to additional consulting, legal and audit fees and the outsourcing of the internal audit and certain human resources functions. The increase in occupancy and furniture, fixtures and equipment expense is primarily due to the opening of the new main office building/branch during fiscal 1996.

   Federal Income Tax Expense. Federal income tax expense increased by $256,000 or 69.9% in fiscal 1996 from fiscal 1995, due to a 69.2% increase in pretax income.

Liquidity and Capital Resources

   The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 1997, the Bank's liquidity ratio was 9.0% or $5.5 million in excess of the minimum OTS requirement.

   Cash was generated by the Bank's operating activities during fiscal 1997, primarily as the result of net income and the proceeds from the sale of loans held for sale exceeded the amount of new loan originations and purchased for resale. During fiscal 1996 and 1995, net cash was utilized by the Bank's operating activities since loans originated and purchase for resale exceeded the proceeds received on loans held for sale. These amounts were partially offset by net income during each period.

   The primary investing activities of the Company are the origination of loans and the purchase of investment and mortgage-backed securities (including collateralized mortgage obligations), which are primarily funded by deposits, FHLB advances, the proceeds from repayments and prepayments on existing loans and the maturity or sale of investment and mortgage-backed securities. Net cash was utilized by investing activities in fiscal 1997 as loan originations and purchases exceeded loan repayments and purchases of securities exceeded the proceeds from the sale or maturity of securities. Net cash was provided by investing activities in fiscal 1996 primarily because loan repayments exceeded loan originations, the maturity of interest-bearing time deposits and principal payments on mortgage-backed securities. Investing activities used net cash in fiscal 1995 primarily because loan originations exceeded loan repayments. In addition, in fiscal 1995, the amount of investment and mortgage-backed securities purchased exceeded the amount sold by $22.7 million. These purchases were primarily funded by a combination of proceeds from the initial public offering and FHLB advances. Also in fiscal 1995, property and equipment expenditures totaled $2.7 million as a result of the construction of the new corporate headquarters and the remodeling of its branch facility.

   The primary financing activity consists of deposits, which increased in fiscal 1997 and 1996 and decreased in fiscal 1995. The decrease in fiscal 1995 was primarily due to depositors utilizing their deposits at the Bank to purchase common stock of the Company in the initial public offering. Financing activities also include FHLB advances, which increased in fiscal 1997 and 1995 in order to fund loan growth and security purchases. FHLB advances decreased in fiscal 1996 as deposit growth reduced the need for higher costing wholesale funds.

   At June 30, 1997, the Company had outstanding commitments to originate or purchase $2.8 million of loans. In addition, the Company had unused lines of credit totaling $6.2 million. At the same date, the total amount of certificates of deposit which were scheduled to mature in the following twelve months was $55.0 million. The Company believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits to the extent desired. If the Company requires funds beyond its internal funding capabilities, advances from the FHLB of Indianapolis are available as an additional source of funds.

   The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5%, 3.0% and 8.0%, respectively. At June 30, 1997, the Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 12.2%, 12.2% and 23.4%, respectively.

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

Recent Accounting and Regulatory Standards

   Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," provides authoritative guidance as to the accounting and financial reporting for transfers and servicing of financial assets and extinguishment of liabilities.
Example transactions covered by SFAS No. 125 include asset securitization, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement also requires measuring instruments that have a substantial prepayment risk at fair value, much like debt instruments classified as available for sale or trading. While SFAS No. 125 supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights," it only marginally modifies the accounting and disclosure requirements of SFAS No. 122. SFAS No. 125, as amended by SFAS No. 127, is expected to have no material impact on the Company's consolidated financial condition or results of operations.

   In March 1997, the FASB issued Statement No. 128, "Earnings Per Share," which is effective for financial statements beginning with year end 1997. SFAS No. 128 simplifies the calculation of earnings per share by replacing primary EPS with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings, such as stock options, warrants or other common stock equivalents. The Company expects SFAS No. 128 to have little impact on its earnings per share calculations in future years, other than changing terminology from primary EPS to basic EPS. All prior period data will be restated to conform with the new presentation.

Report of Independent Auditors


                                  CROWE CHIZEK



Shareholders and Board of Directors
Bank West Financial Corporation
Grand Rapids, Michigan

   We have audited the accompanying consolidated balance sheets of Bank West Financial Corporation (the "Company") as of June 30, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank West Financial Corporation as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                                /s/Crowe, Chizek and Company LLP

                                                   Crowe, Chizek and Company LLP

Grand Rapids, Michigan
August 15, 1997

Consolidated Balance Sheets
June 30, 1997 and 1996
                                                                         1997                 1996
ASSETS
  Cash and due from financial institutions                           $ 1,722,734         $ 1,571,662
  Interest-bearing deposits in financial institutions                  1,950,522           5,122,427
-----------------------------------------------------------------------------------------------------
      Total cash and cash equivalents                                  3,673,256           6,694,089

  Interest-bearing time deposits                                          99,000             298,000
  Trading securities                                                   2,921,251             708,438
  Securities available for sale (Note 3)                              25,550,974          22,779,280
  Securities held to maturity (fair value:
    1997 - $4,001,875; 1996 - $2,006,000) (Note 3)                     4,003,575           2,004,288
  Loans held for sale (Note 4)                                         2,231,151           4,297,092
  Loans, net (Note 5)                                                111,530,092          95,737,191
  Federal Home Loan Bank stock                                         1,550,000           1,475,000
  Premises and equipment - net (Note 6)                                3,128,158           3,106,972
  Accrued interest receivable                                            762,990             632,043
  Mortgage servicing rights (Note 4)                                     148,569             142,697
  Other assets                                                            76,175             107,216
-----------------------------------------------------------------------------------------------------
                                                                    $155,675,191        $137,982,306
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits (Note 7)                                                 $102,862,152        $ 91,028,072
  Federal Home Loan Bank borrowings (Note 8)                          29,000,000          19,000,000
  Accrued interest payable                                               202,217             156,946
  Advanced payments by borrowers for taxes and insurance                 491,710             459,391
  Deferred federal income tax (Note 9)                                   287,635             225,760
  Other liabilities                                                      239,168             301,691
-----------------------------------------------------------------------------------------------------
      Total liabilities                                              133,082,882         111,171,860

Consolidated Balance Sheets
June 30, 1997 and 1996
                                                                         1997                 1996
Commitments and Contingencies (Note 10)

Shareholders' equity (Notes 9, 12 and 13)
  Preferred stock, 5,000,000 shares
  authorized, none issued Common stock,
  $.01 par value; 10,000,000 shares authorized;
    1,753,475 and 2,199,575 issued at June 30, 1997
    and 1996 (Note 2)                                                     17,535              21,996
  Additional paid-in capital                                          11,432,798          16,542,107
  Retained earnings, substantially restricted (Notes 9 and 13)        12,647,112          12,231,242
  Net unrealized gain (loss) on securities available for sale,
    net of tax of ($6,548) in 1997 and $106,834 in 1996                   12,710            (207,387)
  Management Recognition Plan (unearned shares) (Note 12)               (513,398)           (643,464)
  Employee Stock Ownership Plan (unallocated shares)
    (Note 12)                                                         (1,004,448)         (1,134,048)
-----------------------------------------------------------------------------------------------------
                                                                      22,592,309          26,810,446
-----------------------------------------------------------------------------------------------------
                                                                    $155,675,191        $137,982,306
=====================================================================================================

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Years ended June 30, 1997, 1996 and 1995

                                                                   1997              1996             1995
Interest and dividend income
  Loans                                                        $ 8,206,364        $7,901,948       $6,882,198
  Securities                                                     1,907,129         1,739,792          671,728
  Other interest-earning deposits                                  199,210           325,796          229,097
  Dividends on Federal Home Loan Bank stock                        115,838           120,467           65,156
--------------------------------------------------------------------------------------------------------------
                                                                10,428,541        10,088,003        7,848,179
Interest expense
  Deposits                                                       4,924,144         4,605,347        4,065,586
  FHLB advances                                                  1,224,959         1,324,732          597,578
--------------------------------------------------------------------------------------------------------------

                                                                 6,149,103         5,930,079        4,663,164
--------------------------------------------------------------------------------------------------------------

Net interest income                                              4,279,438         4,157,924        3,185,015

Provision for loan losses (Note 5)                                  60,000            60,000           20,500
--------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses              4,219,438         4,097,924        3,164,515

Other income
  Net gain on sales of loans (Note 4)                              498,666           617,286          136,747
  Fees and service charges                                         317,286           200,330          104,580
  Net gain on trading securities                                   731,156           366,465               --
  Net gain (loss) on sales of securities
    available for sale                                                (285)           10,529           18,999
  Other income                                                       7,050             7,402            9,849
--------------------------------------------------------------------------------------------------------------

                                                                 1,553,873         1,202,012          270,175
Other expenses
  Compensation and benefits (Notes 11 and 12)                    2,234,337         1,827,177        1,200,931
  Federal deposit insurance expense                                121,246           196,397          205,209
  FDIC special assessment (Note 7)                                 550,556
  Professional fees                                                188,561           272,163          152,098
  Data processing expense                                          177,878           172,596          113,157
  Occupancy expense                                                266,457           206,058           76,878
  Furniture, fixtures and equipment expense                        137,249           124,366           63,317
  Advertising                                                      119,993            87,770          104,497
  Provision to adjust loans held for sale
    to lower of cost or market                                          --            22,039               --
  Other expense                                                    575,481           560,482          436,113
--------------------------------------------------------------------------------------------------------------

                                                                 4,371,758         3,469,048        2,352,200
--------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income
Years ended June 30, 1997, 1996 and 1995

                                                                   1997              1996             1995
Income before federal income tax expense                         1,401,553         1,830,888        1,082,490

Federal income tax expense (Note 9)                                478,724           622,400          366,478
--------------------------------------------------------------------------------------------------------------


Net income                                                    $    922,829        $1,208,488       $  716,012
==============================================================================================================

Earnings per common and common equivalent
  share subsequent to conversion (Note 1)                          $   .52            $  .57           $  .10
==============================================================================================================

Dividends per common share                                          $  .28               .28              N/A
==============================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Years ended June 30, 1997, 1996 and 1995
                                                                  Net Unrealized
                                                                    Gain (Loss)
                                        Additional                 on Securities  Unearned   Unallocated      Total
                              Common      Paid-in      Retained    Available for     MRP        ESOP      Shareholders'
                               Stock      Capital      Earnings  Sale (Net of Tax) Shares      Shares        Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1994                              $10,910,124     $(66,529)                            $10,843,595

Net income for the year
  ended June 30, 1995                                    716,012                                              716,012

Sale of 2,314,375 shares of
  common stock, net of
  conversion costs
  (Note 2, 12 and 14)         $23,144   $17,807,694                                         $(1,296,048)   16,534,790

Shares released under
  Employee Stock
  Ownership Plan (Note 12)                    5,063                                              32,400        37,463

Change in net unrealized
  gain (loss) on securities
  available for sale, net of
  tax of $20,210                                                       39,234                                  39,234
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995       23,144    17,812,757   11,626,136      (27,295)               (1,263,648)   28,171,094

Net income for the year
  ended June 30, 1996                                  1,208,488                                            1,208,488

Issuance of 92,575 shares of
  common stock for
  Management Recognition
  Plan (MRP) (Note 12)            926       741,658                              $(742,584)

Shares earned under MRP                                                             99,120                     99,120

Cash dividends of
  $.28 per share                                        (603,382)                                            (603,382)

Repurchase of 207,375 shares
  of stock                     (2,074)   (2,046,987)                                                       (2,049,061)

Shares committed to be
  released under Employee
  Stock Ownership Plan
  (Note 12)                                  34,679                                             129,600       164,279

Change in net unrealized
  gain (loss) on securities available
  for sale, net of tax of $92,775                                    (180,092)                               (180,092)
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Continued)
Years ended June 30, 1997, 1996 and 1995

                                                                  Net Unrealized
                                                                    Gain (Loss)
                                        Additional                 on Securities  Unearned   Unallocated      Total
                              Common      Paid-in      Retained    Available for     MRP        ESOP      Shareholders'
                               Stock      Capital      Earnings  Sale (Net of Tax) Shares      Shares        Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996      $21,996   $16,542,107  $12,231,242    $(207,387)   $(643,464) $(1,134,048)  $26,810,446

Net income for the year
  ended June 30, 1997                                    922,829                                              922,829

Net grant of 1,742 shares
  of common stock for MRP
  (Note 12)                                  19,852                                (19,852)

Shares earned under MRP
149,918                                                                            149,918

Cash dividends of
  $.28 per share                                        (506,959)                                            (506,959)

Repurchase of 446,100 shares
  of stock (Note 14)           (4,461)   (5,189,405)                                                       (5,193,866)

Shares committed to be
  released under Employee
  Stock Ownership Plan
  (Note 12)                                  60,244                                             129,600       189,844

Change in net unrealized
  gain (loss) on securities
  available for sale, net of
  tax of $113,383                                                     220,097                                 220,097
---------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997      $17,535   $11,432,798  $12,647,112    $  12,710    $(513,398) $(1,004,448)  $22,592,309
===========================================================================================================================

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended June 30, 1997, 1996 and 1995

                                                                   1997             1996              1995
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                   $   922,829       $ 1,208,488      $   716,012
  Adjustments to reconcile net income to
    net cash from operating activities
      Purchase of trading securities                            (5,428,775)       (2,224,537)              --
      Proceeds from sales of trading securities                  3,947,118         1,882,564               --
      Origination and purchase of mortgage
         loans for sale                                        (30,350,557)      (48,488,782)     (16,997,866)
      Proceeds from sales of mortgage loans                     32,915,164        45,798,332       14,382,754
      Net (gain) loss on sales of:
          Loans                                                   (498,666)         (617,286)        (136,747)
          Securities                                              (730,871)         (376,994)         (18,999)
          Real estate owned                                           (210)           (4,806)              --
      Depreciation                                                 192,495           179,742           62,718
      Amortization of premium, net                                  13,848           103,072           17,154
      ESOP expense                                                 189,844           164,279           37,463
      MRP expense                                                  149,918            99,120               --
      Loss on disposal of fixed assets                                  --             2,662               --
      Provision for loan losses                                     60,000            60,000           20,500
      Provision to adjust loans held for sale
        to lower of cost or market                                      --            22,039               --
      Change in:
          Deferred loan fees                                       (77,301)          (47,292)         (64,652)
          Other assets and accrued interest receivable             (85,866)          (15,373)        (532,741)
          Other liabilities and accrued interest payable           (36,442)         (144,282)         563,259
--------------------------------------------------------------------------------------------------------------
              Net cash from operating activities                 1,182,528        (2,399,054)      (1,951,145)

Cash flows from investing activities
  Purchase of FHLB stock                                           (75,000)               --         (635,200)
  Net (increase) decrease in interest-bearing
    time deposits                                                  199,000           989,000       (1,287,000)
  Loan originations, net of repayments                         (13,664,118)        3,696,997         (248,962)
  Loans purchased for portfolio                                 (2,156,750)       (1,921,400)      (3,016,261)
  Purchase of securities available for sale                    (14,725,895)      (21,217,480)      (9,728,635)
  Proceeds from sales of securities
    available for sale                                          10,731,577        14,077,014        1,671,263
  Purchase of securities held to maturity                       (3,002,813)               --      (14,610,995)
  Proceeds from maturities, calls and principal
    payments of securities available for sale                    1,545,498         8,874,974          160,528
  Proceeds from maturities, calls and principal
    payments of securities held to maturity                      1,000,000         2,877,708          277,415
  Property and equipment expenditures                             (213,681)         (202,205)      (2,721,038)
  Proceeds from sale of real estate owned                           25,566            50,181               --
  Proceeds from sale of real estate                                     --                --           84,510
--------------------------------------------------------------------------------------------------------------
              Net cash from investing activities               (20,336,616)        7,224,789      (30,054,375)

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
Years ended June 30, 1997, 1996 and 1995

                                                                   1997             1996              1995
--------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
    Net increase (decrease) in deposits                        $11,834,080       $ 5,847,822      $(4,779,731)
    Repayment of FHLB borrowings                               (11,000,000)      (11,922,256)              --
    Proceeds from FHLB borrowings                               21,000,000         6,000,000       19,922,256
    Repurchase of common stock                                  (5,193,866)       (2,049,061)              --
    Dividends paid on common stock                                (506,959)         (603,382)              --
    Issuance of common stock                                            --                --       16,534,790
--------------------------------------------------------------------------------------------------------------

        Net cash from financing activities                      16,133,255        (2,726,877)      31,677,315
--------------------------------------------------------------------------------------------------------------


Net change in cash and cash equivalents                         (3,020,833)        2,098,858         (328,205)

Cash and cash equivalents at beginning of period                 6,694,089         4,595,231        4,923,436
--------------------------------------------------------------------------------------------------------------


Cash and cash equivalents at end of period                     $ 3,673,256       $ 6,694,089      $ 4,595,231
==============================================================================================================


Supplemental disclosures of cash flow information:
    Cash paid during the period for
        Interest                                                $6,103,832        $5,954,870      $ 4,595,797
        Income taxes                                               456,050           520,000          322,500

Supplemental disclosure of noncash investing activities:
    Transfer of loans from held for sale
      to held to maturity                                               --         1,756,663        1,287,879
    Transfer from loans to real estate owned                        45,268            45,375               --

   During November of 1995, securities with a carrying value of $15,008,666 and a fair value of $14,964,245 were transferred from securities held to maturity to securities available for sale (Note 3).

          See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Nature of Operations: Bank West Financial Corporation (the "Company") was organized as a thrift holding company to be the sole shareholder of Bank West, FSB (the "Bank"), a federally chartered savings bank. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation. The Bank's primary services include accepting deposits and making mortgage and installment loans in Kent County and Eastern Ottawa County, Michigan. The Bank also engages in mortgage banking activities consisting of selling originated and purchased loans into the secondary market. The Bank has formed a wholly-owned service company for the future purpose of involvement with insurance activities permitted by federal and state regulations. At June 30, 1997, the service company was inactive and had no assets or liabilities. During fiscal 1996, the Company began trading equity securities to a limited extent.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the determination and carrying value of securities available for sale, trading securities, mortgage servicing rights, loans held for sale and impaired loans, and the
determination   of   other-than-temporary   reductions  in  the  fair  value  of
securities.

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

   Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and other investments with original maturities of three months or less. Net cash flows are reported for customer loan transactions, deposit transactions, and deposits made with other financial institutions.

   Trading Securities: Securities that are bought and held principally for resale in the near term (thus held for only a short period of time) are classified as trading securities and recorded at their fair values. Realized and unrealized gains and losses on trading securities are included immediately in other income.

   Securities: Securities which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Securities not classified as held to maturity or trading, as discussed above, are classified as available for sale. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized.

   Gains and losses on the sale of securities available for sale are determined using the specific identification method.

   Premiums and discounts on securities are recognized in interest income using the level yield method over the period to maturity.

   Loans Held for Sale: Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value on an individual loan basis. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when proceeds from the loan sales are received by the Bank.

   Loans: Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and costs, and charge-offs. Interest income on loans is accrued over the term of the loans based upon the principal outstanding. Interest income is not reported when full loan repayment is in doubt, typically when payments are past due 90 days or more. Payments received on such loans are reported as principal reductions.

   Loan fees, net of certain direct loan origination costs, are deferred. The net amount deferred is reported as part of loans and is recognized as interest income over the term of the loan using the level yield method.

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

   Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when the internal grading system indicates.

   Mortgage Loan Servicing Rights: The Company purchases and originates mortgage loans for sale to the secondary market, and sells the loans with servicing retained and released. Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights (SFAS No. 122). The Statement requires capitalizing the rights to service originated mortgage loans. Prior to SFAS No. 122, only purchased mortgage servicing rights were required to be capitalized. The total cost of mortgage loans purchased or originated with the intent to sell is allocated between the loan servicing right and the mortgage loan without servicing, based on their relative fair values. The capitalized cost of loan servicing rights is amortized in proportion to, and over the period of, estimated net future servicing revenue.

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

   Premises and Equipment: The Company's premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 31 to 50 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from five to ten years. Maintenance and repairs are charged to expense and improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

   Real Estate Owned: Real estate owned is carried at the lower of cost (fair value at date of foreclosure) or fair value minus estimated costs to sell. Adjustments to fair value at the date of acquisition are charged to the allowance for loan losses. Allowances are established for subsequent losses, if any, with corresponding charges to operations.

   Income Taxes: The Company records income tax expense based on the amount of taxes due on its tax return plus changes in the deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

   Employee Stock Ownership Plan: The Company accounts for its employee stock ownership plan (ESOP) in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP but not yet allocated to participants is presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings while dividends on unallocated ESOP shares are reflected as a reduction of debt and accrued interest.

   Management Recognition Plan (MRP): The MRP is a stock award plan accounted for under APB Opinion 25 with the measurement of total compensation cost based upon the fair value of the shares on the date of grant. MRP awards vest in five equal annual installments from the date of grant, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the MRPs is recognized on a prorata basis over the vesting period of the awards. The unamortized unearned compensation value of the MRPs is shown as a reduction of shareholders' equity.

   Stock Option Plan (SOP): Expense for employee compensation under SOPs is based on APB Opinion 25, with expense reported only if options are granted below the market price at the grant date. As shown in Note 12, pro forma disclosures of net income and earnings per share are provided as if the fair value method of Statement of Financial Accounting Standard No. 123 were used for stock-based compensation.

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

   Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 16. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

   Earnings Per Share: Earnings per share is based on the weighted average number of outstanding common shares and dilutive common stock equivalents during the year. ESOP shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding. The weighted average number of shares outstanding was 1,773,242 and 2,104,921 for the years ended June 30, 1997 and 1996. The weighted average number of shares outstanding for the 1995 period subsequent to conversion was 2,154,394.

   Issued But Not Yet Adopted Accounting Standards: In June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125). The Standard provides that, following a transfer of financial assets, an entity is to recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. The Statement is effective for transactions occurring after June 30, 1997.
Management does not expect the Statement to have a material impact on the consolidated financial condition or results of operations of the Company.

   In March 1997, the FASB issued Statement No. 128, Earnings Per Share, revising the accounting requirements for calculating earnings per share. The Statement will require the reporting of basic earnings per share calculated solely on average common shares outstanding. In addition, the Statement requires the reporting of diluted earnings per share to reflect the potential dilution of stock options and other potentially dilutive shares. For reporting dates beginning December 31, 1997, all prior calculations will be restated to meet the new presentation requirements. The Company's earnings per common and common equivalent share amounts, as reported for 1996 and prior years, are expected to be comparable in amount to the calculations of basic earnings per share for such years. As the Company has not had significant dilution from its common stock equivalents, basic earnings per share amounts reported will not be significantly higher than diluted earnings per share amounts for corresponding years.

   Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.


NOTE 2 - CONVERSION TO STOCK FORM OF OWNERSHIP

   On October 24, 1994, the Board of Directors of the Bank, subject to regulatory approval and approval by the members of the Bank, unanimously adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of the Company as the Bank's holding company. The conversion was consummated on March 30, 1995 by amending the Bank's federal charter and the sale of the holding company's common stock in an amount equal to the pro forma market value of the Bank after giving effect to the conversion. A subscription offering of the shares of the Company's common stock was offered initially to the Bank's depositors, to tax-qualified employee plans and then to other members and directors, officers and employees of the Bank. Proceeds of $16,533,717 were received from the sale of 2,314,375 common shares, after deduction of conversion costs of $694,235 and the issuance of 162,006 shares for the ESOP in exchange for a note receivable from the ESOP. Upon closing of the stock offering, the Company purchased 100% of the common shares of the Bank. Bank West, FSB is now a wholly-owned subsidiary of the Company. The conversion was an internal reorganization with historical balances carried forward without adjustment.

NOTE 3 - SECURITIES

   The amortized cost and estimated market values of securities at June 30, are as follows:

                                                                   Gross            Gross
                                               Amortized        Unrealized       Unrealized          Fair
                                                 Cost              Gains           Losses            Value
--------------------------------------------------------------------------------------------------------------
Available for Sale

1997
    U.S. agencies                             $ 2,998,182              --        $ (21,544)       $ 2,976,638
    Mortgage-backed securities                  1,579,891         $ 4,016           (1,212)         1,582,695
    Collateralized mortgage obligations        20,953,643          88,217          (50,219)        20,991,641
--------------------------------------------------------------------------------------------------------------
                                              $25,531,716         $92,233        $ (72,975)       $25,550,974
==============================================================================================================

1996
    U.S. agencies                             $ 4,997,678         $ 7,500        $ (60,110)       $ 4,945,068
    Corporate bonds                               496,870              --           (4,271)           492,599
    Mortgage-backed securities                  2,330,061           3,524          (26,089)         2,307,496
    Collateralized mortgage obligations        15,268,892             302         (235,077)        15,034,117
--------------------------------------------------------------------------------------------------------------
                                              $23,093,501         $11,326        $(325,547)       $22,779,280
==============================================================================================================
Held to Maturity

1997
    U.S. agencies                             $ 1,000,762         $ 1,113               --        $ 1,001,875
    Collateralized mortgage obligations         3,002,813              --         $ (2,813)         3,000,000
--------------------------------------------------------------------------------------------------------------
                                              $ 4,003,575         $ 1,113       $   (2,813)       $ 4,001,875
==============================================================================================================

1996
    U.S. agencies                             $ 2,004,288           3,998       $   (2,286)       $ 2,006,000
==============================================================================================================

   The scheduled maturities of securities available for sale and securities held to maturity at June 30, 1997 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 -- Available for Sale --            -- Held to Maturity --
                                               Amortized          Fair            Amortized          Fair
                                                 Cost             Value             Cost             Value
-------------------------------------------------------------------------------------------------------------------
    Due within one year                                     --               --       $1,000,762        $1,001,875
    Due after one year through
      five years                                   $ 2,998,182      $ 2,976,638               --                --
    Mortgage-backed securities
      and collateralized mortgage obligations       22,533,534       22,574,336        3,002,813         3,000,000
-------------------------------------------------------------------------------------------------------------------
                                                   $25,531,716      $25,550,974       $4,003,575        $4,001,875
===================================================================================================================

   Proceeds from sales of securities amounted to approximately $14,679,000, $15,969,000, and $1,671,000 for the years ended June 30, 1997, 1996 and 1995, respectively, including approximately $3,947,000 and $1,883,000 relative to trading securities in fiscal 1997 and 1996.

   Gains (losses) on securities, reflected in the consolidated statements of income, were as follows for the years ended June 30:

                                                  1997               1996             1995
---------------------------------------------------------------------------------------------
Gross realized gains on sales of:
    Securities available for sale                $ 17,075          $ 27,965          $18,999
    Trading securities                            602,570           372,278               --
---------------------------------------------------------------------------------------------

                                                  619,645           400,243           18,999
Gross realized (losses) on sales of:
    Securities available for sale                 (17,360)          (17,436)              --
    Trading securities                             (1,977)               --               --
---------------------------------------------------------------------------------------------

                                                  (19,337)          (17,436)              --
---------------------------------------------------------------------------------------------

Net realized gains                                600,308           382,807           18,999
Net unrealized gain (loss) on trading securities  130,563            (5,813)              --
---------------------------------------------------------------------------------------------

                                                 $730,871          $376,994          $18,999
=============================================================================================

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

NOTE 4 - SECONDARY MARKET MORTGAGE ACTIVITIES

   The following summarizes the Bank's secondary market mortgage activities, which consist solely of one-to four-family real estate loans:

                                                         1997             1996              1995
----------------------------------------------------------------------------------------------------
    Loans held for sale - beginning of period        $ 4,297,092     $  2,746,019      $  1,282,039
    Activity during the periods:
        Loans originated and purchased for sale       30,350,557       48,488,782        16,997,866
        Proceeds from sale of mortgage loans         (32,915,164)     (45,798,332)      (14,382,754)
        Transfer of loans from held for sale to
          held to maturity                                    --       (1,756,663)       (1,287,879)
        Gain on sale of loans                            498,666          617,286           136,747
----------------------------------------------------------------------------------------------------

    Loans held for sale - end of period              $ 2,231,151     $  4,297,092      $  2,746,019
====================================================================================================

   Mortgage loans serviced for others are not included in the accompanying balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                 1997              1996             1995
---------------------------------------------------------------------------------------------
    Mortgage loan portfolios serviced for
        FHLMC                                 $26,980,056      $28,590,578       $23,699,436
=============================================================================================

    Loans servicing fee income                 $   70,661        $  66,725         $  47,451
=============================================================================================

   Custodial escrow balances maintained in connection with the foregoing loan servicing were $116,813 and $135,011 at June 30, 1997 and 1996, respectively.

   Following is the activity for mortgage servicing rights for the years ended June 30:

                                                  1997              1996
---------------------------------------------------------------------------------------------------------------------------
    Balance at July 1                            $142,697          $ 68,196
        Additions                                  16,372           124,501
        Amortization                              (10,500)          (50,000)
---------------------------------------------------------------------------------------------------------------------------

    Balance at June 30                           $148,569          $142,697
===========================================================================================================================

NOTE 5 - LOANS
   Loans are classified as follows at June 30:

                                                                   1997             1996
---------------------------------------------------------------------------------------------
    Real estate loans:
        One-to four-family residential - fixed rate            $ 18,595,586     $ 20,351,715
        One-to four-family residential - balloon                 12,493,524       12,841,337
        One-to four-family residential - adjustable              49,743,799       47,544,192
        Construction                                             21,500,849       14,073,497
        Commercial mortgages                                      2,764,314        1,193,464
        Home equity lines of credit                               6,370,698        2,214,227
        Second mortgages                                          4,312,760        1,927,282
---------------------------------------------------------------------------------------------

                Total mortgage loans                            115,781,530      100,145,714
    Consumer loans                                                1,081,391          622,353
    Commercial non-mortgage                                       2,032,190        1,010,076
---------------------------------------------------------------------------------------------

                Total                                           118,895,111      101,778,143

    Less:
        Loans in process                                          7,169,073        5,827,705
        Net deferred fees (costs)                                   (29,916)          47,385
        Allowance for loan losses                                   225,862          165,862
---------------------------------------------------------------------------------------------

                                                               $111,530,092     $ 95,737,191
=============================================================================================

   An analysis of the allowance for loan losses for the years ended June 30 is follows:

                                                   1997             1996             1995
---------------------------------------------------------------------------------------------
    Beginning balance                            $165,862         $108,000          $ 87,500
        Provision charged to operations            60,000           60,000            20,500
        Charge-offs                                    --           (2,138)               --
---------------------------------------------------------------------------------------------

Ending balance                                   $225,862         $165,862          $108,000
=============================================================================================

   During the years ended June 30, 1997 and 1996, the Company had no loans which were impaired as defined under the provisions of SFAS Nos. 114 and 118.

   Certain directors and executive officers of the Company and the Bank (including family members, affiliates, and companies in which they are principal owners) had loans outstanding with the Bank in the ordinary course of business. A summary of the aggregate loans outstanding which exceeded $60,000 to these individuals follows:

                                                                          Year ending
                                                                     1997            1996
---------------------------------------------------------------------------------------------
    Balance at beginning of year                                  $ 841,851        $ 935,104
    New loans                                                            --           86,537
    Payments                                                       (200,379)        (161,029)
    Officers transferred out                                             --          (18,761)
---------------------------------------------------------------------------------------------

    Balance at end of year                                        $ 641,472        $ 841,851
=============================================================================================

NOTE 6 - PREMISES AND EQUIPMENT - NET

   A summary of premises and equipment is as follows at June 30:

                                                                    1997             1996
---------------------------------------------------------------------------------------------
    Land                                                         $  529,300       $  529,300
    Bank building and improvements                                2,361,987        2,301,045
    Furniture and equipment                                         967,652          814,944
---------------------------------------------------------------------------------------------

                                                                  3,858,939        3,645,289
    Accumulated depreciation                                       (730,781)        (538,317)
---------------------------------------------------------------------------------------------

                                                                 $3,128,158       $3,106,972
=============================================================================================

NOTE 7 - DEPOSITS

   Deposits at June 30, 1997 and 1996 are summarized as follows:

                                                              1997                             1996
--------------------------------------------------------------------------------------------------------------

                                                    Amount              %              Amount           %
--------------------------------------------------------------------------------------------------------------
            Noninterest-bearing                    $3,965,790         3.86%         $ 2,338,248        2.57%
                  Now accounts and MMDAs            3,848,395         3.74            3,703,359        4.07
            Passbook and statement savings         17,387,602        16.90           16,571,616       18.20
            Certificates of deposit                77,660,365        75.50           68,414,849       75.16
--------------------------------------------------------------------------------------------------------------
                                                 $102,862,152       100.00%         $91,028,072      100.00%
==============================================================================================================

   At June 30, 1997, the scheduled maturities of all certificates of deposit are as follows by fiscal year-end:

             1998                      $54,997,764
             1999                       16,187,047
             2000                        3,119,261
             2001                        1,525,691
             2002                        1,695,426
             Thereafter                    135,176
                                       -----------
                                       $77,660,365
                                       ===========

   As of June 30, 1997 and 1996, the Bank had deposit accounts with balances of $100,000 or more of $14,120,000 and $11,914,000. Related party deposits were $974,000 and $796,000 at June 30, 1997 and 1996, respectively.

   On September 30, 1996, as part of the omnibus appropriations package signed by President Clinton, the government mandated a special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The one-time, special SAIF assessment amounted to $.657 for every $100 of SAIF-insured deposits as of March 31, 1995. The FDIC notified the Bank that the Bank's special assessment was $551,000, which after taxes reduced the Company's net income by $364,000 or $.21 per share for the year ended June 30, 1997. The Bank's deposit premiums, which were $.23 for every $100 of assessable deposits in 1996, were reduced to $.064 for every $100 of assessable deposits beginning January 1, 1997. Based on the Bank's deposits at June 30, 1997, the premium reduction should result in a pre-tax cost savings of approximately $171,000 per year for the Bank, or approximately $.06 per share after taxes.

NOTE 8 - FEDERAL HOME LOAN BANK BORROWINGS

   Advances from the Federal Home Loan Bank of Indianapolis, collateralized by mortgage loans and securities under a blanket collateral agreement, consist of the following at June 30:

                                                           Rate at
              Date Due                                  June 30, 1997            1997                1996
-------------------------------------------------------------------------------------------------------------
    Single-maturity fixed rate advance
        September 3, 1996                                                             --         $ 1,000,000
        December 16, 1996                                                             --           1,000,000

    Adjustable rate advance
        August 5, 1996 - reprices quarterly                                           --           4,000,000
        August 4, 1997 - reprices quarterly                 5.78%            $ 3,000,000                  --
        September 22, 1997 - reprices quarterly             5.75               1,000,000                  --
        October 27, 1997 - reprices daily                   6.05               1,000,000                  --
        October 30, 1997 - reprices monthly                 5.81               2,000,000           2,000,000
        November 3, 1997 - reprices daily                   6.05               1,000,000                  --
        December 15, 1997 - reprices quarterly              5.78               1,000,000                  --
        December 18, 1997 - reprices quarterly              5.75               1,000,000                  --
        December 22, 1997 - reprices daily                  6.05               3,000,000                  --
        December 24, 1997 - reprices quarterly              5.75               2,000,000                  --
        March 27, 1998 - reprices quarterly                 5.75               2,000,000                  --
        April 30, 1998 - reprices quarterly                 5.82               1,000,000                  --
        October 30, 1998 - reprices monthly                 5.81               4,000,000           4,000,000
        October 30, 1999 - reprices monthly                 5.81               5,000,000           5,000,000
        August 26, 2001 - reprices monthly                  5.88               2,000,000           2,000,000
-------------------------------------------------------------------------------------------------------------
                                                                             $29,000,000         $19,000,000
=============================================================================================================

   Maturities of borrowings outstanding at June 30, 1997 are as follows for the next 5 years:

                     1998                     $18,000,000
                     1999                       4,000,000
                     2000                       5,000,000
                     2001                               0
                     2002                       2,000,000
                                              -----------
                                              $29,000,000
                                              ===========

   Prepayment of certain remaining advances is permitted only upon the Company's termination of its FHLB membership, while others are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB.

NOTE 9 - FEDERAL INCOME TAXES

   The provision for federal income taxes for the years ended June 30, 1997, 1996 and 1995 consists of the following:

                                                  1997               1996            1995
---------------------------------------------------------------------------------------------
    Current income tax expense                   $530,231          $496,158         $358,085
    Deferred income tax expense (benefit)         (51,507)          126,242            8,393
---------------------------------------------------------------------------------------------

                                                 $478,724          $622,400         $366,478
=============================================================================================

   Deferred tax assets and liabilities consist of the following:

                                                                     1997            1996
----------------------------------------------------------------------------------------------
        Deferred tax assets:
            Loan fees                                             $  20,120         $  7,021
            Unrealized loss on securities available for sale             --          106,834
            Accrued expenses                                         16,116           17,211
            Management Recognition Plan                              34,200           33,701
            Loans marked-to-market                                   27,736               --
            Other                                                     3,067              621
----------------------------------------------------------------------------------------------

                                                                    101,239          165,388
        Deferred tax liabilities
            Bad debt allowance                                      188,779          209,164
            FHLB stock dividend                                      49,116           49,116
            Loans marked-to-market                                       --           12,674
            Fixed assets                                             93,917           71,677
            Mortgage servicing rights                                50,514           48,517
            Unrealized gain on securities available for sale          6,548               --
----------------------------------------------------------------------------------------------

                                                                    388,874          391,148
----------------------------------------------------------------------------------------------

        Net deferred tax liability                                $(287,635)       $(225,760)
==============================================================================================

   No valuation allowance was provided on deferred tax assets.

   The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                                 Years ended
                                                  ---------------- June 30, -------------------

                                                  1997               1996            1995
-----------------------------------------------------------------------------------------------
        Statutory rate                             34%               34%              34%
        Tax expense at statutory rate            $476,528          $622,502         $368,047
        Tax exempt interest                            --              (639)          (2,360)
        Stock compensation plans                    3,150             2,669               --
        Other                                        (954)            (2132)             791
-----------------------------------------------------------------------------------------------

                                                 $478,724          $622,400         $366,478
===============================================================================================

        Effective rate                             34%               34%              33%

   Differences in the deduction for bad debts for tax and financial statement purposes after 1988 are included in deferred taxes. For years prior to 1988, the Bank had determined taxable income after deducting a provision for bad debts in excess of such provisions recorded in the financial statements. Accordingly, retained earnings at June 30, 1997 and 1996 includes approximately $3,364,000 on which no provision for federal income taxes has been made. The amount of unrecorded deferred taxes is $1,144,000. If this portion of retained earnings is used for any purpose other than to absorb bad debts, the amount used will be added to future taxable income.

   The Bank files consolidated federal income tax returns on a fiscal year basis. Prior to July 1, 1997, if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $265,572 and is payable over a six-year period beginning no later than the year ending June 30, 1999.


NOTE 10 - COMMITMENTS, CONTINGENCIES AND FINANCIAL
   INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit and loans in process. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

   The contract  amounts of these  financial  instruments are as follows at June
30:

                                                  1997              1996
--------------------------------------------------------------------------------
        Commitments to make loans              $3,201,000        $6,690,000
        Unused lines of credit                  6,207,777         3,987,000
        Loans in process                        7,169,074         5,828,000

   Approximately 33% and 77% of commitments to make loans and to fund loans in process were made at fixed rates as of June 30, 1997 and 1996. Rate ranges for these fixed rate commitments were 7.625% to 12.25% and 7.0% to 10.75% as of June 30, 1997 and 1996. Lines of credit are issued at current market rates.

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

   The Company has entered into employment agreements with three of its officers. Under the terms of those agreements, certain events leading to separation from the Company could result in cash payments aggregating approximately $686,000.

NOTE 11 - EMPLOYEE BENEFIT PLANS

   The Company participates in the Financial Institutions Retirement Fund, a multi-employer defined benefit pension plan. Substantially all employees are eligible for participation in the Plan. The benefits are based on a percentage of the participant's career average salary for each year of service. An employee becomes fully vested upon completion of five years of qualifying service. The plan is currently overfunded and did not require contributions or charges against income for the years ended June 30, 1997, 1996 and 1995. Specific plan assets and accumulated benefit information for the Bank's portion of the Fund is not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. Since the plan is overfunded, no liability for contributions is necessary. Effective December 31, 1997, the Company will withdraw from the defined benefit pension plan.

   The Company established a qualified 401(k) plan effective January 1, 1996, covering substantially all employees. Employees who are 18 years and older and who have completed 1,000 hours of service in a 12 consecutive-month period are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 25% of the first 3% of employee contributions. Although not required, the Company also has the option to make an additional, nonelective contribution to the plan. Beginning after 2 years of service, employees become vested in the Company's contributions 20% per year, with 100% vesting occurring after 6 years of service. The Company's contribution for fiscal 1997 and 1996 was approximately $5,200 and $3,000, respectively.


NOTE 12 - STOCK-BASED COMPENSATION PLANS
   As part of the conversion transaction described in Note 2, the Company established an employee stock ownership plan ("ESOP") for the benefit of substantially all employees. The ESOP borrowed $1,296,048 from the Company and used those funds to acquire 162,006 shares of the Company's stock at $8 per share.

   Shares issued to the ESOP are committed to be released based on the number of unallocated shares held immediately before release for the current plan year multiplied by a fraction. The numerator of the fraction is the amount of quarterly principal and interest paid. The denominator of the fraction is the sum of the numerator plus the principal and interest to be paid for all future periods. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. Principal and interest payments are scheduled to occur in quarterly amounts of $45,326 over a ten-year period. An employee becomes fully vested upon completion of seven years of qualifying services. Upon withdrawal from the plan, participants are entitled to a distribution in cash or Company stock, or both.

   During 1997 and 1996, 16,200 shares of stock with an average fair value of $11.72 per share in 1997 and $10.14 per share in 1996 were committed to be released. ESOP compensation expense for the years ended June 30, 1997 and 1996 were $189,844 and $164,279. Shares held by the ESOP at June 30 are as follows:

                                                                      1997            1996
---------------------------------------------------------------------------------------------------------------------------
        Allocated to participants                                    36,450           20,250
        Distributions                                                  (863)
        Unallocated                                                 125,556          141,756
---------------------------------------------------------------------------------------------------------------------------

                Total ESOP shares                                   161,143          162,006
===========================================================================================================================

        Fair value of unallocated shares                         $1,695,006       $1,488,438
===========================================================================================================================

   Employee and director Stock Option Plans (SOPs) and officer and director Management Recognition Plans (MRPs) were authorized by the shareholders at the October 25, 1995 annual meeting. The MRPs are restricted stock award plans. The employee SOP and the officers' MRP are administered by a committee of directors of the Company, while grants under the directors' SOP and the directors' MRP are pursuant to formulas set forth in the plans. MRP shares are granted at the closing market price of the Company's stock on the date of grant and vest in five equal annual installments from the date of grant. SOP options are granted at the average of the high and low market prices of the Company's stock on the date of grant and vest in five equal annual installments and expire ten years from the date of grant.

                                     Directors' SOP     Employees' SOP     Directors' MRP     Employees' MRP
                                            Weighted           Weighted          Weighted            Weighted
                                             Average            Average           Average             Average
                                            Exercise           Exercise         Grant Date          Grant Date
                                    Options   Price    Options   Price   Shares Fair Value  Shares  Fair Value
--------------------------------------------------------------------------------------------------------------
Total options/shares available      69,431            162,006            27,771              64,804
Activity:
    Grant 10/25/95                  52,073   $10.44                      24,992    $10.00
    Grant 10/26/95                                                                           49,250   $10.00
    Grant 11/1/95                                      24,000   $ 9.94
--------------------------------------------------------------------------------------------------------------
Balance outstanding
  June 30, 1996                     52,073    10.44    24,000     9.94   24,992     10.00    49,250    10.00
    Grant 7/8/96                                       14,300    11.00
    Grant 10/25/96                  17,353    10.88                       2,779     10.88
    Grant 12/20/96                                     58,900    10.75
    Forfeitures                                        (4,100)   10.62                      (1,037)    10.00
--------------------------------------------------------------------------------------------------------------

Balance outstanding
  June 30, 1997                     69,426    10.55    93,100    10.59   27,771     10.09    48,213    10.00
==============================================================================================================
Options/shares exercisable
  (vested)                          10,414              4,800             4,998               9,850
==============================================================================================================
Options/shares available for
  future grant                           5             68,906                 0              16,591
==============================================================================================================

   During the years ended June 30, 1997 and 1996, $149,918 and $99,120 was charged to compensation expense for the MRPs.

   SFAS No. 123, which became effective for the fiscal year ended June 30, 1997, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the Standard's fair value method been used to measure compensation cost for stock options granted during fiscal 1997 and 1996. No compensation cost was actually recognized for stock options for fiscal 1997 and 1996.

                                                                  -- Years ending June 30, --
                                                                    1997             1996
---------------------------------------------------------------------------------------------
        Net income as reported                                     $922,829       $1,208,488
        Pro forma net income                                        892,662        1,194,049

        Earnings per share as reported                                  .52              .57
        Pro forma earnings per share                                    .50              .57

        Weighted-average grant-date fair value per option              1.44             1.38

   In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

   The fair value of options granted is estimated using the following weighted-average information: risk-free interest rate of 6% in 1997 and 5.75% in 1996, expected life of 5 years, expected volatility of stock price of 6.3%, and expected dividends of 3% per year in 1997 and 2.49% per year in 1996.

   At June 30, 1997, options outstanding were as follows:

          Number of options                                162,526
          Range of exercise price                   $9.94 - $11.00
          Weighted-average exercise price                   $10.56
          Weighted-average remaining option life        8.9  years
          For options now exercisable: number               15,214
                   Weighted-average exercise price          $10.28

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS
   ON RETAINED EARNINGS

   The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can trigger regulatory action that could have a direct material effect on the financial statements.

   The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                        Capital to Risk-
                                                         Weighted Assets            Tier 1 Capital
-----------------------------------------------------------------------------------------------------
                                                      Total          Tier 1       to Adjusted Assets
-----------------------------------------------------------------------------------------------------
        Well capitalized                               10%              6%                5%
        Adequately capitalized                          8               4                 4
        Undercapitalized                                6               3                 3

   At year end, actual capital levels (dollars in millions) and minimum required levels were:

                                                                                                  Minimum Required
                                                                                                     to be Well
                                                                          Minimum Required        Capitalized Under
                                                                             for Capital          Prompt Corrective
                                                       Actual             Adequacy Purposes      Action Regulations
---------------------------------------------------------------------------------------------------------------------------
                                                  Amount      Ratio       Amount      Ratio       Amount      Ratio
---------------------------------------------------------------------------------------------------------------------------
1997
    Total capital (to risk-
      weighted assets)                             $18.7       23.4%       $6.4       8.0%          $8.0      10.0%
    Tier 1 (core) capital (to risk-
      weighted assets)                              18.4       23.1         3.2       4.0            4.8       6.0
    Tier 1 (core) capital (to adjusted
      total assets)                                 18.4       12.2         4.5       3.0            7.6       5.0
    Tangible capital (to adjusted
      total assets)                                 18.4       12.2         2.3       1.5            N/A

1996
    Total capital (to risk weighted assets)        $20.3       31.4%       $5.2       8.0%          $6.5      10.0%
    Tier 1 (core) capital (to risk weighted
      total assets)                                 20.2       31.1         2.6       4.0            3.9       6.0
    Tier 1 (core) capital (to adjusted
      total assets)                                 20.2       15.4         3.9       3.0            6.5       5.0
    Tangible capital (to adjusted
      total assets)                                 20.2       15.4         2.0       1.5            N/A

   At June 30, 1997 and 1996, the Bank was categorized as well capitalized.

   The Qualified Thrift Lender (QTL) test requires 65% of assets to be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter. Management believes that the QTL test has been met.

   Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a "tier 1 institution") could, after prior notice but without the prior approval of the OTS, make capital distributions in any year that would reduce by up to one-half the amount of its capital which exceeds its most stringent capital requirement as of the beginning of the calendar year plus net income to date for the six months ended June 30, 1997. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution.

   The Bank has established a liquidation account with an initial balance of $11,150,000, which is equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases in deposit accounts will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

   Under the most restrictive of the dividend limitations described above, at June 30, 1997, approximately $6,611,000 was available to the Bank for the payment of dividends to the holding company.


NOTE 14 - STOCK REPURCHASE PROGRAMS
   During fiscal 1997, the Company repurchased 446,100 shares of its common stock after receiving regulatory approval to repurchase 505,100 shares. The shares were repurchased at an average price of $11.64 and remain available for general corporate purposes, including issuance in connection with stock-based compensation plans.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL
   INFORMATION

   Condensed financial information of Bank West Financial Corporation is as follows at June 30:

                            CONDENSED BALANCE SHEETS

                                                                              1997             1996
-------------------------------------------------------------------------------------------------------
   ASSETS

                    Cash and cash equivalents                            $     70,523       $ 2,222,329
                    Interest-bearing time deposits                             99,000           198,000
                    Trading securities                                      2,921,251           708,438
                    Securities available for sale                                   --        2,473,199
                    Loan receivable from Employee
                      Stock Ownership Plan                                  1,077,382         1,178,792
                    Investment in subsidiary bank                          18,451,967        19,978,259
                    Accrued interest receivable                                 1,122            19,733
                    Other assets                                                5,540            35,629
---------------------------------------------------------------------------------------------------------

                        Total assets                                      $22,626,785       $26,814,379
=========================================================================================================

   LIABILITIES

                    Other liabilities                                        $ 34,476         $   3,933


            SHAREHOLDERS' EQUITY                                           22,592,309        26,810,446
---------------------------------------------------------------------------------------------------------

                        Total liabilities and shareholders' equity        $22,626,785       $26,814,379
=========================================================================================================

                         CONDENSED STATEMENTS OF INCOME,
                                 for the years:
                                                                                            March 30, 1995
                                                          -------- June 30, --------           through
                                                          1997               1996            June 30, 1995
-----------------------------------------------------------------------------------------------------------
      Interest and dividend income
          Securities                                    $  39,415         $  249,350           $ 97,074
          Loan to Employee Stock Ownership Plan            79,892             86,691             22,681
          Other interest-bearing deposits                  53,732            164,328             42,358
          Dividends from subsidiary bank                2,500,000                 --                 --
          Other dividends                                  16,040              3,772                 --
-----------------------------------------------------------------------------------------------------------
                                                        2,689,079            504,141            162,113

      Interest expense                                     11,794                 --                 --
-----------------------------------------------------------------------------------------------------------

      Net interest income                               2,677,285            504,141            162,113

      Other income
          Net gain on trading securities                  731,156            366,465                 --
          Net gain (loss) on sales of securities
            available for sale                            (14,995)            (7,725)            18,922
-----------------------------------------------------------------------------------------------------------
                                                          716,161            358,740             18,922

      Operating expenses                                   88,468             90,521             10,635
-----------------------------------------------------------------------------------------------------------

      Income before federal income taxes and
        equity in undistributed earnings of
        subsidiary bank                                 3,304,978            772,360            170,400

      Federal income tax expense                          273,700            262,500             57,936
-----------------------------------------------------------------------------------------------------------

      Income before equity in undistributed
        earnings of subsidiary bank                     3,031,278            509,860            112,464

      Equity in undistributed (excess distributed)
        earnings of subsidiary Bank                    (2,108,449)           698,628             96,442
-----------------------------------------------------------------------------------------------------------

      Net income                                       $  922,829         $1,208,488           $208,906
===========================================================================================================

                       CONDENSED STATEMENTS OF CASH FLOWS,

                                 for the years:
                                                                                              March 30, 1995
                                                      --------    June 30,    --------            through
                                                          1997                  1996           June 30, 1995
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
    Net income                                           $ 922,829          $ 1,208,488      $    208,906
    Adjustments to reconcile net income to
      cash provided by operations
        Equity in undistributed (excess distributed)
           earnings of subsidiary Bank                   2,108,449             (698,628)          (96,442)
        Purchase of trading securities                  (5,428,775)          (2,224,537)               --
        Proceeds from sale of trading securities         3,947,118            1,882,564                --
        Gain on sales of securities                       (716,161)            (358,740)          (18,922)
        Net accretion of securities                             --               (1,411)             (390)
        Change in
            Interest receivable                             18,611               64,357           (84,090)
            Other assets                                    30,089               21,884           (57,513)
            Other liabilities                               22,495              (55,739)           72,757
-------------------------------------------------------------------------------------------------------------
                 Net cash from operating
                   activities                              904,655             (161,762)           24,306

Cash flows from investing activities
    Purchases of securities available for sale                  --           (2,000,000)       (6,527,180)
    Proceeds from sales of securities available
      for sale                                           2,481,875            1,091,200         1,169,700
    Proceeds from maturities and calls of
      securities available for sale                             --            3,782,408                --
    Principal reduction on ESOP note receivable            101,410               94,611            22,645
    Contribution to subsidiary Bank                        (37,921)             (42,527)               --
    Net (increase) decrease in interest-bearing
      time deposits                                         99,000            1,089,000        (1,287,000)
    Investment in subsidiary Bank                               --                   --        (8,915,419)
-------------------------------------------------------------------------------------------------------------
                 Net cash from investing activities      2,644,364            4,014,692       (15,537,254)

Cash flows from financing activities
    Proceeds from issuance of common stock,
      net of conversion costs                                   --                   --        16,534,790
    Proceeds of loan from subsidiary Bank                1,300,000                   --                --
    Repayment of loan to subsidiary Bank                (1,300,000)                  --                --
    Dividends paid on common stock                        (506,959)            (603,382)               --
    Repurchase of common stock                          (5,193,866)          (2,049,061)               --
-------------------------------------------------------------------------------------------------------------
                 Net cash from financing activities     (5,700,825)          (2,652,443)       16,534,790
-------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                 (2,151,806)           1,200,487         1,021,842
Cash and cash equivalents at beginning
  of period                                              2,222,329            1,021,842                --
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               $  70,523          $ 2,222,329       $ 1,021,842
=============================================================================================================

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand, savings and money market deposits, accrued interest, the allowance for loan losses, and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair value of loans held for sale is based on market estimates. The fair value of Federal Home Loan Bank advances is based on currently available rates for similar financing. The fair value of off-balance-sheet items is based on the fees or cost that would currently be charged to enter into or terminate such arrangements. The fair value of off-balance-sheet items was not material for this presentation.

   The estimated fair values of the Company's financial instruments (in thousands) are as follows at June 30:

                                                                   1997                               1996
---------------------------------------------------------------------------------------------------------------------------
                                                         Carrying           Fair            Carrying          Fair
                                                           Value            Value             Value           Value
---------------------------------------------------------------------------------------------------------------------------
          Financial assets
                Cash and cash equivalents                   $ 3,673          $ 3,673         $ 6,694          $ 6,694
                Interest-bearing time deposits                   99               99             298              298
                Securities                                   32,476           32,474          25,492           25,494
                Loans, net                                  111,530          113,366          95,737           96,186
                Loans held for sale                           2,231            2,265           4,297            4,346
                Mortgage servicing rights                       149              149             143              143
                Federal Home Loan Bank stock                  1,550            1,550           1,475            1,475
                Accrued interest receivable                     763              763             632              632

          Financial liabilities
                Deposits                                    102,862          102,733          91,028           90,941
                Federal Home Loan Bank borrowings            29,000           29,000          19,000           19,000
                Accrued interest payable                        202              202             157              157
                Advance payments by borrowers
                  for taxes and insurance                       492              492             459              459

Your Partners in Bank West Financial Corporation


DIRECTORS

George A. Jackoboice, Chairman of the Board;
   President of Monarch Hydraulics, Inc.
   Hydraulics, Inc.

Carl A. Rossi, Treasurer; President of
   Kentwater Land Co.

Paul W. Sydloski, President, Chief Executive Officer

Jacob Haisma, Owner of Jacob Haisma Builders, Inc.

Thomas D. DeYoung, Owner and President
   of DeYoung &Associates

Robert J. Stephan, Vice Chairman of the Board;
   President, Chief Executive Officer of
   SecureOne Benefit Administrators, Inc.

Richard L. Bishop, President of Jurgens &
   Holtvluwer Men's Store, Inc.

John H. Zwarensteyn, President, Chief Executive Officer and owner of Gemini Corporation


EXECUTIVE OFFICERS

Paul W. Sydloski, President,
  Chief Executive Officer
Kevin A. Twardy, Vice President,
  Chief Financial Officer
James A. Koessel, Vice President,
  Chief Lending Officer
Laurie S.Adams, Vice President,
  Director of RetailBanking

LEGAL COUNSEL

Elias, Matz, Tiernan and Herrick L.L.P.
Suite 1200
734 15th Street, N.W.
Washington, D.C.  20005


TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, N.J.  07016


INDEPENDENT AUDITORS

Crowe, Chizek & Company
400 Riverfront Plaza Building
55 Campau, N.W.
Grand Rapids, Michigan 49502

CORPORATE HEADQUARTERS 2185 Three Mile Rd., N.W.
Grand Rapids, Michgian 49544-1451


STOCK INFORMATION

Bank West Financial Corporation is traded on the NASDAQ National Market under the symbol of "BWFC". Total shares outstanding as of June 30, 1997 were 1,753,475. The high and low bid quotations for the common stock as reported on the NASDAQ, as well as dividends declared per share, were as follows:

Quarter Ended              High         Low       Dividends
-----------------------------------------------------------
September 30, 1995       $10.250      $ 8.750       $.07
December 31, 1995         11.000        9.625        .07
March 31, 1996            10.500        9.625        .07
June 30, 1996             11.125        8.875        .07
September 30, 1996        12.750       10.500        .07
December 31, 1996         11.500       10.250        .07
March 31, 1997            12.125       10.500        .07
June 30, 1997             14.250       11.125        .07

The information set forth in the table above was provided by The NASDAQStock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. As of September 15, 1997, the Company had approximately 660 shareholders of record and 1,753,475 shares of common stock outstanding.


INVESTOR INFORMATION

A copy of Bank West Financial Corporation's Annual Report on Form 10-K and a list of the exhibits thereto, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Kevin A. Twardy, Chief Financial Officer, Bank West Financial Corporation, 2185 Three Mile Road, N.W., Grand Rapids, MI 49544, or by calling (616) 785-3400.