Form 10-K, Exhibit 13
period 1998-06-30
BANK WEST FINANCIAL CORP
filed 1998-09-25
CIK 934598

Table of Contents
--------------------------------------------------------------------------------

Section 1

   Letter to Shareholders .........................................          1

   Selected Consolidated Financial Data ...........................          2

   Management's Discussion and Analysis of Financial
      Condition and Results of Operations..........................          3

Section 2

   Report of Independent Auditors .................................         15

   Consolidated Financial Statements ..............................

   Consolidated Balance Sheets ....................................         16

   Consolidated Statements of Income ..............................         17

   Consolidated Statements of Changes
       in Shareholders' Equity ....................................         18

   Consolidated Statements of Cash Flows ..........................         20

   Notes to Consolidated Financial Statements .....................         22


Annual Meeting

   The Annual Meeting of Shareholders is scheduled for Wednesday, October 28, 1998 at 10:00 a.m., at the Grand Rapids Elks Lodge, located at 2715 Leonard Street, N.W., Grand Rapids, Michigan.


[GRAPHIC-LOGO FOR BANK WEST FINANCIAL CORPORATION]

   Letter to Shareholders
--------------------------------------------------------------------------------

   In this report to our shareholders I will attempt to clarify where we have been, where we are and where we are going.

   Since March of 1995 we have been attempting to change this organization from a traditional savings and loan to a full service community bank which would offer new products and services for our customers and provide for the greatest possible return to our shareholders. Our plan calls for a highly skilled and dedicated staff with a strong emphasis on customer service. To accomplish this, we formed a five-year strategic plan utilizing a building block strategy which has been implemented. The strategy calls for a shift from total dependence on single-family loans to one of diversification which is reflected by consumer and commercial loan growth, with balances of approximately $19.7 million and $9.7 million, respectively, at June 30, 1998. Our current strategy also produced a 30% increase in total assets since 1995, which currently stand at approximately $181 million.

   The confidence exhibited by our customers and our stockholders is reflected in our growth in assets and our improving franchise value. That confidence is much appreciated and the appreciation is manifested in the fact that at every level of the company we are committed to generating and maintaining long-term relationships. We are also committed to providing profitability by offering premier services and programs and at the same time managing our resources in the most efficient manner possible.

   On the deposit side, our concentration has shifted from dependence on certificates of deposits to more reasonably priced funds. Since 1995, checking account balances have increased from $4.1 million to $11.4 million, and total deposits increased from $85.2 million to $120 million.

   In the past year total assets increased nearly 17%, loan volume increased 49% and our deposit base increased 17%. The profitability generated from the record loan production volume has been offset by the fact that nearly 50% of the loans we produced in the last fiscal year were refinances. Pre-payment penalties are now part of the adjustable loan instrument (ARM) and should help us control future refinancing of these loans.

   In the next year our primary goal will be to improve the value of our franchise through market expansion and full utilization of the products we now offer, relying on our building block strategy. We intend to concentrate on cost control and improve our significant ratios by attaining the goals we have set. We have completed the majority of human resource additions which were necessary to support the continued growth of the franchise.

   One significant event which will have an impact on all businesses is the coming of the new millennium. Making sure that the Bank is Year 2000 (Y2K) compliant is an assignment no financial institution can ignore. Adherence to regulatory requirements, internal training and testing, external testing and a customer information program are all elements of Bank West's Y2K program.

   Our directors, management and staff want to thank you for your continuing confidence. We will always remain mindful of our mission to enhance shareholder value and to provide quality service that will meet your expectations. With this in mind, we look forward to fiscal year 1999.

                                                              Sincerely,



                                                             /s/Paul W. Sydloski
                                                             -------------------
                                                                Paul W. Sydloski
                                                                President/CEO

Selected Consolidated Financial Data
--------------------------------------------------------------------------------
                  (Dollars in thousands except per share data)



                                                    1998          1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------------------
Summary of Operations

Net interest income                              $  4,937      $  4,279      $  4,158      $  3,185      $  2,861
Provision for loan losses                              81            60            60            21            25
Other income                                        1,012         1,554         1,202           270           226
One-time special SAIF assessment                     --             551          --            --            --
Other expenses                                      4,585         3,821         3,469         2,352         2,045
Income taxes                                          453           478           622           366           337
Net income                                            830           923         1,208           716           680

Balance Sheet Data

Total assets                                     $181,469      $155,675      $137,982      $139,648      $106,594
Cash and cash equivalents                           4,206         3,673         6,694         4,595         4,923
Securities                                          6,745         3,978         7,422        11,405         4,029
Mortgage collateralized securities                 36,507        25,578        17,341        18,335         3,440
Loans, net                                        118,906       111,530        95,737        95,836        91,329
Loans held for sale                                 8,157         2,231         4,297         2,746         1,282
Deposits                                          119,979       102,862        91,028        85,180        89,960
FHLB advances                                      37,000        29,000        19,000        24,922         5,000
Equity                                             23,275        22,592        26,810        28,171        10,844

Per Share Data(1)

Basic earnings per share(2)                      $    .35      $    .36      $    .39      $    .07          --
Diluted earnings per share(2)                         .33           .36           .39           .07          --
Dividends per share                                   .22           .19           .19          --            --
Book value per share                                 8.87          8.59          8.13          8.11          --

Ratios

Average yield on interest-earning assets             7.74%         7.61%         7.52%         6.97%         6.55%
Average rate on interest-bearing liabilities         5.26          5.15          5.37          4.76          4.12
Average interest spread                              2.48          2.46          2.15          2.21          2.43
Net interest margin                                  3.04          3.12          3.10          2.83          2.86
Return on average assets(3)                           .49           .64           .87           .62           .67
Return on average equity(3)                          3.58          3.89          4.38          4.34          6.38
Efficiency ratio                                    76.34         74.89         68.56         69.56         63.85
Dividend pay-out ratio                              64.96         54.94         49.93          --            --
Average equity to average assets                    13.60         16.42         19.77         14.46         10.57
Non-performing loans as a % of loans, net             .71           .37           .04           .15           .04

(1) All per share data has been adjusted for stock splits.

(2) Earnings per share for the year ended June 30, 1995 was computed by dividing net income subsequent to the conversion on March 30, 1995 by the weighted average number of shares outstanding subsequent to March 30, 1995.

(3) When excluding the impact of the government mandated one-time Savings Association Insurance Fund assessment of $364,000,net of tax, or $0.14 per share, Return on Average Assets (ROA) equalled .89% and Return on Average Equity
(ROE) equalled 5.43% for fiscal 1997.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

   The following sections are designed to provide a more detailed discussion of Bank West Financial Corporation's (the "Company's") consolidated financial condition and results of operations as well as provide additional information on the Company's asset/liability management strategies, sources of liquidity and capital resources. Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained herein. This discussion provides information about the consolidated financial condition and results of operations of the Company and its wholly owned subsidiary, Bank West ("Bank").

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

General

   Bank West Financial Corporation is the holding company for Bank West. Effective December 29, 1997, Bank West completed its conversion to a Michigan chartered savings bank. Substantially all of the Company's assets are currently held in, and its operations are conducted through, its sole subsidiary Bank West. The Company's business consists primarily of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank ("FHLB") advances, to make loans for the purchase and construction of residential properties. To a lesser extent, the Company also makes commercial loans and consumer loans.

   The Company's operations and profitability are subject to changes in interest rates, applicable regulations and general economic conditions, as well as other factors beyond the Company's control. The profitability of Bank West depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans and securities, and interest expense on interest-bearing deposits and FHLB borrowings. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Company's profitability also is dependent on the level of its other income, including gains on sale of loans in connection with its mortgage banking activities and fees and service charges.

   During December 1997, the Bank formed Sunrise Mortgage Corporation, a wholly-owned subsidiary engaged to originate and purchase non-conforming mortgage loans including sub-prime mortgage loans for resale. All of the loans originated and purchased have a commitment to sell in place to an investor on a servicing released basis. Sunrise Mortgage Corporation is expected to break-even in twelve to eighteen months.

   The Company's net income was $830,000, $923,000 and $1,208,000 for fiscal 1998, 1997 and 1996, respectively. Fiscal 1998 net income was positively impacted by an increase in net interest income through continued capital leveraging efforts. This increase was offset by a decrease in gains on securities and higher general and administrative expenses. See "Results of Operations for the Year Ended June 30, 1998 Compared to the Year Ended June 30, 1997" section for additional information. Fiscal 1997 net income was negatively impacted by a $364,000, net of tax, or $0.14 per share government mandated special assessment to recapitalize the Savings Association

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). See Note 6 to consolidated financial statements for additional information.

Changes in Financial Condition

   Assets. Total assets increased by $25.8 million or 16.6% from June 30, 1997 to June 30, 1998. The increase is primarily due to a $10.8 million or 33.2% increase in securities as additional adjustable-rate collateralized mortgage obligations were purchased to partially offset the decline in one-to four-family adjustable-rate loans. In addition, loans increased by $7.4 million or 6.6% as greater emphasis was placed on originating commercial and consumer loans for portfolio instead of concentrating primarily on residential mortgage banking activities. The additional emphasis on adding the aforementioned loan types to portfolio during fiscal 1998 was in an effort to diversify the Bank's loan portfolio from its traditional first residential mortgage business and to react to increased competitiveness in the residential mortgage banking business. Total commercial and consumer loans increased as a percent of total loans from 14.0% at the end of fiscal 1997 to 23.1% at the end of fiscal 1998. Management expects continued growth in the commercial and consumer loan portfolios during fiscal 1999.

   The Bank's mortgage banking activities consist of selling newly originated and purchased loans into the secondary market. Total loans sold amounted to $45.0 million, $32.9 million and $45.8 million in fiscal 1998, 1997 and 1996, respectively. Loans held for sale amounted to $8.2 million, $2.2 million and $4.3 million at June 30, 1998, 1997 and 1996, respectively. The dollar amount of loans sold and loans held for sale increased in fiscal 1998 due to higher refinancing volume as a result of lower prevailing market interest rates compared to the prior fiscal year as well as increased loan origination personnel. The majority of loans originated and purchased for resale have been 30-year fixed-rate loans.

   Mortgage-backed securities and collateralized mortgage obligations increased from $25.6 million at June 30, 1997 to $36.5 million at June 30, 1998. During fiscal 1998, the Bank purchased additional adjustable-rate collateralized mortgage obligations which is consistent with the Bank's strategy of increasing the ratio of interest-sensitive assets to interest-sensitive liabilities. Collateralized mortgage obligations also were purchased to partially offset the decline in one-to four-family adjustable-rate mortgage loans. The collateralized mortgage obligations earn interest based on either the prime or the London Interbank Offered Rate ("LIBOR") indexes and reprice monthly. These securities were generally purchased with relatively low weighted average collateral rates as compared to current market rates in an effort to minimize prepayment risk.

   Other securities classified as available for sale or held to maturity, primarily consisting of U.S. agency securities and equity securities, increased from $4.0 million at June 30, 1997 to $6.7 million at June 30, 1998. The increase is primarily due to the purchase of equity securities. In addition, on May 31, 1998, the Company reclassified securities with a carrying and fair value of $1.2 million from the trading classification to the available for sale classification, to reflect management's intent to realize the long-term potential underlying such securities rather than to benefit from short-term changes in market values. The recent downturn in the U.S. equity markets, especially in small cap stocks, has had a negative impact on the Company's remaining equity investments. As a result, management determined than an other-than-temporary decline in the market value of certain equity securities occurred totaling $260,000 as of June 30, 1998. Over time, management believes the market price of the Company's remaining equity investments will reach estimated values based on underlying fundamentals. At June 30, 1998, the Company had no remaining trading securities.

   Liabilities. Deposits increased $17.1 million or 16.6% from June 30, 1997 to June 30, 1998. The increase in total deposits was primarily attributable to growth in certificates of deposit of $11.5 million, or 14.9%, and growth in non-interest bearing deposits of $3.0 million or 76.8%. Certificates of deposit accounted for approxi-

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

mately 74% of total deposits at June 30, 1998 and approximately 76% of total deposits at June 30, 1997. At June 30, 1998, $65.4 million or 73.4% of total certificates of deposit mature in one year or less, and $17.2 million or 19.3% of the total certificates of deposit had balances of $100,000 or more. The increase in deposits was achieved primarily through continued development of new and existing commercial and retail account relationships. In addition, the Bank has attracted and retained certificates of deposit including out-of-state jumbo accounts by offering competitive interest rates.

   Because the growth in deposits has not matched the growth in assets in recent years, the Bank began utilizing FHLB advances. During fiscal 1998, the Bank increased FHLB advances by $8.0 million. The proceeds of these advances, as well as deposit growth discussed above, were primarily used to fund loan and securities growth as well as mortgage banking activities.

   Shareholders' Equity. Shareholders' equity amounted to $23.3 million or 12.8% of total assets at June 30, 1998 compared to $22.6 million or 14.5% of total assets at June 30, 1997. The Company's trend of profitability continued in fiscal 1998 with the Company earning $830,000. The primary change in total shareholders' equity relates to net income offset by dividends and stock repurchases.

   The cost of shares issued to the Company's Employee Stock Ownership Plan ("ESOP") but not yet allocated to participants totaling $875,000 at June 30, 1998 is presented in the consolidated balance sheet as a reduction of shareholders' equity. The unearned compensation value of the Company's MRPs at June 30, 1998 totaling $361,000 also is shown as a reduction of shareholders' equity.

   The Company's securities classified as available for sale are carried at market value, with unrealized gains or losses reported as a separate component of shareholders' equity, net of federal income taxes. At June 30, 1998, the net unrealized gain was $5,000, while at June 30, 1997, the net unrealized gain was $13,000.

Results of Operations for the Year Ended June 30, 1998, Compared to the Year Ended June 30, 1997

   Net Income. Net income for fiscal 1998 was $830,000 or $.35 per basic share, compared to $923,000 or $.36 per basic share for fiscal 1997. The Company's net income decreased by $93,000 or 10.1% in fiscal 1998 from fiscal 1997. The results of operations for fiscal 1997 include a one-time assessment of $364,000, net of taxes, or $.14 per share relating to legislation signed into law on September 30, 1996 to recapitalize the SAIF. Net income for fiscal 1997 without the SAIF assessment would have been $1.3 million or $.50 per share. On a SAIF adjusted basis, net income decreased $457,000 or 35.5% for the year ended June 30, 1998 compared to June 30, 1997. The decrease was primarily due to a reduction of other income of $542,000 as a result of less successful equity securities trading activities by $531,000 a write-down of available for sale equity securities of $260,000 relating to an other-than-temporary market decline and an increase in other expenses (excluding the one-time SAIF assessment) of $764,000, primarily due to an increase in compensation and benefits. These decreases were partially offset by growth in net interest income and in gain on sale of loans of $658,000 and $163,000, respectively.

   Net income for fiscal 1998 represents a return on average equity ("ROE") of 3.58%, a decrease from 3.89% for fiscal 1997, and a return on average assets ("ROA") of .49%, a decrease from .64% for fiscal 1997.

   Net Interest Income. The Company's net income is largely dependent upon net interest income. Net interest income is the difference between the average yield earned on loans, securities and other earning assets, and the average rate paid on deposits and FHLB advances. Net interest income is affected by changes in volume and composition of earning assets and interest-bearing liabilities, market rates of interest, the level of nonperforming assets, demand for loans and other market forces.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

   Net interest income increased $658,000 for the year ended June 30, 1998 as compared to the year ended June 30, 1997. The increase in net interest income was primarily attributable to a $17.5 million or 17.0% increase in the average loan portfolio (including loans held for sale) and a $9.1 million or 39.7% increase in the average mortgage collateralized securities portfolio. The Company's average interest spread improved slightly from 2.46% to 2.48%, with improvements in yield on total interest-earning assets substantially offset by an increase in the cost of interest-bearing liabilities.

   The yield on total interest-earning assets improved from 7.61% for fiscal 1997 to 7.74% for fiscal 1998. The yield improved primarily due to the growth in the commercial and consumer loan portfolios, which in total represent 23.1% of total loans at the end of fiscal 1998 compared to 14% of total loans at the end of fiscal 1997. Management expects the continued growth in the commercial and consumer loan portfolios during fiscal 1999 will positively impact the yield on loans.

   The cost of interest-bearing liabilities increased from 5.15% for fiscal 1997 to 5.26% for fiscal 1998. The cost of interest-bearing liabilities increased primarily due to an increase in FHLB advances as a percent of total interest-bearing liabilities and, to a lesser extent, a shift in mix from lower costing demand deposit and savings accounts to higher costing money market and certificate accounts.

   Net interest margin decreased from 3.12% for fiscal 1997 to 3.04% for fiscal 1998. The reduction in net interest margin was primarily attributable to the Company becoming more leveraged through internal growth. This increase in leverage is reflected in the ratio of average interest-earning assets to average interest-bearing liabilities, which declined to 1.12x for the year ended June 30,1998 compared to 1.15x for the same period in 1997.

   The future trend of the Company's net interest income and net interest margin may be impacted by the level of loan originations, purchases, repayments, refinances, and sales, and a resulting change in the Company's composition of interest-earning assets. The relatively flat yield curve during the second half of the fiscal year resulted in a shift in borrower preference to fixed-rate mortgage loans. This resulted in borrowers converting adjustable-rate mortgage loans to 30-year fixed-rate loans, which are generally sold in the secondary market. A continued high level of refinances and conversions of adjustable-rate mortgages to fixed-rate mortgages could have a negative impact on future net interest income. Additional factors that may affect the Company's net interest income are changes in interest rates, slope of the yield curve, asset growth, maturity and repricing activity and competition.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

   Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on month end balances.

                                             Year Ended June 30,              Year Ended June 30,           Year Ended June 30,
                                                    1998                             1997                          1996
------------------------------------------------------------------------------------------------------------------------------------
                                                            Average                          Average                        Average
                                       Average               Yield/       Average             Yield/    Average              Yield/
                                       Balance    Interest   Rate(1)      Balance   Interest   Rate     Balance    Interest   Rate
------------------------------------------------------------------------------------------------------------------------------------
                                                                         (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(2)                 $120,844     $9,795     8.11%       $103,324    $8,206   7.94%     $100,350    $7,902    7.87%
  Securities                             4,461        326     7.31           5,540       387   6.99        7,987       509     6.37
  Mortgage-backed securities(3)         32,208      2,120     6.58          23,061     1,520   6.59       18,790     1,231     6.55
  Interest-bearing deposits              2,738        152     5.55           3,633       199   5.48        5,476       326     5.95
  FHLB stock                             1,958        156     7.97           1,483       116   7.81        1,475       120     8.14
------------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets      162,209     12,549     7.74         137,041    10,428   7.61      134,078    10,088     7.52
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets               8,522                             7,419                           5,410
------------------------------------------------------------------------------------------------------------------------------------
    Total assets                      $170,731                          $144,460                        $139,488
====================================================================================================================================

Interest-bearing liabilities:
  Savings, checking and MMDA's         $25,821        794     3.08         $23,507       729   3.10      $21,641       721     3.33
  Certificates of deposit               83,032      4,808     5.79          73,465     4,195   5.71       66,532     3,884     5.84
  FHLB advances                         35,803      2,010     5.61          22,433     1,225   5.46       22,236     1,325     5.96
------------------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities  144,656      7,612     5.26         119,405     6,149   5.15      110,409     5,930     5.37
------------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities          2,853                             1,340                           1,504
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                  147,509                           120,745                         111,913
Stockholders' equity                    23,222                            23,715                          27,575
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity            $170,731                          $144,460                        $139,488
====================================================================================================================================
Net interest income; average
  interest rate spread                            $ 4,937     2.48%                   $4,279  2.46%                 $4,158     2.15%
====================================================================================================================================
Net interest margin(4)                                        3.04%                           3.12%                            3.10%
====================================================================================================================================
Average interest-earning assets to
  average interest-bearing liabilities                        1.12x                           1.15x                            1.21x
====================================================================================================================================

(1) At June 30, 1998, the weighted average yields earned and rates paid were as follows: loans receivable, 7.92%; securities, 6.28%; mortgage-backed securities, 6.68%; interest-bearing deposits, 5.50%; FHLB stock, 8.00%; total interest-earning assets, 7.60%; savings, checking and MMDA's, 3.26%; certificates of deposits, 5.74%; FHLB advances, 5.48%; total interest-bearing liabilities, 5.24%; and interest spread, 2.36%.

(2) Includes nonaccrual loans and loans held for sale during the respective periods. Calculated net of deferred fees and discounts and loans in process.

(3) Includes collateralized mortgage obligations.

(4)  Net  interest   margin  equals  net  interest  income  divided  by  average interest-earning assets.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

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

                                                Year Ended                          Year Ended
                                               June 30, 1998                       June 30, 1997
                                                    vs.                                 vs.
                                                Year Ended                          Year Ended
                                               June 30, 1997                       June 30, 1996
------------------------------------------------------------------------------------------------------------
                                                 Increase                            Increase
                                                (Decrease)                          (Decrease)
                                                  Due to                              Due to
------------------------------------------------------------------------------------------------------------
                                                               Total                                 Total
                                                             Increase                              Increase
                                       Rate      Volume     (Decrease)        Rate     Volume     (Decrease)
------------------------------------------------------------------------------------------------------------
                                                                 (In Thousands)
Interest income:
  Loans receivable                    $178      $1,411        $1,589         $  70      $  234       $ 304
  Securities                            17         (78)          (61)           46        (168)       (122)
  Mortgage-backed securities            (2)        602           600             8         281         289
  Interest-bearing deposits              3         (50)          (47)          (24)       (103)       (127)
  FHLB stock                             2          38            40            (5)          1          (4)
------------------------------------------------------------------------------------------------------------

   Total interest income               198       1,923         2,121            95         245         340
------------------------------------------------------------------------------------------------------------

Interest expense:
  Savings, checking and MMDA's          (5)         70            65           (52)         60           8
  Certificates of deposit               60         553           613           (87)        398         311
  FHLB advances                         35         750           785          (112)         12        (100)
------------------------------------------------------------------------------------------------------------

  Total interest expense                90       1,373         1,463          (251)        470         219
------------------------------------------------------------------------------------------------------------

Increase (decrease) in net
   interest income                    $108      $  550         $ 658         $ 346       $(225)      $ 121
============================================================================================================

   Provision for Loan Losses. The provision for loan losses increased by $21,000 or 35% when comparing fiscal 1998 and 1997. The provision for loan losses is a result of management's periodic analysis of the allowance for loan losses.

   The allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, and other factors and estimates which are subject to change over time.

   Management believes that the allowance is adequate to provide for potential losses; however, there can be no assurance the related allowance may not have to be increased in the future. Management expects the

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

provision for loan losses to increase in the next fiscal year to keep pace with the growth in the loan portfolio and to prepare for the higher risk of loss associated with management's intention to increase the commercial and consumer loan portfolios.

   The Company's ratio of nonperforming assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .57% as of June 30, 1998 compared to .28% as of June 30, 1997. The allowance for loan losses as a percentage of total loans at June 30, 1998 increased to .21% compared to .19% at June 30, 1997. The allowance for loan losses equalled 34.5% of nonperforming loans at June 30, 1998. Nonperforming loans consisted primarily of one- to four-family properties. The ratio of net charge-offs to average loans outstanding was .01% for fiscal 1998 compared to none for fiscal 1997.

   Total Other Income. Total other income decreased by $542,000 or 34.9% in fiscal 1998 from fiscal 1997, primarily due to a $531,000 or 72.6% decrease in the net gains on trading equity securities and a $201,000 increase in net loss on securities available for sale. This amount was partially offset by a $163,000 or 32.7% increase in gain on sale of loans. The decrease in net gain on trading equity securities was primarily due to the Company's decision to stop trading equity securities in light of recent stock market volatility. The increase in net loss in securities available for sale was due to an other-than-temporary decline in certain equity securities resulting in a write-down of $260,000. The increase in gain on sale of loans is a result of higher refinancing volume from lower prevailing market interest rates compared to the prior fiscal year. The Company expects that the formation of Sunrise Mortgage Corporation and continued expansion of its retail and wholesale mortgage banking business will increase core mortgage banking volume in fiscal 1999 compared to fiscal 1998.

   Total Other Expenses. Total other expenses increased by $213,000 or 4.9% in fiscal 1998 from fiscal 1997. The increase was primarily due to higher compensation and benefits expense of $576,000 or 25.8%, and higher professional fees of $74,000 or 39.2%. In addition, fiscal 1997 total other expenses include a one-time assessment of $551,000 relating to legislation signed into law on September 30, 1996 to recapitalize the SAIF. On a SAIF adjusted basis, total other expenses increased $764,000 or 20.0% for the year ended June 30, 1998 compared to June 30, 1997.

   The increase in compensation and benefits is due in part to a greater number of full-time equivalent employees to support the growth in the mortgage banking, consumer and commercial loan departments, and a $157,000 increase in ESOP expense attributable to the higher market price of the Company's stock in fiscal 1998 compared to fiscal 1997. The Bank has completed the majority of personnel additions necessary to support continued growth in its lending areas and branches. Management expects that additional loan and deposit growth given the current staffing level should result in an improvement to the Bank's efficiency ratio for fiscal 1999. Professional fees increased due to higher consulting fees and out-sourcing the human resources function.

   Federal Income Tax Expense. Federal income tax expense decreased by $26,000 or 5.4% in fiscal 1998 from fiscal 1997, due to a decrease in pretax income.

Results of Operations for the Year Ended June 30, 1997, Compared to the Year Ended June 30, 1996

   Net Income. The Company's net income decreased by $285,000 or 23.6% in fiscal 1997 from fiscal 1996. The decrease in fiscal 1997 was primarily due to a $364,000 or $0.14 per share government mandated special assessment to recapitalize the SAIF, which is administered by the FDIC. In addition, other expenses (excluding the SAIFassessment) increased by $351,000. These amounts were partially offset by increases in net interest income and other income of $121,000 and $352,000, respectively.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

   Net Interest Income. The $121,000 or 2.9% increase in net interest income in fiscal 1997 was primarily due to a $3.0 million or 3.0% increase in the average loan portfolio and a $4.3 million or 22.7% increase in the average mortgage collaterized securities portfolio. In addition, the Company's average interest spread increased from 2.15% to 2.46%. The average interest spread increased as a result of an increase in the average yield on interest-earning assets, primarily loans, as well as a decline in the average cost of interest-bearing liabilities both in deposits and FHLB advances. These amounts were partially offset by a $9.0 million or 8.1% increase in average interest-bearing liabilities.

   Interest Income. Total interest income increased by $340,000 or 3.4% in fiscal 1997 compared to fiscal 1996. The increase was primarily due to a $3.0 million or 3.0% increase in the average loan portfolio and a $4.3 million or 22.7% increase in the average mortgage collateralized securities portfolio. The interest on loans also increased due to the average yield increasing from 7.87% in fiscal 1996 to 7.94% in fiscal 1997 resulting in a $70,000 or .9% increase in interest on loans (before giving effect to the increase in the average balance) as adjustable-rate loans repriced higher to reflect the higher prevailing market interest rates during fiscal 1997 as well as the growth in the commercial and consumer loan portfolios. These amounts were partially offset by a decline in interest on securities and other interest-earning deposits of $122,000 and $127,000, respectively, as the proceeds from sold or called securities and other available liquidity were utilized to fund loans instead of being invested in securities.

   Interest Expense. Total interest expense increased by $219,000 or 3.7% in fiscal 1997 compared to fiscal 1996, primarily due to an increase in the average deposit balance of $8.8 million. This amount was partially offset by a decrease in the average cost of deposits from 5.22% in fiscal 1996 to 5.08% in fiscal 1997.

   Interest on FHLB advances decreased $100,000 in fiscal 1997 from fiscal 1996, as the average rate paid decreased to 5.46% in fiscal 1997 from 5.96% in fiscal 1996. FHLB advances have primarily been used in addition to deposits to fund loan originations for the Bank's loan portfolio as well as to purchase adjustable-rate collateralized mortgage obligations.

   Provision for Loan Losses. The provision for loan losses did not change when comparing fiscal 1996 to fiscal 1997. The allowance for loan losses totalled $226,000, which represented .19% of the total loan portfolio and 54.2% of nonperforming loans at June 30, 1997. The nonperforming loans at June 30, 1997 were comprised of one- to four-family mortgage loans.

   Total Other Income. Total other income increased by $352,000 or 29.3% in fiscal 1997 from fiscal 1996, primarily due to a $365,000 improvement in the results of trading equity securities and a $117,000 increase in fees and service charges. These amounts were partially offset by a $118,000 decrease in gain on sale of loans. The equity securities trading portfolio was comprised of equity investments in financial institutions. The unrealized gain recognized on securities classified as trading was $131,000 at June 30, 1997.

   Gain on the sale of loans decreased by $118,000 or 19.1% due to a decline in loans sold of $12.9 million as a result of lower refinancing volume from higher prevailing market interest rates compared to the prior fiscal year as well as increased market competition. However, the decline in gain on the sale of loans was offset by an increase in fee and service charge income of $117,000 or 58.4% which was primarily related to new loan programs both at the retail level and with correspondent financial institutions. In an effort to offset the financial statement impact of lower mortgage banking volume, management placed greater emphasis on originating commercial and consumer loans for portfolio.

   Total Other Expenses. Total other expenses increased by $903,000 or 26.0% in fiscal 1997 from fiscal 1996, primarily due to a government mandated special assessment to recapitalize the SAIF, which is administered by the FDIC. The FDIC notified the Bank that the Bank's special assessment was $551,000 on a pretax basis.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

Compensation and benefits increased by $407,000 or 22.3%, which was primarily due to hiring individuals to support the growth in the mortgage banking, consumer and commercial loan departments. In addition, the Employee Stock Ownership Plan and Management Recognition Plans expenses were higher by $26,000 and $51,000 for fiscal 1997, respectively, compared to fiscal 1996. Also, occupancy expense was $60,000 higher during fiscal 1997 compared to fiscal 1996 due to the opening of the Bank's third branch location. These amounts were partially offset by a decrease in professional fees of $83,000 or 30.5% due to a reduction in consulting fees related to one-time projects.

   Federal Income Tax Expense. Federal income tax expense decreased by $143,000 or 23.0% in fiscal 1997 from fiscal 1996, due to a decline in pretax income.

Market Risk

   Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Company currently does not enter into futures, swaps or options. However, the Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Bank until the instrument is exercised.

   The Bank's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. See "Asset and Liability Management" section for additional information. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. Management realizes that certain risks are inherent and the goal is to identify and minimize the risks. The Bank has no market risk sensitivity instruments held for trading purposes.

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

   The Bank attempts to manage its interest rate risk by maintaining a high percentage of its assets in adjustable-rate mortgage loans ("ARMs"), other adjustable-rate loans and mortgage collateralized securities. The interest rate on its ARMs, however, adjusts no more frequently than once a year, with the amount of the change subject to annual limitations, whereas the interest rates on most deposits can change more frequently and are not subject to annual limitations. Significant effort has been made to reduce the duration and average life of the Bank's interest-earning assets. During fiscal 1998, the Bank's ratio of interest-sensitive assets to interest-sensitive liabilities increased primarily due to purchasing additional adjustable-rate collateralized mortgage obligations. These efforts were partially offset by a decline in the ARM portfolio by $17.1 million or 34.5% resulting from borrowers refinancing primarily to fixed-rate loans in the current low interest rate environment.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

   Another way the Bank has managed interest rate risk is by selling most of the newly originated or purchased, fixed-rate mortgages with terms of fifteen years or greater, while originating adjustable-rate loans and balloon mortgage loans for retention in the loan portfolio. In addition, the Bank continues to emphasize consumer, home equity and commercial loans which are shorter term in nature than the mortgage portfolio. At June 30, 1998, the Bank's adjustable-rate and balloon mortgage loans amounted to $57.0 million or 31.4% of total assets. Although the Bank experienced a high level of ARM prepayments during fiscal 1998, it is anticipated that the Bank will retain a sufficient amount of newly originated balloons and other loan types to offset loan prepayments and repayments in the next fiscal year.

   With its funding sources, management has attempted to reduce the impact of interest rate changes by emphasizing non-interest bearing products, and term advances from the FHLB.

   Management presently measures the Bank's interest rate risk by computing estimated changes in net interest income ("NII") and the net portfolio value ("NPV") of equity in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed quarterly by senior management and the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

   Net Portfolio Value is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market sensitive instruments in the event of sudden and sustained 1% to 4% increases and decreases in market interest rates. The following table presents the Bank's projected change in NPV and NII for the various rate shock levels at June 30, 1998:

                               Net Portfolio Value                     Net Interest Income
------------------------------------------------------------------------------------------------
Change in Interest          $ Amount         % Change           $ Amount               % Change
Rate (Basis Points)           of NPV          in NPV             of NII                  in NII
------------------------------------------------------------------------------------------------
                                                (Dollars in Thousands)
      +400                   $17,428          (14.98)%           $6,488                   24.38%
      +300                    18,356          (10.46)             6,291                    20.61
      +200                    19,129           (6.68)             5,992                    14.88
      +100                    19,771           (3.55)             5,625                     7.84
      Static                  20,499              --              5,216                     --
      (100)                   19,546           (4.65)             4,703                    (9.84)
      (200)                   17,857          (12.89)             4,110                   (21.21)
      (300)                   16,506          (19.48)             3,539                   (32.16)
      (400)                   15,211          (25.80)             2,996                   (42.57)

   As illustrated in the table, a decrease in interest rates will result in larger net decreases in the Bank's NPV as compared to an increase in interest rates. This occurs principally because, when rates decline, the Bank does not experience a significant rise in market value for its loans because borrowers prepay at relatively high rates. Also when rates decline, the yield on the Bank's adjustable-rate loans and collateralized mortgage obligations would reprice downward faster than the average cost of funds on its deposits and FHLB advances.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

   As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, expected rates of prepayments on loans, decay rates of deposits and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

   The Bank has no regulatory mandated minimum liquidity requirements. The Bank maintains a level of liquidity consistent with management's assessment of expected loan demand, proceeds from loan sales, deposit flows and yields available on interest-earning deposits and investment securities. When overnight deposits fall below management's targeted level, management generally borrows FHLB advances instead of selling securities.

   The Bank's principal sources of liquidity are deposits, principal and interest payments on loans, proceeds from loan sales, maturities of securities, sales of securities available for sale and FHLB advances. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition.

   The Bank routinely borrows FHLB advances when overnight deposits are drawn to low levels. These borrowings are made pursuant to the blanket collateral agreement with the FHLB. At June 30, 1998, the Bank has approximately $35 million of excess borrowing capacity under the blanket collateral agreement with the FHLB.

   The Company (excluding the Bank) also has a need for, and sources of, liquidity. Dividends from the Bank and interest income and gains on investments are its primary sources. The Company also has modest operating costs and has paid a regular quarterly cash dividend.

   The Bank is subject to three capital to asset requirements in accordance with banking regulations. Bank West's capital ratios are well in excess of minimum capital requirements specified by federal banking regulations. See Note 13 to consolidated financial statements for more information on the Bank's capital requirements.

Year 2000

   Management and a committee of the Board of Directors have developed a formal action plan which outlines the Bank's process for preparing itself for Year 2000 issues. The Bank's core data processing software is provided by an outside vendor. The outside vendor projects the software they provide will be Year 2000 compliant, including testing, during the fourth quarter of 1998. The Bank anticipates testing the software and integration with other third party software during the fourth quarter of 1998. Management also anticipates testing its remaining systems for Year 2000 compliance during the fourth quarter of 1998 and first quarter of 1999.

   Management presently anticipates that the costs of addressing the Year 2000 will approximate $200,000 to $250,000. These costs will be primarily for the replacement of depreciable assets. The costs associated with Year 2000 readiness are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results that might cause differences include, but are not limited to, the ability of other

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)
--------------------------------------------------------------------------------

companies on which the Company's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes, and similar uncertainties. As testing continues and more progress is made, management will continuously be assessing the estimated Year 2000 costs. As of June 30, 1998, the Bank has not incurred any direct costs relating to Year 2000 readiness, except for staff personnel time.

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

Impact of New Accounting Standards

   Information pertaining to this topic appears at the conclusion of Note 1 to the consolidated financial statements, which are included as part of this report.

   Report of Independent Auditors


--------------------------------------------------------------------------------

                        [GRAPHIC-LOGO FOR CROWE CHIZEK]

Shareholders and Board of Directors
Bank West Financial Corporation
Grand Rapids, Michigan

   We have audited the accompanying consolidated balance sheets of Bank West Financial Corporation (the "Company") as of June 30, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank West Financial Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.



                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

Grand Rapids, Michigan
August 21, 1998, except for Note 2,
  for which the date is September 18, 1998

Consolidated Balance Sheets
June 30, 1998 and 1997
--------------------------------------------------------------------------------------------------
                                                                        1998               1997
ASSETS
  Cash and due from financial institutions                        $   2,408,476      $   1,722,734
  Interestbearing deposits in financial institutions                  1,797,063          1,950,522
                                                                  -------------      -------------
      Total cash and cash equivalents                                 4,205,539          3,673,256
  Interest-bearing time deposits                                           --               99,000
  Trading securities                                                       --            2,921,251
  Securities available for sale                                      32,167,697         25,550,974
  Securities held to maturity (fair value:
    1998 - $11,079,178; 1997 - $4,001,875)                           11,084,361          4,003,575
  Loans held for sale                                                 8,156,572          2,231,151
  Loans, net                                                        118,905,611        111,530,092
  Federal Home Loan Bank (FHLB) stock                                 2,100,000          1,550,000
  Premises and equipment - net                                        3,164,905          3,128,158
  Accrued interest receivable                                           879,082            762,990
  Mortgage servicing rights                                             280,869            148,569
  Real estate owned                                                     192,080             19,912
  Other assets                                                          332,136             56,263
                                                                  -------------      -------------
                                                                  $ 181,468,852      $ 155,675,191
                                                                  =============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits                                                        $ 119,979,379      $ 102,862,152
  FHLB borrowings                                                    37,000,000         29,000,000
  Accrued interest payable                                              253,037            202,217
  Advanced payments by borrowers for taxes and insurance                512,538            491,710
  Deferred federal income tax                                           335,182            287,635
  Other liabilities                                                     114,029            239,168
                                                                  -------------      -------------
      Total liabilities                                             158,194,165        133,082,882

Commitments and contingencies

Shareholders' equity
  Preferred stock, 5,000,000 shares authorized, none issued                --                 --
  Common stock, $.01 par value; 10,000,000 shares authorized;
    2,623,629 and 1,753,475 issued at June 30, 1998 and 1997             26,237             17,535
  Additional paid-in capital                                         11,551,136         11,432,798
  Retained earnings, substantially restricted                        12,928,028         12,647,112
  Net unrealized gain on securities available for sale,
    net of tax of ($2,644) in 1998 and ($6,548) in 1997                   5,132             12,710
  Management Recognition Plan (unearned shares)                        (360,998)          (513,398)
  Employee Stock Ownership Plan (unallocated shares)                   (874,848)        (1,004,448)
                                                                  -------------      -------------
                                                                     23,274,687         22,592,309
                                                                  -------------      -------------
                                                                  $ 181,468,852      $ 155,675,191
                                                                  =============      =============

          See accompanying notes to consolidated financial statements.
16

Consolidated Statements of Income
Years ended June 30, 1998, 1997 and 1996
-------------------------------------------------------------------------------------------------------------
                                                                   1998              1997             1996
Interest and dividend income
  Loans                                                        $ 9,795,291       $ 8,206,364      $ 7,901,948
  Securities                                                     2,446,042         1,907,129        1,739,792
  Other interest-earning deposits                                  152,152           199,210          325,796
  Dividends on FHLB stock                                          155,825           115,838          120,467
-------------------------------------------------------------------------------------------------------------
                                                                12,549,310        10,428,541       10,088,003
Interest expense
  Deposits                                                       5,601,870         4,924,144        4,605,347
  FHLB borrowings                                                2,010,465         1,224,959        1,324,732
-------------------------------------------------------------------------------------------------------------
                                                                 7,612,335         6,149,103        5,930,079
-------------------------------------------------------------------------------------------------------------

Net interest income                                              4,936,975         4,279,438        4,157,924

Provision for loan losses                                           81,000            60,000           60,000
-------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses              4,855,975         4,219,438        4,097,924

Other income
  Net gain on sales of loans                                       662,203           498,666          617,286
  Fees and service charges                                         340,967           317,286          200,330
  Net gain on trading securities                                   200,148           731,156          366,465
  Net gain (loss) on securities
    available for sale                                            (201,890)             (285)          10,529
  Other income                                                      10,911             7,050            7,402
-------------------------------------------------------------------------------------------------------------
                                                                 1,012,339         1,553,873        1,202,012
Other expenses
  Compensation and benefits                                      2,809,557         2,234,337        1,827,177
  Federal deposit insurance expense                                 64,306           121,246          196,397
  FDIC special assessment                                               --           550,556               --
  Professional fees                                                263,374           188,561          272,163
  Data processing expense                                          197,487           177,878          172,596
  Occupancy expense                                                301,185           266,457          206,058
  Furniture, fixtures and equipment expense                        153,899           137,249          124,366
  Advertising                                                      111,351           119,993           87,770
  Provision to adjust loans held for sale
    to lower of cost or market                                          --                --           22,039
  Other expense                                                    683,532           575,481          560,482
-------------------------------------------------------------------------------------------------------------
                                                                 4,584,691         4,371,758        3,469,048
-------------------------------------------------------------------------------------------------------------

Income before federal income tax expense                         1,283,623         1,401,553        1,830,888

Federal income tax expense                                         453,255           478,724          622,400
-------------------------------------------------------------------------------------------------------------

Net income                                                      $  830,368        $  922,829      $ 1,208,488
=============================================================================================================

Basic earnings per share                                            $  .35            $  .36           $  .39
=============================================================================================================

Diluted earnings per share                                          $  .33            $  .36           $  .39
=============================================================================================================

Dividends per share                                                 $  .22            $  .19           $  .19
=============================================================================================================

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Years ended June 30, 1998, 1997 and 1996
-----------------------------------------------------------------------------------------------------------------------
                                                                  Net Unrealized
                                                                    Gain (Loss)
                                        Additional                 on Securities  Unearned   Unallocated      Total
                              Common      Paid-in      Retained    Available for     MRP        ESOP      Shareholders'
                               Stock      Capital      Earnings  Sale (Net of Tax) Shares      Shares        Equity
-----------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1995       $23,144   $17,812,757  $11,626,136     $(27,295)              $(1,263,648)  $28,171,094

Net income for the year
  ended June 30, 1996                                  1,208,488                                            1,208,488

Issuance of 92,575 shares
  of common stock for
  Management Recognition
  Plan (MRP)                      926       741,658                              $(742,584)

Shares earned under MRP                                                             99,120                     99,120

Cash dividends of
  $.19 per share                                        (603,382)                                            (603,382)

Repurchase of 207,375
  shares of stock              (2,074)   (2,046,987)                                                       (2,049,061)

Shares committed to
  be released under
  Employee Stock
  Ownership Plan                             34,679                                             129,600       164,279

Change in net unrealized
  gain (loss) on securities
  available for sale, net
  of tax of $92,775                                                  (180,092)                               (180,092)
----------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1996       21,996    16,542,107   12,231,242     (207,387)    (643,464)  (1,134,048)   26,810,446

Net income for the year
  ended June 30, 1997                                    922,829                                              922,829

Net grant of 1,742 shares of
  common stock for MRP                       19,852                                (19,852)

Shares earned under MRP                                                            149,918                    149,918

Cash dividends of
  $.19 per share                                        (506,959)                                            (506,959)

Repurchase of 446,100 shares
  of stock                     (4,461)   (5,189,405)                                                       (5,193,866)

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Continued)
Years ended June 30, 1998, 1997 and 1996
-----------------------------------------------------------------------------------------------------------------------
                                                                  Net Unrealized
                                                                    Gain (Loss)
                                        Additional                 on Securities  Unearned   Unallocated      Total
                              Common      Paid-in      Retained    Available for     MRP        ESOP      Shareholders'
                               Stock      Capital      Earnings  Sale (Net of Tax) Shares      Shares        Equity
-----------------------------------------------------------------------------------------------------------------------
Shares committed to be
  released under Employee
  Stock Ownership Plan                     $ 60,244                                          $  129,600   $   189,844

Change in net unrealized
  gain (loss) on securities
  available for sale, net
  of tax of $113,383                                                 $220,097                                 220,097
------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1997      $17,535    11,432,798  $12,647,112       12,710    $(513,398)  (1,004,448)   22,592,309

Net income for the year
  ended June 30, 1998                                    830,368                                              830,368

Shares earned under MRP                                                            152,400                    152,400

Cash dividends of
  $.22 per share                                        (539,433)                                            (539,433)

Issuance of 876,654 shares
  of common stock for
  three-for-two stock split,
  net of cash paid on
  fractional shares             8,767                    (10,019)                                              (1,252)

Repurchase of 7,500 shares
  of stock                        (75)     (105,863)                                                         (105,938)

Shares committed to be
  released under Employee
  Stock Ownership Plan                      216,928                                             129,600       346,528

Shares issued upon exercise
  of stock options                 10         7,273                                                             7,283

Change in net unrealized
  gain (loss) on securities
  available for sale, net of
  tax benefit of $3,904                                                (7,578)                                 (7,578)
------------------------------------------------------------------------------------------------------------------------

Balance at June 30, 1998      $26,237   $11,551,136  $12,928,028      $ 5,132    $(360,998)   $(874,848)  $23,274,687
========================================================================================================================

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------------------------------------
                                                                   1998             1997              1996
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                                    $  830,368        $  922,829      $ 1,208,488
  Adjustments to reconcile net income to
    net cash from operating activities
      Purchase of trading securities                            (2,530,635)       (5,428,775)      (2,224,537)
      Proceeds from sales of trading securities                  4,486,385         3,947,118        1,882,564
      Origination and purchase of mortgage
         loans for sale                                        (50,245,577)      (30,350,557)     (48,488,782)
      Proceeds from sales of mortgage loans                     44,982,359        32,915,164       45,798,332
      Net (gain) loss on sales of:
          Loans                                                   (662,203)         (498,666)        (617,286)
          Securities                                                 1,742          (730,871)        (376,994)
          Real estate owned                                         (2,241)             (210)          (4,806)
      Depreciation                                                 213,787           192,495          179,742
      Amortization of premium, net                                  79,741            13,848          103,072
      ESOP expense                                                 346,528           189,844          164,279
      MRP expense                                                  152,400           149,918           99,120
      Loss on disposal of fixed assets                                  --                --            2,662
      Provision for loan losses                                     81,000            60,000           60,000
      Provision to adjust loans held for sale
        to lower of cost or market                                      --                --           22,039
      Change in:
          Deferred loan fees                                      (180,698)          (77,301)         (47,292)
          Other assets and accrued interest receivable            (541,027)          (85,866)         (15,373)
          Other liabilities and accrued interest payable            (2,039)          (36,442)        (144,282)
--------------------------------------------------------------------------------------------------------------
              Net cash from operating activities                (2,990,110)        1,182,528       (2,399,054)

Cash flows from investing activities
  Purchase of FHLB stock                                          (550,000)          (75,000)              --
  Net decrease in interest-bearing time deposits                    99,000           199,000          989,000
  Loan originations, net of repayments                          (4,296,879)      (13,664,118)       3,696,997
  Loans purchased for portfolio                                 (3,295,025)       (2,156,750)      (1,921,400)
  Purchase of securities available for sale                    (24,143,884)      (14,725,895)     (21,217,480)
  Proceeds from sales of securities available for sale          15,634,260        10,731,577       14,077,014
  Purchase of securities held to maturity                      (11,102,747)       (3,002,813)              --
  Proceeds from maturities, calls and principal
    payments of securities available for sale                    2,786,772         1,545,498        8,874,974
  Proceeds from maturities, calls and principal
    payments of securities held to maturity                      4,000,625         1,000,000        2,877,708
  Property and equipment expenditures                             (250,534)         (213,681)        (202,205)
  Proceeds from sale of real estate owned                          162,918            25,566           50,181
--------------------------------------------------------------------------------------------------------------
              Net cash from investing activities               (20,955,494)      (20,336,616)       7,224,789

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
Years ended June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------------------------------------
                                                                   1998              1997             1996
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net increase in deposits                                    $ 17,117,227      $ 11,834,080     $  5,847,822
  Repayment of FHLB borrowings                                 (43,000,000)      (11,000,000)     (11,922,256)
  Proceeds from FHLB borrowings                                 51,000,000        21,000,000        6,000,000
  Repurchase of common stock                                      (105,938)       (5,193,866)      (2,049,061)
  Issuance of shares upon exercise of
    stock options                                                    7,283                --               --
  Dividends paid on common stock                                  (540,685)         (506,959)        (603,382)
--------------------------------------------------------------------------------------------------------------
        Net cash from financing activities                      24,477,887        16,133,255       (2,726,877)
--------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                            532,283        (3,020,833)       2,098,858

Cash and cash equivalents at beginning of period                 3,673,256         6,694,089        4,595,231
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                    $  4,205,539      $  3,673,256     $  6,694,089
==============================================================================================================

Supplemental disclosures of cash flow information:
  Cash paid during the period for
    Interest                                                  $  7,561,515      $  6,103,832     $  5,954,870
    Income taxes                                                   768,119           456,050          520,000

Supplemental disclosure of noncash investing activities:
  Transfer of loans from held for sale
    to held to maturity                                                 --                --        1,756,663
  Transfer from loans to real estate owned                         316,083            45,268           45,375

   During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale.

   During November of 1995, securities with a carrying value of $15,008,666 and a fair value of $14,964,245 were transferred from securities held to maturity to securities available for sale.


          See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations: Bank West Financial Corporation (the "Company") was organized as a thrift holding company for Bank West (the "Bank"), a state-chartered stock savings bank. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation. The Bank's primary services include accepting deposits and making mortgage and installment loans in Kent County and Eastern Ottawa County, Michigan. The Bank also engages in mortgage banking activities consisting of selling originated and purchased loans into the secondary market. The Bank has formed a wholly-owned mortgage company for the purpose of selling non-conforming originated and purchased loans into the secondary market.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the classification and carrying value of securities, mortgage servicing rights, and loans held for sale and the fair value of stock options and other financial instruments.

   Concentrations of Credit Risk: The Bank grants mortgage loans to customers primarily in Kent County and Eastern Ottawa County, Michigan. No significant number of the Bank's customers are employed at any one specific entity or in any one specific industry. The Bank grants primarily one-to four-family residential real estate loans. Substantially all loans are secured by specific items of collateral, primarily single-family residences.

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

   Securities: Securities which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Securities, other than trading securities, that might be sold prior to maturity are classified as available for sale. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity, until realized. Securities are written down to fair value when a decline in fair value is not temporary.

   Gains and losses on the sale of securities available for sale are determined using the specific identification method. Premiums and discounts on securities are recognized in interest income using the level yield method over the period to maturity.

   Loans Held for Sale: Mortgage loans originated and purchased for sale in the secondary market are carried at the lower of cost or estimated market value on an individual loan basis. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when proceeds from the loan sales are received by the Bank.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

   Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

   Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

   Mortgage Loan Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

   Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line method with useful lives ranging from 31 to 40 years. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from three to ten years. Maintenance and repairs are charged to expense and improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

   Real Estate Owned: Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, the property is carried at the lower of cost or fair value, less estimated costs to sell. A valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Costs relating to improvement of property are capitalized, whereas costs and revenues relating to the holding of property are expensed.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Income Taxes: Income tax expense is based on the amount of taxes due on the Company's tax return plus changes in the deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates.

   Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP but not yet allocated to participants is presented as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings while dividends on unallocated ESOP shares are reflected as a reduction of debt and accrued interest.

   Management Recognition Plan (MRP): The MRP is a stock award plan for which the measurement of total compensation cost is based upon the fair value of the shares on the date of grant. MRP awards vest in five equal annual installments from the date of grant, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the MRPs is recognized on a prorata basis over the vesting period of the awards. The unearned compensation value of the MRPs is shown as a reduction of shareholders' equity.

   Stock Option Plan (SOP): Expense for employee compensation under SOPs is recognized only if options are granted below the market price at the grant date. As shown in a separate note, pro forma disclosures of net income and earnings per share are provided as if the fair value method were used for stock-based compensation.

   Preferred Stock: The Company is authorized to issue 5,000,000 shares of preferred stock. Such stock may be issued with such preferences and designations as the Board of Directors may determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may have the effect of impeding an unfriendly takeover or attempted change in control.

   Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

   Earnings and Dividends Per Share: The accounting standard for computing earnings per share was revised for fiscal 1998, and all earnings per share data previously reported have been restated to follow the new standard. Basic earnings per share is based on weighted average common shares outstanding. ESOP shares are considered outstanding as they are committed to be released; unearned shares are not considered outstanding. MRP shares are considered outstanding as they vest. Diluted earnings per share further assumes issuance of dilutive potential common shares relating to outstanding stock options and unvested MRP shares. All earnings and dividends per share amounts have been retroactively adjusted for a three-for-two stock split paid in December, 1997.

   Issued But Not Yet Adopted Accounting Standards: Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued by the FASB in 1996. It revised the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It was effective for some transactions in fiscal 1997 and will be effective for others in fiscal 1998. The effect on the consolidated financial statements was not material.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   A new accounting standard, SFAS No. 130, Reporting Comprehensive Income, has been issued which will require future reporting of comprehensive income beginning with the quarter ended September 30, 1998. Comprehensive income is net income plus changes in the unrealized gain (loss) on securities available for sale, net of tax.

   A new accounting standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, will require future reporting of additional information related to material business segments beginning with the year ended June 30, 1999. The Company is in the process of determining whether the new standard would result in the identification of additional reportable business segments.

   A new accounting standard, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will require all derivatives to be recognized at fair value as either assets or liabilities in the Consolidated Balance Sheets beginning with the quarter ended September 30, 1999. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Company does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

   Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - SECURITIES

   The amortized cost and estimated market values of securities at June 30, are as follows:

Available for Sale
                                                                   Gross           Gross
                                               Amortized        Unrealized      Unrealized           Fair
                                                 Cost              Gains          Losses             Value
--------------------------------------------------------------------------------------------------------------
1998
  U.S. agencies                               $ 3,995,488              --       $   (3,613)       $ 3,991,875
  Mortgage-backed securities                      817,236              --           (9,916)           807,320
  Collateralized mortgage obligations          24,596,237        $230,029         (210,089)        24,616,177
  Equity securities                             2,750,960          61,250          (59,885)         2,752,325
--------------------------------------------------------------------------------------------------------------
                                              $32,159,921        $291,279       $ (283,503)       $32,167,697
==============================================================================================================

1997
  U.S. agencies                               $ 2,998,182              --       $  (21,544)        $2,976,638
  Mortgage-backed securities                    1,579,891         $ 4,016           (1,212)         1,582,695
  Collateralized mortgage obligations          20,953,643          88,217          (50,219)        20,991,641
--------------------------------------------------------------------------------------------------------------
                                              $25,531,716        $ 92,233       $  (72,975)       $25,550,974
==============================================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)


Held to Maturity                                                   Gross           Gross
                                               Amortized        Unrealized      Unrealized           Fair
                                                 Cost              Gains          Losses             Value
-------------------------------------------------------------------------------------------------------------
1998
  Collateralized mortgage obligations         $11,084,361         $42,498         $(47,681)       $11,079,178
=============================================================================================================

1997
  U.S. agencies                               $ 1,000,762         $ 1,113               --        $ 1,001,875
  Collateralized mortgage obligations           3,002,813              --         $ (2,813)         3,000,000
-------------------------------------------------------------------------------------------------------------
                                              $ 4,003,575         $ 1,113         $ (2,813)       $ 4,001,875
=============================================================================================================

   The scheduled maturities of securities available for sale and securities held to maturity at June 30, 1998 are shown below. Securities not due at a single maturity date are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                -- Available for Sale --            -- Held to Maturity --
                                               Amortized          Fair            Amortized          Fair
                                                 Cost             Value             Cost             Value
--------------------------------------------------------------------------------------------------------------
  Due after one year through
    five years                                $ 3,995,488      $ 3,991,875               --                --
  Mortgage-backed securities
    and collateralized mortgage
    obligations                                25,413,473       25,423,497      $11,084,361       $11,079,178
  Equity securities                             2,750,960        2,752,325
--------------------------------------------------------------------------------------------------------------
                                              $32,159,921      $32,167,967      $11,084,361       $11,079,178
==============================================================================================================

   Proceeds from sales of securities amounted to approximately $20,121,000, $14,679,000 and $15,969,000 for the years ended June 30, 1998, 1997 and 1996, respectively, including approximately $4,486,000, $3,947,000, and $1,883,000 relative to trading securities for the years ended June 30, 1998, 1997 and 1996.

   Gains (losses) on securities, reflected in the consolidated statements of income, were as follows for the years ended June 30:

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

                                                   1998             1997              1996
---------------------------------------------------------------------------------------------
Gross realized gains on sales of:
  Securities available for sale                  $ 59,447         $ 17,075          $ 27,965
  Trading securities                              667,238          602,570           372,278
---------------------------------------------------------------------------------------------

                                                  726,685          619,645           400,243
Gross realized losses on sales of:
  Securities available for sale                    (1,059)         (17,360)          (17,436)
  Trading securities                                   --           (1,977)               --
---------------------------------------------------------------------------------------------

                                                   (1,059)         (19,337)          (17,436)
---------------------------------------------------------------------------------------------

Net realized gains                                725,626          600,308           382,807
Net unrealized gain (loss) on trading securities (467,070)         130,563            (5,813)
Other-than-temporary market decline of
  available for sale securities                  (260,278)              --                --
---------------------------------------------------------------------------------------------

                                                 $ (1,742)        $730,871          $376,994
=============================================================================================



   During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale to reflect management's intent to realize the long-term potential underlying such securities rather than to benefit from short-term changes in market values.

   As of September 18, 1998, the fair value of certain equity securities included in the available for sale classification have declined by $269,000 from June 30, 1998.

NOTE 3 - SECONDARY MARKET MORTGAGE ACTIVITIES

   The following summarizes the Bank's secondary market mortgage activities, which consist solely of one-to four-family real estate loans:

                                                  1998              1997            1996
---------------------------------------------------------------------------------------------
Loans held for sale - beginning of period     $ 2,231,151       $ 4,297,092     $  2,746,019
Activity during the periods:
  Loans originated and purchased for sale      50,245,577        30,350,557       48,488,782
  Proceeds from sale of mortgage loans        (44,982,359)      (32,915,164)     (45,798,332)
  Transfer of loans from held for sale to
    held to maturity                                   --                --       (1,756,663)
  Gain on sale of loans                           662,203           498,666          617,286
---------------------------------------------------------------------------------------------

Loans held for sale - end of period           $ 8,156,572       $ 2,231,151     $  4,297,092
=============================================================================================

   Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                  1998             1997             1996
---------------------------------------------------------------------------------------------
Mortgage loan portfolios serviced for
  FHLMC                                       $33,201,177       $26,980,056      $28,590,578
=============================================================================================

Loan servicing fee income                      $   78,433         $  70,661       $   66,725
=============================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 3 - SECONDARY MARKET MORTGAGE ACTIVITIES (Continued)

   Custodial escrow balances maintained in connection with the foregoing loan servicing were $192,262 and $116,813 at June 30, 1998 and 1997.

   Following is the activity for mortgage servicing rights for the years ended June 30:

                                                   1998             1997             1996
---------------------------------------------------------------------------------------------
  Balance at July 1                              $148,569         $142,697          $ 68,196
    Additions                                     190,800           16,372           124,501
    Amortization                                  (58,500)         (10,500)          (50,000)
---------------------------------------------------------------------------------------------

  Balance at June 30                             $280,869         $148,569          $142,697
=============================================================================================

NOTE 4 - LOANS
   Loans are classified as follows at June 30:

                                                                    1998            1997
---------------------------------------------------------------------------------------------
  Real estate loans:
    One-to four-family residential - fixed rate                $ 15,383,013     $ 18,595,586
    One-to four-family residential - balloon                     24,413,846       12,493,524
    One-to four-family residential - adjustable                  32,599,924       49,743,799
    Construction                                                 24,730,805       21,500,849
    Commercial mortgages                                          6,485,449        2,764,314
    Home equity lines of credit                                   9,877,359        6,370,698
    Second mortgages                                              8,148,412        4,252,996
    Land development                                                675,498           59,764
---------------------------------------------------------------------------------------------

          Total mortgage loans                                  122,314,306      115,781,530
  Consumer loans                                                  1,665,606        1,081,391
  Commercial non-mortgage                                         3,253,091        2,032,190
---------------------------------------------------------------------------------------------

          Total                                                 127,233,003      118,895,111
  Less:
    Loans in process                                              8,248,310        7,169,073
    Net deferred fees (costs)                                      (210,614)         (29,916)
    Allowance for loan losses                                       289,696          225,862
---------------------------------------------------------------------------------------------

                                                               $118,905,611     $111,530,092
=============================================================================================

   An analysis of the allowance for loan losses for the years ended June 30 is follows:

                                                   1998             1997             1996
----------------------------------------------------------------------------------------------
  Beginning balance                              $225,862         $165,862          $108,000
    Provision charged to operations                81,000           60,000            60,000
    Charge-offs, net of recoveries                (17,166)              --            (2,138)
----------------------------------------------------------------------------------------------

  Ending balance                                 $289,696         $225,862          $165,862
==============================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 4 - LOANS (Continued)

   During the years ended June 30, 1998, 1997 and 1996, the Company had no loans which were considered impaired.

   Certain directors and executive officers of the Company and the Bank (including family members, affiliates, and companies in which they are principal owners) had loans outstanding with the Bank in the ordinary course of business. The amounts were not material for the years ended June 30, 1998 and 1997.


NOTE 5 - PREMISES AND EQUIPMENT - NET

   A summary of premises and equipment is as follows at June 30:

                                                                  1998              1997
--------------------------------------------------------------------------------------------
  Land                                                         $  529,300        $  529,300
  Bank building and improvements                                2,399,476         2,361,987
  Furniture and equipment                                       1,180,697           967,652
--------------------------------------------------------------------------------------------

                                                                4,109,473         3,858,939
  Accumulated depreciation                                       (944,568)         (730,781)
--------------------------------------------------------------------------------------------

                                                               $3,164,905        $3,128,158
============================================================================================


NOTE 6 - DEPOSITS

   Deposits at June 30 are summarized as follows:

                                                         1998                               1997
------------------------------------------------------------------------------------------------------------
                                               Amount             %                Amount               %
------------------------------------------------------------------------------------------------------------
  Noninterest-bearing                        $ 7,010,473        5.84%          $ 3,965,790            3.86%
  Now accounts and MMDAs                       4,434,858         3.70            3,848,395             3.74
  Passbook and statement savings              19,334,577        16.11           17,387,602            16.90
  Certificates of deposit                     89,199,471        74.35           77,660,365            75.50
-----------------------------------------------------------------------------------------------------------

                                            $119,979,379      100.00%         $102,862,152          100.00%
===========================================================================================================

   At June 30, 1998, the scheduled maturities of all certificates of deposit are as follows by fiscal year-end:


                                  1999                       $65,436,775
                                  2000                        17,718,016
                                  2001                         1,944,699
                                  2002                         1,953,959
                                  2003                         2,096,984
                                  Thereafter                      49,038
--------------------------------------------------------------------------------
                                                             $89,199,471
================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 6 - DEPOSITS (Continued)

   As of June 30, 1998 and 1997, the Bank had time deposit accounts with balances of $100,000 or more of $17,183,000 and $14,120,000. Related party deposits were $2,095,000 and $974,000 at June 30, 1998 and 1997.

   On September 30, 1996, as part of the omnibus appropriations package signed by President Clinton, the government mandated a special assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The one-time, special SAIF assessment amounted to $.657 for every $100 of SAIF-insured deposits as of March 31, 1995. The FDIC notified the Bank that the Bank's special assessment was $551,000 which, after taxes, reduced the Company's net income by $364,000 or $.14 per share for the year ended June 30, 1997. The Bank's deposit premiums, which were $.23 for every $100 of assessable deposits in 1996, were reduced to $.064 for every $100 of assessable deposits beginning January 1, 1997.

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

   Advances   from  the  Federal   Home  Loan  Bank   (FHLB)  of   Indianapolis,
collateralized by mortgage loans and securities under a blanket collateral agreement, consist of the following at June 30:

                                                       Rate at
              Date Due                              June 30, 1998                1998                1997
-------------------------------------------------------------------------------------------------------------
   Putable advances:
     January 29, 2003                                   5.23%                $10,000,000                  --
     January 16, 2008                                    5.33                 10,000,000                  --
     April 30, 2008                                      5.23                  2,000,000                  --

   Adjustable rate advances:
     August 4, 1997 - reprices quarterly                                              --         $ 3,000,000
     September 22, 1997 - reprices quarterly                                          --           1,000,000
     October 27, 1997 - reprices daily                                                --           1,000,000
     October 30, 1997 - reprices monthly                                              --           2,000,000
     November 3, 1997 - reprices daily                                                --           1,000,000
     December 15, 1997 - reprices quarterly                                           --           1,000,000
     December 18, 1997 - reprices quarterly                                           --           1,000,000
     December 22, 1997 - reprices daily                                               --           3,000,000
     December 24, 1997 - reprices quarterly                                           --           2,000,000
     March 27, 1998 - reprices quarterly                                              --           2,000,000
     April 30, 1998 - reprices quarterly                                              --           1,000,000
     September 14, 1998 - reprices daily                 5.75                  1,000,000                  --
     September 16, 1998 - reprices daily                 5.75                  1,000,000                  --
     October 13, 1998 - reprices daily                   5.75                  1,000,000                  --
     October 30, 1998 - reprices monthly                 5.81                  4,000,000           4,000,000
     November 16, 1998 - reprices daily                  5.75                  1,000,000                  --
     December 28, 1998 - reprices daily                  5.75                  1,000,000                  --
     April 30, 1999 - reprices quarterly                 5.69                  1,000,000                  --
     October 30, 1999 - reprices monthly                 5.81                  5,000,000           5,000,000
     August 26, 2001 - reprices monthly                                               --           2,000,000
-------------------------------------------------------------------------------------------------------------
                                                                             $37,000,000         $29,000,000
=============================================================================================================

30

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS (Continued)

   For the putable advances, the FHLB has the option to convert the advance to an adjustable rate beginning one, two or five years after the purchase date, depending on the advance, and quarterly thereafter.

   Maturities of borrowings outstanding at June 30, 1998 are as follows for the next 5 years:

                                    1999                     $10,000,000
                                    2000                       5,000,000
                                    2001                              --
                                    2002                              --
                                    2003                      10,000,000
                                    Thereafter                12,000,000
--------------------------------------------------------------------------------

                                                             $37,000,000
================================================================================

   Prepayment of certain remaining advances is permitted only upon the Bank's termination of its FHLB membership, while others are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB. The Bank did not incur prepayment penalties for the years ended June 30, 1998 and 1997.


NOTE 8 - FEDERAL INCOME TAXES

   The provision for federal income taxes for the years ended June 30 consists of the following:

                                                   1998             1997             1996
---------------------------------------------------------------------------------------------
Current income tax expense                       $401,804         $530,231          $496,158
Deferred income tax expense (benefit)              51,451          (51,507)          126,242
---------------------------------------------------------------------------------------------

                                                 $453,255         $478,724          $622,400
=============================================================================================

   Deferred tax assets and liabilities at June 30 consist of the following:

                                                                  1998               1997
---------------------------------------------------------------------------------------------
Deferred tax assets:
  Loan fees                                                            --         $   20,120
  Accrued expenses                                               $ 15,300             16,116
  Management Recognition Plan                                      34,054             34,200
  Loans marked-to-market                                           89,422             27,736
  Other                                                            31,084              3,067
---------------------------------------------------------------------------------------------

                                                                  169,860            101,239
Deferred tax liabilities
  Loan fees                                                        81,172                 --
  Bad debt allowance                                              162,555            188,779
  FHLB stock dividend                                              49,116             49,116
  Fixed assets                                                    114,060             93,917
  Mortgage servicing rights                                        95,495             50,514
  Unrealized gain on securities available for sale                  2,644              6,548
---------------------------------------------------------------------------------------------

                                                                  505,042            388,874
---------------------------------------------------------------------------------------------

Net deferred tax liability                                      $(335,182)         $(287,635)
=============================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 8 - FEDERAL INCOME TAXES (Continued)

   No valuation allowance was provided on deferred tax assets.

   The provision for federal income taxes differs from that computed at the statutory corporate tax rate as follows:

                                                                Years ended
                                                 ---------------- June 30, ------------------

                                                   1998             1997             1996
---------------------------------------------------------------------------------------------
   Statutory rate                                      34%              34%               34%
   Tax expense at statutory rate                 $436,432         $476,528          $622,502
   Tax exempt interest                                 --               --              (639)
   Stock compensation plans                        16,982            3,150             2,669
   Other                                             (159)            (954)           (2,132)
---------------------------------------------------------------------------------------------

                                                 $453,255         $478,724          $622,400
=============================================================================================

   Effective rate                                      35%              34%               34%

   Differences in the deduction for bad debts for tax and financial statement purposes after 1988 are included in deferred taxes. For years prior to 1988, the Bank had determined taxable income after deducting a provision for bad debts in excess of such provisions recorded in the financial statements. Accordingly, retained earnings at June 30, 1998 and 1997 includes approximately $3,364,000 on which no provision for federal income taxes has been made. The amount of unrecorded deferred taxes is $1,144,000. If this portion of retained earnings is used for any purpose other than to absorb bad debts, the amount used will be added to future taxable income.

   The Company files consolidated federal income tax returns on a fiscal year basis. Prior to July 1, 1997, if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $265,572 and is payable over a six-year period beginning no later than the year ending June 30, 1999.

NOTE 9 - EARNINGS PER SHARE

   A reconciliation of the numerators and denominators of basic and diluted earnings per share for the years ended June 30 are as follows:

                                                                   1998             1997             1996
-------------------------------------------------------------------------------------------------------------
   Basic earnings per share
     Net income available to common shareholders                $  830,368       $  922,829        $1,208,488
-------------------------------------------------------------------------------------------------------------

     Weighted average common shares outstanding                  2,370,243        2,572,335         3,096,934
-------------------------------------------------------------------------------------------------------------

     Basic earnings per share                                       $  .35           $  .36          $    .39
=============================================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 9 - EARNINGS PER SHARE (Continued)

                                                                   1998              1997             1996
--------------------------------------------------------------------------------------------------------------
Diluted earnings per share
   Net income available to common shareholders                 $   830,368         $ 922,829       $1,208,488
--------------------------------------------------------------------------------------------------------------

   Weighted average common shares outstanding                    2,370,243         2,572,335        3,096,934

   Add:  dilutive effects of assumed exercise of
  stock options and unvested MRP's
       Stock options                                               107,670            10,827              269
       MRP shares                                                   10,413                --               --
--------------------------------------------------------------------------------------------------------------

   Weighted average common and dilutive
     potential common shares outstanding                         2,488,326         2,583,162        3,097,203
--------------------------------------------------------------------------------------------------------------

   Diluted earnings per share                                      $   .33           $   .36          $   .39
==============================================================================================================

   Stock options for 26,026 and 78,113 shares of common stock were not considered in the computation of diluted earnings per share for the years ended June 30, 1997 and 1996, respectively, as they were antidilutive. All share and per share amounts have been retroactively adjusted for stock splits.


NOTE 10 - COMMITMENTS, CONTINGENCIES AND FINANCIAL
   INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans, unused lines of credit, loans in process and letters of credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

   The contract  amounts of these  financial  instruments are as follows at June
30:

                                                      1998               1997
--------------------------------------------------------------------------------
   Commitments to make loans                       $7,035,000         $3,201,000
   Unused lines of credit                          11,172,000          6,208,000
   Loans in process                                 8,248,000          7,169,000
   Letters of credit                                  278,000                 --

   Approximately 61% and 33% of commitments to make loans and to fund loans in process were made at fixed rates as of June 30, 1998 and 1997. Rate ranges for these fixed rate commitments were 7.0% to 9.125% and 7.625% to 12.25% as of June 30, 1998 and 1997. Lines of credit are issued at current market rates.

   The Company does not anticipate any losses as a result of these commitments. Collateral obtained upon exercise of the commitment is determined using the Bank's credit evaluation of the borrower, and may include real estate, business assets and other items. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 10 - COMMITMENTS, CONTINGENCIES AND FINANCIAL
   INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

   The Company is a defendant in a lawsuit. The complaint alleges that the Company has been engaged in the unauthorized practice of law as the result of charging a fee for preparing loan documents. The complaint seeks class action certification, restitution of all fees paid for the last six years, interest, attorney fees and other costs. Management believes after consultation with legal counsel, that the complaint is wholly without merit, and intends to vigorously defend against this suit and has filed a motion for summary judgment and dismissal.

   The Company and the Bank are also subject to certain other legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

   The Company has entered into employment agreements with four of its officers. Under the terms of those agreements, certain events leading to separation from the Company could result in cash payments aggregating up to approximately $728,000 if termination occurred in calendar 1999.


NOTE 11 - EMPLOYEE BENEFIT PLANS

   The Company participates in the Financial Institutions Retirement Fund, a multi-employer defined benefit pension plan. Substantially all employees are eligible for participation in the Plan. The benefits are based on a percentage of the participant's career average salary for each year of service. An employee becomes fully vested upon completion of five years of qualifying service. The plan is currently overfunded and did not require contributions or charges against income for the years ended June 30, 1998, 1997 and 1996. Specific plan assets and accumulated benefit information for the Company's portion of the Fund is not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. Since the plan is overfunded, no liability for contributions is necessary.

   The Company maintains a qualified 401(k) plan covering substantially all employees. Employees who are 18 years and older and who have completed 1,000 hours of service in a 12 consecutive-month period are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 25% of the first 3% of employee contributions. Although not required, the Company also has the option to make an additional, nonelective contribution to the plan. Beginning after 2 years of service, employees become vested in the Company's contributions at the rate of 20% per year, with 100% vesting occurring after 6 years of service. The Company's contribution for fiscal 1998, 1997 and 1996 was approximately $9,600, $5,200 and $3,000, respectively.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

Employee Stock Ownership Plan (ESOP)

   An ESOP was established for the benefit of substantially all employees. The ESOP borrowed $1,296,048 from the Company and used those funds to acquire 243,009 shares of the Company's stock at $5.33 per share.

   Shares issued to the ESOP are committed to be released based on the number of unallocated shares held immediately before release for the current plan year multiplied by a fraction. The numerator of the fraction is the amount of quarterly principal and interest paid. The denominator of the fraction is the sum of the numerator plus the principal and interest to be paid for all future periods. The loan is secured by shares purchased with the loan

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Contiued)

proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. Principal and interest payments are scheduled to occur in quarterly amounts of $45,326 over a ten-year period. The balance of the loan was $968,684 at June 30, 1998. An employee becomes fully vested upon completion of seven years of qualifying service. Upon withdrawal from the plan, participants are entitled to a distribution in cash or Company stock, or both.

   During 1998, 1997 and 1996, 24,300 shares of stock with an average fair value of $14.26 per share in 1998, $7.81 per share in 1997 and $6.76 per share in 1996 were committed to be released. Distributions of 4,802 and 1,295 shares were made to participants during the years ended June 30, 1998 and 1997. ESOP compensation expense for the years ended June 30, 1998, 1997 and 1996 was $346,528, $189,844, and $164,279. Shares held by the ESOP at June 30 are as follows:

                                                     1998               1997
------------------------------------------------------------------------------
   Allocated to participants                        72,878             53,380
   Unallocated                                     164,034            188,334
------------------------------------------------------------------------------

   Total ESOP shares                               236,912            241,714
------------------------------------------------------------------------------

   Fair value of unallocated shares             $2,316,980         $1,695,006
==============================================================================


All share and per share amounts have been retroactively adjusted for stock splits.

Stock Option Plan (SOP) and Management Recognition Plan (MRP)

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

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Contiued)

                                     Directors' SOP    Employees' SOP     Directors' MRP      Employees' MRP
                                            Weighted           Weighted          Weighted            Weighted
                                             Average            Average           Average             Average
                                            Exercise           Exercise         Grant Date          Grant Date
                                    Options   Price    Options   Price   Shares Fair Value  Shares  Fair Value
--------------------------------------------------------------------------------------------------------------
Total options/shares available      104,146           243,009            41,657              97,206
Balance outstanding
  July 1, 1995
    Grant 10/25/95                   78,113  $ 6.96                      37,488     $6.67
    Grant 10/26/95                                                                           73,875    $6.67
    Grant 11/1/95                                      36,000    $6.63
--------------------------------------------------------------------------------------------------------------

Balance outstanding
  June 30, 1996                      78,113    6.96    36,000     6.63   37,488      6.67    73,875     6.67
    Granted 7/8/96                                     21,450     7.33
    Granted 10/25/96                 26,026    7.25                       4,169      7.25
    Granted 12/20/96                                   88,350     7.17
    Forfeited                                          (6,150)    7.08                      (1,555)     6.67
--------------------------------------------------------------------------------------------------------------

Balance outstanding
  June 30, 1997                     104,139    7.03   139,650     7.06   41,657      6.73    72,320     6.67
    Granted 9/2/97                                     69,000   11.375
    Exercised                                          (1,000)    7.28
    Forfeited                                          (3,150)    7.36
--------------------------------------------------------------------------------------------------------------

Balance outstanding
  June 30, 1998                     104,139    7.03   204,500     8.51   41,657      6.73    72,320     6.67
==============================================================================================================

    Options/shares exercisable
      (vested)                       36,450            34,450            15,827              28,928
==============================================================================================================
    Options/shares available for
      future grant                        7            37,509                 0              24,886
==============================================================================================================

   During the years ended June 30, 1998, 1997 and 1996, $152,400,  $149,918, and
$99,120 was charged to compensation expense for the MRPs.

   The following pro forma information presents net income and earnings per share had the fair value method of Statement of Financial Accounting Standards No. 123 (SFAS No. 123) been used to measure compensation cost for stock options granted during fiscal 1998, 1997 and 1996. No compensation cost was actually recognized for stock options for the years ended June 30, 1998, 1997 and 1996.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Contiued)

                                                                                 Years ending
                                                                  ---------------- June 30, ----------------

                                                                    1998             1997            1996
-------------------------------------------------------------------------------------------------------------
       Net income as reported                                     $  830,368       $922,829        $1,208,488
       Pro forma net income                                          716,649        885,286         1,175,228

       Basic earnings per share as reported                              .35            .36               .39
       Pro forma basic earnings per share                                .30            .33               .38

       Diluted earnings per share as reported                            .33            .36               .39
       Pro forma diluted earnings per share                              .29            .33               .38

       Weighted-average grant-date fair value per option                2.07            .96               .92

   In future years, the pro forma effect of not applying SFAS No. 123 is expected to increase as additional options are granted.

   The fair value of options granted during the years ended June 30, 1998, 1997 and 1996, respectively, is estimated using the following weighted-average information: risk-free interest rate of 6.22%, 6%, and 5.75%, expected life of 5 years, expected monthly volatility of stock price of 7.1%, 6.3% and 6.3%, and expected dividends of 1.90%, 3% and 2.49% per year.

   At June 30, 1998, options outstanding were as follows:

       Number of options                                             308,639
       Range of exercise price                               $6.63 - $11.375
       Weighted-average exercise price                                 $8.00
       Weighted-average remaining option life                     8.13 years
       For options now exercisable:  number                           70,900
       Weighted-average exercise price                                 $6.98

   All share and per share amounts have been retroactively adjusted for stock splits.


NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

   Effective December 29, 1997, Bank West, the Company's wholly-owned subsidiary, completed its conversion to a Michigan chartered savings bank. As a state chartered savings bank, Bank West's primary regulatory agencies are the Financial Institutions Bureau of the State of Michigan and the Federal Deposit Insurance Corporation.

   The Bank is subject to regulatory capital requirements administered by these federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

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

                                     Capital to Risk-
                                     Weighted Assets            Tier 1 Capital
--------------------------------------------------------------------------------
                                  Total          Tier 1       to Adjusted Assets
--------------------------------------------------------------------------------
   Well capitalized               10%              6%                5%
   Adequately capitalized           8               4                 4
   Undercapitalized                 6               3                 3

   As a  result  of the  Bank's  charter  change,  the  June  30,  1998 and 1997
regulatory   capital  levels  are  based  upon  the  Federal  Deposit  Insurance
Corporation and Office of Thrift Supervision guidelines, respectively.

   At year end, actual capital levels (dollars in millions) and minimum required levels were:

                                                                                                Minimum Required
                                                                                                    to be Well
                                                                         Minimum Required        Capitalized Under
                                                                            for Capital          Prompt Corrective
                                                      Actual             Adequacy Purposes      Action Regulations
---------------------------------------------------------------------------------------------------------------------------
                                                Amount      Ratio       Amount      Ratio       Amount      Ratio
---------------------------------------------------------------------------------------------------------------------------
1998
  Total capital (to risk weighted assets)        $20.1      20.9%        $7.7      8.0%          $ 9.6     10.0%
  Tier 1 capital (to risk weighted assets)        19.8       20.6         3.9       4.0            5.8       6.0
  Tier 1 capital (to average total assets)        19.8       11.3         7.0       4.0            8.8       5.0

1997
  Total capital (to risk weighted assets)        $18.7      23.4%        $6.4      8.0%          $ 8.0     10.0%
  Tier 1 (core) capital (to risk weighted
    assets)                                       18.4       23.1         3.2       4.0            4.8       6.0
  Tier 1 (core) capital (to adjusted total
    assets)                                       18.4       12.2         4.5       3.0            7.6       5.0
  Tangible capital (to adjusted total
    assets)                                       18.4       12.2         2.3       1.5              N/A

   At June 30, 1998 and 1997, the Bank was categorized as well capitalized.

   During fiscal 1997, the Bank made a capital distribution to the Company in the amount of $2,500,000. This distribution was made primarily to allow the Company to make stock repurchase transactions discussed in Note 14.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

   At the time of conversion to a stock association, the Bank established a liquidation account with an initial balance of $11,150,000, which is equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

   Federal and state banking laws and regulations place certain restrictions on the amount of dividends a bank can pay to its holding company. Under the most restrictive of these dividend limitations, at June 30, 1998, approximately $10,963,000 was available to the Bank for the payment of dividends to the holding company without prior regulatory approval.


NOTE 14 - STOCK REPURCHASE PROGRAMS

   During fiscal 1998, the Company repurchased 7,500 shares of its common stock after receiving approval from its federal regulator to repurchase up to 5%, or 133,500 shares of the Company's common stock. The shares were repurchased at an average price of $14.125 and remain available for general corporate purposes, including issuance in connection with stock-based compensation plans.

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

   Condensed financial information of Bank West Financial Corporation is as follows at June 30:

                                 CONDENSED BALANCE SHEETS

                                                                    1998              1997
---------------------------------------------------------------------------------------------
   ASSETS

        Cash and cash equivalents                                $  284,085         $  70,523
        Interest-bearing time deposits                                   --            99,000
        Trading securities                                               --         2,921,251
        Securities available for sale                             2,752,325                --
        Federal income tax receivable                               149,171                --
        Loan receivable from Employee
           Stock Ownership Plan                                     968,684         1,077,382
        Investment in subsidiary bank                            19,857,357        18,451,967
        Accrued interest receivable                                     894             1,122
        Other assets                                                 12,670             5,540
---------------------------------------------------------------------------------------------

                Total assets                                    $24,025,186       $22,626,785
=============================================================================================

   LIABILITIES

        Note payable to subsidiary                               $  750,000                --
        Deferred taxes                                                  464                --
        Other liabilities                                                35         $  34,476


   SHAREHOLDERS' EQUITY                                          23,274,687        22,592,309
---------------------------------------------------------------------------------------------

        Total liabilities and shareholders' equity              $24,025,186       $22,626,785
=============================================================================================


Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                                     CONDENSED STATEMENTS OF INCOME,
                                              for the years:

                                                       ------------------ June 30, --------------------

                                                          1998              1997                 1996
--------------------------------------------------------------------------------------------------------
      Interest and dividend income
          Securities                                   $  150,447         $   55,455         $  253,122
          Loan to Employee Stock Ownership Plan            72,605             79,892             86,691
          Other interest-bearing deposits                  18,595             53,732            164,328
          Dividends from subsidiary bank                       --          2,500,000                 --
--------------------------------------------------------------------------------------------------------
                                                          241,647          2,689,079            504,141

      Interest expense                                     99,850             11,794                 --
--------------------------------------------------------------------------------------------------------

      Net interest income                                 141,797          2,677,285            504,141

      Other income
          Net gain on trading securities                  200,148            731,156            366,465
          Net gain (loss) on securities
            available for sale                           (259,730)           (14,995)            (7,725)
--------------------------------------------------------------------------------------------------------
                                                          (59,582)           716,161            358,740

      Operating expenses                                  152,108             88,468             90,521
--------------------------------------------------------------------------------------------------------

      Income before federal income taxes and
        equity in undistributed earnings of
        subsidiary bank                                   (69,893)         3,304,978            772,360

      Federal income tax expense (benefit)                (23,745)           273,700            262,500
--------------------------------------------------------------------------------------------------------

      Income before equity in undistributed
        earnings of subsidiary bank                       (46,148)         3,031,278            509,860

      Equity in undistributed (excess distributed)
        earnings of subsidiary Bank                       876,516         (2,108,449)           698,628
--------------------------------------------------------------------------------------------------------

      Net income                                       $  830,368         $  922,829         $1,208,488
========================================================================================================

                                                                              41

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

                                    CONDENSED STATEMENTS OF CASHFLOWS,
                                              for the years:

                                                       -------------------- June 30, --------------------

                                                          1998                1997                 1996
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
    Net income                                         $  830,368          $  922,829         $ 1,208,488
    Adjustments to reconcile net income to
      cash provided by operations
        Equity in undistributed (excess distributed)
           earnings of subsidiary Bank                   (876,516)          2,108,449            (698,628)
        Purchase of trading securities                 (2,530,635)         (5,428,775)         (2,224,537)
        Proceeds from sale of trading securities        4,486,385           3,947,118           1,882,564
        (Gain) loss on securities                          59,582            (716,161)           (358,740)
        Net accretion of securities                            --                  --              (1,411)
        Change in
            Accrued interest receivable                       228              18,611              64,357
            Other assets                                 (156,302)             30,089              21,884
            Other liabilities                             (34,441)             22,495             (55,739)
----------------------------------------------------------------------------------------------------------

                 Net cash provided by operating
                   activities                           1,778,669             904,655            (161,762)

Cash flows from investing activities
    Purchases of securities available for sale         (1,904,438)                 --          (2,000,000)
    Proceeds from sales of securities available
      for sale                                             59,399           2,481,875           1,091,200
    Proceeds from maturities and calls of
      securities available for sale                            --                  --           3,782,408
    Principal reduction on ESOP note receivable           108,698             101,410              94,611
    Contribution to subsidiary Bank                       (38,426)            (37,921)            (42,527)
    Net (increase) decrease in interest-bearing
      time deposits                                        99,000              99,000           1,089,000
----------------------------------------------------------------------------------------------------------

                 Net cash used in investing activities (1,675,767)          2,644,364           4,014,692

Cash flows from financing activities
    Proceeds of loan from subsidiary Bank               2,450,000           1,300,000                  --
    Repayment of loan to subsidiary Bank               (1,700,000)         (1,300,000)                 --
    Dividends paid on common stock                       (540,685)           (506,959)           (603,382)
    Repurchase of common stock                           (105,938)         (5,193,866)         (2,049,061)
  Issuance of shares upon exercise of
    stock options                                           7,283                  --                  --
----------------------------------------------------------------------------------------------------------

                 Net cash from financing activities       110,660          (5,700,825)         (2,652,443)
----------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                   213,562          (2,151,806)          1,200,487
Cash and cash equivalents at beginning
  of period                                                70,523           2,222,329           1,021,842
----------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of period             $  284,085          $   70,523         $ 2,222,329
==========================================================================================================

Notes to Consolidated Financial Statements
June 30, 1998, 1997 and 1996
--------------------------------------------------------------------------------

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

   Supplemental disclosure of cash flow information:

   During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale.


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand, savings and money market deposits, accrued interest, the allowance for loan losses, and variable rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair value of loans held for sale is based on market estimates. The fair value of Federal Home Loan Bank borrowings is based on currently available rates for similar financing. The fair value of off-balance-sheet items is based on the fees or costs that would currently be charged to enter into or terminate such arrangements. The fair value of off-balance-sheet items was not material for this presentation.

   The estimated fair values of the Company's financial instruments (in thousands) are as follows at June 30:

                                                            1998                               1997
--------------------------------------------------------------------------------------------------------------
                                                  Carrying           Fair            Carrying          Fair
                                                    Value            Value             Value           Value
--------------------------------------------------------------------------------------------------------------
          Financial assets
                Cash and cash equivalents           $4,206           $4,206            $3,673           $3,673
                Interest-bearing time deposits          --               --                99               99
                Securities                          43,252           43,247            32,476           32,474
                Loans, net                         118,906          119,380           111,530          113,366
                Loans held for sale                  8,157            8,298             2,231            2,265
                Mortgage servicing rights              281              281               149              149
                Federal Home Loan Bank stock         2,100            2,100             1,550            1,550
                Accrued interest receivable            879              879               763              763

          Financial liabilities
                Deposits                           119,979          120,229           102,862          102,733
                Federal Home Loan Bank borrowings   37,000           36,802            29,000           29,000
                Accrued interest payable               253              253               202              202
                Advance payments by borrowers
                  for taxes and insurance              513              513               492              492

Your Partners in Bank West Financial Corporation
--------------------------------------------------------------------------------

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

Thomas D. DeYoung, Owner and President
   of DeYoung &Associates

Robert J. Stephan, Vice Chairman of the Board;
   President, Chief Executive Officer of
   SecureOne Benefit Administrators, Inc.

Richard L. Bishop, President of Jurgens &
   Holtvluwer Men's Store, Inc.

John H. Zwarensteyn, President, Chief Executive Officer and owner of Gemini Corporation

Harry E. Mika, Retired, formerly Director and Senior
   Vice President of Ameribank in Muskegon,
   Michigan from 1989 to 1996.


LEGAL COUNSEL

Elias, Matz, Tiernan & Herrick L.L.P.
Suite 1200
734 15th Street, N.W.
Washington, D.C.  20005

EXECUTIVE OFFICERS

Paul W. Sydloski, President,
  Chief Executive Officer

Kevin A. Twardy, Vice President,
  Chief Financial Officer

James A. Koessel, Vice President,
  Chief Lending Officer

Laurie S.Adams, Vice President,
  Director of RetailBanking


TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, N.J.  07016


INDEPENDENT AUDITORS

Crowe, Chizek and Company LLP
400 Riverfront Plaza Building
55 Campau, N.W.
Grand Rapids, Michigan 49502

CORPORATE HEADQUARTERS 2185 Three Mile Rd., N.W.
Grand Rapids, Michgian 49544-1451


STOCK INFORMATION

Bank West Financial Corporation is traded on the Nasdaq National Market under the symbol of "BWFC." Total shares outstanding as of June 30, 1998 were 2,623,629. As of September 26, 1998, the Company had approximately 631 shareholders of record. The high and low bid quotations for the common stock as reported on the Nasdaq, as well as dividends declared per share, were as follows:

Quarter Ended              High         Low       Dividends
--------------------------------------------------------------------------------

September 30, 1996       $ 8.500      $ 7.000        $.04
December 31, 1996          7.667        6.833         .05
March 31, 1997             8.083        7.000         .05
June 30, 1997              9.500        7.417         .05
September 30, 1997        12.667        9.000         .05
December 31, 1997         17.625       12.583         .05
March 31, 1998            16.250       12.750         .06
June 30, 1998             14.750       13.500         .06

The information set forth in the table above was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.
All per share amounts have been adjusted for stock splits.


INVESTOR INFORMATION

A copy of Bank West Financial Corporation's Annual Report on Form 10-K and a list of the exhibits thereto, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Kevin A. Twardy, Chief Financial Officer, Bank West Financial Corporation, 2185 Three Mile Road, N.W., Grand Rapids, MI 49544, or by calling (616) 785-3400.