Form 10-K, Exhibit 13
period 1999-06-30
BANK WEST FINANCIAL CORP
filed 1999-09-28
CIK 934598

Table of Contents


Section 1

   Letter to Shareholders ...............................................      1
   Selected Consolidated Financial Data .................................      2
   Management's Discussion and Analysis of Financial
      Condition and Results of Operations ...............................      3

Section 2

   Report of Independent Auditors .......................................     17

   Consolidated Financial Statements
   Consolidated Balance Sheets ..........................................     18
   Consolidated Statements of Income ....................................     19
   Consolidated Statements of Changes
       in Shareholders' Equity ..........................................     20
   Consolidated Statements of Cash Flows ................................     22
   Notes to Consolidated Financial Statements ...........................     24


Annual Meeting

   The Annual Meeting of Shareholders is scheduled for Wednesday, October 27, 1999 at 10:00 a.m., at the Grand Rapids Elks Lodge, located at 2715 Leonard Street, N.W., Grand Rapids, Michigan.

Corporate Headquarters
2185 Three Mile Rd., N.W.
Grand Rapids, Michgian 49544-1451

To Our Stockholders:

   First, let me say it is a distinct privilege to join Bank West as its President and Chief Executive Officer. I joined the Bank West team on April 13, 1999, with 45 years of banking experience that includes commercial and mortgage lending and various other areas of responsibility in the banking sector.

   After reviewing the Bank's strategic plan, I was pleased to find that the principles of the plan of core loan and deposit growth were parallel with my banking philosophy. I recognized, however, that we needed to strengthen our management team by adding experience in other areas of the Bank if we were to grow and diversify our balance sheet, continue to portfolio high quality loans, and significantly improve profitability. Our goal is to establish high caliber, experienced leadership in the key areas of the Bank which subscribes to our vision of responsive, personalized community banking. As we work toward accomplishing this goal, we must continue to differentiate ourselves as a community bank that values relationships and recognizes the role we play in enhancing the prosperity of our customers and the communities we serve.

   We are excited about the opening of our fourth branch in Jenison, a southwestern suburb of Grand Rapids, in November 1999. This branch will play an important role in our loan and deposit growth plans. We also plan on upgrading our loan origination and processing software that will enable us to improve our efficiency in various areas of the Bank. The investment we have made in people, systems and geographical expansion will provide the foundation for continued growth and profitability.

   The Bank achieved 22% net loan growth during fiscal 1999, primarily from commercial and residential mortgage loans. Net income for 1999 was $176,000 as compared to $830,000 and $923,000 for 1998 and 1997, respectively. The items impacting 1999 net income are described in detail in the "Management's Discussion and Analysis of Financial Condition and Results of Operations"section. We recognized that such charges were necessary as we continue to position our Company for future earnings based upon our strategy of core loan and deposit growth. Although we are disappointed in fiscal 1999's results, we are optimistic of the Company's success in the years ahead.

   Bank West has aggressively addressed the upcoming Year 2000 ("Y2K") event during the fiscal year, working within FDIC guidelines. We renovated or upgraded all mission critical computer systems to ensure Y2K compliance. Additionally, we have evaluated our credit customers to determine the risk that they might pose as a result of Y2K so that we can take appropriate steps to mitigate those risks. Policies, plans, and procedures have been developed to guide contingency business resumption efforts in the event of some unforeseen development, such as power or telecommunications failure. Like all companies, we face the uncertainty of external influences on our operations at the turn of the century. However, the substantial investment of time and resources we have made in this area allows us to look forward to the new millennium with confidence.

   Our directors, management and staff want to thank you, our stockholders, for your investment and belief in our efforts and vision. We will continue our efforts to grow and diversify your company, with the goal of enhancing shareholder value. With this in mind, we look forward to our 113th year of offering superior banking services throughout the Western Michigan area.

                                           Sincerely,


                                           /s/Ronald A. Van Houten
                                           -----------------------
                                           Ronald A. Van Houten
                                           President and Chief Executive Officer

Selected Consolidated Financial Data

                  (Dollars in thousands except per share data)
                                                                       Year Ended June 30,

                                                      1999       1998        1997         1996       1995
------------------------------------------------------------------------------------------------------------
Summary of Operations

Total interest income                               $ 13,666    $ 12,549    $ 10,429      10,088      7,848
Net interest income                                    5,352       4,937       4,279       4,158      3,185
Provision for loan losses                                220          81          60          60         21
Other income                                             621       1,012       1,554       1,202        270
One-time special SAIF assessment                          --          --         551          --        --
Other expenses                                         5,339       4,585       3,821       3,469      2,352
Income taxes                                             146         453         478         622        366
Income before cumulative effect of
  accounting change                                      268          --          --          --         --
Cumulative effect of change in accounting                (92)         --          --          --         --
Net income                                               176         830         923       1,208        716

Balance Sheet Data

Total assets                                        $206,669    $181,469    $155,675    $137,982   $139,648
Cash and cash equivalents                              9,106       4,206       3,673       6,694      4,595
Securities                                            17,733       6,745       3,978       7,422     11,405
Mortgage collateralized securities                    24,539      36,507      25,578      17,341     18,335
Loans, net                                           145,206     118,906     111,530      95,737     95,836
Loans held for sale                                    2,381       8,157       2,231       4,297      2,746
Deposits                                             132,401     119,979     102,862      91,028     85,180
FHLB advances                                         50,000      37,000      29,000      19,000     24,922
Equity                                                22,552      23,275      22,592      26,810     28,171

Per Share Data(1)

Basic earnings per share(2)                         $    .07    $    .35    $    .36     $   .39    $   .07
Diluted earnings per share(2)                            .07         .33         .36         .39        .07
Dividends per share                                      .24         .22         .19         .19         --
Book value per share                                    8.68        8.87        8.59        8.13       8.11

Ratios

Average yield on interest-earning assets                7.23%       7.74%       7.61%       7.52%      6.97%
Average rate on interest-bearing liabilities            4.88        5.26        5.15        5.37       4.76
Average interest spread                                 2.35        2.48        2.46        2.15       2.21
Net interest margin                                     2.83        3.04        3.12        3.10       2.83
Return on average assets (ROA)                           .09         .49         .64         .87        .62
Return on average equity (ROE)                           .76        3.58        3.89        4.38       4.34
Efficiency ratio                                       72.16       76.34       74.89       68.56      69.56
Dividend pay-out ratio                                342.86       64.96       54.94       49.93         --
Average equity to average assets                       11.72       13.60       16.42       19.77      14.46
Non-performing loans as a % of loans, net                .88         .71         .37         .04        .15

(1)  All per share data has been adjusted for stock splits.
(2) Earnings per share for the year ended June 30, 1995 was computed by dividing net income subsequent to the conversion on March 30, 1995 by the weighted average number of shares outstanding subsequent to March 30, 1995.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

   The following sections are designed to provide a more detailed discussion of Bank West Financial Corporation's (the "Company's") consolidated financial condition and results of operations as well as provide additional information on the Company's asset/liability management strategies, sources of liquidity and capital resources. Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained herein. This discussion provides information about the consolidated financial condition and results of operations of the Company and its wholly owned subsidiary, Bank West (the "Bank").

   This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which Bank West operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, government legislation and regulation; and changes in other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

General

   Bank West Financial Corporation is the holding company for Bank West, a state chartered savings bank. Substantially all of the Company's assets are currently held in, and its operations are conducted through, its sole subsidiary Bank West. The Company's business consists primarily of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank ("FHLB") advances, to originate and purchase residential real estate loans, including residential construction loans. The Company also originates commercial loans, home equity loans and consumer loans.

   The Company's operations and profitability are subject to changes in interest rates, applicable regulations and general economic conditions, as well as other factors beyond the Company's control. The profitability of Bank West depends primarily on its net interest income, which is dependent upon the level of interest rates and the extent to which such rates are changing. The Company's profitability also is dependent on the level of its other income, including gains on sales of loans in connection with its mortgage banking activities and fees and service charges.

   During December 1997, the Bank formed Sunrise Mortgage Corporation, a wholly owned subsidiary engaged to originate and purchase non-conforming mortgage loans, including sub-prime mortgage loans for resale. All of the loans originated and purchased were required to have a commitment to sell in place to an investor on a servicing released basis. Recently, management decided to discontinue non-conforming lending through Sunrise Mortgage Corporation due to the lower than expected loan volume originated and purchased during the most recent fiscal year.

   The Company's net income was $176,000, $830,000 and $923,000 for fiscal 1999, 1998 and 1997, respectively. Fiscal 1999 net income, and to some degree, fiscal 1998 and 1997 net income were impacted by a number of items which management feels will no longer significantly impact future earnings. See "Results of Operations for the Year Ended June 30, 1999 Compared to the Year Ended June 30, 1998" and "Results of Operations for the Year EndedJune 30, 1998 Compared to the Year ended June 30, 1997" sections for further clarification of such items.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

Changes in Financial Condition

   Assets. Total assets increased by $25.2 million or 13.9% from June 30, 1998 to June 30, 1999. The increase is primarily due to an increase in net loans of $26.3 million or 22.1% as greater emphasis was placed on originating commercial loans and balloon single-family mortgage loans instead of concentrating primarily on residential mortgage banking activities. The additional emphasis on the origination of these loans during fiscal 1999 was designed to diversify the Bank's loan portfolio from its traditional emphasis on adjustable-rate mortgages ("ARM's"), which have recently been out-of-favor due to the overall lower interest rate environment, and to react to increased competitiveness in the residential mortgage banking business. Total commercial and consumer loans increased as a percent of total loans from 18.4% at the end of fiscal 1998 to 23.9% at the end of fiscal 1999. Management expects the next fiscal year and future years to reflect significant growth in commercial loans due to the strategic realignment that occurred during March of 1999. The Bank's newly appointed President/Chief Executive Officer and Vice President of Commercial Lending both have extensive commercial lending and banking experience. The Bank's strategic plan and business model has changed in focus to concentrate greater efforts on commercial lending activities. The growth in commercial lending is expected to contribute significantly toward improving the Bank's net interest income and margins.

   The Bank's mortgage banking activities consist of selling newly originated and purchased loans into the secondary market. Total loans sold amounted to $41.6 million, $45.0 million and $32.9 million in fiscal 1999, 1998 and 1997, respectively. Loans held for sale amounted to $2.4 million, $8.2 million and $2.2 million at June 30, 1999, 1998 and 1997, respectively. The dollar amount of loans sold and loans held for sale decreased in fiscal 1999 due to management's recent strategy to portfolio ten-year balloon mortgages versus selling them. Adding ten-year balloon loans to portfolio was designed to offset the significant prepayments of ARM's and longer-term fixed-rate mortgages during the fiscal year. In addition, the current strategy will leverage the balance sheet which is expected to provide additional net interest income. The Bank continues to explore different options to increase retail and wholesale mortgage loan volume.

   Collateralized mortgage obligations ("CMO's) decreased from $35.7 million at June 30, 1998 to $21.1 million at June 30, 1999. During the fourth quarter of fiscal 1999, the Bank sold approximately $15 million of its CMO's that were lower yielding and had longer average lives than the bonds that replaced them, taking advantage of the recent rise in overall market interest rates. This decision will result in higher net interest income and also provide liquidity over the next few years to fund anticipated commercial loan growth. The fourth quarter sale of CMO's resulted in a $129,000 loss, net of income taxes. However, it is anticipated that the higher yielding bonds that were purchased will recover the loss in the form of higher interest income within twelve months. The remaining CMO's, which have floating rates based on either the prime or one month LIBOR rates, are structured with relatively low weighted average note rates of approximately 7.1% as compared to current market rates, which reduces prepayment risk. During April of 1999, securities were transferred from the held to maturity portfolio to the available for sale and trading portfolios in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" to provide the Company with additional flexibility in the management of its security portfolio as discussed below. At the date of transfer, these securities had an amortized cost of $14.1 million.

   Other securities which are classified as available for sale primarily consist of U.S. agency securities, corporate bonds, pass-thru mortgage-backed securities and taxable municipal securities. These types of securities increased from $7.6 million at June 30, 1998 to $21.1 million at June 30, 1999. The increase is primarily due to the purchase of U.S. agency securities and corporate and municipal bonds that are higher yielding and have much shorter average lives than CMO's. The Company also liquidated the majority of its equity securities during the fiscal year.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

Remaining equity securities have a carrying value of approximately $60,000 at June 30, 1999. The shift in the mix of the security portfolio represents another step in the Bank's strategy to focus on its principles of long-term loan growth through liquidity, asset/liability and credit risk management by matching debt securities with planned loan growth.

   At June 30, 1999, the unrealized loss on the Company's entire securities portfolio was approximately $410,000, net of taxes, which is shown as a component of stockholders' equity. The unrealized loss is due to the recent rise in overall market interest rates and wider spreads in the market. Management believes that the recent decline in the market values of these securities is temporary.

   Liabilities. Deposits increased by $12.4 million or 10.4% from June 30, 1998 to June 30, 1999. The increase in total deposits was primarily attributable to growth in certificates of deposit of $5.8 million or 6.5%, and growth in NOW and money market deposits of $5.3 million or 119.4%. Certificates of deposit accounted for approximately 72% of total deposits at June 30, 1999 and approximately 74% of total deposits at June 30, 1998. At June 30, 1999, $73.6 million or 77.5% of total certificates of deposit mature in one year or less, and $20.9 million or 22.0% of the total certificates of deposit had balances of $100,000 or more. The increase in deposits was achieved primarily through continued development of new and existing commercial and retail account relationships. In addition, the Bank has attracted and retained certificates of deposit including out-of-state jumbo accounts by offering competitive interest rates. The Bank has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. Based on its experience, management believes that its passbook and statement savings, demand deposits and NOW accounts are relatively stable sources of deposits. However, the ability of the Bank to attract and maintain certificates of deposit, and the rates paid on these deposits, have been and will continue to be affected by market conditions.

   Because the growth in deposits has not matched the growth in assets in recent years, the Bank has utilized Federal Home Loan Bank ("FHLB") advances. During fiscal 1999, the Bank increased FHLB advances by $13.0 million. The proceeds of these advances, as well as deposit growth discussed above, were primarily used to fund loan and securities growth as well as mortgage banking activities. Management expects to continue to utilize additional FHLB advances in the next fiscal year.

   Shareholders' Equity. Shareholders' equity amounted to $22.6 million or 10.9% of total assets at June 30, 1999 compared to $23.3 million or 12.8% of total assets at June 30, 1998. The Company's trend of profitability continued in fiscal 1999 with the Company earning $176,000. However, net income was impacted by a number of items which management feels will no longer significantly impact future earnings as discussed in the "Results of Operations for the Year Ended June 30, 1999 Compared to the Year Ended June 30, 1998" section. The decrease in total shareholders' equity relates primarily to net income offset by dividends, stock repurchases and an increase in unrealized losses on available for sale securities.

   The cost of shares issued to the Company's Employee Stock Ownership Plan ("ESOP") but not yet allocated to participants totaling $745,000 at June 30, 1999 is presented in the consolidated balance sheet as a reduction of shareholders' equity. The unearned compensation value of the Company's MRPs totalled $165,000 at June 30, 1999 and is also shown as a reduction of shareholders' equity.

   The Company's securities classified as available for sale are carried at market value, with unrealized gains or losses reported as a separate component of shareholders' equity, net of federal income taxes. At June 30, 1999, the net unrealized loss was $410,000, while at June 30, 1998, the net unrealized gain was $5,000. The $14.1 million of CMO securities transferred from the held to maturity portfolio to the available for sale portfolio during April of 1999 increased the unrealized loss on securities available for sale equity component by $119,000.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

Non-performing Assets and the Allowance for Loan Losses

   The table below sets forth the amounts and categories of non-performing assets at June 30, 1999 and June 30, 1998:

                                                         June 30,       June 30,
                                                           1999           1998
--------------------------------------------------------------------------------
                                                          (Dollars in Thousands)
Non-accrual loans
  One- to four-family                                    $  207          $  682
  Construction and land development                         930              --
  Commercial                                                 --              32
  Consumer                                                  142             127
                                                         ------          ------
        Total                                             1,279             841
Foreclosed assets
  Construction and land development                         310             192
                                                         ------          ------
Total non-performing assets                              $1,589          $1,033
                                                         ======          ======
Total non-performing assets
  as a percentage of total assets                           .77%            .57%
                                                         ======          ======


   Non-performing assets in the construction and land development category consist of seven construction spec loans to five builders in the western and southwestern Michigan area. These loans, which are collateralized by single-family homes, had a maximum loan-to-value ratio of 75%. The majority of these homes are substantially complete. Management believes that these loans are adequately collateralized. Such loans did not require specific reserves against the allowance for loan losses at June 30, 1999. However, due to an increase in delinquencies in these types of loans, general reserve allocation percentages were increased resulting in increased general reserves for those types of loans at June 30, 1999. The allowance for loan losses totalled $480,000 or 38% of total non- performing loans at June 30, 1999, and no portion of the allowance for loan losses was allocated to specific loans. During the year ended June 30, 1999, there were $29,429 in charge-offs. At June 30, 1999, $110.6 million or 71.7% of the Bank's total loan portfolio was collateralized by first liens on one-to four-family residences, and the net loan portfolio amounted to 70.2% of total assets.

Results of Operations for the Year Ended June 30, 1999 Compared to the Year Ended June 30, 1998

   Net Income. Net income for fiscal 1999 was $176,000 or $.07 per diluted share, compared to $830,000 or $.33 per diluted share for fiscal 1998. The decrease in the Company's net income of $654,000 or 78.8% in fiscal 1999 from fiscal 1998 was due to several events that are not expected to impact future earnings which are described below on an after tax basis. First, the Company realized a $340,000 net of tax loss on investment securities in 1999 compared to a net of tax loss of $1,100 in 1998 primarily resulting from the liquidation of the Company's equity investments and the sale of certain CMO's in order to reposition the securities portfolio as previously mentioned. Second, the Company incurred $253,000, net of tax, in legal costs associated with a class action lawsuit filed on July 17, 1998 by a Bank West borrower. Third, the Company incurred $140,000 net of tax, in a settlement accrual in 1999 related to the former President and Chief Executive Officer. Fourth, the Company incurred a $55,000 net of tax loss on disposal of fixed assets in 1999 related to Year 2000 compliance. These items are discussed in greater detail in the following sections. The above amounts were partially offset by growth in net interest income of $415,000, or 8.4%.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)


   Net Interest Income. The Company's net income is largely dependent upon net interest income. Net interest income is the difference between the average yield earned on loans, securities and other earning assets, and the average rate paid on deposits and FHLB advances. Net interest income is affected by changes in volume and composition of interest-earning assets and interest-bearing liabilities, market rates of interest, the level of nonperforming assets, demand for loans and other market forces.

   Net interest income increased by $415,000 for the year ended June 30, 1999 as compared to the year ended June 30, 1998. The increase in net interest income was primarily attributable to a $16.0 million or 13.2% increase in the average loan portfolio (including loans held for sale). The Company's average interest spread decreased from 2.48% to 2.35%, reflecting the relatively flat U.S. Treasury yield curve during the fiscal year.

   The yield on total interest-earning assets decreased from 7.74% for fiscal 1998 to 7.23% for fiscal 1999. The yield decreased primarily due to refinances of a portion of the Bank's existing loan portfolio to lower rates as well as the downward repricing of the Bank's floating-rate CMO portfolio. During the fiscal year, the Federal Reserve lowered the federal funds rate by 75 basis points, and overall market interest rates declined substantially from the previous year. Since June 30, 1999, single-family mortgage interest rates have risen back to levels experienced in the recent past. Management expects that its strategy shift to place greater emphasis on commercial lending will positively impact the yield on the loan portfolio.

   The cost of interest-bearing liabilities decreased from 5.26% for fiscal 1998 to 4.88% for fiscal 1999, primarily due to the decline in the overall interest rate environment. In addition, the Bank increased its non-CD core deposits to $37.4 million or 28.3% of total deposits compared to $30.7 million or 25.6% of total deposits.

   Net interest margin decreased from 3.04% for fiscal 1998 to 2.83% for fiscal 1999. The decrease in net interest margin was primarily due to the relatively flat U.S. Treasury yield curve, which negatively impacted the yield on interest-earning assets as loans repriced downward faster than the repricing of certificates of deposit and FHLB advances.

   The future trend of the Company's net interest income and net interest margin may be impacted by the level of loan originations, purchases, repayments, refinances, and sales, and a resulting change in the Company's composition of interest-earning assets. The relatively flat yield curve during the fiscal year resulted in a shift in borrower preference to fixed-rate and balloon mortgage loans. This resulted in borrowers converting adjustable-rate mortgage loans to 30-year fixed-rate loans which are generally sold in the secondary market, and balloon loans which are generally portfolioed. A continued high level of refinances and conversions of adjustable-rate mortgages to fixed-rate and balloon mortgages could have a negative impact on future net interest income. Additional factors that may affect the Company's net interest income are changes in interest rates, slope of the yield curve, asset growth, maturity and repricing activity and competition.

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

                                           Year Ended June 30,            Year Ended June 30,            Year Ended June 30,
                                                  1999                           1998                           1997
--------------------------------------------------------------------------------------------------------------------------------
                                                           Average                       Average                         Average
                                      Average              Yield/    Average             Yield/    Average               Yield/
                                      Balance    Interest  Rate(1)   Balance   Interest  Rate      Balance   Interest    Rate
--------------------------------------------------------------------------------------------------------------------------------

                                                                  (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(2)                 $136,874   $ 10,598   7.74%    $120,844   $ 9,795  8.11%      $103,324   $ 8,206   7.94%
  Securities                            46,077      2,677   5.81       36,669     2,446  6.67         28,601     1,907   6.67
  Interest-bearing deposits              3,652        191   5.23        2,738       152  5.55          3,633       199   5.48
  FHLB stock                             2,521        199   7.89        1,958       156  7.97          1,483       116   7.81
--------------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets      189,124     13,665   7.23      162,209    12,549  7.74        137,041    10,428   7.61
--------------------------------------------------------------------------------------------------------------------------------
Noninterest-earning assets               7,547                          8,522                          7,419
--------------------------------------------------------------------------------------------------------------------------------
    Total assets                      $196,671                       $170,731                       $144,460
================================================================================================================================

Interest-bearing liabilities:
  Savings, checking and MMDA's        $ 31,883        857   2.69     $ 25,821       794  3.08        $23,507       729   3.10
  Certificates of deposit               91,307      5,044   5.52       83,032     4,808  5.79         73,465     4,195   5.71
  FHLB advances                         47,185      2,412   5.11       35,803     2,010  5.61         22,433     1,225   5.46
--------------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing liabilities 170,375      8,313   4.88      144,656     7,612  5.26        119,405     6,149   5.15
--------------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities          3,247                          2,853                          1,340
--------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                  173,622                        147,509                        120,745
Stockholders' equity                    23,049                         23,222                         23,715
--------------------------------------------------------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity            $196,671                       $170,731                       $144,460
================================================================================================================================

Net interest income; average
  interest rate spread                            $ 5,352   2.35%               $ 4,937  2.48%                 $ 4,279   2.46%
================================================================================================================================
Net interest margin(3)
                                                            2.83%                        3.04%                           3.12%
================================================================================================================================
Average interest-earning assets to
  average interest-bearing liabilities                       1.11x                       1.12x                           1.15x
================================================================================================================================

(1) At June 30, 1999, the weighted average yields earned and rates paid were as follows: loans receivable, 7.73%; securities, 6.11%; interest-bearing deposits, 5.77%; FHLB stock, 8.00%; total interest-earning assets, 7.31%; savings, checking and MMDA's, 3.11%; certificates of deposits, 5.20%; FHLB advances, 5.22%; total interest-bearing liabilities, 4.86%; and interest spread, 2.45%.

(2) Includes nonaccrual loans and loans held for sale during the respective periods. Calculated net of deferred fees and discounts and loans in process.

(3)  Net  interest   margin  equals  net  interest  income  divided  by  average interest-earning assets.

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

                                             Year Ended                              Year Ended
                                           June 30, 1999                           June 30, 1998
                                                vs.                                     vs.
                                            Year Ended                              Year Ended
                                           June 30, 1998                           June 30, 1997
---------------------------------------------------------------------------------------------------------------------------
                                              Increase                                Increase
                                             (Decrease)                              (Decrease)
                                               Due to                                  Due to
---------------------------------------------------------------------------------------------------------------------------
                                                             Total                                   Total
                                                            Increase                                Increase
                                     Rate      Volume      (Decrease)          Rate     Volume     (Decrease)
---------------------------------------------------------------------------------------------------------------------------
                                                                  (In Thousands)
Interest income:
  Loans receivable                   $(460)     $1,263         $ 803          $178      $1,411      $1,589
  Securities                          (342)        573           231            15         524         539
  Interest-bearing deposits             (9)         48            39             3         (50)        (47)
  FHLB stock                            (2)         45            43             2          38          40
---------------------------------------------------------------------------------------------------------------------------

      Total interest income           (813)      1,929         1,116           198       1,923       2,121
---------------------------------------------------------------------------------------------------------------------------


Interest expense:
  Savings, checking and MMDA's        (109)        172            63            (5)         70          65
  Certificates of deposit             (230)        466           236            60         553         613
  FHLB advances                       (192)        594           402            35         750         785
---------------------------------------------------------------------------------------------------------------------------

      Total interest expense          (531)      1,232           701            90       1,373       1,463
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in
  net interest income                $(282)     $  697         $ 415          $108       $ 550      $  658
===========================================================================================================================

   Provision for Loan Losses. The provision for loan losses is a result of management's periodic analysis of the allowance for loan losses. The allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, and other factors and estimates which are subject to change over time.

   The provision for loan losses increased by $139,000 or 171.6% when comparing fiscal 1999 to fiscal 1998. During the fiscal year, management increased the provision for loan losses as a result of increases in general reserve percentage assumptions utilized for construction and land development loans due to a recent increase in delinquencies of builder spec loans. In addition, the increase in commercial loans, both on a dollar basis and as a percentage of total loans, required additional general reserves.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)


   Management believes that the allowance is adequate to provide for potential losses; however, there can be no assurance the related allowance may not have to be increased in the future. Management expects the provision for loan losses to increase in the next fiscal year to keep pace with the growth in the loan portfolio and to reflect the higher risk of loss associated with management's intention to increase the commercial and consumer loan portfolios.

   The Company's ratio of nonperforming assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .77% as of June 30, 1999 compared to .57% as of June 30, 1998. The allowance for loan losses as a percentage of total loans at June 30, 1999 increased to .33% compared to .24% at June 30, 1998. The allowance for loan losses equalled 37.5% of nonperforming loans at June 30, 1999. The ratio of net charge-offs to average loans outstanding was .02% for fiscal 1999 compared to .01% for fiscal 1998.

   Total Other Income. Total other income decreased by $392,000 or 38.7% in fiscal 1999 from fiscal 1998, partially due to a $157,000 increase in the loss on sales of securities available for sale. In additon, net gains on trading securites decreased by $217,000. The increase in net loss on securities available for sale was primarily due to a first quarter change totaling $401,000 related to what management believed to be an other-than-temporary decline in the market value of certain equity securities. Management decided to liquidate the majority of the remaining equity securities during fiscal 1999 in order to reposition the securities portfolio as previously mentioned. The carrying value of the remaining equity securities was approximately $60,000 at June 30, 1999. The decrease in net gain on trading securities was due to the Company's decision to eliminate its equity trading account in the prior fiscal year in light of stock market volatility.

   Total Other Expenses. Total other expenses increased by $754,000 or 16.4% in fiscal 1999 as compared to fiscal 1998. The increase was primarily due to the factors discussed below. Compensation and benefits expense was higher by $149,000 or 5.3%. This expense category included a $225,000 settlement accrual related to the former President and Chief Executive Officer. The former President and Chief Executive Officer was replaced by Ronald A. Van Houten.
Absent the settlement accrual, compensation and benefits expense was lower by $76,000, or 2.7% primarily due to lower ESOP expense of $112,000 resulting from a general decline in the market value of the Company's stock in 1999 as compared to 1998. Except for expected personnel additions in the commercial lending area, the Bank has completed the majority of personnel additions necessary to support continued growth in its lending areas and existing branches. Management expects that additional loan and deposit growth given the current staffing level should result in an improvement to the Bank's efficiency ratio for fiscal 2000.

   Professional fees increased by $404,000, or 153.2%. The Company incurred approximately $384,000 in legal costs during fiscal 1999 associated with defending a class action lawsuit filed on July 17, 1998 by a Bank West borrower. See Note 10 to Consolidated Financial Statements for more information. Management anticipates additional legal defense costs in fiscal 2000, however, management is unable to determine the amount to be incurred.

   The Company incurred an $83,000 loss on the disposal of fixed assets considered non-complaint with respect to the Year 2000. See "The Year 2000" section for additional information on the status of the Bank's Year 2000 efforts.

   Data processing expense increased by $64,000 or 32.2% in fiscal 1999 from fiscal 1998 primarily due to $25,000 of Year 2000-related pass-through costs from the service bureau the Bank utilizes. In addition, maintenance agreement costs increased due to utilizing additional software products, and the volume of transactions processed increased resulting in higher data processing expense.

   Cumulative Effect of a Change in Accounting Principle. During 1999, the Company changed the accounting for certain securities by transferring certain held to maturity securities to the trading portfolio under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)


Hedging Activities. The transfer resulted in the recognition of a $92,000 net of tax charge in 1999. The transfer allowed the Company to subsequently sell such securities in 1999, consistent with management's strategy to reposition the security portfolio as previously mentioned.

   Federal Income Tax Expense. Federal income tax expense decreased by $355,000 or 78.4% in fiscal 1999 from fiscal 1998, due to a decrease in pre-tax income.

Results of Operations for the Year Ended June 30, 1998 Compared to the Year Ended June 30, 1997

   Net Income. Net income for fiscal 1998 was $830,000 or $.35 per basic share, compared to $923,000 or $.36 per basic share for fiscal 1997. The Company's net income decreased by $93,000 or 10.1% in fiscal 1998 from fiscal 1997. The results of operations for fiscal 1997 include a one-time assessment of $364,000, net of taxes, or $.14 per share relating to legislation signed into law on September 30, 1996 to recapitalize the SAIF. Net income for fiscal 1997 without the SAIF assessment would have been $1.3 million or $.50 per share. On a SAIF adjusted basis, net income decreased $457,000 or 35.5% for the year ended June 30, 1998 compared to June 30, 1997. The decrease was primarily due to a reduction of other income by $542,000 as a result of less successful equity securities trading activities by $531,000, a write-down of available for sale equity securities of $260,000 relating to an other-than-temporary market decline and an increase in other expenses (excluding the one-time SAIF assessment) of $764,000, primarily due to an increase in compensation and benefits. These decreases were partially offset by growth in net interest income and in gain on sale of loans of $658,000 and $163,000, respectively.

   Net Interest Income. Net interest income increased $658,000 for the year ended June 30, 1998 as compared to the year ended June 30, 1997. The increase in net interest income was primarily attributable to a $17.5 million or 17.0% increase in the average loan portfolio (including loans held for sale) and a $8.1 million or 28.2% increase in the average securities portfolio, primarily mortgage collateralized securities. The Company's average interest spread improved slightly from 2.46% to 2.48%, with improvements in yield on total interest-earning assets substantially offset by an increase in the cost of interest-bearing liabilities.

   The yield on total interest-earning assets improved from 7.61% for fiscal 1997 to 7.74% for fiscal 1998. The yield improved primarily due to the growth in the commercial and consumer loan portfolios, which in total represented 23.1% of total loans at the end of fiscal 1998 compared to 14% of total loans at the end of fiscal 1997.

   The cost of interest-bearing liabilities increased from 5.15% for fiscal 1997 to 5.26% for fiscal 1998. The higher cost was primarily due to an increase in FHLB advances as a percent of total interest-bearing liabilities and, to a lesser extent, a shift in mix from lower costing demand deposit and savings accounts to higher costing money market and certificate accounts.

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

   Provision for Loan Losses. The provision for loan losses increased by $21,000 or 35.0% when comparing fiscal 1998 and 1997. The Company's ratio of nonperforming assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .57% as of June 30, 1998 compared to .28% as of June 30, 1997. The allowance for loan losses as a percentage of net loans at June 30, 1998 increased to .24% compared to .20% at June 30, 1997. The allowance for loan losses equalled 34.5% of nonperforming loans at June 30, 1998. Nonperforming loans consisted primarily of one- to four-family properties. The ratio of net charge-offs to average loans outstanding was .01% for fiscal 1998 compared to none for fiscal 1997.

   Total Other Income. Total other income decreased by $542,000 or 34.9% in fiscal 1998 from fiscal 1997, primarily due to a $531,000 or 72.6% decrease in the net gains on trading equity securities and a $202,000 increase in net loss on securities available for sale. This amount was partially offset by a $163,000 or 32.7% increase in gain on sale of loans. The decrease in net gain on trading equity securities was primarily due to the Company's decision to stop trading equity securities in light of increased stock market volatility in fiscal 1998. The increase in net loss on securities available for sale was due to an other-than-temporary decline in certain equity securities resulting in a write-down of $260,000. The increase in gain on sale of loans is a result of higher refinancing volume from lower prevailing market interest rates compared to the prior fiscal year.

   Total Other Expenses. Total other expenses increased by $213,000 or 4.9% in fiscal 1998 from fiscal 1997. The increase was primarily due to higher compensation and benefits expense of $576,000 or 25.8%, and higher professional fees of $75,000 or 39.7%. In addition, fiscal 1997 total other expenses include a one-time assessment of $551,000 relating to legislation signed into law on September 30, 1996 to recapitalize the SAIF. On a SAIF adjusted basis, total other expenses increased $764,000 or 20.0% for the year ended June 30, 1998 compared to June 30, 1997.

   The increase in compensation and benefits was due in part to a greater number of full-time equivalent employees to support the growth in the mortgage banking, consumer and commercial loan departments, and a $157,000 increase in ESOP expense attributable to the higher market price of the Company's stock in fiscal 1998 compared to fiscal 1997. Professional fees increased due to higher consulting fees and out-sourcing the human resources function.

   Federal Income Tax Expense. Federal income tax expense decreased by $26,000 or 5.4% in fiscal 1998 from fiscal 1997, due to a decrease in pre-tax income.

Market Risk

   Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Company currently does not enter into futures, forwards, swaps or options. However, the Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Bank until the instrument is exercised.

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

   The Bank attempts to manage its interest rate risk by maintaining a high percentage of its assets in adjustable-rate assets (consisting of ARM's, commercial and home equity loans and floating rate CMO's). Significant effort has been made to reduce the duration and average life of the Bank's interest-earning assets. This has been accomplished by management's current strategy to portfolio balloon mortgages versus longer-term fixed-rate mortgages as well as portfolio commercial and home equity loans. During fiscal 1999, the Bank's ratio of interest-sensitive assets to interest-sensitive liabilities remained approximately the same as in the prior year.

   Another way the Bank has managed interest rate risk is by selling most of the newly originated or purchased, fixed-rate mortgages with terms of fifteen years or greater, while originating adjustable-rate and balloon mortgage loans for retention in the loan portfolio. In addition, the Bank continues to emphasize commercial and home equity loans which have shorter average lives than the mortgage portfolio. At June 30, 1999, the Bank's adjustable-rate and balloon mortgage loans amounted to $70.7 million or 48.7% of total loans. The Bank experienced a high level of ARM prepayments during fiscal 1999 due to the relatively flat yield curve. Management anticipates that the Bank will retain a sufficient amount of newly originated balloons and other loan types to offset loan prepayments in the next fiscal year.

   With its funding sources, management has attempted to reduce the impact of interest rate changes by emphasizing non-interest-bearing products, and advances from the FHLB.

   Management presently measures the Bank's interest rate risk by computing estimated changes in net interest income ("NII") and the net portfolio value ("NPV") of equity in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed quarterly by senior management and the Board of Directors. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the anticipated changes in NII and NPV in the event of hypothetical changes in interest rates. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

   Net Portfolio Value is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market sensitive instruments in the event of sudden and sustained 1% to 4% increases and decreases in market interest rates. The following table presents the Bank's projected change in NPV and NII for the various rate shock levels at June 30, 1999:

                                     Net Portfolio Value                            Net Interest Income
                             ----------------------------------             --------------------------------
Change in Interest           $ Amount                  % Change             $ Amount                % Change
Rate (Basis Points)           of NPV                     in NPV              of NII                  in NII
-------------------           ------                     ------              ------                  ------
                                                  (Dollars in Thousands)
      +400                   $ 9,740                     (50.04)%           $5,380                   (11.38)%
      +300                    12,065                     (38.11)             5,603                    (7.70)
      +200                    14,683                     (24.67)             5,830                    (3.95)
      +100                    17,121                     (12.17)             5,960                    (1.82)
      Static                  19,493                         --              6,070                      --
      (100)                   19,946                       2.33              5,917                    (2.53)
      (200)                   19,446                      (0.24)             5,701                    (6.08)
      (300)                   18,517                      (5.00)             5,415                   (10.80)
      (400)                   17,771                      (8.84)             5,166                   (14.90)

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

   As illustrated in the table, an increase in interest rates will result in larger net decreases in the Bank's NPV as compared to a decrease in interest rates. This occurs principally because, when rates increase, the Bank's deposits reprice faster than its ARM's and other adjustable-rate loans. An increase in interest rates also will negatively impact the securities available for sale which is shown as a component of stockholders' equity.

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

   The Bank's principal sources of liquidity are deposits, principal and interest payments on loans, proceeds from loan sales, maturities of securities, sales of securities available for sale and FHLB advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are more influenced by interest rates, general economic conditions and competition.

   The Bank routinely borrows FHLB advances when overnight deposits are drawn to low levels. These borrowings are made pursuant to the blanket collateral agreement with the FHLB. At June 30, 1999, the Bank has approximately $23.6 million of excess borrowing capacity under the blanket collateral agreement with the FHLB.

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

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

The Year 2000

   General. The Year 2000 issue confronting us, as well as our suppliers, customers' suppliers and competitors, centers on the inability of many computer systems to recognize the Year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000 unless they are corrected or replaced.

   Like most financial service providers, we may be significantly affected by the Year 2000 issue due to our dependence on technology and date-sensitive data. Computer software, hardware and other equipment, both within and outside the Bank's direct control and third parties with whom the Bank electronically or operationally interfaces are likely to be affected. If computer systems are not modified in order to be able to identify the Year 2000, many computer applications could fail or create erroneous results. In this event, calculations which rely on date field information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated.

   In accordance with federal regulatory pronouncements, the Bank's Year 2000 plan addressed issues involving awareness, assessment, renovation, validation, implementation and contingency planning. These phases are discussed below.

   Awareness and Assessment. The Bank has a Year 2000 team, consisting of a committee of the Board of Directors which consists of two outside directors, the Chief Executive Officer, three Vice Presidents, and an Information Systems Coordinator. The Year 2000 Committee meets monthly and the Chairman of the Committee, an outside director, reports to the Board of Directors on a monthly basis.

   Management has conducted an assessment of all software, hardware, environmental systems and other computer-controlled systems. In addition, management has identified and developed an inventory of all technological components and vendors. All "mission critical" areas have been identified.

   Renovation Phase. The Bank completed its upgrade of in-house hardware and software considered mission critical prior to June 30, 1999. The Bank's core data processing software is provided by Fiserv Milwaukee, Inc. ("Fiserv"), an outside vendor. Fiserv represents that they are fully compliant.

   Validation or Testing Phase. Utilizing a test lab environment, the Bank during 1998 tested its loan origination, loan servicing, savings deposits, savings withdrawal, general ledger and other activities for Year 2000 compliance. Extensive testing also took place with applications that interface with Fiserv. Management explored during 1998 the steps involved in switching its data processing to a different service provider in the event its current provider was unable to become Year 2000 compliant in a timely manner. Based on their review, management does not believe that a switch to a new service provider will be necessary.

   Implementation Phase. Additional testing was conducted during the first half of 1999, and the Bank completed the implementation phase by June 30, 1999.

   Contingency Planning. The Bank has adopted a contingency plan in the event that one or more of its internal and external computer systems fail to operate on or after January 1, 2000. In a worst case scenario, the Bank would need to post accounts and general ledger entries manually. This system is in the process of being set up. Testing of the Bank's business resumption plan was completed by June 30, 1999.

   The Bank has in place a $2 million line of credit from the Federal Home Loan Bank of Indianapolis that can be used for liquidity purposes if other sources of funds are not available when needed. The Bank can also obtain short-term FHLB advances if necessary.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

   Risks. If one or more internal or external computer systems fail to operate properly on or after January 1, 2000, the Bank may be unable to process transactions, prepare statements or engage in similar normal business activities. If all transactions were required to be handled manually due to computer or other failures, the Bank would need to hire additional personnel which could significantly increase expenses.

   In the event any of our local utility companies were unable to provide electricity or other needed services, our operations would be disrupted. Our electricity provider has represented that they are Year 2000 compliant; however, the Bank is unable to provide any assurances as to the Year 2000 readiness of the electricity provider or other utility companies.

   We believe we have taken appropriate steps with respect to matters that are within our control in order to become ready for the Year 2000 in a timely manner. Based on the steps taken to date, including testing and other documentation, management believes that issues related to Year 2000 will not have a material adverse effect on the Company's liquidity, capital resources or consolidated results of operations. However, we are unable to provide any assurances that we have foreseen all problems that may develop on or after January 1, 2000 or that we have taken all actions that may be considered necessary in hindsight. In addition, the readiness of all third parties, including customers and suppliers, is inherently uncertain and cannot be guaranteed by us. While our outside service providers have shared with us their testing results, none of the service providers have provided us with enforceable assurances.

   Costs. The Bank currently estimates the total cost of becoming Year 2000 compliant is approximately $150,000. These costs cover the replacement of depreciable assets, primarily personal computers and consulting costs. The costs associated with Year 2000 readiness are based on management's best estimates. In addition, the Bank incurred a loss of $83,460 on disposal of non-Year 2000 compliant hardware and software.

   Status of Borrowers and Other Customers. The Bank's customer base consists primarily of individuals who use the Bank's services for personal, household or consumer uses. Management believes these customers are not likely to individually pose material Year 2000 risks directly. It is not possible at this time to gauge the indirect risks which could be faced if the employers of these customers encounter unresolved Year 2000 issues. Most of the Bank's loans are residential or consumer in nature. The Bank had approximately 130 commercial borrowers as of June 30, 1999. Management has performed a review of these commercial borrowers to determine if there are any Year 2000 issues or concerns of the borrower that could affect repayment of the Bank's loan. To-date, no issues or concerns have been identified. Accordingly, no specific Year 2000 related reserves have been assigned to these loans.

   For new commercial loans, the Bank is requiring the borrower to represent that it expects to become Year 2000 compliant in a timely manner and that it will promptly notify the Bank if the borrower or any of its material vendors or suppliers will not achieve compliance timely, in each case excluding any noncompliance that would not have a material adverse effect on the borrower's financial condition. The Bank believes these representations will assist management in monitoring the status of new commercial borrowers.

Impact of New Accounting Standards

   Information pertaining to this topic appears at the conclusion of Note 1 to the consolidated financial statements, which are included as part of this report.

Report of Independent Auditors



                           [CROWE CHIZEK LETTERHEAD]



Shareholders and Board of Directors
Bank West Financial Corporation
Grand Rapids, Michigan

   We have audited the accompanying consolidated balance sheets of Bank West Financial Corporation (the "Company") as of June 30, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank West Financial Corporation as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain securities effective April 1, 1999 to conform with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities.




                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP


Grand Rapids, Michigan
August 16, 1999

Consolidated Balance Sheets
June 30, 1999 and 1998

                                                                        1999                1998
                                                                    ------------        ------------
ASSETS

  Cash and due from financial institutions                           $ 1,527,481         $ 2,408,476
  Interestbearing deposits in financial institutions                   7,578,387           1,797,063
                                                                    ------------        ------------
      Total cash and cash equivalents                                  9,105,868           4,205,539
  Securities available for sale                                       42,272,306          32,167,697
  Securities held to maturity (fair value:
    1998 - $11,079,178)                                                       --          11,084,361
  Loans held for sale                                                  2,380,576           8,156,572
  Loans, net                                                         145,205,691         118,905,611
  Federal Home Loan Bank (FHLB) stock                                  2,700,000           2,100,000
  Premises and equipment net                                           3,000,951           3,164,905
  Accrued interest receivable                                          1,019,165             879,082
  Mortgage servicing rights                                              232,561             280,869
  Real estate owned                                                      309,826             192,080
  Other assets                                                           442,257             332,136
                                                                    ------------        ------------
                                                                    $206,669,201        $181,468,852
                                                                    ============        ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits                                                          $132,401,205        $119,979,379
  FHLB borrowings                                                     50,000,000          37,000,000
  Accrued interest payable                                               292,289             253,037
  Advanced payments by borrowers for taxes and insurance                 509,218             512,538
  Deferred federal income tax                                             67,362             335,182
  Other liabilities                                                      846,996             114,029
                                                                    ------------        ------------
      Total liabilities                                              184,117,070         158,194,165
Commitments and contingencies
Shareholders' equity
  Preferred stock,  5,000,000 shares authorized,  none issued
  Common stock, $.01 par value; 10,000,000 shares authorized;
    2,597,729 and 2,623,629 issued at June 30, 1999 and 1998              25,978              26,237
  Additional paid-in capital                                          11,328,830          11,551,136
  Retained earnings, substantially restricted                         12,517,215          12,928,028
  Accumulated other comprehensive income, net of tax
    of $211,018 in 1999 and ($2,644) in 1998                            (409,623)              5,132
  Management Recognition Plan (unearned shares)                         (165,021)           (360,998)
  Employee Stock Ownership Plan (unallocated shares)                    (745,248)           (874,848)
                                                                    ------------        ------------
                                                                      22,552,131          23,274,687
                                                                    ------------        ------------
                                                                    $206,669,201        $181,468,852
                                                                    ============        ============

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Years ended June 30, 1999, 1998 and 1997
                                                                   1999              1998             1997
                                                                ----------       -----------     ------------
Interest and dividend income
  Loans                                                        $10,598,406       $ 9,795,291      $ 8,206,364
  Securities                                                     2,677,378         2,446,042        1,907,129
  Other interest-earning deposits                                  190,711           152,152          199,210
  Dividends on FHLB stock                                          199,142           155,825          115,838
                                                                ----------       -----------     ------------
                                                                13,665,637        12,549,310       10,428,541
Interest expense
  Deposits                                                       5,900,947         5,601,870        4,924,144
  FHLB borrowings                                                2,412,433         2,010,465        1,224,959
                                                                ----------       -----------     ------------
                                                                 8,313,380         7,612,335        6,149,103
                                                                ----------       -----------     ------------
Net interest income                                              5,352,257         4,936,975        4,279,438
Provision for loan losses                                          220,000            81,000           60,000
                                                                ----------       -----------     ------------
Net interest income after provision for loan losses              5,132,257         4,855,975        4,219,438
Other income
  Net gain on sales of loans                                       664,568           662,203          498,666
  Fees and service charges                                         319,884           340,967          317,286
  Net gain (loss) on trading securities                            (16,498)          200,148          731,156
  Net gain (loss) on securities available for sale                (358,784)        (201,890)             (285)
  Other income                                                      11,199            10,911            7,050
                                                                ----------       -----------     ------------
                                                                   620,369         1,012,339        1,553,873
Other expenses
  Compensation and benefits                                      2,959,351         2,809,557        2,234,337
  Federal deposit insurance expense                                 70,427            64,306          121,246
  FDIC special assessment                                               --                --          550,556
  Professional fees                                                666,946           263,374          188,561
  Data processing expense                                          261,093           197,487          177,878
  Occupancy expense                                                336,370           301,185          266,457
  Furniture, fixtures and equipment expense                        183,228           153,899          137,249
  Advertising                                                       89,876           111,351          119,993
  Loss on disposal of fixed assets                                  83,460                --               --
  Other expense                                                    687,861           683,532          575,481
                                                                ----------       -----------     ------------
                                                                 5,338,612         4,584,691        4,371,758
                                                                ----------       -----------     ------------

Income before federal income tax expense and
  cumulative effect of accounting change                           414,014         1,283,623        1,401,553
Federal income tax expense                                         145,600           453,255          478,724
                                                                ----------       -----------     ------------
Income before cumulative effect of accounting change               268,414           830,368          922,829
Cumulative effect of change in accounting for certain
  securities, net of tax benefit of $47,600                        (92,399)               --               --
                                                                ----------       -----------     ------------
Net Income                                                      $  176,015       $   830,368     $    922,829
                                                                ==========       ===========     ============

Basic earnings per share:
  Income before cumulative effect of accounting change            $   0.11       $      0.35        $    0.36

  Cumulative effect of accounting change                             (0.04)               --               --
                                                                ----------       -----------     ------------

  Net Income                                                      $   0.07         $    0.35         $   0.36
                                                                ==========       ===========     ============

Diluted earnings per share:
  Income before cumulative effect of accounting change            $   0.11        $     0.33         $   0.36

  Cumulative effect of accounting change                             (0.04)               --               --
                                                                ----------       -----------     ------------

  Net Income                                                      $   0.07          $   0.33         $   0.36
                                                                ==========       ===========     ============


          See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Years Ended June 30, 1999, 1998 and 1997

                                                                       Accumulated
                                              Additional                  Other       Unearned     Unallocated          Total
                                   Common      Paid-in     Retained   Comprehensive      MRP           ESOP         Shareholders'
                                    Stock      Capital      Earnings      Income       Shares         Shares           Equity
                                  --------   -----------  -----------    ---------    ---------     -----------      -----------
Balance at July 1, 1996            $21,996   $16,542,107  $12,231,242    $(207,387)   $(643,464)    $(1,134,048)     $26,810,446

Net income for the year
  ended June 30, 1997                                         922,829                                                    922,829
Other comprehensive
  income, net of tax:
  Unrealized gains (losses)
    arising during the year                                                219,909                                       219,909
  Less reclassification
    adjustments for net losses
    included in net income                                                     188                                           188
                                                                         ---------                                    ----------
  Other comprehensive income                                               220,097                                       220,097
                                                                                                                      ----------
Comprehensive income                                                                                                   1,142,926
Net grant of 1,742 shares of
  common stock for MRP                            19,852                                (19,852)
Shares earned under MRP                                                                 149,918                          149,918
Cash dividends of
  $.19 per share                                             (506,959)                                                  (506,959)
Repurchase of 446,100
  shares of stock                   (4,461)   (5,189,405)                                                             (5,193,866)
Shares committed to be
  released under Employee
  Stock Ownership Plan                            60,244                                                129,600          189,844
                                  --------   -----------  -----------    ---------    ---------     -----------      -----------
Balance at June 30, 1997            17,535    11,432,798   12,647,112       12,710     (513,398)     (1,004,448)      22,592,309
Net income for the year
  ended June 30, 1998                                         830,368                                                    830,368
Other comprehensive
  income, net of tax:
Unrealized losses arising
  during the year                                                         (140,825)                                     (140,825)
Less reclassification
  adjustments for net losses
  included in net income                                                   133,247                                       133,247
                                                                         ---------                                    ----------
    Other comprehensive
      income (loss)                                                         (7,578)                                       (7,578)
                                                                                                                      ----------
Comprehensive income                                                                                                     822,790
Shares earned under MRP                                                                $152,400                        $ 152,400

Cash dividends of $.22 per share                            $(539,433)                                                  (539,433)

          See accompanying notes to consolidated financial statements.
20

Years Ended June 30, 1999, 1998 and 1997

                                                                         Accumulated
                                             Additional                     Other      Unearned   Unallocated      Total
                                   Common      Paid-in      Retained    Comprehensive     MRP        ESOP      Shareholders'
                                    Stock      Capital      Earnings       Income       Shares      Shares        Equity
                                   -------   -----------  -----------    ---------    ---------    ---------   -----------
Issuance of 876,654 shares
  of common stock for
  three-for-two stock split,
  net of cash paid on
  fractional shares                $ 8,767                    (10,019)                                              (1,252)
Repurchase of 7,500 shares
  of stock                             (75)  $  (105,863)                                                         (105,938)
Shares committed to be
  released under Employee
  Stock Ownership Plan                           216,928                                           $ 129,600       346,528
Shares issued upon exercise
  of stock options                      10         7,273                                                             7,283
                                   -------   -----------  -----------    ---------    ---------    ---------   -----------
Balance at June 30, 1998            26,237    11,551,136   12,928,028     $  5,132     (360,998)    (874,848)   23,274,687
Net income for the year
  ended June 30, 1999                                         176,015                                              176,015
Other comprehensive
  income, net of tax:
Unrealized loss on transfer
  of securities held to maturity
  to available for sale                                                    (26,469)                                (26,469)
Unrealized losses arising
  during the year                                                         (728,371)                               (728,371)
Less reclassification
  adjustments for net losses
  included in net income                                                   340,085                                 340,085
                                                                         ---------                              ----------
    Other comprehensive
      income (loss)                                                       (414,755)                               (414,755)
                                                                                                                ----------
Comprehensive income (loss)                                                                                       (238,740)
Shares earned under MRP                                                                 107,800                    107,800
Shares forfeited under MRP                       (88,177)                                88,177                         --
Cash dividends of $.24 per share                             (586,828)                                            (586,828)
Repurchase of 46,000 shares
  of stock                         $  (460)  $  (415,852)                                                       $ (416,312)
Shares committed to be
  released under Employee
  Stock Ownership Plan                           105,047                                          $  129,600       234,647
Shares issued upon exercise
  of stock options                     201       139,462                                                           139,663
Tax benefit relating to
  employee stock
  compensation plans                              37,214                                                            37,214
                                   -------   -----------  -----------    ---------    ---------    ---------   -----------
Balance at June 30, 1999           $25,978   $11,328,830  $12,517,215    $(409,623)   $(165,021)   $(745,248)  $22,552,131
                                   =======   ===========  ===========    =========    =========    =========   ===========

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended June 30, 1999, 1998 and 1997

                                                                   1999             1998              1997
                                                               -----------       -----------      -----------
Cash flows from operating activities
  Net income                                                    $  176,015        $  830,368        $ 922,829
  Adjustments to reconcile net income to
    net cash from operating activities
      Purchase of trading securities                                    --        (2,530,635)      (5,428,775)
      Proceeds from sales of trading securities                         --         4,486,385        3,947,118
      Origination and purchase of mortgage
         loans for sale                                        (35,127,650)      (50,245,577)     (30,350,557)
      Proceeds from sales of mortgage loans                     41,568,214        44,982,359       32,915,164
      Net (gain) loss on sales of:
          Loans                                                   (664,568)         (662,203)        (498,666)
          Securities                                               515,281             1,742         (730,871)
          Real estate owned                                          2,501            (2,241)            (210)
      Depreciation                                                 247,685           213,787          192,495
      Amortization of premium, net                                 242,923            79,741           13,848
      Loss on disposal of fixed assets                              83,460                --               --
      ESOP expense                                                 234,647           346,528          189,844
      MRP expense                                                  107,800           152,400          149,918
      Provision for loan losses                                    220,000            81,000           60,000
      Change in:
          Deferred loan fees                                      (191,521)         (180,698)         (77,301)
          Other assets and accrued interest receivable            (218,843)         (541,027)         (85,866)
          Other liabilities and accrued interest payable           768,899            (2,039)         (36,442)
                                                               -----------       -----------      -----------
              Net cash from operating activities                 7,964,843        (2,990,110)       1,182,528

Cash flows from investing activities
  Purchase of FHLB stock                                          (600,000)         (550,000)         (75,000)
  Net decrease in interest-bearing time deposits                        --            99,000          199,000
  Loan originations, net of repayments                         (19,099,197)       (4,296,879)     (13,664,118)
  Loans purchased for portfolio                                 (7,539,188)       (3,295,025)      (2,156,750)
  Securities available for sale:
      Purchases                                                (36,282,467)      (24,143,884)     (14,725,895)
      Proceeds from sales                                       27,518,645        15,634,260       10,731,577
      Proceeds from maturities, calls
        and principal repayments                                11,450,457         2,786,772        1,545,498
  Securities held to maturity:
      Purchases                                                 (3,093,501)      (11,102,747)      (3,002,813)
      Proceeds from maturities, calls
        and principal repayments                                        --         4,000,625        1,000,000
  Property and equipment expenditures                             (170,143)         (250,534)        (213,681)
  Proceeds from disposal of fixed assets                             2,952                --               --
  Proceeds from sale of real estate owned                          189,579           162,918           25,566
                                                               -----------       -----------      -----------
              Net cash from investing activities               (27,622,863)      (20,955,494)     (20,336,616)

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
Years ended June 30, 1999, 1998 and 1997


                                                                   1999              1998             1997
                                                              ------------      ------------     ------------
Cash flows from financing activities
  Net increase in deposits                                    $ 12,421,826      $ 17,117,227     $ 11,834,080
  Repayment of FHLB borrowings                                 (39,000,000)      (43,000,000)     (11,000,000)
  Proceeds from FHLB borrowings                                 52,000,000        51,000,000       21,000,000
  Repurchase of common stock                                      (416,312)         (105,938)      (5,193,866)
  Issuance of shares upon exercise of stock options                139,663             7,283               --
  Dividends paid on common stock                                  (586,828)         (540,685)        (506,959)
                                                              ------------      ------------     ------------
        Net cash from financing activities                      24,558,349        24,477,887       16,133,255
                                                              ------------      ------------     ------------

Net change in cash and cash equivalents                          4,900,329           532,283       (3,020,833)

Cash and cash equivalents at beginning of period                 4,205,539         3,673,256        6,694,089
                                                              ------------      ------------     ------------

Cash and cash equivalents at end of period                    $  9,105,868      $  4,205,539     $  3,673,256
                                                              ============      ============     ============

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest                                                 $  8,274,128      $  7,561,515     $  6,103,832
     Income taxes                                                  281,000           768,119          456,050

Supplemental disclosure of noncash investing activities:
  Transfer of securities from held to maturity
    to available for sale                                        6,096,798                --               --
  Transfer of securities from held to maturity to trading        8,024,251                --               --
  Transfer of securities from trading to available for sale             --         1,165,649               --
  Transfer from loans to real estate owned                         309,826           316,083           45,268

          See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 1999, 1998 and 1997


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Reporting: Bank West Financial Corporation (the "Company") was organized as a thrift holding company for Bank West (the "Bank"), a state chartered stock savings bank. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

   Nature of Operations and Line of Business: The Company and the Bank provide a broad range of banking and financial services in the banking industry. Substantially all revenues and services are derived from banking products and services. The Bank's primary services include accepting deposits and making commercial, mortgage and installment loans in Kent County and Eastern Ottawa County, Michigan. The Bank also engages in mortgage banking activities consisting of selling originated and purchased loans into the secondary market.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the classification and carrying value of securities, mortgage servicing rights, and loans held for sale, and the fair value of stock options and other financial instruments.

   Concentrations of Credit Risk: The Bank grants mortgage loans to customers primarily in Kent County and Eastern Ottawa County, Michigan. No significant number of the Bank's customers are employed at any one specific entity or in any one specific industry. The Bank grants primarily one- to four-family residential real estate loans. Substantially all loans are secured by specific items of collateral, primarily single-family residences.

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

   Securities: Securities which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Securities, other than trading securities, that might be sold prior to maturity are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Securities are written down to fair value when a decline in fair value is not temporary.

   Gains and losses on the sale of securities are based on the amortized cost of the security sold. Premiums and discounts on securities are recognized in interest income using the level yield method over the period to maturity.

   Loans Held for Sale: Mortgage loans originated and purchased for sale in the secondary market are carried at the lower of cost or estimated market value on an individual loan basis. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains on sales of loans are recognized when proceeds from the loan sales are received by the Bank.

   Loans: Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and costs, and charge-offs. Interest income on loans is accrued over the term of the loans based upon the principal

June 30, 1999, 1998 and 1997


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

outstanding. Interest income is not reported when full loan repayment is in doubt, typically when payments are past due ninety days or more. Payments received on such loans are reported as principal reductions.

   Loan fees, net of certain direct loan origination costs, are deferred. The net amount deferred is reported as part of loans and is recognized as interest income over the term of the loan using the level yield method.

   Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

   Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate. Loans are evaluated for impairment when payments are delayed, typically ninety days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

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

   Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Premises and related components are depreciated using the straight-line-method with useful lives ranging from thirty-one to forty years. Furniture and equipment are depreciated using the straight-line-method with useful lives ranging from three to ten years. Maintenance and repairs are charged to expense and improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

   Real Estate Owned: Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less estimated costs to sell at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. After acquisition, the property is carried at the lower of cost or fair value, less estimated costs to sell. A valuation allowance is recorded through a charge to income for the amount of selling costs. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. Costs relating to improvement of property are capitalized, whereas costs and revenues relating to the holding of property are expensed.

   Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the

June 30, 1999, 1998 and 1997


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

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

   Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

   Derivatives include interest rate swaps, futures, and similar items. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and the hedged item, even if the fair value of the hedged item is not otherwise recorded. As of April 1, 1999, the Company adopted this statement and, in accordance with its provisions, chose to reclassify certain securities from held to maturity to available for sale and trading, as more fully disclosed in a separate note. TheCompany does not have derivative instruments in its portfolio to account for under the provisions of this statement.

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

June 30, 1999, 1998 and 1997


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Earnings and Dividends Per Share: Basic earnings per share is based on weighted average common shares outstanding. ESOP shares are considered outstanding as they are committed to be released; unearned shares are not considered outstanding. MRP shares are considered outstanding as they vest. Diluted earnings per share further assumes issuance of dilutive potential common shares relating to outstanding stock options and unvested MRP shares. All 1997 earnings and dividends per share amounts have been retroactively adjusted for a three-for-two stock split paid in December, 1997.

   Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for fiscal 1999, with prior information restated to be comparable.

   New Accounting Pronouncements: Mortgage loans originated in mortgage banking are converted into securities on occasion. A new accounting standard for fiscal 2000 will allow classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as on market price movements.

   Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 - SECURITIES

   The amortized cost and estimated market values of securities at June 30, are as follows:

Available for Sale
                                                                   Gross           Gross
                                               Amortized        Unrealized      Unrealized           Fair
                                                 Cost              Gains          Losses             Value
                                              -----------        --------       ----------        -----------
1999
  U.S. agencies                               $10,898,521         $ 5,382       $ (130,128)       $10,773,775
  Mortgage-backed securities                    3,501,610              --          (94,083)         3,407,527
  Collateralized mortgage obligations          21,485,867          40,689         (395,670)        21,130,886
  Corporate bonds                               3,285,678             570           (7,723)         3,278,525
  Taxable municipal bonds                       3,659,131              --          (37,463)         3,621,668
  Equity securities                                62,140              --           (2,215)            59,925
                                              -----------        --------       ----------        -----------
                                              $42,892,947        $ 46,641       $ (667,282)       $42,272,306
                                              ===========        ========       ==========        ===========

1998
  U.S. agencies                               $ 3,995,488              --        $  (3,613)       $ 3,991,875
  Mortgage-backed securities                      817,236              --           (9,916)           807,320
  Collateralized mortgage obligations          24,596,237        $230,029         (210,089)        24,616,177
  Equity securities                             2,750,960          61,250          (59,885)         2,752,325
                                              -----------        --------       ----------        -----------
                                              $32,159,921        $291,279       $ (283,503)       $32,167,697
                                              ===========        ========       ==========        ===========

Held to Maturity

1998
Collateralized mortgage obligations           $11,084,361        $ 42,498       $  (47,681)       $11,079,178
                                              ===========        ========       ==========        ===========

June 30, 1999, 1998 and 1997

NOTE 2 - SECURITIES (Continued)

   The scheduled maturities of securities available for sale at June 30, 1999 are shown below. Securities not due at a single maturity date are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Amortized          Fair
                                                 Cost             Value
                                              -----------      -----------
   Due after one year through
    five years                                $15,184,791      $15,047,130
  Due after five years through
    ten years                                   2,658,539        2,626,838
  Mortgagebacked securities
    and collateralized
    mortgage obligations                       24,987,477       24,538,413
  Equity securities                                62,140           59,925
                                              -----------      -----------
                                              $42,892,947      $42,272,306
                                              ===========      ===========

   Proceeds from sales of securities amounted to approximately $27,518,000, $20,121,000 and $14,679,000 for the years ended June 30, 1999, 1998 and 1997, respectively, including approximately $4,486,000 and $3,947,000 relative to trading securities for the years ended June 30, 1998 and 1997.

   Gains (losses) on securities, reflected in the consolidated statements of income, were as follows for the years ended June 30:

                                                   1999             1998             1997
                                                ---------          --------         --------
  Gross realized gains on:
    Securities available for sale               $ 263,474          $ 59,447         $ 17,075
    Trading securities                                 --           667,238          602,570
                                                ---------          --------         --------

                                                  263,474           726,685          619,645
  Gross realized losses on:
    Securities available for sale                (622,258)         (261,337)         (17,360)
    Trading securities                           (156,497)               --           (1,977)
                                                ---------          --------         --------

                                                 (778,755)         (261,337)         (19,337)
                                                ---------          --------         --------

  Net realized gains (losses)                    (515,281)          465,348          600,308
  Net unrealized gain (loss)
    on trading securities                              --          (467,090)         130,563
                                                ---------          --------         --------

                                                $(515,281)         $ (1,742)        $730,871
                                                =========          ========         ========


   During April of 1999, securities were transferred from the held to maturity portfolio to the available for sale portfolio and the trading portfolio in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. At the date of transfer, the securities transferred to the available for sale portfolio had an amortized cost of $6,096,798 and increased the unrealized loss on securities available for sale by $40,104 and decreased shareholders' equity by $26,469 (net of tax of $13,635). The securities transferred to the trading portfolio had an amortized cost of $8,024,251 and a fair

June 30, 1999, 1998 and 1997

NOTE 2 - SECURITIES (Continued)

value of $7,884,252, resulting in a loss of $139,999 at the date of transfer. This amount has been shown net of tax of $47,600 as a cumulative effect of an accounting change in the consolidated statements of income. These trading securities were subsequently sold during 1999 at a loss of $16,498, resulting in a gross realized loss on trading securities of $156,497, as shown in the table above. There are no trading securities held at June 30, 1999.

   During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale to reflect management's intent to realize the long-term potential underlying such securities rather than to benefit from short-term changes in market values.


NOTE 3 - SECONDARY MARKET MORTGAGE ACTIVITIES
   The following summarizes the Bank's secondary market mortgage activities, which consist solely of one- to four-family real estate loans:


                                                 1999               1998             1997
                                             ------------       -----------      -----------
  Loans held for sale - beginning of period  $  8,156,572       $ 2,231,151      $ 4,297,092
  Activity during the periods:
    Loans originated and purchased for sale    35,127,650        50,245,577       30,350,557
    Proceeds from sales of mortgage loans     (41,568,214)      (44,982,359)     (32,915,164)
    Gain on sale of loans                         664,568           662,203          498,666
                                             ------------       -----------      -----------

  Loans held for sale end of period           $ 2,380,576       $ 8,156,572      $ 2,231,151
                                              ===========       ===========      ===========


   Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                  1999            1998              1997
                                              -----------      -----------       -----------
  Mortgage loan portfolios serviced for
    FHLMC                                     $27,179,312      $33,201,177       $26,980,056
                                              ===========      ===========       ===========

  Loan servicing fee income                     $  77,241        $  78,433         $  70,661
                                              ===========      ===========       ===========

   Custodial escrow balances maintained in connection with the foregoing loan servicing were $173,793 and $192,262 at June 30, 1999 and 1998.

   Following is the activity for mortgage servicing rights for the years ended June 30:

                                                1999               1998             1997
                                              ---------          --------         --------
  Balance at July 1                           $ 280,869          $148,569         $142,697
    Additions                                    65,692           190,800           16,372
    Amortization                               (114,000)          (58,500)         (10,500)
                                              ---------          --------         --------

  Balance at June 30                          $ 232,561          $280,869         $148,569
                                              =========          ========         ========

June 30, 1999, 1998 and 1997

Note 4 - LOANS

   A valuation allowance for mortgage servicing rights was not considered necessary for 1999, 1998 and 1997.

   Loans are classified as follows at June 30:

                                                                   1999            1998
                                                               ------------     ------------
   Real estate loans:
     One-to four-family residential - fixed rate               $ 14,559,680     $ 15,383,013
     One-to four-family residential - balloon                    51,842,742       24,413,846
     One-to four-family residential - adjustable                 18,833,825       32,599,924
     Construction                                                25,395,916       24,730,805
     Commercial mortgages                                        15,457,293        6,485,449
     Home equity lines of credit                                 10,512,823        9,877,359
     Second mortgages                                            10,820,377        8,148,412
     Land development                                             1,189,394          675,498
                                                               ------------     ------------

          Total mortgage loans                                  148,612,050      122,314,306
   Consumer loans                                                 1,849,363        1,665,606
   Commercial non-mortgage                                        3,823,834        3,253,091
                                                               ------------     ------------

          Total                                                 154,285,247      127,233,003
   Less:
     Loans in process                                             9,001,424        8,248,310
     Net deferred fees (costs)                                     (402,135)        (210,614)
     Allowance for loan losses                                      480,267          289,696
                                                               ------------     ------------

                                                               $145,205,691     $118,905,611
                                                               ============     ============

   Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                                   1999             1998             1997
                                                 --------          --------         --------
   Beginning balance                             $289,696          $225,862         $165,862
     Provision charged to operations              220,000            81,000           60,000
     Charge-offs, net of recoveries               (29,429)          (17,166)              --
                                                 --------          --------         --------

   Ending balance                                $480,267          $289,696         $225,862
                                                 ========          ========         ========

   During the years ended June 30, 1999, 1998 and 1997, the Company had no loans which were considered impaired.

   Certain directors and executive officers of the Company and the Bank (including family members, affiliates, and companies in which they are principal owners) had loans outstanding with the Bank in the ordinary course of business. Related party loan activity during 1999 and 1998 and balances as of June 30, 1999 and 1998 did not exceed $600,000.

June 30, 1999, 1998 and 1997

NOTE 5 - PREMISES AND EQUIPMENT NET

   A summary of premises and equipment is as follows at June 30:

                                                  1999             1998
                                               ----------        ----------
   Land                                        $  529,300        $  529,300
   Bank building and improvements               2,411,654         2,399,476
   Furniture and equipment                      1,051,429         1,180,697
                                               ----------        ----------

                                                3,992,383         4,109,473
   Accumulated depreciation                      (991,432)         (944,568)
                                               ----------        ----------

                                               $3,000,951        $3,164,905
                                               ==========        ==========

NOTE 6 - DEPOSITS

   Deposits at June 30 are summarized as follows:

                                                         1999                          1998
                                            -------------------------   ----------------------------
                                                Amount           %            Amount            %
                                            ------------      ------    ------------         ------
   Noninterest-bearing                       $ 8,419,022        6.36%    $ 7,010,473           5.84%
   Now accounts and MMDAs                      9,731,425         7.35      4,434,858            3.70
   Passbook and statement savings             19,267,901        14.55     19,334,577           16.11
   Certificates of deposit                    94,982,857        71.74     89,199,471           74.35
                                            ------------      ------    ------------         ------

                                            $132,401,205      100.00%   $119,979,379         100.00%
                                            ============      ======    ============         ======

   At June 30, 1999, the scheduled maturities of certificates of deposit are as follows by fiscal year-end:

                                  2000                       $73,607,227
                                  2001                        15,046,159
                                  2002                         2,408,500
                                  2003                         2,193,413
                                  2004                         1,689,478
                                  Thereafter                      38,080
                                                             -----------
                                                             $94,982,857
                                                             ===========

   As of June 30, 1999 and 1998, the Bank had time deposit accounts with balances of $100,000 or more of $20,890,000 and $17,183,000. Related party deposits were $1,704,000 and $2,095,000 at June 30, 1999 and 1998.

June 30, 1999, 1998 and 1997

NOTE 6 - DEPOSITS (Continued)


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


NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

   Advances from the Federal Home Loan Bank (FHLB) of Indianapolis consist of the following at June 30:

                                                            1999         1998
                                                        -----------  -----------
Putable  advances  with  maturities  January  2003
through  January  2009,  with rates  ranging  from
4.65% to 5.34% at June 30, 1999,  averaging  5.22%
at June 30, 1999 and 5.23% at June 30, 1998             $30,000,000  $22,000,000

Adjustable-rate  advances with maturities  October
1999 through  December  1999,  with rates  ranging
from  4.90% to 5.38% at June 30,  1999,  averaging
5.01% at June 30, 1999 and 5.78% at June 30, 1998        20,000,000   15,000,000
                                                        -----------  -----------
                                                        $50,000,000  $37,000,000
                                                        ===========  ===========

   For the putable advances, the FHLB has the option to convert the advance to an adjustable rate beginning one, two or five years after the purchase date, depending on the advance, and quarterly thereafter.

   Maturities of borrowings outstanding at June 30, 1999 are as follows for the next 5 years:

                                    2000                     $20,000,000
                                    2001                              --
                                    2002                              --
                                    2003                      10,000,000
                                    2004                              --
                                    Thereafter                20,000,000
                                                             -----------

                                                             $50,000,000
                                                             ===========


   Prepayment of certain remaining advances is permitted only upon the Bank's termination of its FHLB membership, while others are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB. The Bank did not incur prepayment penalties for the years ended June 30, 1999 and 1998.

   In addition to FHLB stock, the advances are collateralized at a minimum of 160% of the advances outstanding by approximately $121,000,000 and $118,000,000 of first mortgage loans and securities under a blanket lien arrangement at June 30, 1999 and 1998.

June 30, 1999, 1998 and 1997


NOTE 8 - FEDERAL INCOME TAXES

   The provision for federal income taxes for the years ended June 30 consists of the following:

                                                   1999             1998             1997
                                                ---------          --------         --------
   Current income tax expense                   $ 199,758          $401,804         $530,231
   Deferred income tax expense (benefit)          (54,158)           51,451          (51,507)
                                                ---------          --------         --------
      Total expense attributable to operations    145,600           453,255          478,724
   Tax benefit attributable to cumulative
     effect of accounting change                  (47,600)               --               --
   Deferred expense allocated to other
     comprehensive income items:
         Unrealized loss on transfer of
           securities held to maturity
           to available for sale                  (13,635)
         Unrealized gains (losses) arising
           during the year                       (375,222)          (72,546)         113,286
         Less reclassification adjustments
           for net losses included
           in net income                          175,195            68,642               97
                                                ---------          --------         --------
             Other comprehensive income          (213,662)           (3,904)         113,383
                                                ---------          --------         --------

                                                $(115,662)         $449,351         $592,107
                                                =========          ========         ========

   Deferred tax assets and liabilities at June 30 consist of the following:

                                                                     1999            1998
                                                                   --------        ---------
   Deferred tax assets:
         Accrued expenses                                          $ 70,963        $  15,300
         Management Recognition Plan                                 18,744           34,054
         Loans marked-to-market                                        (938)          89,422
         Unrealized loss on securities
           available for sale                                       211,018               --
         Other                                                       72,774           31,084
                                                                   --------        ---------

                                                                    372,561          169,860
   Deferred tax liabilities
         Loan fees                                                  139,329           81,172
         Bad debt allowance                                          58,019          162,555
         FHLB stock dividend                                         49,116           49,116
         Fixed assets                                               114,389          114,060
         Mortgage servicing rights                                   79,070           95,495
         Unrealized gain on securities
           available for sale                                            --            2,644
                                                                   --------        ---------

                                                                    439,923          505,042
                                                                   --------        ---------

   Net deferred tax liability                                      $(67,362)       $(335,182)
                                                                   ========        =========

   No valuation allowance was provided on deferred tax assets.

June 30, 1999, 1998 and 1997


NOTE 8 - FEDERAL INCOME TAXES (Continued)


   The provision for federal income taxes attributable to continuing operations differs from that computed at the statutory corporate tax rate as follows:

                                                                  Years ended
                                                 ----------------- June 30, ----------------
                                                   1999              1998             1997
                                                 --------          --------         --------
   Statutory rate                                      34%               34%              34%

   Tax expense at statutory rate                 $140,765          $436,432         $476,528
   Stock compensation plans                        35,717            16,982            3,150
   Other                                          (30,882)             (159)            (954)
                                                 --------          --------         --------

                                                 $145,600          $453,255         $478,724
                                                 ========          ========         ========

   Effective rate                                   35%             35%              34%

   Differences in the deduction for bad debts for tax and financial statement purposes after 1988 are included in deferred taxes. For years prior to 1988, the Bank had determined taxable income after deducting a provision for bad debts in excess of such provisions recorded in the financial statements. Accordingly, retained earnings at June 30, 1999 and 1998 includes approximately $3,364,000 on which no provision for federal income taxes has been made. The amount of unrecorded deferred taxes is $1,144,000. If this portion of retained earnings is used for any purpose other than to absorb bad debts, the amount used will be added to future taxable income.

   The Company files consolidated federal income tax returns on a fiscal year basis. Prior to July 1, 1997, if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $265,572 and is payable over a six-year period beginning with the year ending June 30, 1999.

June 30, 1999, 1998 and 1997


NOTE 9 - EARNINGS PER SHARE

   A reconciliation of the numerators and denominators of basic and diluted earnings per share for the years ended June 30 are as follows:

                                                                    1999           1998            1997
                                                                ----------     ----------      ----------
   Basic earnings per share
         Net income available to common shareholders             $  176,015     $  830,368      $  922,829
                                                                 ----------     ----------      ----------
         Weighted average common shares outstanding               2,399,997      2,370,243       2,572,335
                                                                 ----------     ----------      ----------

         Basic earnings per share                                $      .07     $      .35      $      .36
                                                                 ==========     ==========      ==========
   Diluted earnings per share
         Net income available to common shareholders             $  176,015     $  830,368      $  922,829
                                                                 ----------     ----------      ----------
         Weighted average common shares outstanding               2,399,997      2,370,243       2,572,335
         Add: dilutive effects of assumed exercise of
           stock options and unvested MRP's
             Stock options                                           49,155        107,670          10,827
             MRP shares                                               5,913         10,413              --
                                                                 ----------     ----------      ----------

         Weighted average common and dilutive
           potential common shares outstanding                    2,455,065      2,488,326       2,583,162
                                                                 ----------     ----------      ----------

         Diluted earnings per share                              $      .07     $      .33      $      .36
                                                                 ==========     ==========      ==========


   Stock options for 67,995 and 26,026 shares of common stock were not considered in the computation of diluted earnings per share for the years ended June 30, 1999 and 1997, respectively, as they were antidilutive. All share and per share amounts have been retroactively adjusted for stock splits.


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

   The contract  amounts of these  financial  instruments are as follows at June
30:

                                                  1999             1998
                                              -----------       -----------

   Commitments to make loans                  $ 7,092,000       $ 7,035,000
   Unused lines of credit                      14,392,000        11,172,000
   Loans in process                             9,001,000         8,248,000
   Letters of credit                              330,000           278,000


   Approximately 80% and 61% of commitments to make loans and to fund loans in process were made at fixed rates as of June 30, 1999 and 1998. Rate ranges for these fixed rate commitments were 6.625% to 9.125% and 7.0% to 9.125% as of June 30, 1999 and 1998. Lines of credit are issued at current market rates.

June 30, 1999, 1998 and 1997

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

   The Bank is a defendant under two legal proceedings alleging the unauthorized practice of law and various violations of law. Management intends to continue to contest these cases vigorously. Based on a review of current facts and circumstances, management is unable to determine the amount of loss, if any, that is possible.

   The Company and the Bank are also subject to certain other legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.

   During 1999, a settlement agreement totaling $225,000 was reached with a former management executive. Per the provisions of the agreement, the total settlement is being paid in 52 equal monthly installments, ending in March of 2001. Approximately $190,000 is included in other liabilities at June 30, 1999 and represents the remaining amount to be paid under the agreement.

   The Company has entered into employment agreements with four executive officers of the Company. Under the terms of those agreements, certain events leading to separation from the Company could result in a cash payment equal to two times the affected emloyee's compensation payable in twenty four equal monthly installments, and continued participation in medical and dental plans the employee was entitled to prior to the date of separation.

   The Company has also entered into a separate employment agreement with the President/CEO of the Company. Under the terms of this agreement, certain events leading to separation from the Company could result in the immediate vesting of the 33,334 stock options granted inApril of 1999 under the Stock OptionPlan, as more fully disclosed in Note 12. At the date of separation, such immediate vesting could result in a cash payment up to an amount equal to the 33,334 options multiplied by the difference between the market value of the Company's stock at the date of separation and the exercise price of the options.


NOTE 11 - EMPLOYEE BENEFIT PLANS

   The Company participates in the Financial Institutions Retirement Fund, a multi-employer defined benefit pension plan. Substantially all employees are eligible for participation in the Plan. The benefits are based on a percentage of the participant's career average salary for each year of service. An employee becomes fully vested upon completion of five years of qualifying service. The plan is currently overfunded and did not require contributions or charges against income for the years ended June 30, 1999, 1998 and 1997. Specific plan assets and accumulated benefit information for the Company's portion of the Fund is not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. Since the plan is overfunded, no liability for contributions is necessary.

   The Company maintains a qualified 401(k) plan covering substantially all employees. Employees who are 18 years and older and who have completed 1,000 hours of service in a 12 consecutive-month period are eligible.

June 30, 1999, 1998 and 1997

NOTE 11 - EMPLOYEE BENEFIT PLANS (Continued)

Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 25% of the first 3% of employee contributions. Although not required, the Company also has the option to make an additional, nonelective contribution to the plan. Beginning after 2 years of service, employees become vested in the Company's contributions at the rate of 20% per year, with 100% vesting occurring after 6 years of service. The Company's contributions for fiscal 1999, 1998 and 1997 were approximately $10,600, $9,600 and $5,200, respectively.


NOTE 12 - STOCK-BASED COMPENSATION PLANS

Employee Stock Ownership Plan (ESOP)

   An ESOP was established for the benefit of substantially all employees. The ESOP borrowed $1,296,048 from the Company and used those funds to acquire 243,009 shares of the Company's stock at $5.33 per share.

   Shares issued to the ESOP are committed to be released based on the number of unallocated shares held immediately before release for the current plan year multiplied by a fraction. The numerator of the fraction is the amount of quarterly principal and interest paid. The denominator of the fraction is the sum of the numerator plus the principal and interest to be paid for all future periods. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. Principal and interest payments are scheduled to occur in quarterly amounts of $45,326 over a ten-year period. The balance of the loan was $852,176 at June 30, 1999. An employee becomes fully vested upon completion of seven years of qualifying service. Upon withdrawal from the plan, participants are entitled to a distribution in cash or Company stock, or both.

   During 1999, 1998 and 1997, 24,300 shares of stock with an average fair value of $9.66 per share in 1999, $14.26 per share in 1998 and $7.81 per share in 1997 were committed to be released. Distributions of 2,244 and 4,802 shares were made to participants during the years ended June 30, 1999 and 1998. ESOP compensation expense for the years ended June 30, 1999, 1998 and 1997 was $234,647, $346,528 and $189,844. Shares held by the ESOP at June 30 are as follows:

                                                  1999             1998
                                               ----------        ----------
   Allocated to participants                       94,934            72,878
   Unallocated                                    139,734           164,034
                                               ----------        ----------

      Total ESOP shares                           234,668           236,912
                                               ==========        ==========

   Fair value of unallocated shares            $1,406,073        $2,316,980
                                               ==========        ==========

   All share and per share amounts have been retroactively adjusted for stock splits.

Stock Option Plan (SOP) and Management Recognition Plan (MRP)

   Employee and director Stock Option Plans (SOPs) and officer and director Management Recognition Plans (MRPs) were authorized by the shareholders at the October 25, 1995 annual meeting. The MRPs are restricted stock award plans. The employee SOP and the officers' MRP are administered by a committee of directors of the Company, while grants under the directors' SOP and the directors' MRP are pursuant to formulas set forth in the plans. MRP shares are granted at the closing market price of the Company's stock on the date of grant and vest in

June 30, 1999, 1998 and 1997

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

five equal annual installments from the date of grant. SOP options are granted at the average of the high and low market prices of the Company's stock on the date of grant and vest in five equal annual installments and expire ten years from the date of grant.

                                      Directors' SOP        Employees' SOP       Directors' MRP         Employees' MRP
                                               Weighted              Weighted            Weighted               Weighted
                                                Average               Average             Average                Average
                                               Exercise               Exercise           Grant Date             Grant Date
                                    Options      Price    Options       Price    Shares  Fair Value     Shares  Fair Value
                                    -------      -----    -------       -----    ------  ---------      ------  ----------
Total options/shares available      104,146               243,009                 41,657                 97,206
Balance outstanding
  July 1, 1996                       78,113       6.96     36,000        6.63     37,488     6.67        73,875     6.67
    Granted 7/8/96                                         21,450        7.33
    Granted 10/25/96                 26,026       7.25                             4,169     7.25
    Granted 12/20/96                                       88,350        7.17
    Forfeited                                              (6,150)       7.08                            (1,555)    6.67
                                    -------               -------                 ------                -------
Balance outstanding
  June 30, 1997                     104,139       7.03    139,650        7.06     41,657     6.73        72,320     6.67
    Granted 9/2/97                                         69,000       11.38
    Exercised                                              (1,000)       7.28
    Forfeited                                              (3,150)       7.36
                                    -------               -------                 ------                -------
Balance outstanding
  June 30, 1998                     104,139       7.03    204,500        8.51     41,657     6.73        72,320     6.67
    Granted 7/30/98                                        37,495       13.25
    Granted 4/14/99                                        33,334        8.66
    Granted 5/6/99                                          5,000        9.00
    Exercised                                             (20,100)       6.95
    Forfeited                                             (62,320)      10.02                           (13,221)    6.67
                                    -------               -------                 ------                -------
Balance outstanding
  June 30, 1999                     104,139       7.03    197,909        9.11     41,657     6.73        59,099     6.67
                                    =======               =======                 ======                 ======

    Options/shares exercisable
      (vested)                       57,278                49,380                 24,160                 43,164
                                    =======               =======                 ======                 ======
    Options/shares available for
      future grant                        7                24,000                      0                 38,107
                                    =======               =======                 ======                 ======

   During the years ended June 30, 1999, 1998 and 1997,  $107,800,  $152,400 and
$149,918 was charged to compensation expense for the MRPs.

   Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

June 30, 1999, 1998 and 1997

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

                                                                       Years ending
                                                        ---------------- June 30, ---------------

                                                          1999           1998              1997
                                                        --------       --------          --------

   Net income as reported                               $176,015       $830,368          $922,829
   Pro forma net income                                  113,933        716,649           885,286

   Basic earnings per share as reported                      .07            .35               .36
   Pro forma basic earnings per share                        .05            .30               .33

   Diluted earnings per share as reported                    .07            .33               .36
   Pro forma diluted earnings per share                      .05            .29               .33

   Weighted-average fair value of options granted
     during the year                                        1.39           2.07               .96


   The fair value of options granted during the years ended June 30, 1999, 1998 and 1997, respectively, is estimated using the following weighted-average information: risk-free interest rate of 5.33%, 6.22%, and 6%, expected life of 5 years, expected monthly volatility of stock price of 8.7%, 7.1% and 6.3% and expected dividends of 2.7%, 1.9% and 3% per year.

   At June 30, 1999, options outstanding were as follows:

       Number of options                                             302,048
       Range of exercise prices                               $6.63 - $13.25
       Weighted-average exercise price                                 $8.39
       Weighted-average remaining option life                     7.59 Years
       For options now exercisable: number                           106,810
         Weighted-average exercise price                               $7.36


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

   The Bank is subject to regulatory capital requirements administered by state and federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

June 30, 1999, 1998 and 1997

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

                                                         Capital to Risk-
                                                         Weighted Assets
                                                     ---------------------         Tier 1 Capital
                                                     Total          Tier 1       to Adjusted Assets
                                                     -----          ------       ------------------

   Well capitalized                                   10%              6%                5%
   Adequately capitalized                               8               4                 4
   Undercapitalized                                     6               3                 3

   At year end, actual capital levels (dollars in millions) and minimum required levels were:

                                                                                              Minimum Required
                                                                                                 to be Well
                                                                       Minimum Required        Capitalized Under
                                                                        for Capital           Prompt Corrective
                                                   Actual             Adequacy Purposes       Action Regulations
                                              -----------------       -----------------       ------------------
                                              Amount      Ratio       Amount     Ratio        Amount      Ratio
                                              ------      -----       -----     ------        ------      -----
1999
  Total capital (to risk weighted assets)      $21.1       18.0%       $9.4       8.0%         $11.7      10.0%
  Tier 1 capital (to risk weighted assets)      20.6       17.6         4.7       4.0            7.0       6.0
  Tier 1 capital (to average total assets)      20.6       10.4         7.9       4.0            9.9       5.0

1998
  Total capital (to risk weighted assets)      $20.1       20.9%       $7.7       8.0%          $9.6      10.0%
  Tier 1 capital (to risk weighted assets)      19.8       20.6         3.9       4.0            5.8       6.0
  Tier 1 capital (to average total assets)      19.8       11.3         7.0       4.0            8.8       5.0

   At June 30, 1999 and 1998, the Bank was categorized as well capitalized.

   During fiscal 1997, the Bank made a capital distribution to the Company in the amount of $2,500,000. This distribution was made primarily to allow the Company to make stock repurchase transactions.

   At the time of conversion to a stock association, the Bank established a liquidation account with an initial balance of $11,150,000, which is equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate

June 30, 1999, 1998 and 1997

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
EARNINGS (Continued)

to the current adjusted qualifying balancesfor accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

   Federal and state banking laws and regulations place certain restrictions on the amount of dividends a bank can pay to its holding company. Under the most restrictive of these dividend limitations, at June 30, 1999, approximately $11,300,000 was available to the Bank for the payment of dividends to the holding company without prior regulatory approval.

NOTE 14 - STOCK REPURCHASE PROGRAMS

   During fiscal 1999 and 1998, the Company repurchased 46,000 and 7,500 shares of its common stock after receiving approval from its federal regulator to repurchase up to 5%, or 133,500 shares of the Company's common stock. The shares were repurchased at an average price of $9.05 and $14.125 during fiscal 1999 and 1998 and remain available for general corporate purposes, including issuance in connection with stock-based compensation plans. Subsequent to June 30, 1999, 80,000 shares of the Company's common stock were repurchased at an average price of $9.38.

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

   Condensed financial information of Bank West Financial Corporation is as follows:

                                     CONDENSED BALANCE SHEETS
                                              as of:
                                                                  ----------  June 30, ----------
                                                                      1999                1998
                                                                  -----------         -----------
         ASSETS
                 Cash and cash equivalents                        $ 1,409,630          $  284,085
                 Securities available for sale                         59,925           2,752,325
                 Federal income tax receivable                         13,921             149,171
                 Loan receivable from Employee
                    Stock Ownership Plan                              852,176             968,684
                 Investment in subsidiary bank                     20,204,318          19,857,357
                 Accrued interest receivable                            4,249                 894
                 Other assets                                           7,208              12,670
                                                                 -----------         -----------

                         Total assets                             $22,551,427         $24,025,186
                                                                  ===========         ===========
         LIABILITIES
                 Note payable to subsidiary                       $        --         $   750,000
                 Deferred taxes (benefit)                                (751)                464
                 Other liabilities                                         47                  35


         SHAREHOLDERS' EQUITY                                      22,552,131          23,274,687
                                                                 -----------         -----------

                 Total liabilities and shareholders' equity       $22,551,427         $24,025,186
                                                                  ===========         ===========

June 30, 1999, 1998 and 1997

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL
  INFORMATION (Continued)

   CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME,

                              for the years ended:

                                                               ----------------- June 30, -----------------

                                                                  1999            1998              1997
                                                                ---------      -----------      -----------
      Interest and dividend income
          Securities                                            $  76,079      $   150,447      $    55,455
          Loan to Employee Stock Ownership Plan                    64,794           72,605           79,892
          Other interest-bearing deposits                          47,064           18,595           53,732
          Dividends from subsidiary bank                             --               --          2,500,000
                                                                ---------      -----------      -----------
                                                                  187,937          241,647        2,689,079

      Interest expense                                              3,719           99,850           11,794
                                                                ---------      -----------      -----------

      Net interest income                                         184,218          141,797        2,677,285

      Other income
          Net gain on trading securities                             --            200,148          731,156
          Net gain (loss) on securities
            available for sale                                   (332,714)        (259,730)         (14,995)
                                                                ---------      -----------      -----------
                                                                 (332,714)         (59,582)         716,161

      Operating expenses                                           95,806          152,108           88,468
                                                                 ---------      -----------      -----------

      Income before federal income taxes and
        equity in undistributed earnings of
        subsidiary bank                                          (244,302)         (69,893)       3,304,978

      Federal income tax expense (benefit)                        (83,000)         (23,745)         273,700
                                                                ---------      -----------      -----------

      Income (loss) before equity in undistributed
        earnings of subsidiary bank                              (161,302)         (46,148)       3,031,278

      Equity in undistributed (excess distributed)
        earnings of subsidiary Bank                               337,317          876,516       (2,108,449)
                                                                ---------      -----------      -----------

      Net income                                                  176,015          830,368          922,829

      Other comprehensive income, net of tax:
          Change in unrealized gain (loss) on
            securities, net of reclassification effects          (414,755)          (7,578)         220,097
                                                                 ---------      -----------      -----------

      Comprehensive income                                      $(238,740)     $   822,790      $ 1,142,926
                                                                =========      ===========      ===========

42

June 30, 1999, 1998 and 1997

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL
  INFORMATION (Continued)

                                   CONDENSED STATEMENTS OF CASH FLOWS,
                                              for the years:

                                                           ------------------ June 30, -----------------

                                                              1999              1998             1997
                                                           -----------      -----------      -----------
Cash flows from operating activities
    Net income                                             $   176,015      $   830,368      $   922,829
    Adjustments to reconcile net income to
      cash provided by operations
        Equity in undistributed (excess
           distributed) earnings of subsidiary Bank           (337,317)        (876,516)       2,108,449
        Trading securities:
             Purchases                                            --         (2,530,635)      (5,428,775)
             Proceeds from sales                                  --          4,486,385        3,947,118
        (Gain) loss on sales of securities                     332,714           59,582         (716,161)
        Change in
            Accrued interest receivable                         (3,355)             228           18,611
            Other assets                                       140,712         (156,302)          30,089
            Other liabilities                                       12          (34,441)          22,495
                                                           -----------      -----------      -----------
                 Net cash provided by operating
                   activities                                  308,781        1,778,669          904,655

Cash flows from investing activities
    Securities available for sale:
             Purchases                                        (350,000)      (1,904,438)
             Proceeds from sales                             2,706,107           59,399        2,481,875
    Principal reduction on ESOP note receivable                116,508          108,698          101,410
    Contribution to subsidiary Bank                            (42,374)         (38,426)         (37,921)
    Net (increase) decrease in interest-bearing
      time deposits                                               --             99,000           99,000
                                                           -----------      -----------      -----------

                 Net cash used in investing activities       2,430,241       (1,675,767)       2,644,364

Cash flows from financing activities
    Proceeds of loan from subsidiary Bank                         --          2,450,000        1,300,000
    Repayment of loan to subsidiary Bank                      (750,000)      (1,700,000)      (1,300,000)
    Dividends paid on common stock                            (586,828)        (540,685)        (506,959)
    Repurchase of common stock                                (416,312)        (105,938)      (5,193,866)
    Issuance of shares upon exercise of
       stock options                                           139,663            7,283             --
                                                           -----------      -----------      -----------

                 Net cash from financing activities         (1,613,477)         110,660       (5,700,825)
                                                           -----------      -----------      -----------

Net change in cash and cash equivalents                      1,125,545          213,562       (2,151,806)

Cash and cash equivalents at beginning of period               284,085           70,523        2,222,329
                                                           -----------      -----------      -----------

Cash and cash equivalents at end of period                 $ 1,409,630      $   284,085      $    70,523
                                                           ===========      ===========      ===========

Supplemental disclosure of cash flow information:

   During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale.

June 30, 1999, 1998 and 1997


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand, savings and money market deposits, accrued interest, the allowance for loan losses, and variable-rate loans or deposits that reprice frequently and fully. Securities fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair value of loans held for sale is based on market estimates. The fair value of Federal Home Loan Bank borrowings is based on currently available rates for similar financing. The fair value of off-balance-sheet items is based on the fees or costs that would currently be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material for this presentation.

   The estimated fair values of the Company's financial instruments (in thousands) are as follows at June 30:

                                                                    1999                            1998
                                                                    ----                            ----
                                                        Carrying            Fair         Carrying           Fair
                                                          Value             Value          Value            Value
                                                         -------          -------         -------          -------
          Financial assets
                Cash and cash equivalents                $ 9,106          $ 9,106         $  4,206         $ 4,206
                Securities                                42,272           42,272           43,252          43,247
                Loans, net                               145,206          144,517          118,906         119,380
                Loans held for sale                        2,381            2,407            8,157           8,298
                Mortgage servicing rights                    233              233              281             281
                Federal Home Loan Bank stock               2,700            2,700            2,100           2,100
                Accrued interest receivable                1,019            1,019              879             879

          Financial liabilities
                Deposits                                 132,401          132,496          119,979         120,229
                Federal Home Loan Bank borrowings         50,000           50,019           37,000          36,802
                Accrued interest payable                     292              292              253             253
                Advance payments by borrowers
                  for taxes and insurance                    509              509               513            513

44

Your Partners in Bank West Financial Corporation

DIRECTORS

George A. Jackoboice, Chairman of the Board;
   President of Monarch Hydraulics, Inc.

Carl A. Rossi, Treasurer; Contract Manager and part-owner of Bay Area Interiors

Jacob Haisma, Owner of Jacob Haisma Builders, Inc.

Thomas D. DeYoung, Owner and President
   of DeYoung & Associates

Robert J. Stephan, Vice Chairman of the Board;
   President, Chief Executive Officer
   of SecureOne Benefit Administrators, Inc.

Richard L. Bishop, President of Jurgens &
   Holtvluwer Men's Store, Inc.

John H. Zwarensteyn, President, Chief Executive Officer and owner of Gemini Corporation

Harry E. Mika, Private Investor, Director for 29 years at five different banks in Western Michigan

Wallace D. Riley, President and Senior Partner of
   Riley and Roumell, P.C.

SPECIAL COUNSEL

Elias, Matz, Tiernan & Herrick L.L.P.
Suite 1200
734 15th Street, N.W.
Washington, D.C.  20005

GENERAL COUNSEL

Siebers Mohney Associates, P.L.C.
The Ledyard Building
Suite 340
125 Ottawa Avenue N.W.
Grand Rapids, Michigan 49503

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, N.J.  07016

INDEPENDENT AUDITORS

Crowe, Chizek and Company LLP
400 Riverfront Plaza Building
55 Campau, N.W.
Grand Rapids, Michigan 49502

EXECUTIVE OFFICERS

Ronald A. Van Houten, President,
  Chief Executive Officer
James A. Koessel, Senior Vice President
  of Mortgage Lending
Laurie S.Adams, Vice President,
  Director of RetailBanking
Louis D. Knooihuizen, Vice President
  of Commercial Lending
Kevin A. Twardy, Vice President,
  Chief Financial Officer



STOCK INFORMATION

Bank West Financial Corporation is traded on the Nasdaq National Market under the symbol of "BWFC." Total shares outstanding as of June 30, 1999 were 2,597,729. As of September 15, 1999, the Company had approximately 611 shareholders of record. The high and low bid quotations for the common stock as reported on the Nasdaq, as well as dividends declared per share, were as follows:


Quarter Ended                      High         Low       Dividends
-------------                      ----         ---       ---------

September 30, 1997               $12.667      $ 9.000        $.05
December 31, 1997                 17.625       12.583         .05
March 31, 1998                    16.250       12.750         .06
June 30, 1998                     14.750       13.500         .06
September 30, 1998                14.250        9.500         .06
December 31, 1998                 11.250        8.750         .06
March 31, 1999                    10.000        8.250         .06
June 30, 1999                     10.938        8.250         .06

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