Form 10-K, Exhibit 13
period 2000-06-30
BANK WEST FINANCIAL CORP
filed 2000-09-28
CIK 934598

To Our Stockholders:


   This past year we have made great strides in changing the Bank's image from a 113 year old savings and loan institution to a community bank. It has been a year of dramatic asset growth, improved profitability and improved efficiency for your Bank as described in more detail below:

         Asset Growth - Assets increased 30% from $206.7 million to $268.4 million, primarily as a result of growth both in the commercial and residential lending areas.

         Improved Profitability - Net income was $1.1 million, or $.46 per share for the fiscal year ended June 30, 2000, an increase of 520.5% compared to net income of $176,000 or $.07 per share for the same period of 1999.

                                            [graphic-photo of Robert J. Stephan]


         Improved Efficiency - Senior management has managed to better balance operational overhead expense in the loan and deposit areas through consolidation and realignment of duties throughout the organization, thus contributing to the improved earnings for the year. We continue to focus on improving the efficiency ratio without impacting customer service.

   The Y2K event turned out to be a non-event at Bank West. We expected and accomplished a smooth transition due to the substantial investment of time and resources to ensure that no interruption would occur to our system.

   The strategic plan we put in place this past year is showing significant improvement to the financial results. Next year, our major focus will be on deposit growth and commercial lending. We expect these efforts will further improve our interest margin and overall profitability. Over the past year, our dramatic growth in assets has set the stage for more consistent quarterly earnings growth. We are hopeful that the progress we have shown quarter after quarter eventually will be recognized by the marketplace, which should translate into a higher stock price.


[graphic-photo of Ronald A. Van HOuten]

   The rising overall interest rate environment as well as a dramatic shift of investments to the technology sector has resulted in lack of interest by investors relating to bank stocks. This has caused a downward spiral in the market value of bank stocks throughout the entire financial services sector. As you can see from the financial highlights under Selected Consolidated Financial Data, the book value of your Bank at June 30, 2000 is $8.81 per share. Bank West stock is presently trading at a low percentage of book value and a low multiple of earnings as compared to historical averages for the banking sector.

   Our goal is to continue to serve our customers as well as expanding our customer base throughout the Western Michigan community by delivering banking services that meet or exceed their expectations. We invite you as a stockholder to refer your friends, family and associates to utilize the products and services offered at Bank West. Your support definitely makes a difference.

   Your company is blessed with talented and committed team members. During this past year, they have worked through many changes and challenges in achieving current year results. We thank them for their efforts.

   On November 26, 1999 our friend,  colleague and Chairman of the Board, George
A. Jackoboice, suddenly passed away while vacationing in Salzburg, Austria. His years of wisdom and guidance were very much appreciated. A copy of the Board's "In Memoriam" resolution is printed on the following page.

   Our directors, management and staff want to thank you, our stockholders, for your investment and belief in our efforts and vision. We will continue our efforts to grow and diversify your company, with the goal of enhancing shareholder value. With this in mind, we look forward to our 114th year of offering superior banking services throughout the Western Michigan area.

Sincerely,                                Sincerely,


/s/Ronald A. Van Houten                   /s/Robert J. Stephan
-----------------------                   --------------------
Ronald A. Van Houten                      Robert J. Stephan
President and Chief Executive Officer     Chairman of the Board

                             IN MEMORIAM RESOLUTION

                    [GRAPHIC-photo of George A. Jackoboice]





                              George A. Jackoboice
                              --------------------

   WHEREAS, George A. Jackoboice was first elected as a Director of Bank West (formerly West Side Federal Savings and Loan) in 1978, and served continuously in that office before being unanimously elected Chairman of the Board in 1991; and

   WHEREAS, Director and Chairman Jackoboice served the Board and the Bank and all of its members and shareholders with singular dedication and distinction, thereby contributing immeasurably to the growth, stability and reputation of the Bank; and,

   WHEREAS, his unfortunate and unexpected sudden demise on November 26, 1999 at the age of 57 years, leaves an unwanted void of leadership on the Board and a great sense of loss of companionship among his fellow directors and officers;

   NOW THEREFORE, BE IT RESOLVED, that the untimely death of our Chairman George Alan Jackoboice on November 26, 1999 be and hereby is officially noted in these minutes of the Board of Directors meeting of December 20, 1999, and that the Secretary of the Board be, and hereby is, directed to send a copy of this resolution to the Jackoboice family together with our condolences.

   The above resolution was unanimously adopted.

Selected Consolidated Financial Data

                                                                         Year Ended June 30,
                                                   2000          1999           1998          1997         1996
                                                 --------      --------       --------      --------    ----------
Summary of Operations

Total interest income                            $ 17,605      $ 13,666       $ 12,549      $ 10,429    $   10,088
Net interest income                                 6,693         5,352          4,937         4,279         4,158
Provision for loan losses                             400           220             81            60            60
Other income                                          428           621          1,012         1,554         1,202
One-time special SAIF assessment                       --            --             --           551            --
Other expenses                                      5,025         5,339          4,585         3,821         3,469
Income taxes                                          604           146            453           478           622
Income before cumulative effect of
  accounting change                                 1,092           268            830           923         1,209
Cumulative effect of change in accounting              --           (92)            --            --            --
Net income                                          1,092           176            830           923         1,209
Balance Sheet Data
Total assets                                    $ 268,370      $206,669       $181,469      $155,675      $137,982
Cash and cash equivalents                           3,734         9,106          4,206         3,673         6,694
Securities                                         20,735        17,733          6,745         3,978         7,422
Mortgage collateralized securities                 21,867        24,539         36,507        25,578        17,341
Loans, net                                        210,717       145,206        118,906       111,530        95,737
Loans held for sale                                   573         2,381          8,157         2,231         4,297
Deposits                                          155,840       132,401        119,979       102,862        91,028
FHLB advances                                      88,803        50,000         37,000        29,000        19,000
Equity                                             22,223        22,552         23,275        22,592        26,810
Per Share Data(1)
Basic earnings per share                        $     .46      $    .07       $    .35      $    .36      $    .39
Diluted earnings per share                            .46           .07            .33           .36           .39
Dividends per share                                   .24           .24            .22           .19           .19
Book value per share                                 8.81          8.68           8.87          8.59          8.13
Ratios
Average yield on interest-earning assets             7.62%         7.23%          7.74%         7.61%         7.52%
Average rate on interest-bearing liabilities         5.02          4.88           5.26          5.15          5.37
Average interest spread                              2.60          2.35           2.48          2.46          2.15
Net interest margin                                  2.90          2.83           3.04          3.12          3.10
Return on average assets                              .45           .09            .49           .64           .87
Return on average equity                             4.97           .76           3.58          3.89          4.38
Efficiency ratio                                    67.21         72.16          76.34         74.89         68.56
Dividend pay-out ratio                              52.17        342.86          64.96         54.94         49.93
Average equity to average assets                     9.15         11.72          13.60         16.42         19.77
Non-performing loans as a % of loans, net             .19           .88            .71           .37           .04


(1) All per share data has been adjusted for stock splits.

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

   This Annual Report includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations include, but are not limited to, the following: changes in economic conditions (both generally and more specifically in the markets in which Bank West operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles; government legislation and regulation; and changes in other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

General

   Bank West Financial Corporation is the holding company for Bank West, a state chartered savings bank. Substantially all of the Company's assets are currently held in, and its operations are conducted through, its sole subsidiary Bank West. The Company's business consists primarily of attracting deposits from the general public and using such deposits, together with Federal Home Loan Bank ("FHLB") advances, to originate and purchase residential real estate loans, including residential construction loans, commercial loans, home equity loans and, to a lesser extent, consumer loans.

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

   The Company's net income was $1,092,000, $176,000 and $830,000 for fiscal 2000, 1999 and 1998, respectively. Net income for fiscal 2000,1999 and 1998 was impacted by a number of items which management believes will no longer significantly impact future earnings. See "Results of Operations for the Year Ended June 30, 2000 Compared to the Year Ended June 30, 1999" and "Results of Operations for the Year Ended June 30, 1999 Compared to the Year Ended June 30, 1998" sections for further clarification of such items.

Changes in Financial Condition

Assets. Total assets increased by $61.7 million or 29.9% from June 30, 1999 to June 30, 2000. The increase is largely due to an increase in net loans of $65.5 million or 45.1% as greater emphasis was placed on originating and retaining commercial loans and balloon single-family mortgage loans instead of concentrating primarily on residential mortgage banking activities. The increase in net loans was partially offset by a decrease in cash and cash equivalents by $5.4 million or 59.3% as excess cash was utilized to fund loan growth. The additional emphasis on the origination of commercial and balloon single-family mortgage loans during fiscal 2000 was designed to diversify the Bank's loan portfolio from its traditional emphasis on adjustable-rate mortgages ("ARM's"), which have recently been out-of-favor due to the overall interest rate environment that reflects an inverted U.S. Treasury yield curve, and to react to increased competitiveness in the residential mortgage banking business. Total commercial loans increased as a percent of total loans from 12.5% at the end of fiscal 1999 to 22.2% at the end of fiscal 2000. Management's strategy for fiscal 2001 and beyond is to place greater emphasis on commercial lending and reduce the emphasis in the residential lending area due to the increasing disparity between yields on commercial loans versus residential loans. Accordingly, the anticipated growth in commercial loans is expected to favorably impact the Bank's net interest income and net interest margin.

   The Bank's mortgage banking activities consist of selling newly originated and purchased loans into the secondary market. Total loans sold amounted to $9.4 million, $41.6 million and $45.0 million in fiscal 2000, 1999 and 1998, respectively. Loans held for sale amounted to $573,000, $2.4 million and $8.2 million at June 30, 2000, 1999 and 1998, respectively. The dollar amount of loans sold and loans held for sale decreased significantly in fiscal 2000 due to both the rise in overall market interest rates and management's strategy during fiscal 2000 to portfolio ten-year balloon mortgages versus selling them. Adding ten-year balloon loans to portfolio was designed to offset the significant prepayments of ARM's and longer-term fixed-rate mortgages during the fiscal year. In addition, the portfolio lending strategy has reduced the Bank's excess capital position and provided significant growth in net interest income.

   Collateralized mortgage obligations ("CMO's") decreased from $21.1 million at June 30, 1999 to $19.2 million at June 30, 2000. The decrease in CMO's is consistent with management's current strategy to orderly liquidate the majority of the CMO portfolio to provide liquidity over the next few years to fund higher yielding commercial loan growth. The remaining CMO's have floating rates based on either the prime or one month LIBOR rates, and are structured with relatively low weighted average note rates as compared to current market rates, which reduces prepayment risk.

   Other securities classified as available for sale primarily consist of U.S. agency securities, corporate bonds, pass-through mortgage-backed securities and municipal securities. These types of securities increased from $21.2 million at June 30, 1999 to $23.4 million at June 30, 2000. The increase is primarily due to the purchase of corporate bonds early in the fiscal year. Management plans to orderly liquidate the securities portfolio over the next few years to fund higher yielding commercial loan growth.

   At June 30, 2000, the unrealized loss on the Company's entire securities portfolio was approximately $831,000, net of taxes, which is shown as a component of stockholders' equity. The increase in the net unrealized loss from $410,000 at June 30, 1999 is due to the recent rise in overall market interest rates. Management believes that the recent decline in the market values of these securities is temporary.

   Liabilities. Deposits increased by $23.4 million or 17.7% from June 30, 1999 to June 30, 2000. The increase in total deposits was primarily attributable to growth in certificates of deposit of $25.5 million, or 26.8%. Certificates of deposit accounted for approximately 77% of total deposits at June 30, 2000 and approximately 72% of total deposits at June 30, 1999. At June 30, 2000, $93.0 million or 77.2% of total certificates of deposit mature in one year or less, and $51.5 million or 42.7% of the total certificates of deposit had balances of $100,000 or more. The increase in deposits was achieved primarily through continued development of new and existing commercial and retail account relationships. In addition, the Bank has increased its reliance on brokered certificates of deposit to fund part of the loan growth during fiscal 2000. Brokered certificates of deposits increased from $19.2 million at June 30, 1999 to $37.6 million at June 30, 2000. The interest rates offered on these deposits approximate the interest rates in the local market area.

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

   Because the growth in deposits has not matched the growth in assets in recent years, the Bank has utilized Federal Home Loan Bank ("FHLB") borrowings. During fiscal 2000, the Bank increased FHLB borrowings by $38.8 million. The proceeds of these borrowings, as well as deposit growth discussed above, were primarily used to fund loan growth. Management expects to continue to utilize additional FHLB borrowings, Federal Funds and brokered certificates of deposit in the next fiscal year to fund additional loan growth.

Shareholders' Equity. Shareholders' equity amounted to $22.2 million or 8.3% of total assets at June 30, 2000 compared to $22.6 million or 10.9% of total assets at June 30, 1999. The Company had increased earnings over the prior year and reported net income of $1,092,000. Net income was impacted by approximately $106,000, net of tax, during fiscal 2000 due to professional fees related to defending the Bank in a lawsuit that was dismissed during the fiscal year. Management believes that this expense will no longer significantly impact future earnings. For additional discussion, see "Results of Operations for the Year Ended June 30, 2000 Compared to the Year Ended June 30, 1999" section. The decrease in total shareholders' equity relates primarily to net income offset by dividends, stock repurchases and an increase in unrealized losses on securities available for sale.

   The cost of shares issued to the Company's Employee Stock Ownership Plan ("ESOP") but not yet allocated to participants totaling $616,000 at June 30, 2000 is presented in the consolidated balance sheet as a reduction of shareholders' equity. The unearned compensation value of the Company's Management Recognition Plans ("MRP's") totaled $36,000 at June 30, 2000 and is also shown as a reduction of shareholders' equity.

   The Company's securities classified as available for sale are carried at market value, with unrealized gains or losses reported as a separate component of shareholders' equity, net of federal income taxes. At June 30, 2000, the net unrealized loss was $831,000, while at June 30, 1999, the net unrealized loss was $410,000. The increase in overall market interest rates had a negative impact on the market value of the securities portfolio.

Non-performing Assets and the Allowance for Loan Losses


The table below sets forth the amounts and categories of non-performing assets at June 30, 2000 and June 30, 1999:

                                                            June 30,   June 30,
                                                              2000       1999
                                                             ------     ------
                                                           (Dollars in Thousands)
         Non-accrual loans
           One- to four-family                               $   14     $  207
           Construction and land development                    275        930
           Commercial                                            --         --
           Consumer (including second mortgages)                115        142
                                                             ------     ------
                           Total                                404      1,279
         Real estate owned
                           Construction and land development    380        310
                                                             ------     ------
         Total non-performing assets                         $  784     $1,589
                                                             ======     ======
         Total non-performing assets as
           a percentage of total assets                         .29%       .77%
                                                             ======     ======

   Non-performing  assets  in the  construction  and land  development  category consist of six single-family homes. The majority of these homes are substantially complete. Management believes that these non-performing assets are adequately collateralized. The two loans on non-accrual did not require specific reserves against the allowance for loan losses at June 30, 2000. The real estate owned properties required a write-down of approximately $33,000 during fiscal 2000. The allowance for loan losses totaled $844,000 or 208.9% of total non-performing loans at June 30, 2000. During the year ended June 30, 2000, there were $36,339 in net charge-offs. At June 30, 2000, $139.5 million or 62.9% of the Bank's total loan portfolio was collateralized by first liens on one-to four-family residences, and the net loan portfolio amounted to 78.5% of total assets.

Results of Operations for the Year Ended June 30, 2000
Compared to the Year Ended June 30, 1999

   Net Income. Net income for fiscal 2000 was $1,092,000 or $.46 per diluted share, compared to $176,000 or $.07 per diluted share for fiscal 1999. The increase in the Company's net income of $916,000 or 520.5% in fiscal 2000 from fiscal 1999 was primarily due to an increase in net interest income of $1.3 million, resulting from net loan growth of $65.5 million. In addition, several non-recurring items, which management believes are not expected to impact future earnings, had a significant impact on fiscal 1999 earnings but only a nominal impact on fiscal 2000 earnings. These items are described below on an after tax basis. First, the Company realized a $340,000, net of tax, loss on securities in fiscal 1999 compared to a net of tax loss of $19,000 in fiscal 2000 primarily resulting from the liquidation of the Company's equity investments and the sale of certain CMO's during fiscal 1999 in order to reposition the securities portfolio for future liquidity needs. Second, the Company incurred approximately $253,000, net of tax, in legal costs during fiscal 1999 associated with a class action lawsuit filed on July 17, 1998 by a Bank West borrower, compared to net of tax expense of $106,000 during fiscal

2000 associated with the lawsuit. Third, during fiscal 1999, the Company incurred a $140,000, net of tax, settlement accrual related to the former President and Chief Executive Officer. Fourth, the Company incurred a $55,000, net of tax, loss on disposal of fixed assets in fiscal 1999 related to Year 2000 compliance. These items are discussed in greater detail in the following sections.

   Net Interest Income. The Company's net income is largely dependent upon net interest income. Net interest income is the difference between the average yield earned on loans, securities and other earning assets, and the average rate paid on deposits and other borrowings. Net interest income is affected by changes in volume and the composition of interest-earning assets and interest-bearing liabilities, market rates of interest, the level of nonperforming assets, demand for loans and other market forces.

   Net interest income increased by $1.3 million or 25.1% for the year ended June 30, 2000 as compared to the year ended June 30, 1999. The increase in net interest income was primarily attributable to a $44.2 million or 32.3% increase in the average loan portfolio (including loans held for sale). The Company's average interest spread increased from 2.35% to 2.60%, reflecting higher yielding commercial and second mortgage loan growth during fiscal 2000.

   The yield on interest-earning assets increased from 7.23% for fiscal 1999 to 7.62% for fiscal 2000. The yield increased primarily due to the growth in commercial loans which typically have a higher yield than residential mortgage loans. In addition, during the fiscal year, the Federal Reserve Bank increased the federal funds rate by 175 basis points and the overall market interest rates increased significantly from the previous year, resulting in an upward repricing of floating rate loans and securities. Management expects that its strategy to increase the emphasis on commercial lending for fiscal 2001 will favorably impact the average yield on interest-earning assets.

   The cost of interest-bearing liabilities increased from 4.88% for fiscal 1999 to 5.02% for fiscal 2000, primarily due to the increase in the overall interest rate environment and the change in mix of interest-bearing liabilities. Certificates of deposit as a percentage of total deposits increased from 71.7% at June 30, 1999 to 77.3% at June 30, 2000. In addition, FHLB advances as a percentage of total interest-bearing liabilities increased from 28.7% at June 30, 1999 to 37.4% at June 30, 2000. Management expects that the higher overall interest rate environment will result in an increase in the average cost of interest-bearing liabilities during fiscal 2001.

   Net interest margin increased from 2.83% for fiscal 1999 to 2.90% for fiscal 2000. The increase in net interest margin was primarily due to a change in mix of interest-earning assets resulting from the significant growth in commercial loans, which typically have a higher yield than residential loans.

   The future trend of the Company's net interest income and net interest margin may be impacted by the level of loan originations, purchases, repayments, refinances, and sales, and a resulting change in the Company's composition of interest-earning assets. The recent rapid rise in overall market interest rates is expected to have a negative impact on the Company's net interest income. However, the anticipated growth in commercial loans is expected to partially offset any negative impact. Additional factors that may affect the Company's net interest income are the slope of the yield curve, asset growth, maturity and repricing activity and competition.

Average Balances, Interest Rates and Yields. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on month-end balances.

                                              Year Ended June 30,              Year Ended June 30,          Year Ended June 30,
                                                      2000                            1999                          1998
                                        ------------------------------    -----------------------------  -------------------------
                                                               Average                          Average                    Average
                                        Average                Yield/     Average               Yield/   Average           Yield/
                                        Balance     Interest   Rate(1)    Balance   Interest    Rate     Balance  Interest Rate
                                        -------     --------   -------    -------   --------    ----     -------  -------------
                                                                         (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(2)                   $181,035     $14,185     7.84%    $136,874   $10,598    7.74%   $120,844  $ 9,795   8.11%
  Securities                              44,337       3,001     6.77       46,077     2,677    5.81      36,669    2,446   6.67
  Interest-bearing deposits                1,940         109     5.62        3,652       191    5.23       2,738      152   5.55
  FHLB stock                               3,875         310     8.00        2,521       199    7.89       1,958      156   7.97
                                        --------     -------     ----     --------   -------    ----    --------  -------   ----
    Total interest-earning assets        231,187      17,605     7.62      189,124    13,665    7.23     162,209   12,549   7.74
                                                     -------     ----                -------    ----              -------   ----
Noninterest-earning assets                 9,491                             7,547                         8,522
                                        --------                          --------                      --------
    Total assets                        $240,678                          $196,671                      $170,731
                                        ========                          ========                      ========

Interest-bearing liabilities:
  Savings, checking and MMDA's          $ 36,291         968     2.67     $ 31,883       857    2.69    $ 25,821      794   3.08
  Certificates of deposit                102,655       5,557     5.41       91,307     5,044    5.52      83,032    4,808   5.79
  Other borrowings                        78,298       4,387     5.60       47,185     2,412    5.11      35,803    2,010   5.61
                                        --------     -------     ----     --------   -------    ----    --------  -------   ----
    Total interest-bearing liabilities   217,244      10,912     5.02      170,375     8,313    4.88     144,656    7,612   5.26
                                                     -------     ----                -------    ----              -------   ----

Noninterest-bearing liabilities            1,453                             3,247                         2,853
                                        --------                          --------                      --------
     Total liabilities                   218,697                           173,622                       147,509
Stockholders' equity                      21,981                            23,049                        23,222
                                        --------                          --------                      --------
    Total liabilities and
      stockholders' equity              $240,678                          $196,671                      $170,731
                                        ========                          ========                      ========

Net interest income; average
  interest rate spread                  $  6,693        2.60%                        $ 5,352    2.35%             $ 4,937  2.48%
                                        ========        ====                         =======    ====              =======  ====

Net interest margin(3)                                  2.90%                                   2.83%                      3.04%
                   ==                                   ====                                    ====                       ====
Average interest-earning assets to
  Avg. interest-bearing liabilities                     1.06x                                  1.11x                       1.12x
                                                        ====                                   ====                        ====


(1) At June 30, 2000, the weighted average yields earned and rates paid were as follows: loans receivable 8.41%; securities 6.99%; interest-bearing deposits 6.47%; FHLB stock 8.00%; total interest-earning assets 8.17%; savings, checking and MMDA's 2.88%; certificates of deposit 5.89%; FHLB advances 6.65%; total interest-bearing liabilities 5.73%; and interest rate spread 2.44%.

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

                                             Year Ended                        Year Ended
                                            June 30, 2000                     June 30, 1999
                                                  vs.                               vs.
                                              Year Ended                        Year Ended
                                             June 30, 1999                     June 30, 1998
                                               Increase                          Increase
                                              (Decrease)                        (Decrease)
                                                Due to                            Due to
                                  --------------------------------     -----------------------------
                                                           Total
                                   Rate                   Increase     Rate                   Total
                                   Effect       Volume   (Decrease)    Effect     Volume    Increase
                                   ------       ------   ----------    ------     ------    --------
                                                              (In Thousands)
Interest income:
  Loans receivable                $   138     $ 3,449     $ 3,587     $  (460)    $ 1,263    $   803
  Securities                          428        (104)        324        (342)        573        231
  Interest-bearing deposits            13         (95)        (82)         (9)         48         39
  FHLB stock                            3         108         111          (2)         45         43
                                  -------     -------     -------     -------     -------    -------
      Total interest income           582       3,358       3,940        (813)      1,929      1,116
                                  -------     -------     -------     -------     -------    -------

Interest expense:
  Savings, checking and MMDA's         (6)        117         111        (109)        172         63
  Certificates of deposit            (102)        615         513        (230)        466        236

 Other borrowings                     251       1,724       1,975        (192)        594        402
                                  -------     -------     -------     -------     -------    -------
      Total interest expense          143       2,456       2,599        (531)      1,232        701
                                  -------     -------     -------     -------     -------    -------
Increase (decrease) in
  net interest income             $   439     $   902     $ 1,341     $  (282)    $   697    $   415
                                  =======     =======     =======     =======     =======    =======

   Provision for Loan Losses. Provisions for loan losses are charged to operations based on management's evaluation of probable losses in the portfolio. In addition to providing loss allocations on specific loans where a decline in value has been identified, general provisions for losses are established based upon the overall portfolio composition and general market conditions. In establishing both specific and general loss allocations, management reviews individual loans, recent loss experience, current economic conditions, the overall balance and composition of the portfolio, and such other factors which, in management's judgment, deserve recognition in estimating probable losses. Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and borrower circumstances.

   The provision for loan losses increased by $180,000 or 81.8% when comparing fiscal 2000 to fiscal 1999. During the fiscal year, management increased the provision for loan losses primarily as a result of increases, both on a dollar basis and as a percentage of total loans, in commercial loans. Management believes commercial lending has a higher degree of credit risk compared to residential mortgage lending and intends to add to the allowance for loan losses based on the increased credit risk.

   The Company's ratio of nonperforming assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .29% as of June 30, 2000 compared to .77% as of June 30, 1999. The allowance for loan losses as a percentage of total loans at June 30, 2000 increased to .38% from .31% at June 30, 1999. The allowance for loan losses equaled 208.9% of nonperforming loans at June 30, 2000. The ratio of net charge-offs to average loans outstanding was
 .02% for both fiscal 1999 and 2000.

   Total Other Income. Total other income decreased by $192,000 or 31.0% in fiscal 2000 from fiscal 1999, primarily due to a $547,000 or 82.3% decrease in gain on sales of loans. The significantly lower gain was partially due to the increase in overall market interest rates during fiscal 2000 compared to fiscal 1999 resulting in lower loan sales volume. In addition, the Bank portfolioed ten-year residential balloon mortgages in an effort to deploy excess capital. The lower gain on sale of loans was partially offset by lower losses on the sale of securities available for sale by $320,000 or 92.1%. Fiscal 1999 losses on securities available for sale resulted from the liquidation of the Company's equity investments and the sale of certain CMO's in order to reposition the securities portfolio with shorter average life bonds to anticipate future liquidity needs.

   Total Other Expenses. Total other expenses decreased by $314,000 or 5.9% in fiscal 2000 as compared to fiscal 1999. The decrease was primarily due to the factors discussed below. Compensation and benefits expense decreased by $79,000 or 2.7%. Fiscal 1999 compensation and benefits included a $225,000 settlement accrual related to the former President and Chief Executive Officer. Absent the settlement accrual, compensation and benefits expense was higher in fiscal 2000 by $146,000, or 5.3% primarily due to the hiring of additional staff for the newly opened Jenision branch as well as regular annual wage increases. These amounts were partially offset by lower ESOP expense of $51,000 resulting from a decline in the market value of the Company's stock in fiscal 2000 as compared to 1999. The Bank has completed the majority of personnel additions necessary to support continued growth in its lending areas and existing branches. Management expects that additional loan and deposit growth given current staffing levels should result in an improvement to the Bank's efficiency ratio for fiscal 2001.

   Professional fees decreased by $280,000, or 42.0%. The Company incurred approximately $165,000 in legal costs during fiscal 2000 compared to $384,000 during fiscal 1999 associated with defending a class action lawsuit. See Note 10 to Consolidated Financial Statements for more information. During March of 2000, the Kent County Circuit Court entered judgment in favor of Bank West on all claims. While the plaintiffs have a right to appeal, Bank West won all aspects of the case and expects to prevail in the appeals that have been filed.

   During fiscal 1999, the Company incurred an $83,000 loss on the disposal of fixed assets considered non-compliant with respect to the Year 2000 event. No losses on the disposal of fixed assets occurred during fiscal 2000.

   The above decreases in other expenses were partially offset by an increase in furniture, fixtures and equipment expense of $56,000 or 30.6% due to depreciation expense related to the purchase of a new teller service platform and new lending software. In addition, advertising expense increased by $71,000 or 78.9% due to the grand opening of the Jenison branch as well as the increased emphasis on advertising loan and deposit products.

   Cumulative Effect of a Change in Accounting Principle. During fiscal 1999, the Company changed the accounting for certain securities by transferring certain held to maturity securities to the trading portfolio under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The transfer resulted in the recognition of a $92,000, net of tax charge, in fiscal1999. The transfer allowed the Company to subsequently sell such securities in fiscal 1999. Federal Income Tax Expense.

   Federal income tax expense increased by $458,000 or 313.7% in fiscal 2000 from fiscal 1999, due to an increase in pre-tax income.

Results of Operations for the Year Ended June 30, 1999
Compared to the Year Ended June 30, 1998

   Net Income. Net income for fiscal 1999 was $176,000 or $.07 per diluted share, compared to $830,000 or $.33 per diluted share for fiscal 1998. The decrease in the Company's net income of $654,000 or 78.8% in fiscal 1999 from fiscal 1998 was due to several events described below on an after tax basis. First, the Company realized a $340,000, net of tax, loss on investment securities in 1999 compared to a net of tax loss of $1,100 in 1998 primarily resulting from the liquidation of the Company's equity investments and the sale of certain CMO's in order to reposition the securities portfolio. Second, the Company incurred approximately $253,000, net of tax, in legal costs in fiscal 1999 associated with the previously mentioned class action lawsuit. Third, the Company incurred a $140,000, net of tax, settlement accrual in 1999 related to the former President and Chief Executive Officer. Fourth, the Company incurred a $55,000, net of tax, loss on disposal of fixed assets in 1999 related to Year 2000 compliance. These items are discussed in greater detail in the following sections. The above amounts were partially offset by growth in net interest income of $415,000, or 8.4% in fiscal 1999.

   Net Interest Income. Net interest income increased by $415,000 for the year ended June 30, 1999 as compared to the year ended June 30, 1998. The increase in net interest income was primarily attributable to a $16.0 million or 13.2% increase in the average loan portfolio (including loans held for sale). The Company's average interest spread decreased from 2.48% to 2.35%, reflecting the relatively flat U.S. Treasury yield curve during fiscal 1999.

   The yield on total interest-earning assets decreased from 7.74% for fiscal 1998 to 7.23% for fiscal 1999. The yield decreased primarily due to refinances of a portion of the Bank's existing loan portfolio to lower rates as well as the downward repricing of the Bank's floating rate CMO portfolio. During fiscal 1999, the Federal Reserve lowered the federal funds rate by 75 basis points, and overall market interest rates declined substantially from the previous year.

   The cost of interest-bearing liabilities decreased from 5.26% for fiscal 1998 to 4.88% for fiscal 1999, primarily due to the decline in the overall interest rate environment. In addition, the Bank increased its non-CD core deposits to $37.4 million or 28.3% of total deposits at June 30, 1999 compared to $30.7 million or 25.6% of total deposits at June 30, 1998.

   Net interest margin decreased from 3.04% for fiscal 1998 to 2.83% for fiscal 1999. The decrease in net interest margin was primarily due to the relatively flat U.S. Treasury yield curve, which negatively impacted the yield on interest-earning assets as loans repriced downward faster than certificates of deposit and FHLB advances.

   Provision for Loan Losses. The provision for loan losses increased by $139,000 or 171.6% when comparing fiscal 1999 to fiscal 1998. The Company's ratio of nonperforming assets, consisting of loans 90 days or more delinquent and foreclosed assets, to total assets was .77% as of June 30, 1999 compared to
 .57% as of June 30, 1998. The allowance for loan losses as a percentage of total loans at June 30, 1999 increased to .31% compared to .23% at June 30, 1998. The allowance for loan losses equaled 37.5% of nonperforming loans at June 30, 1999. The ratio of net charge-offs to average loans outstanding was .02% for fiscal 1999 compared to .01% for fiscal 1998.

   Total Other Income. Total other income decreased by $392,000 or 38.7% in fiscal 1999 from fiscal 1998, primarily due to a $217,000 decrease in net gains on trading securities. In addition, the loss on sales of securities available for sale increased by $157,000. The increase in net loss on securities available for sale was primarily due to a first quarter charge totaling $401,000 related to what management believed to be an other-than-temporary decline in the market value of certain equity securities. Management decided to liquidate the majority of the remaining equity securities during fiscal 1999 in order to reposition the securities portfolio as previously mentioned. The carrying value of the remaining equity securities was approximately $60,000 at June 30, 1999. The decrease in net gain on trading securities was due to the Company's decision to eliminate its equity trading account in the prior fiscal year in light of stock market volatility.

   Total Other Expenses. Total other expenses increased by $754,000 or 16.4% in fiscal 1999 as compared to fiscal 1998. The increase was primarily due to the factors discussed below. Compensation and benefits expense was higher by $149,000 or 5.3%. This expense category included a $225,000 settlement accrual related to the former President and Chief Executive Officer. Absent the settlement accrual, compensation and benefits expense was lower in fiscal 1999 by $76,000 or 2.7% primarily due to lower ESOP expense of $112,000 resulting from a decline in the market value of the Company's stock in fiscal 1999 as compared to 1998.

   Professional fees increased by $404,000, or 153.2% in fiscal 1999. The Company incurred approximately $384,000 in legal costs during fiscal 1999 associated with defending the previously mentioned class action lawsuit.

   The Company incurred an $83,000 loss in fiscal 1999 on the disposal of fixed assets considered non-compliant with respect to the Year 2000 event.

   Data processing expense increased by $64,000 or 32.2% in fiscal 1999 from fiscal 1998 primarily due to $25,000 of Year 2000-related pass-through costs from the service bureau the Bank utilizes. In addition, maintenance agreement costs increased due to utilizing additional software products, and the volume of transactions processed increased.

   Cumulative Effect of a Change in Accounting Principle. During fiscal 1999, the Company changed the accounting for certain securities by transferring certain held to maturity securities to the trading portfolio under the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The transfer resulted in the recognition of a $92,000, net of tax charge, in fiscal 1999. The transfer allowed the Company to subsequently sell such securities in fiscal 1999.

   Federal Income Tax Expense. Federal income tax expense decreased by $355,000 or 78.4% in fiscal 1999 from fiscal 1998, due to a decrease in pre-tax income.

Market Risk

   Derivative financial instruments include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. The Company currently does not enter into futures, forwards, swaps or options. However, the Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Bank until the instrument is exercised.

   The Bank's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. See "Asset and Liability Management" section for additional information. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. Management realizes that certain risks are inherent and the goal is to identify and minimize the risks. The Bank has no market risk sensitive instruments held for trading purposes.

Asset and Liability Management

   Consistent net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates.

   The Bank attempts to manage its interest rate risk by maintaining a high percentage of its assets in adjustable-rate loans (consisting of ARM's, commercial, home equity and builder spec loans and floating rate CMO's). Significant effort has been made to reduce the duration and average life of the Bank's interest-earning assets by porfolioing commercial and residential balloon loans versus longer-term fixed-rate mortgages. During fiscal 2000, the Bank's ratio of interest-sensitive assets to interest-sensitive liabilities decreased from 1.11 to 1.06 due to the large growth in the loan portfolio funded by interest-bearing liabilities.

   Another way the Bank has managed interest rate risk is by selling most of the newly originated or purchased, fixed-rate mortgages with terms of fifteen years or greater, while originating the previously mentioned adjustable-rate loan types and balloon mortgage loans for retention in the loan portfolio. At June 30, 2000, the Bank's adjustable-rate and balloon mortgage loans amounted to $96.4 million or 43.4% of total loans. Management's strategy for fiscal 2001 is to emphasize growth in commercial loans and de-emphasize residential balloon loans due to the present inverted U.S. Treasury yield curve and its effect on pricing different loan types.

   With its funding sources, management has attempted to reduce the impact of interest rate changes by matching FHLB borrowings and certificate of deposit terms to the average lives of interest-earning assets.

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

   Net portfolio value is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market sensitive instruments in the event of sudden and sustained 1% to 4% increases and decreases in market interest rates. The following table presents the Bank's projected change in NPV and NII for the various rate shock levels at June 30, 2000:

                              Net Portfolio Value           Net Interest Income
                           -------------------------     -------------------------
      Change in Interest   $ Amount        % Change      $ Amount         % Change
      Rate (Basis Points)   of NPV           in NPV      of NII             in NII
      -------------------   ------           ------      ------             ------
                                           (Dollars in Thousands)
               +400         $ 9,167          (56.83)%     $ 5,549          (19.49)%
               +300          12,004          (43.47)        5,902          (14.38)
               +200          15,250          (28.18)        6,262           (9.15)
               +100          18,481          (12.97)        6,609           (4.12)
              Static         21,235              --         6,893              --
               (100)         23,030            8.45         7,097            2.97
               (200)         22,871            7.70         7,060            2.43
               (300)         22,546            6.17         6,991            1.43
               (400)         22,348            5.24         6,930             .55

   As illustrated in the above table, an increase in interest rates will result in a decrease in the Bank's NPV as compared to a decrease in interest rates which will result in an increase in the Bank's NPV. This occurs principally because, when rates increase, the Bank's shorter-term certificates of deposit and adjustable-rate borrowings reprice upward faster than fixed-rate loans with longer maturities. An increase in interest rates also will negatively impact the securities available for sale, which is shown as a component of stockholders' equity. A decrease in interest rates assumes an increase in prepayments in loans, which reduces the extent of a positive impact as compared to the extent of a negative impact when rates increase.

   As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In addition, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, expected rates of prepayments on loans, decay rates of deposits and early withdrawals from certificates of deposit could likely deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

   The Bank has no regulatory mandated minimum liquidity requirements. The Bank maintains a level of liquidity consistent with management's assessment of expected loan demand, proceeds from loan sales, deposit flows and yields available on interest-earning deposits and investment securities. When overnight deposits fall below management's targeted level, management generally borrows FHLB advances or brokered certificates of deposit instead of selling securities.

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

   The significant loan growth during fiscal 2000 reduced the availability of additional FHLB advances to approximately $9.8 million at June 30, 2000, based on collateral. The Bank also has a $4 million federal funds facility with its correspondent bank. As a result of the lower level of liquidity than in the prior year, the Bank has increased its reliance upon brokered certificates of deposit in addition to retail deposit growth to fund loan growth. During fiscal 2001, management intends to de-emphasize adding residential balloon loans to the portfolio and focus on commercial loan growth as a strategy to preserve liquidity. In addition, a portion of the Bank's available for sale securities may be liquidated as an additional liquidity source. See Consolidated Statement of Cash Flows for additional information on major cash flow items for fiscal 1998, 1999 and 2000.

   The Company (excluding the Bank) also has a need for, and provides sources of, liquidity. Dividends from the Bank and interest income on securities are its primary sources. The Company also has modest operating costs and has paid a regular quarterly cash dividend.

   The Bank is subject to three capital-to-asset requirements in accordance with banking regulations. Bank West's capital ratios are in excess of minimum capital requirements specified by federal banking regulations. See Note 13 to consolidated financial statements for more information on the Bank's capital requirements.

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

Report of Independent Auditors

                           [CROWE CHIZEK LETTERHEAD]



Shareholders and Board of Directors
Bank West Financial Corporation
Grand Rapids, Michigan

   We have audited the accompanying consolidated balance sheets of Bank West Financial Corporation (the "Company") as of June 30, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank West Financial Corporation as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with generally accepted accounting principles.

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

                                                /s/Crowe, Chizek and Company LLP
                                                --------------------------------
                                                   Crowe, Chizek and Company LLP

Grand Rapids, Michigan
August 9, 2000

Consolidated Balance Sheets
June 30, 2000 and 1999
                                                                              2000                       1999
                                                                        -------------              -------------
ASSETS

         Cash and due from financial institutions                       $   3,564,615              $   1,527,481
         Interest-bearing deposits in financial institutions                  169,330                  7,578,387
                                                                        -------------              -------------
                  Total cash and cash equivalents                           3,733,945                  9,105,868
         Securities available for sale                                     42,601,603                 42,272,306
         Loans held for sale                                                  572,731                  2,380,576
         Loans, net                                                       210,717,246                145,205,691
         Federal Home Loan Bank (FHLB) stock                                4,500,000                  2,700,000
         Premises and equipment - net                                       3,694,888                  3,000,951
         Accrued interest receivable                                        1,439,246                  1,019,165
         Mortgage servicing rights                                            230,703                    232,561
         Real estate owned                                                    380,332                    309,826
         Other assets                                                         499,404                    442,257
                                                                        -------------              -------------
                                                                        $ 268,370,098              $ 206,669,201
                                                                        =============              =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
         Deposits

                  Noninterest-bearing                                   $   7,099,390              $   8,419,022
                  Interest-bearing                                        148,740,440                123,982,183
                                                                        -------------              -------------
                           Total deposits                                 155,839,830                132,401,205
         FHLB borrowings                                                   88,803,024                 50,000,000
         Accrued interest payable                                             655,568                    292,289
         Advanced payments by borrowers for taxes and insurance               574,319                    509,218
         Other liabilities                                                    274,531                    914,358
                                                                        -------------              -------------
                  Total liabilities                                       246,147,272                184,117,070

Commitments and contingencies

Shareholders' equity
         Preferred stock, 5,000,000 shares authorized, none issued
         Common stock, $.01 par value; 10,000,000 shares authorized;
           2,521,059 and 2,597,729 issued at June 30, 2000 and 1999            25,211                     25,978
         Additional paid-in capital                                        10,645,624                 11,328,830
         Retained earnings, substantially restricted                       13,034,267                 12,517,215
         Accumulated other comprehensive income (loss), net
           of tax of $428,081 in 2000 and $211,018 in 1999                   (830,981)                  (409,623)
         Management Recognition Plan (unearned shares)                        (35,647)                  (165,021)
         Employee Stock Ownership Plan (unallocated shares)                  (615,648)                  (745,248)
                                                                        -------------              -------------
                                                                           22,222,826                 22,552,131
                                                                        -------------              -------------
                                                                         $ 268,370,098              $ 206,669,201
                                                                         =============              =============


See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Years ended June 30, 2000, 1999 and 1998
                                                              2000                      1999             1998
                                                          ------------              ------------     ------------
Interest and dividend income
         Loans                                            $ 14,185,674              $ 10,598,406     $  9,795,291
         Securities                                          3,000,715                 2,677,378        2,446,042
         Other interest-earning deposits                       109,538                   190,711          152,152
         Dividends on FHLB stock                               309,554                   199,142          155,825
                                                          ------------              ------------     ------------
                                                            17,605,481                13,665,637       12,549,310
Interest expense

         Deposits                                            6,524,850                 5,900,947        5,601,870
         FHLB borrowings                                     4,333,999                 2,412,433        2,010,465
         Federal funds purchased                                53,616                        --               --
                                                          ------------              ------------     ------------
                                                            10,912,465                 8,313,380        7,612,335
                                                          ------------              ------------     ------------
Net interest income                                          6,693,016                 5,352,257        4,936,975
Provision for loan losses                                      400,000                   220,000           81,000
                                                          ------------              ------------     ------------
Net interest income after provision for loan losses          6,293,016                 5,132,257        4,855,975
Other income

         Net gain on sales of loans                            117,925                   664,568          662,203
         Fees and service charges                              377,578                   333,584          349,637
         Net gain (loss) on trading securities                      --                   (16,498)         200,148
         Net loss on securities available for sale             (28,406)                 (358,784)        (201,890)
         Gain (loss) on real estate owned                      (38,856)                   (2,501)           2,241
                                                          ------------              ------------     ------------
                                                               428,241                   620,369        1,012,339
Other expenses

         Compensation and benefits                           2,880,128                 2,959,351        2,809,557
         Federal deposit insurance                              51,010                    70,427           64,306
         Professional fees                                     386,924                   666,946          263,374
         Data processing                                       260,550                   261,093          197,487
         Occupancy                                             356,014                   336,370          301,185
         Furniture, fixtures and equipment                     238,546                   183,228          153,899
         Advertising                                           160,796                    89,876          111,351
         Loss on disposal of fixed assets                           --                    83,460               --
         Other                                                 691,360                   687,861          683,532
                                                          ------------              ------------     ------------
                                                             5,025,328                 5,338,612        4,584,691
                                                          ------------              ------------     ------------
Income before federal income tax expense and
  cumulative effect of accounting change                     1,695,929                   414,014        1,283,623
Federal income tax expense                                     604,000                   145,600          453,255
                                                          ------------              ------------     ------------
Income before cumulative effect of
  accounting change                                          1,091,929                   268,414          830,368
Cumulative effect of change in accounting for
  certain securities, net of tax benefit of $47,600                 --                   (92,399)              --
Net income                                                $  1,091,929              $    176,015     $    830,368
                                                          ============              ============     ============
Basic earnings per share:
         Income before cumulative effect of
           accounting change                              $       0.46              $       0.11     $       0.35
         Cumulative effect of accounting change                     --                     (0.04)              --
                                                          ------------              ------------     ------------
         Net income                                       $       0.46              $       0.07     $       0.35
                                                          ============              ============     ============
Diluted earnings per share:
         Income before cumulative effect of
           accounting change                              $       0.46              $       0.11     $       0.33
         Cumulative effect of accounting change                     --                     (0.04)              --
                                                          ------------              ------------     ------------
         Net income                                       $       0.46              $       0.07     $       0.33
                                                          ============              ============     ============


See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Years ended June 30, 2000, 1999 and 1998


                                                                            Accumulated
                                                  Additional                   Other          Unearned    Unallocated      Total
                                      Common       Paid-in      Retained   Comprehensive         MRP          ESOP     Shareholders'
                                      Stock        Capital      Earnings    Income (Loss)      Shares        Shares       Equity
                                    ---------   ------------  -----------   ----------    -----------  ------------   ------------
Balance at July 1, 1997             $  17,535   $ 11,432,798  $12,647,112   $   12,710    $  (513,398) $ (1,004,448)  $ 22,592,309

Net income                                 --             --      830,368           --              --            --       830,368
Other comprehensive income
  (loss), net of tax:
  Unrealized gains (losses) arising
    during the year                        --             --           --     (140,825)            --            --       (140,825)
  Less reclassification adjustments
    for net losses included
    in net income                          --             --           --      133,247             --            --        133,247
                                                                           -----------                                ------------
      Other comprehensive loss             --             --           --       (7,578)            --            --         (7,578)
Comprehensive income                       --             --           --           --             --            --        822,790
Shares earned under MRP                    --             --           --           --        152,400            --        152,400
Cash dividends of $.22 per share           --             --     (539,433)          --             --            --       (539,433)
Issuance of 876,654 shares
  of common stock for
  three-for-two stock split,
  net of cash paid on
  fractional shares                     8,767             --       (10,019)         --             --            --         (1,252)
Repurchase of 7,500 shares
  of stock                                (75)      (105,863)          --           --             --            --       (105,938)
Shares committed to be released
  under Employee Stock
  Ownership Plan                           --        216,928           --           --             --       129,600        346,528
Shares issued upon exercise
  of stock options                         10          7,273           --           --             --            --          7,283
                                    ---------   ------------  -----------   ----------    -----------  ------------   ------------
Balance at June 30, 1998               26,237     11,551,136   12,928,028        5,132       (360,998)     (874,848)    23,274,687

Net income                                 --             --      176,015           --             --            --        176,015
Other comprehensive income
  (loss), net of tax:
 Unrealized loss on transfer
  of securities held to maturity
  to available for sale                    --             --           --      (26,469)            --            --        (26,469)
  Unrealized gains (losses)
    arising during the year                --             --           --     (728,371)            --            --       (728,371)
  Less reclassification adjustments
    for net losses included
    in net income                          --             --           --      340,085             --            --        340,085
                                                                           -----------                                ------------
      Other comprehensive loss             --             --           --     (414,755)            --            --       (414,755)


See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Continued)
Years ended June 30, 2000, 1999 and 1998


                                                                            Accumulated
                                                  Additional                   Other          Unearned    Unallocated      Total
                                      Common       Paid-in      Retained   Comprehensive         MRP          ESOP     Shareholders'
                                      Stock        Capital      Earnings    Income (Loss)      Shares        Shares       Equity
                                    ---------   ------------  -----------   ----------    -----------  ------------   ------------
Comprehensive loss                  $     --    $         --  $         --  $        --   $       --   $        --    $   (238,740)
Shares earned under MRP                   --              --            --           --      107,800            --         107,800
Shares forfeited under MRP                --         (88,177)           --           --       88,177            --              --
Cash dividends of $.24 per share          --              --      (586,828)          --           --            --        (586,828)
Repurchase of 46,000 shares
  of stock                              (460)       (415,852)           --           --           --            --        (416,312)
Shares committed to be released
  under Employee Stock
  Ownership Plan                          --         105,047            --           --           --       129,600         234,647
Shares issued upon exercise
  of stock options                       201         139,462            --           --           --            --         139,663
Tax benefit relating to employee
  stock compensation plans                --          37,214            --           --           --            --          37,214
                                    --------    ------------  ------------    ---------  -----------   -----------    ------------
Balance at June 30, 1999              25,978      11,328,830    12,517,215     (409,623)    (165,021)     (745,248)     22,552,131

Net income                                --              --     1,091,929           --           --            --       1,091,929
Other comprehensive income
  (loss), net of tax:
  Unrealized gains (losses) arising
    during the year                       --              --            --     (440,106)          --            --        (440,106)
  Less reclassification adjustments
    for net losses included
    in net income                         --              --            --       18,748           --            --          18,748
      Other comprehensive loss            --              --            --     (421,358)          --            --        (421,358)
Comprehensive income                      --              --            --           --           --            --         670,571
Shares earned under MRP                   --              --            --           --      119,000            --         119,000
Shares forfeited under MRP--                                       (10,374)          --           --        10,374              --
Cash dividends of $.24 per share          --              --      (574,877)          --           --            --        (574,877)
Repurchase of 80,000 shares
  of stock                              (800)       (751,137)           --           --           --            --        (751,937)
Shares committed to be released
  under Employee Stock
  Ownership Plan                          --          54,168            --           --           --       129,600         183,768
Shares issued upon exercise
  of stock options                        33          24,137            --           --           --            --          24,170
                                    --------    ------------  ------------    ---------  -----------   -----------    ------------
Balance at June 30, 2000            $ 25,211    $ 10,645,624  $ 13,034,267    $(830,981) $   (35,647)  $  (615,648)   $ 22,222,826
                                    ========    ============  ============    =========  ===========   ===========    ============


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended June 30, 2000, 1999 and 1998


                                                                                   2000             1999             1998
                                                                              ------------     ------------     ------------
Cash flows from operating activities
         Net income                                                           $  1,091,929     $    176,015     $    830,368
         Adjustments to reconcile net income to
           net cash from operating activities
                  Purchase of trading securities                                        --               --       (2,530,635)
                  Proceeds from sales of trading securities                             --               --        4,486,385
                  Origination and purchase of mortgage
                    loans for sale                                              (7,441,349)     (35,127,650)     (50,245,577)
                  Proceeds from sales of mortgage loans                          9,367,119       41,568,214       44,982,359
                  Net (gain) loss on sales of:
                           Loans                                                  (117,925)        (664,568)        (662,203)
                           Securities                                               28,406          515,281            1,742
                           Real estate owned                                        38,856            2,501           (2,241)
                  Depreciation                                                     302,509          247,685          213,787
                  Amortization of premium, net                                      34,681          242,923           79,741
                  Loss on disposal of fixed assets                                      --           83,460               --
                  ESOP expense                                                     183,768          234,647          346,528
                  MRP expense                                                      119,000          107,800          152,400
                  Provision for loan losses                                        400,000          220,000           81,000
                  Change in:
                           Deferred loan fees                                     (207,727)        (191,521)        (180,698)
                           Other assets and accrued interest receivable           (289,961)        (218,843)        (541,027)

                           Other liabilities and accrued interest payable         (211,447)         768,899           (2,039)
                                                                              ------------     ------------     ------------
                           Net cash from operating activities                    3,297,859        7,964,843       (2,990,110)

Cash flows from investing activities
         Purchase of FHLB stock                                                 (1,800,000)        (600,000)        (550,000)
         Net decrease in interest-bearing time deposits                                 --               --           99,000
         Loan originations, net of repayments                                  (45,801,372)     (19,099,197)      (4,296,879)
         Loans purchased for portfolio                                         (20,510,756)      (7,539,188)      (3,295,025)
         Securities available for sale:
                  Purchases                                                     (5,164,654)     (36,282,467)     (24,143,884)
                  Proceeds from sales                                            2,446,275       27,518,645       15,634,260
                  Proceeds from maturities, calls and principal
                    repayments                                                   1,687,575       11,450,457        2,786,772
         Securities held to maturity:
                  Purchases                                                             --       (3,093,501)     (11,102,747)
                  Proceeds from maturities, calls and principal
                    repayments                                                          --               --        4,000,625
         Property and equipment expenditures                                      (996,639)        (170,143)        (250,534)
         Proceeds from disposal of fixed assets                                         --            2,952               --
         Proceeds from sale of real estate owned                                   530,784          189,579          162,918
                                                                              ------------     ------------     ------------
                           Net cash from investing activities                  (69,608,787)     (27,622,863)     (20,955,494)


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
Years ended June 30, 2000, 1999 and 1998

                                                                        2000              1999              1998
                                                                   -------------     -------------     -------------
Cash flows from financing activities
         Net increase in deposits                                  $  23,438,625     $  12,421,826     $  17,117,227
         Repayment of FHLB borrowings                                (79,000,000)      (39,000,000)      (43,000,000)
         Proceeds from FHLB borrowings                               117,803,024        52,000,000        51,000,000
         Repurchase of common stock                                     (751,937)         (416,312)         (105,938)
         Issuance of shares upon exercise of
           stock options                                                  24,170           139,663             7,283
         Dividends paid on common stock                                 (574,877)         (586,828)         (540,685)
                                                                   -------------     -------------     -------------
                  Net cash from financing activities                  60,939,005        24,558,349        24,477,887
                                                                   -------------     -------------     -------------

Net change in cash and cash equivalents                               (5,371,923)        4,900,329           532,283

Cash and cash equivalents at beginning of period                       9,105,868         4,205,539         3,673,256

Cash and cash equivalents at end of period                         $   3,733,945     $   9,105,868     $   4,205,539
                                                                   =============     =============     =============
Supplemental disclosures of cash flow information:
         Cash paid during the period for
                  Interest                                         $  10,549,186     $   8,274,128     $   7,561,515
                  Income taxes                                           717,000           281,000           768,119
Supplemental disclosure of noncash investing activities:
         Transfer of securities from held to maturity
           to available for sale                                              --         6,096,798                --
         Transfer of securities from held to maturity
           to trading                                                         --         8,024,251                --
         Transfer of securities from trading to available
           for sale                                                           --                --         1,165,649
         Transfer from loans to real estate owned                        608,300           309,826           316,083


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 2000, 1999 and 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Reporting: Bank West Financial Corporation (the "Company") was organized as a thrift holding company for Bank West (the "Bank"), a state chartered stock savings bank. The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiaries, Sunrise Mortgage Company and BW Investments LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

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

   While the Company's chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the classification and carrying value of securities and loans held for sale, the fair value of stock options and other financial instruments and the status of contingencies.

   Concentrations of Credit Risk: The Bank grants loans to and accepts deposits from customers primarily in Kent County and eastern Ottawa County, Michigan. No significant number of the Bank's customers are employed at any one specific entity or in any one specific industry. Substantially all loans are secured by specific items of collateral, primarily residential and commercial real estate.

   Cash Flow Reporting: Cash and cash equivalents are defined as cash and due from banks and other investments with original maturities of three months or less. Net cash flows are reported for customer loan transactions, deposit transactions, and deposits made with other financial institutions.

   Trading Securities: Securities that are bought and held principally for resale in the near term (thus held for only a short period of time) are classified as trading securities and recorded at their fair values. Realized and unrealized gains and losses on trading securities are included immediately in other income. There were no trading securities at June 30, 2000 and 1999.

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

   Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the unpaid principal balances, less the allowance for loan losses, net deferred loan fees and costs, and charge-offs. Interest income on loans is accrued over the term of the loans based upon the principal outstanding. Interest income is not reported when full loan repayment is in doubt, typically when payments are past due 90 days or more. Payments received on such loans are reported as principal reductions.

June 30, 2000, 1999 and 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Loan fees, net of certain direct loan origination costs, are deferred. The net amount deferred is reported as part of loans and is recognized as interest income over the term of the loan using the level yield method.

   Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

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

   Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated using the straight-line-method over the useful lives of the assets. Maintenance and repairs are charged to expense and improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

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

   Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

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

June 30, 2000, 1999 and 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

   Stock Option Plan (SOP): Expense for employee compensation under the SOP is recognized only if options are granted below the market price at the grant date. As shown in a separate note, pro forma disclosures of net income and earnings per share are provided as if the fair value method were used for stock-based compensation.

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

   Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

   Derivatives include interest rate swaps, futures, and similar items. Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and the hedged item, even if the fair value of the hedged item is not otherwise recorded. As of April 1, 1999, the Company adopted this statement and, in accordance with its provisions, chose to reclassify certain securities from held to maturity to available for sale and trading, as more fully disclosed in a separate note. The Company does not have derivative instruments in its portfolio to account for under the provisions of this statement.

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

   Earnings and Dividends Per Share: Basic earnings per share is based on weighted average common shares outstanding. ESOP shares are considered outstanding as they are committed to be released; unearned shares are not considered outstanding. MRP shares are considered outstanding as they vest. Diluted earnings per share further assumes issuance of dilutive potential common shares relating to outstanding stock options and unvested MRP shares. All earnings and dividends per share amounts have been adjusted for a three-for-two stock split paid in December, 1997.

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

June 30, 2000, 1999 and 1998

NOTE 2 - SECURITIES

   The amortized cost and fair values of securities available for sale at June 30, are as follows:

                                                            Gross             Gross
                                        Amortized         Unrealized       Unrealized           Fair
                                           Cost             Gains             Losses            Value
                                       ------------    ------------     ------------     ------------
2000
  U.S. agencies                        $ 10,919,802    $         --     $   (357,927)    $ 10,561,875
  Mortgage-backed securities              2,885,607              --         (180,195)       2,705,412
  Collateralized mortgage obligations    19,551,885          53,582         (443,363)      19,162,104
  Corporate bond                          5,762,543              --         (149,730)       5,612,813
  Non-taxable municipal bonds               680,950           5,046               --          685,996
  Taxable municipal bonds                 3,559,878              --          (88,975)       3,470,903
  Trust preferred stock                     500,000              --          (97,500)         402,500
                                       ------------    ------------     ------------     ------------
                                       $ 43,860,665    $     58,628     $ (1,317,690)    $ 42,601,603
                                       ============    ============     ============     ============

1999
  U.S. agencies                        $ 10,898,521    $      5,382     $   (130,128)    $ 10,773,775
  Mortgage-backed securities              3,501,610              --          (94,083)       3,407,527
  Collateralized mortgage obligations    21,485,867          40,689         (395,670)      21,130,886
  Corporate bonds 3,285,678                     570          (7,723)       3,278,525
  Taxable municipal bonds                 3,659,131              --          (37,463)       3,621,668
  Equity securities                          62,140              --           (2,215)          59,925
                                       ------------    ------------     ------------     ------------
                                       $ 42,892,947    $     46,641     $   (667,282)    $ 42,272,306
                                       ============    ============     ============     ============


   The scheduled maturities of securities available for sale at June 30, 2000 are shown below. Securities not due at a single maturity date are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized          Fair
                                                      Cost             Value
                                                  -----------        -----------
Due after one year through
  five years                                      $17,783,727        $17,256,953
Due after five years through
  ten years                                         3,139,446          3,074,634
Mortgage-backed securities
  and collateralized

  mortgage obligations                             22,437,492         21,867,516
Trust preferred stock                                 500,000            402,500
                                                  -----------        -----------
                                                  $43,860,665        $42,601,603
                                                  ===========        ===========

   Proceeds from sales of securities amounted to approximately $2,446,000, $27,519,000 and $20,121,000 for 2000, 1999 and 1998, including approximately
$4,486,000 relative to trading securities for the year ended June 30, 1998.

June 30, 2000, 1999 and 1998

NOTE 2 - SECURITIES(Continued)

   Gains (losses) on securities, reflected in the consolidated statements of income, were as follows for the years ended June 30:

                                                             2000           1999              1998
                                                           --------      ---------         ---------
         Gross realized gains on:
             Securities available for sale                 $ 11,492      $ 263,474         $  59,447
             Trading securities                                  --             --           667,238
                                                             11,492        263,474           726,685
           Gross realized losses on:
             Securities available for sale                  (39,898)      (622,258)         (261,337)
             Trading securities                                  --       (156,497)               --
                                                            (39,898       (778,755)         (261,337)
           Net realized gains (losses)                      (28,406)      (515,281)          465,348
           Net unrealized loss on trading securities             --             --          (467,090)
                                                           --------      ---------         ---------
                                                           $(28,406)     $(515,281)        $  (1,742)
                                                           ========      =========         =========

   During April of 1999, securities were transferred from the held to maturity portfolio to the available for sale portfolio and the trading portfolio in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. At the date of transfer, the securities transferred to the available for sale portfolio had an amortized cost of $6,096,798 and increased the unrealized loss on securities available for sale by $40,104 and decreased shareholders' equity by $26,469 (net of tax of $13,635). The securities transferred to the trading portfolio had an amortized cost of $8,024,251 and a fair value of $7,884,252, resulting in a loss of $139,999 at the date of transfer. This amount has been shown net of a $47,600 tax benefit as a cumulative effect of an accounting change in the consolidated statements of income. These trading securities were subsequently sold during 1999 at a loss of $16,498, resulting in a gross realized loss on trading securities of $156,497, as shown in the table above.

   During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale to reflect management's intent to realize the long-term potential underlying such securities rather than to benefit from short-term changes in market values.

NOTE 3 - SECONDARY MARKET MORTGAGE ACTIVITIES

   The following summarizes secondary market mortgage activities, which consist solely of one-to-four-family real estate loans:

                                                   2000            1999               1998
                                             ------------     ------------     ------------
Loans held for sale - beginning of period    $  2,380,576     $  8,156,572     $  2,231,151
Activity during the periods:
  Loans originated and purchased for sale       7,441,349       35,127,650       50,245,577
  Proceeds from sales of mortgage loans        (9,367,119)     (41,568,214)     (44,982,359)
  Gain on sale of loans                           117,925          664,568          662,203
                                             ------------     ------------     ------------
Loans held for sale - end of period          $    572,731     $  2,380,576     $  8,156,572
                                             ============     ============     ============

June 30, 2000, 1999 and 1998

NOTE 3 - SECONDARY MARKET MORTGAGE ACTIVITIES (Continued)

   Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 and income earned on loans serviced for others during the years ended June 30 are summarized as follows:

                                                       2000              1999              1998
                                                   -----------       -----------      -----------
         Mortgage loan portfolios serviced for
           FHLMC                                   $25,140,223       $27,179,312      $33,201,177
                                                   ===========       ===========      ===========
         Loan servicing fee income                 $    65,601       $    77,241      $    78,433
                                                   ===========       ===========      ===========

   Custodial escrow balances maintained in connection with the foregoing loan servicing were $169,897 and $173,793 at June 30, 2000 and 1999.

   Following is the activity for mortgage servicing rights for the years ended June 30:

                                                      2000              1999              1998
                                                   ---------         ---------         --------
         Balance at July 1                         $ 232,561         $ 280,869        $148,569
           Additions                                  12,142            65,692         190,800
           Amortization                              (14,000)         (114,000)        (58,500)
                                                   ---------         ---------         --------
         Balance at June 30                        $ 230,703         $ 232,561         $280,869
                                                   =========         =========         ========

   A valuation allowance for mortgage servicing rights was not considered necessary for 2000, 1999 and 1998.

 NOTE 4 - LOANS, NET

   Net loans are classified as follows at June 30:

                                                       2000              1999
                                                 -------------     -------------
Real estate loans:
  One-to four-family residential - fixed rate    $  15,425,090     $  14,559,680
  One-to four-family residential - balloon          79,222,832        51,842,742
  One-to four-family residential - adjustable       17,215,143        18,833,825
  Construction                                      27,652,791        25,395,916
  Commercial mortgages                              32,867,625        15,457,293
  Home equity lines of credit                       12,516,347        10,512,823
  Second mortgages                                  16,580,734        10,820,377
  Land development                                   1,803,163         1,189,394
                                                 -------------     -------------
      Total mortgage loans                         203,283,725       148,612,050
Consumer loans                                       2,368,998         1,849,363
Commercial non-mortgage                             16,324,067         3,823,834
                                                 -------------     -------------
      Total                                        221,976,790       154,285,247
Less:
  Loans in process                                  11,025,478         9,001,424
  Net deferred costs                                  (609,862)         (402,135)
  Allowance for loan losses                            843,928           480,267
                                                 -------------     -------------
                                                  $ 210,717,246     $ 145,205,691
                                                  =============     =============

June 30, 2000, 1999 and 1998


NOTE 4 - LOANS, NET (Continued)

   Activity in the allowance for loan losses for the years ended June 30 is as follows:

                                                        2000        1999          1998
                                                     --------     --------      --------
         Beginning balance                           $480,267     $289,696      $225,862
           Provision charged to operations            400,000      220,000        81,000
           Loans charged-off                          (36,339)     (29,429)      (17,166)
           Recoveries                                      --           --            --
                                                     --------     --------      --------
         Ending balance                              $843,928     $480,267      $289,696
                                                     ========     ========      ========

   During the years ended June 30, 2000, 1999 and 1998, the Company had no loans which were considered impaired. Non-performing loans, consisting of loans past due over 90 days and still accruing and loans on nonaccrual, were $404,000, $1,279,000 and $841,000 at June 30, 2000, 1999 and 1998.

   Certain directors and executive officers of the Company and the Bank (including family members, affiliates, and companies in which they are principal owners) had loans outstanding with the Bank in the ordinary course of business. Related party loan activity during 2000 and 1999 and balances as of June 30, 2000 and 1999 did not exceed 5% of shareholders' equity.

NOTE 5 - PREMISES AND EQUIPMENT - NET

   A summary of premises and equipment is as follows at June 30:

                                                      2000              1999
                                                   ----------        ----------
         Land                                      $  756,100        $  529,300
         Building and improvements                  2,642,537         2,411,654
         Furniture and equipment                    1,593,971         1,051,429
                                                    4,992,608         3,992,383
         Accumulated depreciation                  (1,297,720)         (991,432)
                                                   ----------        ----------
                                                   $3,694,888        $3,000,951
                                                   ==========        ==========

NOTE 6 - DEPOSITS

   Deposits at June 30 are summarized as follows:

                                                      2000                        1999
                                         ------------------------     ----------------------
                                             Amount           %           Amount         %
                                         ------------      ------     ------------    ------
         Noninterest-bearing             $  7,099,390        4.56%    $  8,419,022      6.36%
         Now accounts and MMDAs            11,816,567        7.58        9,731,425      7.35
         Passbook and statement savings    16,409,469       10.53       19,267,901     14.55
         Certificates of deposit          120,514,404       77.33       94,982,857     71.74
                                         ------------      ------     ------------    ------
                                         $155,839,830      100.00%    $132,401,205    100.00%
                                         ============      ======     ============    ======

June 30, 2000, 1999 and 1998

NOTE 6 - DEPOSITS (Continued)

   At June 30, 2000, the scheduled maturities of certificates of deposit are as follows by fiscal year-end:

                  2001            $92,966,776
                  2002             18,803,559
                  2003              5,671,997
                  2004              1,327,105
                  2005              1,742,911
                  Thereafter            2,056
                                 ------------
                                 $120,514,404
                                 ============

   As of June 30, 2000 and 1999, the Bank had issued through brokers $37,644,000 and $19,194,000 of time deposits with maturities ranging from 3 to 24 months which are included in the table above.

   As of June 30, 2000 and 1999, the Bank had time deposit accounts with balances of $100,000 or more of $51,476,000 and $20,890,000. Related party deposits were $1,769,000 and $1,296,000 at June 30, 2000 and 1999.

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

   Borrowings from the Federal Home Loan Bank (FHLB) of Indianapolis consist of the following at June 30:

                                                          2000           1999
                                                      -----------    -----------
Fixed-rate advance with a maturity of
  November  2001  and a rate of 7.46%                 $ 5,000,000    $        --

Putable  advances with  maturities
  June 2005 through August 2008
  and rates ranging from 5.33% to 6.75% at
  June 30, 2000,  averaging  5.9% at June
  30, 2000 and 5.22% at June 30, 1999                  25,000,000     30,000,000

Adjustable-rate  advances with maturities
  July 2000 through  December 2000 and
  rates ranging from 6.87% to 6.90% at June
  30, 2000,  averaging 6.89% at June 30,
  2000 and 5.01% at June 30, 1999                      58,000,000     20,000,000

$2,000,000 adjustable-rate line of credit
  with a maturity of September 2000 and rate
  of 6.90% at June 30, 2000                               803,024             --
                                                      -----------    -----------
                                                      $88,803,024    $50,000,000
                                                      ===========    ===========

   For the putable advances, the FHLB has the option to convert the advance to an adjustable rate beginning one, two or five years after the purchase date, depending on the advance, and quarterly thereafter. Maturities of borrowings outstanding at June 30, 2000 are as follows:

                  2001             $58,803,024
                  2002               5,000,000
                  2003                      --
                  2004                      --
                  2005              10,000,000
                  Thereafter        15,000,000
                                   -----------
                                   $88,803,024
                                   ===========

June 30, 2000, 1999 and 1998

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS (Continued)

   Prepayment of certain remaining advances is permitted only upon the Bank's termination of its FHLB membership, while others are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB. The Bank did not incur prepayment penalties for 2000, 1999 and 1998.

   In addition to FHLB stock, the advances are collateralized by approximately $142,764,000 and $121,000,000 of first mortgage loans and securities at June 30, 2000 and 1999.

NOTE 8 - FEDERAL INCOME TAXES

   The provision for federal income taxes for the years ended June 30 consists of the following:

                                                                  2000          1999          1998
                                                               ---------     ---------     ---------
Current income tax expense                                     $ 636,902     $ 199,758     $ 401,804
Deferred income tax expense (benefit)                            (32,902)      (54,158)       51,451
                                                               ---------     ---------     ---------
         Total expense attributable to operations                604,000       145,600       453,255
Tax benefit attributable to cumulative effect
  of accounting change                                                --       (47,600)           --
Deferred expense allocated to other
  comprehensive loss items:
                  Unrealized loss on transfer of securities
                    held to maturity to available for sale            --       (13,635)           --
                  Unrealized losses arising during the year     (226,721)     (375,222)      (72,546)
                  Less reclassification adjustments for net
                    losses included in net income                  9,658       175,195        68,642
                                                               ---------     ---------     ---------
                      Other comprehensive loss                  (217,063)     (213,662)       (3,904)
                                                               ---------     ---------     ---------
                                                               $ 386,937     $(115,662)    $ 449,351
                                                               =========     =========     =========

   Deferred tax assets and liabilities at June 30 consist of the following:

                                                                         2000        1999
                                                                       --------   ---------
         Deferred tax assets:
           Accrued expenses                                            $ 20,662    $ 70,963
           Bad debt allowance                                           109,888          --
           Management Recognition Plan                                   22,224      18,744
           Loans marked-to-market                                        10,905          --
           Unrealized loss on securities available for sale             428,081     211,018
           Other                                                         56,899      72,774
                                                                       --------   ---------
                                                                        648,659     373,499
         Deferred tax liabilities
           Loan fees                                                    215,249     139,329
           Bad debt allowance                                                --      58,019
           FHLB stock dividend                                           49,116      49,116
           Fixed assets                                                 123,252     114,389
           Loans marked-to-market                                            --         938
           Mortgage servicing rights                                     78,439      79,070
                                                                       --------   ---------
                                                                        466,056     440,861
                                                                       --------   ---------
         Net  deferred  tax asset  (liability)                         $182,603   $ (67,362)
                                                                       ========   =========


June 30, 2000, 1999 and 1998

NOTE 8 - FEDERAL INCOME TAXES (Continued)

   No valuation allowance was provided on deferred tax assets.

   The provision for federal income taxes attributable to continuing operations differs from that computed at the statutory corporate tax rate as follows:

                                                       Years ended
                                             -------------June 30,-------------
                                               2000        1999         1998
                                             --------    --------     --------
         Statutory rate                            34%         34%          34%
         Tax expense at statutory rate       $576,616    $140,765     $436,432
         Stock compensation plans              18,420      35,717       16,982
         Other                                  8,964     (30,882)        (159)
                                             --------    --------     --------
                                             $604,000    $145,600     $453,255
                                             ========    ========     ========
         Effective rate                            36%         35%          35%

   Differences in the deduction for bad debts for tax and financial statement purposes after 1988 are included in deferred taxes. For years prior to 1988, the Bank had determined taxable income after deducting a provision for bad debts in excess of such provisions recorded in the financial statements. Accordingly, retained earnings at June 30, 2000 and 1999 includes approximately $3,364,000 on which no provision for federal income taxes has been made. The amount of unrecorded deferred taxes is $1,144,000. If this portion of retained earnings is used for any purpose other than to absorb bad debts, the amount used will be added to future taxable income.

   The Company files consolidated federal income tax returns on a fiscal year basis. Prior to July 1, 1997, if certain conditions were met in determining taxable income, the Bank was allowed a special bad debt deduction based on a percentage of taxable income. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of tax is approximately $177,000 and is payable over a six-year period beginning with the year ending June 30, 1999.

NOTE 9 - EARNINGS PER SHARE

   A reconciliation of the numerators and denominators of basic and diluted earnings per share for the years ended June 30 are as follows:

                                                                     2000          1999          1998
                                                                   ----------    ----------    ----------
Basic earnings per share
         Net income available to common shareholders               $1,091,929    $  176,015    $  830,368
                                                                   ----------    ----------    ----------
         Weighted average common shares outstanding                 2,364,352     2,399,997     2,370,243
                                                                   ----------    ----------    ----------
         Basic earnings per share                                  $      .46    $      .07    $      .35
                                                                   ==========    ==========    ==========

Diluted earnings per share
         Net income available to common shareholders               $1,091,929    $  176,015    $  830,368
                                                                   ----------    ----------    ----------
         Weighted average common shares outstanding                 2,364,352     2,399,997     2,370,243
         Add:  dilutive effects of assumed exercise of
           stock options and unvested MRP's
                  Stock options                                        22,060        49,155       107,670
                  MRP shares                                            4,101         5,913        10,413
                                                                   ----------    ----------    ----------
         Weighted average common and dilutive
           potential common shares outstanding                      2,390,513     2,455,065     2,488,326
                                                                   ----------    ----------    ----------
         Diluted earnings per share$                                      .46    $      .07    $      .33
                                                                   ==========    ==========    ==========

June 30, 2000, 1999 and 1998

NOTE 9 - EARNINGS PER SHARE (Continued)

   Stock options for 46,313 and 67,995 shares of common stock were not considered in the computation of diluted earnings per share for the years ended June 30, 2000 and 1999 as they were antidilutive. All share and per share amounts have been retroactively adjusted for stock splits.

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

   The contract  amounts of these  financial  instruments are as follows at June
30:

                                                      2000               1999
                                                  -----------       -----------
                  Commitments to make loans       $13,974,000       $ 7,092,000
                  Unused lines of credit           21,412,000        14,392,000
                  Loans in process                 11,025,000         9,001,000
                  Letters of credit                 1,986,000           330,000


   Approximately 47% and 80% of commitments to make loans and to fund loans in process were made at fixed rates as of June 30, 2000 and 1999. Interest rates for these fixed rate commitments were 8.00% to 10.00% and 6.625% to 9.125% as of June 30, 2000 and 1999. Lines of credit are issued at current market rates.

   The Company does not anticipate any losses as a result of these commitments. Collateral obtained upon exercise of the commitment is determined using the Bank's credit evaluation of the borrower, and may include real estate, business assets and other items. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

   The Bank was a defendant under two legal proceedings alleging the unauthorized practice of law and various violations of law. During fiscal 2000, a final judgment in favor of the Bank was made in one case and an order granting summary disposition to the Bank was made in the second case. A claim for appeal has been made in each case. Management intends to continue to contest the appeals vigorously. Based on a review of current facts and circumstances, management is unable to determine the amount of loss, if any, that is possible.

   The Company and the Bank are also subject to certain other legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position and results of operations of the Company.

   During 1999, a settlement agreement totaling $225,000 was reached with a former management executive. Per the provisions of the agreement, the total settlement is being paid in 52 equal bi-weekly installments, ending in March of 2001. Approximately $84,000 is included in other liabilities at June 30, 2000 and represents the remaining amount to be paid under the agreement.

   The Company has entered into employment agreements with six executive officers of the Company. Under the terms of those agreements, certain events leading to separation from the Company could result in a cash payment equal to two times the affected employee's compensation payable in 24 equal monthly installments, and continued participation in medical and dental plans the employee was entitled to prior to the date of separation. There has been no liability recorded for these contingent payments.

   The Company has also entered into a separate employment agreement with the President/CEO of the Company. Under the terms of this agreement, certain events leading to separation from the Company could result in the immediate vesting of the 33,334 stock

June 30, 2000, 1999 and 1998

NOTE 10 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS
WITH OFF-BALANCE SHEET RISK (Continued)

options granted in April of 1999 under the Stock Option Plan, as more fully disclosed in Note 12. At the date of separation, such immediate vesting could result in a cash payment up to an amount equal to the 33,334 options multiplied by the difference between the market value of the Company's stock at the date of separation and the exercise price of the options. There has been no liability recorded for this contingent expense.

NOTE 11 - EMPLOYEE BENEFIT PLANS

   The Company participated in the Financial Institutions Retirement Fund, a multi-employer defined benefit pension plan. Effective February 1, 2000, the Company withdrew its participation in the plan. Substantially all employees were eligible for participation in the plan. The benefits are based on a percentage of the participant's career average salary for each year of service. An employee becomes fully vested upon completion of five years of qualifying service. At the date of withdrawal from the plan, no liability for contributions to the plan was necessary and no contributions were required during the year ended June 30, 2000. For the year ended June 30, 1999 and 1998, the plan was overfunded and did not require contributions or charges against income. Specific plan assets and accumulated benefit information for the Company's portion of the fund is not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA.

   The Company maintains a qualified 401(k) plan covering substantially all employees. Employees who are 18 years and older and who have completed 1,000 hours of service in a 12 consecutive-month period are eligible. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 25% of the first 3% of employee contributions. Although not required, the Company also has the option to make an additional, nonelective contribution to the plan. Beginning after 2 years of service, employees become vested in the Company's contributions at the rate of 20% per year, with 100% vesting occurring after 6 years of service. The Company's contributions for 2000, 1999 and 1998 were approximately $11,500, $10,600 and $9,600.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

   Employee Stock Ownership Plan (ESOP): An ESOP was established for the benefit of substantially all employees. The ESOP borrowed $1,296,048 from the Company and used those funds to acquire 243,009 shares of the Company's stock at $5.33 per share.

   Shares issued to the ESOP are committed to be released based on the number of unallocated shares held immediately before release for the current plan year multiplied by a fraction. The numerator of the fraction is the amount of quarterly principal and interest paid. The denominator of the fraction is the sum of the numerator plus the principal and interest to be paid for all future periods. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's contributions to the ESOP and earnings on ESOP assets. Principal and interest payments are scheduled to occur in quarterly amounts of $45,326 over a 10-year period. The balance of the loan was $727,296 at June 30, 2000. An employee becomes fully vested upon completion of seven years of qualifying service. Upon withdrawal from the plan, participants are entitled to a distribution in cash or Company stock, or both.

   During fiscal 2000, 1999 and 1998, 24,300 shares of stock with an average fair value of $7.56 per share in 2000, $9.66 per share in 1999 and $14.26 per share in 1998 were committed to be released. Distributions of 6,201 and 2,244 shares were made to participants during the years ended June 30, 2000 and 1999. ESOP compensation expense for the years ended June 30, 2000, 1999 and 1998 was $183,768, $234,647 and $346,528. Shares held by the ESOP at June 30 are as follows:

                                                2000            1999
                                             --------      ----------
         Allocated to participants            113,033          94,934
         Unallocated                          115,434         139,734
                                             --------      ----------
             Total ESOP shares                228,467         234,668
                                             --------      ----------
         Fair value of unallocated shares    $692,604      $1,406,073
                                             ========      ==========

June 30, 2000, 1999 and 1998

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

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

                                              Directors' SOP         Employees' SOP         Directors' MRP       Employees' MRP
                                                      Weighted                Weighted             Weighted             Weighted
                                                      Average                 Average              Average              Average
                                                      Exercise                Exercise             Grant Date           Grant Date
                                           Options     Price     Options       Price      Shares   Fair Value  Shares   Fair Value
                                           -------     -----     -------       -----      ------   ----------  ------   ----------
Total options/shares available             104,146               243,009                  41,657               97,206

Balance outstanding July 1, 1997           104,139      $7.03    139,650      $ 7.06      41,657     $6.73      72,320      $6.67
         Granted September 2, 1997                                69,000       11.38
         Exercised                                                (1,000)       7.28
         Forfeited                                                (3,150)       7.36
                                           -------               -------                 ------                 ------

Balance outstanding June 30, 1998          104,139       7.03    204,500        8.51      41,657      6.73      72,320       6.67
         Granted July 30, 1998                                    37,495       13.25
         Granted April 14, 1999                                   33,334        8.66
         Granted May 6, 1999                                       5,000        9.00
         Exercised                                               (20,100)       6.95
         Forfeited                                               (62,320)      10.02                           (13,221)      6.67
                                           -------               -------                 ------                 ------

Balance outstanding June 30, 1999          104,139       7.03    197,909        9.11     41,657       6.73      59,099       6.67
         Granted October 1, 1999                                   2,000        8.75
         Exercised                                                (3,330)       7.26
         Forfeited                                                (9,145)      10.86                              (778)      6.67
                                           -------               -------                 ------                 ------

Balance outstanding June 30, 2000          104,139      $7.03    187,434      $ 9.05     41,657      $6.73      58,321      $6.67
                                           =======               =======                 ======                 ======

         Options/shares exercisable
           (vested)                         78,106                83,607                 33,800                 50,553
                                            ======                ======                 ======                 ======
         Options/shares available for
           future grant                          7                31,145                     --                 38,885
                                            ======                ======                 ======                 ======


   Subsequent to June 30, 2000, employee stock options totaling 61,550 with a weighted-average exercise price of $12.06 were canceled under the provisions of the SOP.

   During 2000,  1999 and 1998,  $119,000,  $107,800 and $152,400 was charged to compensation  expense for the MRPs.

June 30, 2000, 1999 and 1998

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

   Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                           Years ended
                                                ------------June 30,---------
                                                   2000       1999     1998
                                                ----------  -------- --------
         Net income as reported                  $ 1,091,92  $176,015 $830,368
          Pro forma net income                     1,047,473   113,933  716,649

         Basic earnings per share as reported           .46       .07      .35
         Pro forma basic earnings per share             .44       .05      .30

         Diluted earnings per share as reported         .46       .07      .33
         Pro forma diluted earnings per share           .44       .05      .29

         Weighted-average fair value of options
           granted during the year                     1.32     1.39      2.07

   The fair value of options granted during 2000, 1999 and 1998 is estimated using the following weighted-average information: risk-free interest rate of 5.90%, 5.33% and 6.22%, expected life of 5 years, expected monthly volatility of stock price of 9.1%, 8.7% and 7.1% and expected dividends of 2.7%, 2.7% and 1.9% per year. At June 30, 2000, options outstanding were as follows:

                  Number of options                                 291,573
                  Range of exercise prices                  $6.63 to $13.25
                  Weighted-average exercise price                     $8.33
                  Weighted-average remaining option life         6.59 Years
                  For options now exercisable:  number              161,713
                  Weighted-average exercise price                     $7.69

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

June 30, 2000, 1999 and 1998

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

   At year end, actual capital levels (dollars in millions) and minimum required levels were:

                                                                                         Minimum Required
                                                                                             to be Well
                                                                       Minimum Required   Capitalized Under
                                                                        for Capital        Prompt Corrective
                                                         Actual      Adequacy Purposes    Action Regulations
                                                     --------------  -----------------    ------------------
                                                     Amount   Ratio    Amount    Ratio    Amount     Ratio
                                                     ------   -----    ------    -----    ------     -----
2000
  Total capital (to risk weighted assets)            $22.6     12.4%    $14.6      8.0%    $18.3     10.0%
  Tier 1 capital (to risk weighted assets)            21.7     11.9       7.3      4.0      11.0      6.0
  Tier 1 capital (to average total assets)            21.7      8.3      10.5      4.0      13.1      5.0

1999
         Total capital (to risk weighted assets)     $21.1     18.0%    $ 9.4      8.0%    $11.7     10.0%
         Tier 1 capital (to risk weighted assets)     20.6     17.6       4.7      4.0       7.0      6.0
         Tier 1 capital (to average total assets)     20.6     10.4       7.9      4.0       9.9      5.0

   At June 30, 2000 and 1999, the Bank was categorized as well capitalized.

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

   Federal and state banking laws and regulations place certain restrictions on the amount of dividends a bank can pay to its holding company. Under the most restrictive of these dividend limitations, at June 30, 2000, approximately $7,979,000 was available for the payment of dividends to the holding company without prior regulatory approval.

June 30, 2000, 1999 and 1998

NOTE 14 - STOCK REPURCHASE PROGRAMS

   During 2000 and 1999, the Company repurchased 80,000 and 46,000 shares of its common stock after receiving approval from its federal regulator to repurchase up to 5%, or 133,500 shares of the Company's common stock. The shares were repurchased at an average price of $9.40 and $9.05 during 2000 and 1999 and remain available for general corporate purposes, including issuance in connection with stock-based compensation plans.

NOTE  15  -  PARENT  COMPANY  ONLY  CONDENSED  FINANCIAL  INFORMATION

   Condensed financial information of Bank West Financial Corporation is as follows:

                           CONDENSED BALANCE SHEETS
                                    as of:
                                                                -----------June 30,-------
                                                                     2000          1999
                                                                -----------    -----------
ASSETS

  Cash and cash equivalents                                     $    52,697    $ 1,409,630
  Securities available for sale                                     402,500         59,925
  Loan receivable from Employee Stock Ownership Plan                727,296        852,176
  Investment in subsidiary bank                                  20,976,390     20,204,318
  Accrued interest receivable                                            32          4,249
  Other assets                                                       63,942         21,880
                                                                -----------    -----------
      Total assets                                              $22,222,857    $22,552,178
                                                                ===========    ===========

LIABILITIES

  Other liabilities                                             $        31    $        47

SHAREHOLDERS' EQUITY                                             22,222,826     22,552,131
                                                                -----------    -----------
     Total liabilities and shareholders' equity                 $22,222,857    $22,552,178
                                                                ===========    ===========

June 30, 2000, 1999 and 1998

NOTE  15  -  PARENT  COMPANY  ONLY  CONDENSED  FINANCIAL  INFORMATION
            (Continued)

                CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME,
                            for the years ended:


                                                 -----------------June 30,-----------------
                                                    2000           1999             1998
                                                 ---------      ---------         --------
Interest and dividend income
         Securities                                $ 45,833     $  76,079         $150,447
         Loan to Employee Stock Ownership Plan       56,954        64,794           72,605
         Other interest-bearing deposits             14,514        47,064           18,595
         Dividends from subsidiary bank             300,000            --               --
                                                 ---------      ---------         --------
                                                    417,301       187,937          241,647

Interest expense                                         --         3,719           99,850
                                                 ---------      ---------         --------

Net interest income                                 417,301       184,218          141,797

Other income

         Net gain on trading securities                 --             --          200,148
         Net loss on securities available for sale (22,139)      (332,714)        (259,730)
                                                 ---------      ---------         --------
                                                   (22,139)      (332,714)         (59,582)

Operating expenses                                  98,672         95,806          152,108
                                                 ---------      ---------         --------

Income (loss) before federal income taxes
  and equity in undistributed earnings of
  subsidiary bank                                  296,490       (244,302)         (69,893)

Federal income tax benefit                          (1,200)       (83,000)         (23,745)
                                                 ---------      ---------         --------

Income (loss) before equity in undistributed
  earnings of subsidiary bank                      297,690       (161,302)         (46,148)

Equity in undistributed earnings
  of subsidiary Bank                               794,239        337,317          876,516
                                                 ---------      ---------         --------

Net income                                       1,091,929        176,015          830,368

Other comprehensive loss, net of tax:
  Change in unrealized gain (loss) on
    securities, net of reclassification effects   (421,358)      (414,755)          (7,578)
                                                 ---------      ---------         --------
Comprehensive income (loss)                      $ 670,571      $(238,740)        $822,790
                                                 =========      =========         ========

June 30, 2000, 1999 and 1998

NOTE  15  -  PARENT  COMPANY  ONLY  CONDENSED  FINANCIAL  INFORMATION
            (Continued)

                                CONDENSED STATEMENTS OF CASH FLOWS,
                                            for the years:

                                                                         ----------------- June 30,-----------------
                                                                             2000            1999           1998
                                                                         -----------     -----------     -----------
Cash flows from operating activities
         Net income                                                      $ 1,091,929     $   176,015     $   830,368
         Adjustments to reconcile net income to
           cash provided by operations
                  Equity in undistributed earnings of
                    subsidiary bank                                         (794,239)       (337,317)       (876,516)
                  Trading securities:
                    Purchases                                                     --              --      (2,530,635)
                    Proceeds from sales                                           --              --       4,486,385
                  Net loss on sales of securities                             22,139         332,714          59,582
                  Change in

                    Accrued interest receivable                                4,217          (3,355)            228
                    Other assets                                              (9,664)        140,712        (156,302)
                    Other liabilities                                            (16)             12         (34,441)
                                                                         -----------     -----------     -----------
                           Net cash from operating activities                314,366         308,781       1,778,669

Cash flows from investing activities
         Securities available for sale:

                  Purchases                                                 (500,000)       (350,000)     (1,904,438)
                  Proceeds from sales                                         40,000       2,706,107          59,399
         Principal reduction on ESOP note receivable                         124,880         116,508         108,698
         Contribution to subsidiary Bank                                     (33,535)        (42,374)        (38,426)
         Net decrease in interest-bearing time deposits                           --              --          99,000
                  Net cash from investing activities                        (368,655)      2,430,241      (1,675,767)

Cash flows from financing activities
         Proceeds of loan from subsidiary Bank                                    --              --       2,450,000
         Repayment of loan to subsidiary Bank                                     --        (750,000)     (1,700,000)
         Dividends paid on common stock                                     (574,877)       (586,828)       (540,685)
         Repurchase of common stock                                         (751,937)       (416,312)       (105,938)
         Issuance of shares upon exercise of stock options                    24,170         139,663           7,283
                                                                         -----------     -----------     -----------
                  Net cash from financing activities                      (1,302,644)     (1,613,477)        110,660
                                                                         -----------     -----------     -----------

Net change in cash and cash equivalents                                   (1,356,933)      1,125,545         213,562

Cash and cash equivalents at beginning of period                           1,409,630         284,085          70,523
                                                                         -----------     -----------     -----------
Cash and cash equivalents at end of period                               $    52,697     $ 1,409,630     $   284,085
                                                                         ===========     ===========     ===========

Supplemental disclosure of cash flow information:

         During May of 1998, securities with a carrying value and fair value of $1,165,649 were transferred from trading securities to securities available for sale.

June 30, 2000, 1999 and 1998

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and cash equivalents, Federal Home Loan Bank stock, demand, savings and money market deposits, accrued interest, the allowance for loan losses, and variable-rate loans or deposits that reprice frequently and fully. Fair values of securities are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed-rate loans or deposits and for variable-rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair value of loans held for sale is based on market estimates. The fair value of Federal Home Loan Bank borrowings is based on currently available rates for similar financing. The fair value of off-balance sheet items is based on the fees or costs that would currently be charged to enter into or terminate such arrangements. The fair value of off-balance sheet items was not material for this presentation.

   The estimated fair values of the Company's financial instruments (in thousands) are as follows at June 30:

                                                       2000                     1999
                                              -------------------    ---------------------
                                              Carrying     Fair        Carrying      Fair
                                                Value      Value         Value       Value
                                                -----      -----         -----       -----
Financial assets
         Cash and cash equivalents            $  3,734       3,734   $   9,106   $   9,106
         Securities available for sale          42,602      42,602      42,272      42,272
         Loans, net                            210,717     208,088     145,206     144,517
         Loans held for sale                       573         581       2,381       2,407
         Mortgage servicing rights                 231         231         233         233
         Federal Home Loan Bank stock            4,500       4,500       2,700       2,700
         Accrued interest receivable             1,439       1,439       1,019       1,019

Financial liabilities
         Deposits                              155,840     155,464     132,401     132,496
         Federal Home Loan Bank borrowings      88,803      87,777      50,000      50,019
         Accrued interest payable                  656         656         292         292
         Advance payments by borrowers
           for taxes and insurance                 574         574         509         509

40