Form 10-K/A, Exhibit 13
period 2000-06-30
BANK WEST FINANCIAL CORP
filed 2001-03-13
CIK 934598

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

40

Your Partners in Bank West Financial Corporation

DIRECTORS

Robert J. Stephan, Chairman of the Board;
  President and Chief Executive Officer of
  SecureOne Benefit Administrators, inc.

Carl A. Rossi, Treasurer; Contract Manager and
 Part-owner of Bay Area interiors

Jacob Haisma, Owner of Jacob Haisma Builders, Inc.

Thomas D. DeYoung, Owner and President
 of DeYoung and Associates

Richard L. Bishop, President of Jurgens &
 Holtvluwer Men's Store, Inc.

John H. Zwarensteyn, President, Chief Executive
 Officer and owner of Gemini Corporation

Harry E. Mika, Private Investor, Director for 32 years at five different banks in western Michigan

Wallace D. Riley, Senior Partner of
 Riley, Roumell and Connolly

SPECIAL COUNSEL

 Elias, Matz, Tiernan &. Herrick L.L.P.
 Suite 1200 734 15th Street, N.W.
 Washington, D.C. 20005

GENERAL COUNSEL

 Siebers Mohney Associates, P.L.C.
 The Ledyard Building
 Suite 340
 125 Ottawa Avenue N.W.
 Grand Rapids, MI  49502

INDEPENDENT AUDITORS

 Crowe, Chizek and Company LLP
 400 Riverfront Plaza Building
 55 Campau Ave, N.W.
 Grand Rapids, MI  49502

TRANSFER AGENT

 Registrar and Transfer Company
 10 Commerce Drive
 Cranford, NJ 07016

EXECUTIVE OFFICERS

 Ronald A. Van Houten, President
   and Chief Executive Officer

 Louis D. Knooihuizen, Senior Vice
   President-- Commercial Lending

 James A. Koessel, Senior Vice
   President-- Mortgage Production

 Kevin A. Twardy, Vice President
   and Chief Financial Officer

 Laurie S. Adams, Vice President,
   Director of Retail Banking

 Cheryl A. Moore, Vice President--
   Lending Operations

STOCK INFORMATION

Bank West Financial Corporation is traded on the Nasdaq National Market under the symbol of'BWFC." Total shares outstanding as of June 30, 2000 were 2,521,059. As of September 12, 2000, the Company had approximately 569 shareholders of record. The high and low bid quotations for the common stock as reported on the Nasdaq, as well as dividends declared per share, were as follows:

 Quarter Ended                High            Low           Dividends
 ------------------         --------        -------         ---------
 September 30, 1998         $ 14.250        $ 9.500           $.06
 December 31, 1998            11.250          8.750            .06
 March 31, 1999               10.000          8.250            .06
 June 30, 1999                10.938          8.250            .06
 September 30, 1999           10.375          8.688            .06
 December 31, 1999             8.625          7.875            .06
 March 31, 2000                8.438          7.188            .06
 June 30, 2000                 7.313          5.750            .06

The information set forth in the table above was provided by The Nasdaq Stock Market. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

INVESTOR INFORMATION

A copy of Bank West Financial Corporation's Annual Report on Form IO-K and a list of the exhibits thereto, as filed with the Securities and Exchange Commission, may bt obtained without charge upon written request to Kevin A. Twardy, Chief Financial Officer, Bank West Financial Corporation, 2185 Three Mile Road, N.W., Grand Rapids, MI 49544, or by calling (616) 785-3400.

                                         Bank West Financial Corporation  [LOGO]